 AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER
                                    19, 2004



                                                     REGISTRATION NO. 333-119076


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                               AMENDMENT NO. 1 TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                           SYMBOL TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

               DELAWARE                              11-2308681                                3577
   (State or other jurisdiction of                (I.R.S. Employer                 (Primary Standard Industrial
    incorporation or organization)              Identification No.)                Classification Code Number)

                             ---------------------
                                ONE SYMBOL PLAZA
                        HOLTSVILLE, NEW YORK 11742-1300
                                 (631) 738-2400
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                             ---------------------
                              PETER M. LIEB, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                           SYMBOL TECHNOLOGIES, INC.
                                ONE SYMBOL PLAZA
                        HOLTSVILLE, NEW YORK 11742-1300
                                 (631) 738-2400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

                STEVEN DELLA ROCCA, ESQ.                                   JEFFREY SMALL, ESQ.
                  LATHAM & WATKINS LLP                                    DAVIS POLK & WARDWELL
                    885 THIRD AVENUE                                       450 LEXINGTON AVENUE
                       SUITE 1000                                        NEW YORK, NEW YORK 10017
                NEW YORK, NEW YORK 10022                                      (212) 450-4000
                     (212) 906-1200

                             ---------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
                                                                    PROPOSED
                                                               MAXIMUM AGGREGATE         AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED        OFFERING PRICE(2)    REGISTRATION FEE(3)
--------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share(1)...................     $287,500,000            $36,490
--------------------------------------------------------------------------------------------------------
Preferred stock purchase rights(4)..........................          --                    --
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

(1) Includes shares of common stock issuable upon exercise of the underwriters' options to purchase additional shares of common stock.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.


(3) Calculated pursuant to Rule 457(o) under the Securities Act based on an estimate of the aggregate offering price. Previously paid in connection with the initial filing of this Registration Statement.


(4) Each share of common stock includes one preferred stock purchase right pursuant to the Rights Agreement, dated as of August 13, 2001, between the registrant and The Bank of New York, as rights agent. The preferred stock purchase rights initially will trade together with the common stock. The value attributable to the preferred rights, if any, is reflected in the offering price of the common stock.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


SUBJECT TO COMPLETION, DATED NOVEMBER 19, 2004.


PRELIMINARY PROSPECTUS
             SHARES

(SYMBOL LOGO)
COMMON STOCK

This is an offering of common stock of Symbol Technologies, Inc. We are offering
all of the           shares of our common stock to be sold in this offering. Our common stock is listed on the New York Stock Exchange under the symbol "SBL." The last reported sale price of our common stock on November 15, 2004 was $15.60 per share.


----------------------------------------------------------------------------------
                                                              PER SHARE    TOTAL
----------------------------------------------------------------------------------
Public offering price.......................................  $           $
Underwriting discounts and commissions......................  $           $
Proceeds to us, before expenses.............................  $           $
----------------------------------------------------------------------------------


The public offering price will be determined by agreement between us and the underwriters in accordance with the recommendation of a "qualified independent underwriter" as defined in the Rules of the National Association of Securities Dealers, Inc. We have granted the underwriters a 30-day option to purchase up to additional shares to cover over-allotments, if any.



INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    JPMORGAN

                             ---------------------

BANC OF AMERICA SECURITIES LLC

                                UBS INVESTMENT BANK
                                                        WACHOVIA SECURITIES
                             ---------------------

ROBERT W. BAIRD & CO.
                    BEAR, STEARNS & CO. INC.
                                             LAZARD
                                                      THOMAS WEISEL PARTNERS LLC
             , 2004

                               TABLE OF CONTENTS


Prospectus summary..........................................    1
Risk factors................................................   11
Forward-looking statements..................................   29
Market and industry data....................................   29
Use of proceeds.............................................   30
Price range of common stock.................................   31
Dividend policy.............................................   32
Capitalization..............................................   33
Unaudited pro forma financial information...................   34
Selected historical financial data..........................   39
Management's discussion and analysis of financial condition
   and results of operations................................   41
Business....................................................   69
Management..................................................   98
Security ownership of certain beneficial owners and
   management...............................................  115
Certain relationships and related transactions..............  117
Description of capital stock................................  119
Material U.S. federal tax considerations for non-U.S.
   holders of our common stock..............................  123
Underwriting................................................  126
Validity of the common stock................................  130
Change in and disagreements with accountants on accounting
   and financial disclosure.................................  130
Experts.....................................................  131
Where you can find more information.........................  132
Index to financial statements...............................  F-1

                               PROSPECTUS SUMMARY

This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled "Risk factors" in this prospectus, our consolidated financial statements and related notes and the consolidated financial statements of Matrics, Inc. and the notes thereto, before making an investment decision. References in this prospectus to "Symbol," "we," "us" or "our" refer to Symbol Technologies, Inc. and its subsidiaries, unless the context specifically states or implies otherwise.

SYMBOL TECHNOLOGIES, INC.

OUR BUSINESS

We are a global leader in designing, developing, manufacturing and servicing products and systems used in end-to-end enterprise mobility solutions. Our products and solutions capture, move and manage information in real time to assist our customers in making more efficient business decisions. Our products include advanced data capture products, mobile computing platforms, wireless infrastructure, radio frequency identification ("RFID") infrastructure and tags and mobility software and services, and are sold as both integrated solutions and individual devices.

Our customers use our enterprise mobility solutions in business operations such as merchandise ordering and price control, inventory management, point-of-sale, production control, delivery confirmation, route accounting and military logistics and in various healthcare applications. Our customers purchase our products because they are designed to increase workforce productivity, reduce operating costs, drive operational efficiencies and enhance quality control and customer service.


Our products and services are sold worldwide to a diverse set of customers in markets such as retail, transportation and logistics, manufacturing, wholesale and distribution, government and healthcare. For the year ended December 31, 2003, we generated $1,530.3 million in revenue and $3.3 million in net earnings. For the nine months ended September 30, 2004, we generated $1,281.6 million in revenue and $53.4 million in net earnings.


We operate in two reportable business segments: (1) the design, development, manufacture and marketing of advanced data capture, mobile computing, wireless infrastructure, RFID and mobility software products and systems ("Product Segment"); and (2) the servicing of, customer support for and professional services related to these products and systems ("Services Segment").

PRODUCT SEGMENT

Our products and solutions are designed to capture, move and manage information in real time to and from the point of business activity.

 -- Capture. Our advanced data capture products fall into three categories: (1)
    handheld and hands-free laser barcode scanners, imagers and kiosks; (2) enterprise mobile computing systems, including "rugged" handheld, wearable and vehicle-mounted mobile computers and durable personal digital assistants; and (3) RFID infrastructure and tags. "Rugged" mobile devices are typically used in industrial and field settings and offer higher resistance to vibration, shock and temperature variations than their typical commercial-grade counterparts.

 -- Move. We offer mobility infrastructure solutions that provide wireless local area networks ("wireless LAN") connectivity. Our mobility devices also offer support for wireless LAN, wireless wide area networks ("wireless WAN"), personal area wireless networks and complementary standards and technologies, including Bluetooth(TM), WiFi, IEEE 802.11, CDMA, GPRS and GSM.


 -- Manage. Our Mobility Services Platform ("MSP") is a suite of software products that includes our MSP Server and our MSP Studio, which are designed to enhance the performance, efficiency and productivity of mobility solutions.


For the year ended December 31, 2003, Product Segment revenue was $1,223.9 million, which represented 80.0% of total revenue. For the nine months ended September 30, 2004, Product Segment revenue was $1,058.7 million, which represented 82.6% of total revenue.


SERVICES SEGMENT


Our Global Services Division offers our customers a range of services from system planning and design for emerging technologies to comprehensive product maintenance and support. Our services, marketed under the Symbol Enterprise Mobility Services brand, have been designed to support our customers' investments in information technology solutions and are sold and delivered via our global direct sales and services organization or through our Symbol PartnerSelect(TM) or SymbolCertified(TM) Professional Services certification programs. For the year ended December 31, 2003, Services Segment revenue was $306.4 million, which represented 20.0% of total revenue. For the nine months ended September 30, 2004, Services Segment revenue was $222.9 million, which represented 17.4% of total revenue.


OUR STRENGTHS

We believe that we possess many of the attributes that will be necessary for long-term success in our industry, including the following:

 -- unique end-to-end enterprise mobility solutions;

 -- leading market positions;

 -- technology and intellectual property leadership;

 -- a global presence;

 -- long-term customer relationships and knowledge of vertical markets;

 -- a channel-centric and alliance-centric sales model;

 -- customer service and support; and

 -- an experienced management team.

OUR STRATEGY

Our strategy is to deliver to our customers enterprise mobility products, solutions and services, which are designed to increase cost-effectiveness, enhance efficiency and promote faster execution of critical business processes. We intend to pursue this goal by applying the following strategies:

 -- expand our leadership position in enterprise mobility products and solutions;

 -- target key vertical markets and penetrate new markets;

 -- continue to improve and streamline operations;

 -- build upon our strong foundation of intellectual property;

 -- rationalize product lines and pursue platform-based products; and

 -- expand our sales and channel capabilities.

MANAGEMENT AND BOARD OF DIRECTORS CHANGES AND OTHER REMEDIAL ACTIONS RESULTING FROM ACCOUNTING MISCONDUCT BY OUR FORMER MANAGEMENT


Beginning in May 2001, we began a series of internal investigations with respect to certain accounting matters, principally concerning the timing and amount of revenue recognized during the period from January 1, 2000 to December 31, 2001, as well as the accounting for certain reserves, restructurings, certain option programs and several categories of cost of revenue and operating expenses. The United States Securities and Exchange Commission ("SEC") and the United States Attorney's Office for the Eastern District of New York ("Eastern District") commenced separate but related investigations. We cooperated fully with the SEC and the Eastern District and produced hundreds of thousands of pages of documents and numerous witnesses in response to these investigations. These investigations led to the resignation of, and the filing of criminal indictments against, several of our former senior executives, including Tomo Razmilovic, one of our former Presidents, Chief Executive Officers and directors, and Kenneth Jaeggi, our former Senior Vice President and Chief Financial Officer, and the restatement of certain of our previously filed financial statements. Two members of our former management team have pled guilty to securities fraud charges and four of our former employees have pled guilty to various conspiracy charges. Indictments are still pending in the Eastern District against Tomo Razmilovic and six other members of our former management team, and complaints have been filed by the SEC against ten members of our former management team for securities fraud and other violations of the securities laws.



On June 3, 2004, we announced that we resolved the investigation by the Eastern District by entering into a non-prosecution agreement with the Eastern District. As a result of this non-prosecution agreement, no criminal complaint will be filed against us by the Eastern District. On that date, we also announced an agreement with the SEC that resolved the investigation being conducted by the SEC. Pursuant to the agreements with the Eastern District and the SEC, we have paid $37 million in cash to a restitution fund for members of the class consisting of purchasers of our common stock from February 15, 2000 to October 17, 2002 and $3 million to the United States Postal Inspection Service Consumer Fraud Fund. In addition to these payments, we have acknowledged responsibility for previous misconduct by certain of our former employees and agreed to continue our cooperation with the Eastern District and the SEC, to retain an independent, government-approved examiner to review our internal controls, financial reporting practices and our compliance with the settlement agreements and to establish and maintain an annual training and education program designed to diminish the possibility of future violations of the federal securities laws. Pursuant to the agreement with the SEC, the SEC filed, and the court has approved, a Final Consent Judgment in the Eastern District of New York providing for injunctive relief, enjoining us from further violations of the securities laws, and a civil penalty in the amount of $37 million, as described above. For more information on the Eastern District and SEC investigations, see "Business--Legal proceedings--Government investigations."


In addition to the resolution of the investigations by the SEC and the Eastern District, we have resolved three class action lawsuits that alleged violations of federal securities laws, including allegations that we issued materially false and misleading statements that had the effect of artificially inflating the market price of our common stock. Under the settlement, we agreed to pay to the class members an aggregate of $1.75 million in cash and to issue an aggregate number of shares of common stock equal to a market value of $96.25 million, subject to a minimum and maximum number of shares as set forth in the settlement agreement. For example, the number of shares issuable pursuant to the settlement agreement would have been approximately 6.6 million shares on November 1, 2004. The issuance of common stock required under the settlement agreement will dilute the value of the shares of our common stock, however, we do not believe this dilution will be material. The court held a fairness hearing regarding the settlement on October 4, 2004 and approved the fairness of the settlement by an order entered on October 20, 2004. On November 17, 2004, we delivered 586,533 shares, or 10% of the settlement amount (at $16.41 per share), as satisfaction of the plaintiffs' attorneys' fees, pursuant to the court's order. We expect to deliver the balance of the shares required to be issued under the settlement in the first half of 2005. For more information, see "Business--Legal proceedings--Securities litigation matters."


In response to the investigations by the SEC and the Eastern District, our board of directors assembled a new senior management team by replacing 15 of the 16 top executives of Symbol. Since mid-2002, we replaced 31% of management with job titles of "director" and above and appointed the following individuals:

 -- William R. Nuti, President, Chief Executive Officer and Director (formerly
    Senior Vice President of Cisco Systems, Inc.);

 -- Todd Abbott, Senior Vice President--Worldwide Operations (formerly Group
    Vice President of EMEA Service Provider Sales of Cisco Systems, Inc.);

 -- Mark T. Greenquist, Senior Vice President--Finance and Chief Financial
    Officer (formerly Executive Vice President and Chief Financial Officer of Agere Systems, Inc.);

 -- Peter M. Lieb, Senior Vice President, General Counsel and Secretary
    (formerly Deputy General Counsel of International Paper Company); and

 -- James M. Conboy, Vice President, Controller and Chief Accounting Officer
    (formerly a director of D.P. Healy CPA, P.C., a forensic accounting firm).

Since mid-2002, we have also appointed five new independent members to our board of directors, none of whom has a prior association with our former senior management, including:

 -- Salvatore Iannuzzi, Chairman (formerly Chief Administrative Officer of CIBC
    World Markets, Inc.);

 -- Robert J. Chrenc (formerly Executive Vice President and Chief Administrative
    Officer of ACNielsen);

 -- Edward Kozel (Managing Director of Integrated Finance Ltd., an advisory firm);

 -- George Samenuk (Chief Executive Officer and Chairman of McAfee, Inc.); and

 -- Melvin A. Yellin (President of Stone Point Corporation, a firm that concentrates on risk management and corporate solutions for corporate clients).

In 2003 and continuing in 2004, we have implemented and continue to implement various initiatives, conducted with the oversight of our audit committee, to address the material weaknesses and deficiencies in our internal controls identified by our prior auditors and our own internal investigations. These initiatives, along with the initiatives we have underway relating to our compliance with the Sarbanes-Oxley Act of 2002, address our control environment, organization and staffing, policies, procedures, documentation and information systems and are intended to materially improve our internal controls and procedures, address systems and personnel issues and help ensure a corporate culture that emphasizes integrity, honesty and accurate financial reporting.



THIRD QUARTER 2004



In November 2004, during our inventory testing (including a planned physical inventory at a company-owned distribution center), two unrelated errors were discovered. These errors were the result of two discrete events. One event involved inaccurate inventory levels reported to us by a large distribution partner. The second discrepancy was the result of errors that occurred at a company-owned distribution facility that serves one of our large retail customers. Based on these findings, management believes it has significant deficiencies relating to the controls for receiving, shipping and ultimately reporting the amount of inventory. The errors reported as described above led to
(i) an overstatement of our revenues in our earnings release on October 26, 2004 for the three and nine month period ended September 30, 2004 and (ii) the delay in filing our report on Form 10-Q as of and for the three and nine month periods ended September 30, 2004.



Since the discovery of the significant deficiencies in November 2004 as described above, we have taken the steps to ensure the financial results as of and for the three and nine month period ended September 30, 2004 are fairly presented in all material respects. We have also taken various measures to improve the effectiveness of our internal controls.


RECENT DEVELOPMENTS


On September 9, 2004, we acquired privately held Matrics, Inc. ("Matrics") for $230 million in cash. We financed the acquisition of Matrics with a portion of a $250 million borrowing under a short-term credit facility, which we expect to refinance with the proceeds of this offering. In this prospectus, we refer to the acquisition of Matrics and the related borrowing under a short-term credit facility together as the "Acquisition." For the six months ended June 30, 2004, Matrics generated $4.7 million in revenue. Affiliates of certain of the underwriters are lenders under the short-term credit facility.



Based in Rockville, Maryland, Matrics is a leader in developing Electronic Product Code ("EPC")-compliant RFID systems. RFID is a next generation data capture technology that utilizes small tags attached to products or assets that emit radio signals that can be read at a distance. This allows for remote reading of information relevant to the asset, similar to that contained in bar codes. Because RFID does not require physical contact between the reader and the tag, or even a line of sight, it provides the ability to capture more data more efficiently and is beneficial in areas such as supply chain management, asset tracking and security.


Matrics has focused its strategic RFID solutions efforts on Electronic Product Code standards, which are the emerging global RFID standards. Matrics has developed EPC-compliant RFID systems for retail, defense, transportation and other vertical markets. The Matrics product portfolio features RFID systems including multi-protocol, EPC-compliant fixed readers; readers designed for embedded applications, such as RFID printers and mobile computers; high-performance antennas for RFID tag reading; and EPC labels that can be attached to items such as containers, pallets, cartons and more. The RFID tag family includes both read-only and read/write functionality that addresses a wide range of asset visibility applications. Matrics is also developing a proprietary manufacturing process that is expected to provide for higher volume and more cost effective manufacturing of tags.


We believe the acquisition of Matrics is an important step in executing our plan to be a leader in RFID, and will expand our offerings in the advanced data capture industry. Prior to the acquisition of Matrics, we had been internally developing a handheld RFID reader and a services and support business focused on the deployment of RFID systems. Our revenues from our internal RFID business were insignificant. The Matrics acquisition has allowed us to offer complete RFID systems by adding commercially ready, fixed RFID reader systems and tag products to our current offerings. We believe RFID technology is a new generation of advanced data capture and is complementary to our offering of barcode scanners and rugged handheld computers.



The acquisition of Matrics had a $13.8 million negative impact on our third quarter 2004 net earnings and a $0.05 negative impact on earnings per share, primarily as a result of a $12.8 million write-off of in-process research and development costs. We currently expect the combined impact of the acquisition of Matrics, the interest expense and amortization of fees associated with the short-term credit facility and the issuance of the shares of common stock in this offering will be dilutive to our fourth quarter 2004 earnings by approximately $0.05 per diluted share. See "Unaudited pro forma financial information."


CORPORATE INFORMATION

We are a Delaware corporation and the successor by merger in 1987 to Symbol Technologies, Inc., a New York corporation that commenced operations in 1975. Our principal executive offices are located at One Symbol Plaza, Holtsville, New York 11742-1300. Our telephone number is (631) 738-2400. Our website address is www.symbol.com. Information contained on our website is not part of this prospectus.

                                  THE OFFERING

Common stock being offered by us:      shares
Common stock outstanding immediately after this offering:      shares

USE OF PROCEEDS:

We expect to use the net proceeds from the sale of shares in this offering, together with cash on hand, to repay the borrowing under our short-term credit facility, which financed the purchase price for, and the fees and expenses relating to, the acquisition of Matrics. See "Use of proceeds."

New York Stock Exchange symbol: SBL


The number of shares of common stock outstanding immediately after this offering in the table above is based on 240,851,048 shares outstanding as of November 15, 2004 and does not include as of that date:



 -- 26,835,712 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $14.73 per share;



 -- 16,202,593 shares of common stock reserved for future awards and issuances under our stock incentive plans; and



 -- the number of shares of common stock equal to a market value of $96.25 million, subject to a minimum and maximum number of shares to be issued as set forth in the settlement agreement relating to certain securities fraud class action lawsuits. For example, the number of shares issuable on November 1, 2004 pursuant to the settlement agreement would have been approximately 6.6 million shares. See "Business--Legal proceedings--Securities litigation matters."


Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                  RISK FACTORS

See "Risk factors" for a discussion of the factors you should carefully consider before deciding to invest in our common stock.

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                          CONSOLIDATED FINANCIAL DATA


The following table presents our summary historical and unaudited pro forma consolidated financial data for the periods presented. The summary historical consolidated financial data as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary unaudited historical financial data as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements include, in the opinion of our management, all adjustments necessary for a fair presentation of the results for those periods. The results of operations for interim periods are not necessarily indicative of the operating results for the full year.



The summary unaudited pro forma statement of operations data, as adjusted, give effect to the Acquisition and this offering, including the use of proceeds, as if they had occurred as of January 1, 2003. The summary unaudited pro forma balance sheet data give effect this offering, including the use of proceeds, as if they had occurred as of September 30, 2004. The summary unaudited pro forma financial data are not intended to represent our financial position, results of operations or cash flows had these transactions been completed as of such dates or to project our financial position, results of operations or cash flows for any future period or date.



The summary historical financial data and unaudited pro forma consolidated financial data, set forth below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations," "Unaudited pro forma financial information" and our historical consolidated financial statements and the notes thereto and the historical consolidated financial statements of Matrics and the notes thereto included elsewhere in this prospectus.

-----------------------------------------------------------------------------------------------------------------------------
                                                                                    HISTORICAL         PRO FORMA, AS ADJUSTED
                                 -------------------------------------------------------------   ----------------------------
                                                                                                                  NINE MONTHS
                                                                             NINE MONTHS ENDED     YEAR ENDED           ENDED
                                              YEAR ENDED DECEMBER 31,            SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE  ------------------------------------   ----------------------   ------------   -------------
             DATA)                  2001         2002         2003        2003         2004          2003           2004
-----------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
REVENUE:
Product......................    $1,206,176   $1,103,070   $1,223,853   $ 909,784   $1,058,728   $  1,227,524       1,065,913
Services.....................       281,280      298,547      306,425     227,492      222,860        306,425         222,860
                                 --------------------------------------------------------------------------------------------
                                  1,487,456    1,401,617    1,530,278   1,137,276    1,281,588      1,533,949       1,288,773
COST OF REVENUE:
Product cost of revenue......       826,766      693,980      635,103     480,247      526,675        638,915         535,968
Services cost of revenue.....       219,310      219,985      219,926     165,866      162,589        219,926         162,589
                                 --------------------------------------------------------------------------------------------
                                  1,046,076      913,965      855,029     646,113      689,264        858,841         698,557
                                 --------------------------------------------------------------------------------------------
Gross profit.................       441,380      487,652      675,249     491,163      592,324        675,108         590,216
                                 --------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Write off of acquired in
  process research and
  development(1).............             -            -            -           -       12,800              -          12,800
Engineering..................       149,523      142,602      156,328     117,468      126,214        162,376         133,347
Selling, general and
  administrative.............       329,044      343,971      421,132     305,473      366,230        427,517         374,334
Stock-based compensation
  expense/(recovery).........       (92,760)     (68,084)      17,087       9,872        2,234         17,087           2,234
Provision/(recovery) for legal
  settlements................             -       98,300       72,000      72,000      (21,400)        72,000         (21,400)
Restructuring and impairment
  charges....................        10,218        2,590        1,181       1,181        4,466          1,181           4,466
Merger integration charges...         9,238            -            -                                       -               -
Amortization of goodwill.....        14,823            -            -                                       -               -
                                 --------------------------------------------------------------------------------------------
Total operating expenses.....       420,086      519,379      667,728     505,994      490,544        680,161         505,781
                                 --------------------------------------------------------------------------------------------
Earnings/(loss) from
  operations.................        21,294      (31,727)       7,521     (14,831)     101,780         (5,053)         84,435
                                 --------------------------------------------------------------------------------------------
OTHER (EXPENSE)/INCOME:
Interest income..............         2,876        2,322        2,969       1,798        2,057          3,093           2,151
Interest expense.............       (22,145)     (16,801)     (10,590)     (8,137)      (7,208)       (10,656)         (6,819)
Impairment of investments....       (23,757)     (32,200)      (3,550)      3,293            -         (3,550)              -
Other income (expense), net..         4,177       16,676        7,551         801       (1,776)         7,551          (2,021)
                                 --------------------------------------------------------------------------------------------
                                    (38,849)     (30,003)      (3,620)     (2,245)      (6,927)        (3,562)         (6,689)
                                 --------------------------------------------------------------------------------------------
Earnings/(loss) before income
  taxes......................       (17,555)     (61,730)       3,901     (17,076)      94,853         (8,615)         77,746
Provision for/(benefit from)
  income taxes...............           214      (16,815)         606      (4,197)      41,463         (4,213)         34,878
                                 --------------------------------------------------------------------------------------------
Net earnings/(loss)..........    $  (17,769)  $  (44,915)  $    3,295   $ (12,879)  $   53,390   $     (4,402)         42,868
                                 --------------------------------------------------------------------------------------------
EARNINGS/(LOSS) PER SHARE:
Basic........................    $    (0.08)  $    (0.20)  $     0.01   $   (0.06)  $     0.23   $      (0.02)  $        0.17
Diluted......................    $    (0.08)  $    (0.20)  $     0.01   $   (0.06)  $     0.22   $      (0.02)  $        0.17
                                 --------------------------------------------------------------------------------------------
Cash dividends declared per
  common share...............    $   0.0167   $     0.02   $     0.02   $    0.02   $     0.02   $       0.02   $        0.02

--------------------------------------------------------------------------------------------------------------------------
                                                                                 HISTORICAL         PRO FORMA, AS ADJUSTED
                              -------------------------------------------------------------   ----------------------------
                                                                                                               NINE MONTHS
                                                                          NINE MONTHS ENDED     YEAR ENDED           ENDED
                                           YEAR ENDED DECEMBER 31,            SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
                              ------------------------------------   ----------------------   ------------   -------------
       (IN THOUSANDS)            2001         2002         2003        2003         2004          2003           2004
--------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING:
Basic.......................     227,173      229,593      230,710     230,690      235,533        246,736         251,559
Diluted.....................     227,173      229,593      236,449     230,690      239,466        246,736         255,492
--------------------------------------------------------------------------------------------------------------------------



                                                                                             HISTORICAL       PRO FORMA
                                                            -------------------------------------------   -------------
                                                            DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
(IN THOUSANDS)                                                      2002           2003            2004            2004
-----------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT END OF PERIOD):
Cash and cash equivalents.................................  $     76,121   $    150,017   $     231,528(2) $     216,028(2)
Total assets..............................................     1,572,195      1,646,518       1,917,776       1,895,990
Long-term debt, less current portion(3)...................       135,614         99,012          84,572          84,572
Total stockholders equity.................................  $    887,739   $    920,598   $   1,013,911   $   1,242,125
-----------------------------------------------------------------------------------------------------------------------



(1) Upon consummation of the Matrics acquisition, Symbol immediately expensed in-process research and development of $12.8 million, representing a portion of the total value of the acquired assets. See Note 8.a of our condensed consolidated financial statements as of September 30, 2004 and for the three and nine month periods ended September 30, 2004 and 2003 included elsewhere in this prospectus.



(2) Does not include restricted cash of $50,147, which is the balance as of September 30, 2004 of an interest-bearing court escrow account as security for a trial court judgment on appeal.



(3) The total long-term debt includes SAILS exchangeable debt in the amount of $55,194 as of December 31, 2002, $98,927 as of December 31, 2003 and $77,635 as
of September 30, 2004. The securities that underlie the SAILS contract represent our investment in Cisco Systems, Inc.'s common stock, which was acquired in connection with the Telxon acquisition. In January 2008, the SAILS debt will be exchangeable for shares of Cisco Systems, Inc.'s common stock or, at our option, for cash in lieu of shares.

                                  RISK FACTORS


You should carefully consider the material risks described below, together with the other information in this prospectus, before you make a decision to invest in our common stock. If any of the following risks actually occur, our business, operating results, financial condition or prospects could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment.


RISKS RELATING TO THE INVESTIGATIONS


WE RECENTLY SETTLED SEPARATE INVESTIGATIONS BY THE SEC AND THE EASTERN DISTRICT RELATING TO THE ACCOUNTING MISCONDUCT OF OUR PRIOR MANAGEMENT. A VIOLATION OF THESE SETTLEMENT AGREEMENTS COULD RESULT IN FURTHER PROSECUTION BY THE SEC AND THE EASTERN DISTRICT.



On June 3, 2004, we announced that the SEC and the Eastern District concluded separate investigations relating to certain of our prior accounting practices and the prior administration of certain of our stock option plans. These investigations arose in response to an inquiry from the SEC in 2001. As a result of the SEC inquiry, we conducted an initial internal investigation, with the assistance of a law firm, in May 2001 relating to such accounting practices. We subsequently discovered that this investigation was hindered by certain of our former employees and the SEC expressed dissatisfaction with the investigation. In March 2002, we undertook a second internal investigation that lasted approximately 18 months, with the assistance of a different law firm and an independent forensic accounting team. The results of that internal investigation gave rise to the restatement of our financial statements that affected our selected data for 1998, 1999, 2000 and 2001, our financial statements for the years ended December 31, 2000 and 2001 and our unaudited selected quarterly information for each of the four quarters in 2001 and the first three quarters of 2002.


We have resolved the investigations by the SEC and the Eastern District and have entered into a settlement agreement with the SEC and a non-prosecution agreement with the Eastern District. If we violate the non-prosecution agreement with the Eastern District or commit other violations, such as accounting offenses that were not the subject of the investigations, we have waived defenses that may have otherwise been available to us, including the statute of limitations, and will be subject to prosecution for any offense, including any offense that was the subject of the non-prosecution agreement. This could have a material adverse effect on us. In addition, the agreements with the SEC and the Eastern District required us to pay $37 million in cash to a restitution fund for members of a class consisting of purchasers of our stock from February 15, 2000 to October 17, 2002 and $3 million to the United States Postal Inspection Service Consumer Fraud Fund. We paid both amounts prior to June 30, 2004. For a discussion of the SEC and the Eastern District investigations, please see "Business--Legal proceedings--Government investigations."


WE RECENTLY AGREED TO PAY APPROXIMATELY $98 MILLION, PRINCIPALLY THROUGH THE ISSUANCE OF NEW SHARES OF OUR COMMON STOCK, TO SETTLE THE CLASS ACTION LAWSUITS AGAINST US RELATING TO THE ACCOUNTING MISCONDUCT OF OUR PRIOR MANAGEMENT. THE ISSUANCE OF THESE SHARES WILL HAVE AN IMMEDIATE DILUTIVE EFFECT ON OUR EXISTING STOCKHOLDERS.


In addition to the investigations by the SEC and the Eastern District, Symbol, certain members of our former senior management team and certain former members of our board of directors were named defendants in three class action lawsuits alleging violations of federal securities laws, including actions alleging that we issued materially false and misleading statements that had the effect of artificially inflating the market price of our common stock. On June 3, 2004, we announced our settlement of these lawsuits. The court held a fairness hearing regarding the settlement on October 4, 2004 and approved the fairness of the settlement by an order entered on October 20, 2004. Under the settlement, we agreed to pay to the class members an aggregate of $1.75 million in cash and an aggregate number of shares of common stock having a market value of $96.25 million, subject to a minimum and maximum number of shares based upon the volume-weighted moving average trading price of our common stock for the five day period immediately prior to our payment of the common stock to the class ("Determined Price"). If the Determined Price is greater than $16.41 per share, then we will issue 5,865,326 shares of our common stock to the class. If the Determined Price is between $16.41 per share and $11.49 per share, then we will issue to the class the number of shares of our common stock equal to a market value of $96.25 million divided by the Determined Price. If the Determined Price is less than $11.49 per share, then we will issue 8,376,849 shares of our common stock to the class. For example, the number of shares issuable on November 1, 2004 pursuant to the settlement agreement would have been approximately 6.6 million shares. The settlement also provides that we have the right pay up to an additional $6.0 million in cash to reduce the number of shares of our common stock that we are required to deliver in an amount equal to the amount of additional cash divided by the Determined Price. If (i) there occurs any event that would lead to the de-listing of our common stock or our board of directors recommends the approval of a tender offer or the purchase of a majority of our common stock or (ii) the Determined Price is less than $11.90 per share, then the lead counsel for the plaintiffs can require us to place into escrow the number of shares that would otherwise be payable to the class and would have the right to sell all or any portion of the escrowed shares and invest such proceeds until distribution to the class. If we do not deliver our common stock as required by the settlement agreement within the ten days of such requirement, the lead counsel for the plaintiffs may terminate the settlement agreement. On November 17, 2004, we delivered 586,533 shares, or 10% of the settlement amount (at $16.41 per share), as satisfaction of the plaintiffs' attorneys' fees, pursuant to the court's order. We expect to deliver the balance of the shares required to be issued under the settlement in the first half of 2005.



In addition, the $37 million civil penalty imposed by the SEC, which we paid prior to June 30, 2004, will be distributed to the class. The issuance of common stock required under the settlement will dilute the value of the shares of our common stock. Any decrease in the price of our stock may force us to issue additional shares, causing further dilution.



PENDING LITIGATION RELATING TO THE ACCOUNTING MISCONDUCT OF OUR PRIOR MANAGEMENT COULD GENERATE NEGATIVE PUBLICITY FOR US. THIS COULD RESULT IN A DECLINE IN OUR STOCK PRICE AND CAUSE YOU TO LOSE PART OF YOUR INVESTMENT.



In March and June 2003, Robert Asti, our former Vice President--North America Sales and Service--Finance, and Robert Korkuc, our former Chief Accounting Officer, pled guilty to two counts of securities fraud in connection with the government investigations described above. The SEC has filed civil complaints against Messrs. Asti and Korkuc based upon similar facts. Since June 2004, the Eastern District has announced that four additional former employees have pled guilty to various conspiracy charges.


In addition, Symbol, certain members of our former senior management team and certain former members of our board of directors were named defendants in two derivative actions, one alleging violations of securities laws and other claims similar to the class actions, and the second relating to the distribution of proxy statements by former directors. On July 27, 2004, the court approved a settlement in which Symbol would be realigned as plaintiff in the first derivative action, re-positioning us to proceed against Tomo Razmilovic, one of our former Presidents, Chief Executive Officers and directors, and other members of our former management and certain former members of our board of directors. In September 2004, the court approved a settlement in which Symbol would be realigned as the plaintiff in the second derivative suit related to the proxy statements.


The guilty pleas of the six individuals mentioned above; the resolution of these civil complaints with the SEC; the continued prosecution by the Eastern District of Tomo Razmilovic and seven other members of our former management team; or the SEC's filing of complaints against ten members of our former management team for securities fraud and other violations of the securities laws could generate negative publicity for us and result in a decline in our stock price.



OUR INDEMNIFICATION OF OUR FORMER MANAGEMENT OBLIGATES US TO INDEMNIFY AND ADVANCE LEGAL EXPENSES TO THEM, INCLUDING WITH RESPECT TO THE PENDING CRIMINAL AND CIVIL LITIGATION FOR ACCOUNTING MISCONDUCT, IN ACCORDANCE WITH THE TERMS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS, OTHER APPLICABLE AGREEMENTS AND DELAWARE LAW. OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT TO COVER OUR LIABILITIES RELATED TO SUCH LITIGATION AND THE SETTLEMENT OF THE SECURITIES FRAUD CLASS ACTION LAWSUITS.



We may be obligated to indemnify and advance legal expenses to our former directors, officers or employees in accordance with the terms of our certificate of incorporation, bylaws, other applicable agreements and Delaware law. Our certificate of incorporation and bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law. Under Delaware law, we may generally indemnify directors, officers and other employees against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than in derivative actions), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Our former directors and officers continue to be covered under our current insurance policy, although our insurance coverage for them may not be sufficient in some or all of these matters. Furthermore, the underwriters of our directors and officers insurance policy may seek to rescind or otherwise deny coverage in some or all of these matters. For a discussion of the SEC and Eastern District investigations and related class action and derivative litigation, see "Business--Legal proceedings."



We do not expect our insurance coverage to cover our total liabilities and related litigation costs in the actions discussed above, including with respect to the securities fraud class action lawsuits, and the total liabilities and costs are still uncertain. We have currently accrued approximately $98 million related to the settlement of the class action lawsuits. The plaintiffs have yet to specify the amount of damages being sought in the civil actions against our former management and our former board of directors, and, therefore, we are unable to estimate what our ultimate liability under our indemnification obligations in such lawsuits may be. Our indemnification obligations discussed above may have a material adverse effect on our results of operations, financial condition and cash flow.

ALMOST ALL OF THE MEMBERS OF OUR SENIOR MANAGEMENT ARE NEW AND HAVE BEEN REQUIRED TO DEVOTE A SIGNIFICANT AMOUNT OF TIME ON MATTERS ARISING FROM ACTIONS OF OUR PRIOR MANAGEMENT. IF SENIOR MANAGEMENT IS UNABLE TO DEVOTE A SIGNIFICANT AMOUNT OF TIME IN THE FUTURE TOWARD DEVELOPING AND EXECUTING OUR STRATEGIC BUSINESS INITIATIVES AND RUNNING ONGOING BUSINESS OPERATIONS, WE MAY NOT BE ABLE TO REMAIN COMPETITIVE.



Since mid-2002, we have replaced almost all of our senior management team. During this period, our senior management team has devoted a significant amount of time conducting internal investigations, restating our financial statements, reviewing and improving our internal controls and procedures, developing effective corporate governance procedures and responding to government inquiries and the related class action lawsuits. If senior management is unable to devote a significant amount of time in the future toward developing and executing our strategic business initiatives and running ongoing business operations, we may not be able to remain competitive. In addition, much of our middle management is new and may require a substantial amount of time building customer relationships and learning about and familiarizing themselves with Symbol's products, operations and business culture.



A FAILURE TO IMPLEMENT EFFECTIVELY AND EFFICIENTLY OUR PLAN TO REMEDIATE DEFICIENCIES IN OUR INTERNAL CONTROLS AND PROCEDURES COULD RESULT IN ACCOUNTING ERRORS AND IN VIOLATIONS OF OUR SETTLEMENT AGREEMENT WITH THE SEC AND OUR NON-PROSECUTION AGREEMENT WITH THE EASTERN DISTRICT.



As previously reported in our consolidated financial statements for the fiscal year ended December 31, 2003, we reported that a material weakness existed related to the manner in which we processed transactions to record revenue. Additionally, we reported that deficiencies existed relating to the adequacy and timeliness of account reconciliations, formalized worldwide policies and procedures, the amount of manual journal entries required to record transactions and the updating of documents with customers. We also reported that for the fiscal year ended December 31, 2002, we had other material weaknesses that have since been remediated. For information on the material weaknesses and deficiencies reported for the fiscal years ended December 31, 2002 and 2003, see "Change in and disagreements with accountants on accounting and financial disclosure."



In addition, in November 2004, during our inventory testing (including a planned physical inventory at a company-owned distribution center), two unrelated errors were discovered. These errors were the result of two discrete events. One event involved inaccurate inventory levels reported to us by a large distribution partner. The under-reported inventory levels resulted in us inaccurately reporting $3.3 million in revenues in our earnings release on October 26, 2004 for the three and nine-month period ended September 30, 2004. No previous periods were affected. This was an oversight on the part of the distribution partner, which made us aware of the reporting error as soon as it was discovered. The second discrepancy was the result of errors that occurred at a company-owned distribution facility that serves one of our large retail customers. The distribution center relies on its own internal reporting system and misreported inventory. As a result of this second discrepancy, we over-reported revenue by $10.3 million for the three and nine month periods ended September 30, 2004 in our earnings release on October 26, 2004. Based on these findings, management believes it has significant deficiencies relating to the controls for receiving, shipping and ultimately reporting the amount of inventory. We are investigating the events leading to the discrepancies discovered at our company-owned distribution facility and have engaged outside counsel to assist with the investigation and in responding to requests made by the Eastern District and the SEC regarding this matter. The errors reported as described above led to the delay in filing our quarterly report on Form 10-Q as of and for the three and nine month periods ended September 30, 2004.



In 2003 and continuing in 2004, we have implemented and continue to implement various initiatives (the "2003 Initiatives") to address the material weaknesses and deficiencies in our internal controls as identified by our prior auditors and our own internal investigations, conducted with the oversight of our audit committee. In response to the reporting errors in the quarter ended September 30, 2004, we have taken the following steps to ensure the financial results as of and for the three and nine month periods ended September 30, 2004 as filed in our Form 10-Q are fairly presented in all material respects:



 -- re-performed a physical inventory at this distribution center;



 -- performed a roll back of inventory amounts from the results of our physical counts to each quarter end;



 -- re-performed cut-off procedures at March 31, 2004, June 30, 2004 and
    September 30, 2004 to determine proper inventory amounts; and



 -- re-confirmed inventory amounts with the distributor.



Additionally, we have taken various initiatives to improve the effectiveness of our internal controls (the "2004 Initiatives"), including:



 -- placed qualified individuals in the distribution center to manage the movement of inventory within the distribution center; and



 -- developed prospective physical inventory procedures to be performed for the year ending December 31, 2004 and quarterly thereafter at certain of our distributors and our company-owned distribution center to ensure the value of consigned inventory at our distributors and our company-owned distribution center are accurately recorded.



The 2003 Initiatives and the 2004 Initiatives, along with the initiatives we have underway related to our compliance with the Sarbanes-Oxley Act of 2002, address our control environment, organization and staffing, policies, procedures, documentation and information systems and are intended to materially improve our internal controls and procedures, address systems and personnel issues and help ensure a corporate culture that emphasizes integrity, honesty and accurate financial reporting.



The implementation of the 2003 Initiatives and the 2004 Initiatives is one of our highest priorities. Our board of directors, in coordination with our audit committee, continually assesses the progress and sufficiency of these initiatives and makes adjustments as necessary. However, no assurance can be given that we will be able to successfully implement our revised internal controls and procedures or that our revised controls and procedures will be effective in remedying all of the identified deficiencies in our internal controls and procedures. In addition, we may experience higher-than-anticipated capital expenditures and operating expenses during the implementation of these changes and thereafter. A failure to implement these changes effectively or efficiently could result in mistakes in our reported results and in violations of our settlement agreement with the SEC and our non-prosecution agreement with the Eastern District and could have a material adverse effect on our business, revenues or financial condition.

WE HAVE EXPERIENCED MATERIAL WEAKNESSES IN OUR INTERNAL CONTROLS. IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS.



During the past two years, we have identified a number of "material weaknesses" and "reportable conditions" in our internal financial controls. Some of these weaknesses resulted in errors in our historical financial statements, which in turn resulted in a restatement of our financial statements that affected our selected data for 1998, 1999, 2000 and 2001, our financial statements for the years ended December 31, 2000 and 2001 and our unaudited selected quarterly information for each of the four quarters in 2001 and the first three quarters of 2002.



Although we have taken significant steps to correct the internal control deficiencies that resulted in the restatement of our financial statements, during our inventory testing conducted in connection with the reporting of our financial results for the three and nine month periods ended September 30, 2004, we have identified significant deficiencies relating to the controls for receiving, shipping and ultimately reporting the amount of our inventory.



We have taken and continue to take steps to correct these internal control deficiencies. The efficacy of the steps we have taken to date and the steps we are still in the process of taking to improve the reliability of our interim financial statements is subject to continued management review supported by confirmation and testing by our internal auditors, as well as audit committee oversight. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm our operating results or cause us to fail to meet our reporting obligations. In addition, we cannot assure you that we will not in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting that we have not discovered to date. Beginning with the year ending December 31, 2004, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management will be required to deliver a report as part of our annual report on Form 10-K that assesses the effectiveness of our internal control over financial reporting, and we will be required to file with the Securities and Exchange Commission an attestation report of our auditors on our management's assessment of and operating effectiveness of internal controls. We have substantial work ahead of us to complete the documentation of our internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the design and operation of internal controls. We cannot assure you that we will be able to complete the required management assessment by our reporting deadline. An inability to complete and document this assessment could result in a scope limitation qualification or a scope limitation disclaimer by our auditors on their attestation of our internal controls. In addition, if a material weakness were identified with respect to our internal control over financial reporting, we would not be able to conclude that our internal controls over financial reporting were effective, which could result in the inability of our external auditors to deliver an unqualified report, or any report, on our internal controls. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effective on the trading price of our securities.

RISKS RELATED TO OUR BUSINESS



WE DEPEND UPON THE DEVELOPMENT OF NEW PRODUCTS AND ENHANCEMENTS TO OUR EXISTING PRODUCTS. IF WE FAIL TO PREDICT AND RESPOND TO EMERGING TECHNOLOGICAL TRENDS AND OUR CUSTOMERS' CHANGING NEEDS OR IF WE ARE UNABLE TO REDUCE OUR MANUFACTURING COSTS OVER TIME AS ANTICIPATED, WE MAY NOT BE ABLE TO REMAIN COMPETITIVE.


We are active in the research and development of new products and technologies and enhancing our current products. However, research and development in the enterprise mobility industry are complex and filled with uncertainty. If we expend a significant amount of resources and our efforts do not lead to the successful introduction of new or improved products, there could be a material adverse effect on our business, operating results, financial condition and market share. In addition, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, which may result in lost market opportunities. In addition, new products may not be commercially well received. There could be a material adverse effect on our business, operating results, financial condition and market share due to such delays or deficiencies in the development, manufacturing and delivery of new products.

We have made significant investments to develop enterprise mobility products because we believe enterprise mobility is a new and developing market in the information technology industry. One example of our investments is our acquisition of Matrics, a leader in developing EPC-compliant RFID systems. If the RFID market or other markets in which we are investing do not grow, retailers and consumers do not react enthusiastically to enterprise mobility, we are unable to sell our enterprise mobility products and services at projected rates or the market adopts a standard for RFID technology that is different than that offered by Matrics, then there could be a material adverse effect on our business and operating results. Our efforts in enterprise mobility are also dependent, in part, on applications developed and infrastructure deployed by third parties. If third parties do not develop robust, new or innovative applications or create the appropriate infrastructure for enterprise mobility products and offer them to us or our customers on commercially reasonable terms, then there could be a material adverse effect on our business and operating results.

Once a product is in the marketplace, its selling price usually decreases over the life of the product, especially after a new competitive product is publicly announced, because customers often delay purchases of existing products until the new or improved versions of those products are available. To lessen the effect of price decreases, our research and development teams attempt to reduce manufacturing costs of existing products in order to maintain or improve our margins on such products. However, if cost reductions do not occur in a timely manner, there could be a material adverse effect on our operating results and market share.


A COURT HAS RENDERED A JUDGMENT AGAINST US IN THE AMOUNT OF $218 MILLION, WHICH, IF UPHELD ON APPEAL, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR LIQUIDITY.


On September 17, 2003, a jury awarded approximately $218 million in damages against our wholly-owned subsidiary, Telxon Corporation ("Telxon"), for claims relating to an alleged contract between Telxon and Smart Media of Delaware, Inc. ("SMI"). This sum included an award of approximately $6 million to an individual. Telxon made certain post-verdict motions seeking, among other things, a judgment in its favor notwithstanding the verdict, a new trial or a reduction in the amount of the jury verdicts. The court denied all of these motions. The court also rejected Telxon's motion for a stay of entry of the judgment, and on May 6, 2004, the court entered judgment against Telxon for approximately $218 million in damages, plus statutory interest from the date of the verdicts. The court also granted the individual's motion to add Symbol as an additional counterclaim defendant. While SMI withdrew its motion to add Symbol as a counterclaim defendant, there can be no assurance that Symbol will not ultimately be held liable for the full amount of the jury verdicts, plus statutory interest from the date of the verdicts. Symbol and Telxon have filed notices of appeal of these rulings and the related verdicts. Symbol has deposited approximately $50 million into an interest-bearing court escrow account to stay the execution of the judgment against both Symbol and Telxon pending resolution of the appeal. The court stenographer is currently preparing the trial transcript and the schedule for the appeal will not be fixed until receipt by the parties of the full trial transcript.


Our available cash, including cash available under our existing lines of credit, may not be sufficient to pay jury verdicts of this size, and we may need to obtain additional financing in order to pay the judgment entered against Telxon in this matter. There can be no assurance that we would be able to obtain financing on terms favorable to us, or at all. In addition, we currently have not recorded any liability in our consolidated financial statements with respect to the jury verdicts and judgment entered as we believe that, in accordance with the relevant guidance set forth in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," an unfavorable outcome of this litigation is not probable at this time. Nevertheless, while we are still vigorously defending against this lawsuit, we may ultimately be liable for the full amount of the judgment, plus statutory interest from the date of the verdicts, the payment of which would have a material adverse effect on our results of operations, financial condition and liquidity. For more information on this litigation, see "Business--Legal proceedings--Smart Media litigation."



OUR BUSINESS, OPERATING RESULTS AND GROWTH RATES MAY BE ADVERSELY AFFECTED BY UNFAVORABLE ECONOMIC AND MARKET CONDITIONS, AS WELL AS THE VOLATILE GEOPOLITICAL ENVIRONMENT.



Our current business and operating plan assumes that economic activity in general, and information technology ("IT") spending in particular, will at least remain at current levels; however, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates. Our business is especially affected by the economic success of the retail sector, which accounts for a significant portion of our business, and our results of operations may be adversely affected if the global economic and market conditions in the retail sector do not improve. For the nine months ended September 30, 2004, direct sales to the retail sector accounted for approximately 25% of our revenue. In addition, our reseller customers sell our products to the retail sector, which may represent a substantial portion of our reseller customers' sales. If historically low interest rates rise, consumer demand could be further dampened and related retail IT spending may be reduced.



WE HAVE MADE STRATEGIC ACQUISITIONS AND ENTERED INTO ALLIANCES AND JOINT VENTURES IN THE PAST AND INTEND TO DO SO IN THE FUTURE. IF WE ARE UNABLE TO FIND SUITABLE ACQUISITIONS OR PARTNERS OR TO ACHIEVE EXPECTED BENEFITS FROM SUCH ACQUISITIONS OR PARTNERSHIPS, THERE COULD BE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, GROWTH RATES AND RESULTS OF OPERATIONS.


As part of our ongoing business strategy to expand product offerings and acquire new technology, we frequently engage in discussions with third parties regarding, and enter into agreements relating to, possible acquisitions, strategic alliances and joint ventures. If we are unable to identify future acquisition opportunities or reach agreement with such third parties, there could be a material adverse effect on our business, growth rates and results of operations.

Even if we are able to complete acquisitions or enter into alliances and joint ventures that we believe will be successful, such transactions, especially those involving technology companies like Matrics, are inherently risky. Significant risks to these transactions, including the acquisition of Matrics, include the following:

 -- integration and restructuring costs, both one-time and ongoing;

 -- maintaining sufficient controls, policies and procedures;

 -- diversion of management's attention from ongoing business operations;

 -- establishing new informational, operational and financial systems to meet the needs of our business;

 -- losing key employees;

 -- failing to achieve anticipated synergies, including with respect to complementary products; and

 -- unanticipated and unknown liabilities.


THE ACQUISITION OF MATRICS WILL HAVE AN IMMEDIATE DILUTIVE EFFECT ON OUR 2004 EARNINGS PER SHARE. IN ADDITION, THE ACQUISITION OF MATRICS MAY NOT PRODUCE THE REVENUE, EARNINGS, BUSINESS SYNERGIES OR TECHNOLOGICAL ADVANCES THAT WE ANTICIPATE.



The acquisition of Matrics had a $13.8 million negative impact on our third quarter 2004 net earnings and a $0.05 negative impact on earnings per share, primarily as a result of a $12.8 million write-off of in process research and development. We currently expect the combined impact of the acquisition of Matrics, the interest expense and amortization fees associated with the short-term credit facility and the issuance of the shares of common stock in this offering will be dilutive to our fourth quarter 2004 earnings by approximately $0.05 per diluted share. See "Unaudited pro forma financial information." Moreover, the RFID market may not perform as expected for a variety of reasons, including the failure in the development and acceptance of EPC-compliant RFID systems, higher than expected implementation costs associated with RFID and the unreliability of unproven technology. In addition, Matrics is subject to litigation related to intellectual property. Management's attention and resources may be diverted during the integration of Matrics into our business. Any one or a combination of these factors may cause our revenue or earnings to be further negatively impacted.



We allocated approximately $199.5 million of the total $230 million purchase price of the Matrics acquisition to goodwill. The goodwill arose as the excess of the purchase price over the fair value of net assets of Matrics. We perform annual evaluations for the potential impairment of the carrying value of goodwill in accordance with SFAS No. 142. If the financial performance of our businesses were to decline significantly, we could incur a non-cash charge to our income statement for the impairment of goodwill.

THE ENTERPRISE MOBILITY INDUSTRY IS HIGHLY COMPETITIVE, AND COMPETITIVE PRESSURES FROM EXISTING AND NEW COMPANIES MAY HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS, REVENUES, GROWTH RATES AND MARKET SHARE.


The enterprise mobility industry is a highly competitive industry that is influenced by the following:

 -- advances in technology;

 -- new product introductions;

 -- evolving industry standards;

 -- product improvements;

 -- rapidly changing customer needs;

 -- intellectual property invention and protection;

 -- marketing and distribution capabilities;

 -- competition from highly capitalized companies;

 -- entrance of new competitors;

 -- ability of customers to invest in information technology; and

 -- price competition.


If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenues and prospects for growth. There is also likely to be continued pricing pressure as competitors attempt to maintain or increase market share.


The products manufactured and marketed by us and our competitors in the enterprise mobility industry are becoming more complex. As the technological and functional capabilities of future products increase, these products may begin to compete with products being offered by traditional computer, network and communications industry participants who have substantially greater financial, technical, marketing and manufacturing resources than we do. We may not be able to compete successfully against these new competitors, and competitive pressures may result in a material adverse effect on our business or operating results.

WE ARE SUBJECT TO RISKS RELATED TO OUR OPERATIONS OUTSIDE THE UNITED STATES.


A substantial portion of our revenue has been generated from sales outside the United States. For the nine months ended September 30, 2004, non-U.S. sales accounted for approximately 41% of our revenue. We also manufacture most of our products outside the United States, and we anticipate that an increasing percentage of new products and subassemblies will be manufactured outside the United States. Overall margins for our products have increased throughout 2003 and the first nine months of 2004, partially as a result of increased efficiencies due to the transfer of internal manufacturing to our Reynosa, Mexico facility and external manufacturing to lower cost producers in China, Taiwan and Singapore.

These sales and manufacturing activities are subject to the risks of foreign operations, including the following:

 -- increased security requirements;


 -- political uncertainties;



 -- transportation delays and interruptions;



 -- the impact of recessionary or inflationary foreign economies;


 -- adapting to different regulatory requirements; and

 -- different technology standards or customer expectations.


Many of these risks have affected our business in the past and may in the future have a material adverse effect on our business, financial condition and revenues. We cannot predict whether the United States or any other country will impose new quotas, tariffs, taxes or other trade barriers upon the importation of our products or supplies, any of which could have a material adverse effect on our results of operations and financial condition.



OUR SALES AND MANUFACTURING ACTIVITIES IN FOREIGN COUNTRIES MAY BE SUBJECT TO LENGTHY RECEIVABLES COLLECTION PERIODS. A SIGNIFICANT INCREASE IN OUR UNCOLLECTED RECEIVABLES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR EARNINGS AND FINANCIAL CONDITION.



Economic conditions in foreign countries where obligors under our receivables reside may affect our ability to collect our receivables. Such economic conditions include, but are not limited to:



 -- unemployment;



 -- interest rates;



 -- inflation rates; and



 -- consumer perceptions of the economy.



If a large number of our obligors located in a foreign country experience any of the above-mentioned conditions, or other conditions, or if we otherwise experience a significant increase in the length of our receivables collection periods or the amount of our uncollected receivables, we may experience a material adverse effect on our earnings and financial condition.



WE MAY FACE TRADE BARRIERS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND RESULT IN A LOSS OF CUSTOMERS OR SUPPLIERS.



Trade barriers erected by the United States or other countries may interfere with our ability to offer our products and services in those markets. We cannot predict whether the United States or any other country will impose new quotas, tariffs, taxes or other trade barriers upon the importation or exportation of our products or supplies, any of which could have a material adverse effect on our results of operations and financial condition. Competition and trade barriers in those countries could require us to reduce prices, increase spending on marketing or product development, withdraw from or not enter certain markets or otherwise take actions adverse to us.

In all jurisdictions in which we operate, we are also subject to the laws and regulations that govern foreign investment and foreign trade, which may limit our ability to repatriate cash as dividends or otherwise to the United States.



FLUCTUATIONS IN THE EXCHANGE RATE OF THE U.S. DOLLAR AND OTHER FOREIGN CURRENCIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION, INCLUDING OUR SALES AND MARGINS.



Most of our equipment sales in Western Europe and Asia are billed in foreign currencies and are subject to currency exchange fluctuations. In prior years, changes in the value of the U.S. dollar compared to foreign currencies have had an impact on our sales and margins. We cannot predict the direction or magnitude of future currency fluctuations. A weakening of the currencies in which we generate sales relative to the currencies in which our costs are denominated may lower our results of operations and impair our financial condition. For example, we purchase a large number of parts, components and third-party products from Japan. The value of the yen in relation to the U.S. dollar strengthened during 2002 and 2003 and has continued to appreciate throughout the first nine months of 2004. If the value of the yen continues to strengthen relative to the dollar, there could be a material adverse effect on our results of operations.



In all jurisdictions in which we operate, we are subject to the laws and regulations that govern currency exchange transactions, which may limit our ability to convert foreign currency cash flows into U.S. dollars.



WE RELY ON OUR MANUFACTURING FACILITY IN REYNOSA, MEXICO TO MANUFACTURE A SIGNIFICANT PORTION OF OUR PRODUCTS. ANY PROBLEMS AT THE REYNOSA FACILITY COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, COSTS OF REVENUE AND FINANCIAL CONDITION.



For the nine months ended September 30, 2004, approximately 56% of our product cost of revenue can be attributed to our facility in Reynosa, and we estimate that such percentage will be similar or higher for the remainder of 2004. Approximately 60% of the products manufactured in this facility represent scanners and approximately 40% represent mobile computer products. In the past, we have experienced manufacturing problems in the ordinary course of business, such as equipment breakdowns and short-term employee shortages, that have caused delivery delays. While these past delays have not been material, we may experience material production difficulties and product delivery delays in the future as a result of the following:


 -- changing process technologies;

 -- ramping production;

 -- installing new equipment at our manufacturing facilities;

 -- ability to hire and retain skilled employees; and

 -- shortage of key components.


If manufacturing problems in our Reynosa facility were to arise or if use of our manufacturing facility in Reynosa were to be interrupted by natural disaster or any other event, and we are unable to develop alternative sources for our production needs, we may not be able to meet customer demand for our products, which could have a material adverse effect on our business, costs of operations and financial condition. In addition, we have been sued in Mexico by a plaintiff who alleges she is the legal owner of all or a portion of the property on which our facility in Reynosa is located. The loss of this lawsuit could have a material adverse effect on our business, costs of revenue and financial condition. See "Business--Legal proceedings--Other litigation--Lic. Olegario Cavazos Cantu, on behalf of Maria Leonor Cepeda Zapata vs. Symbol de Mexico, Sociedad de R.L. de C.V."


SOME COMPONENTS, SUBASSEMBLIES AND PRODUCTS ARE PURCHASED FROM A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS. THE LOSS OF ANY OF THESE SUPPLIERS MAY CAUSE US TO INCUR ADDITIONAL SET-UP COSTS, RESULT IN DELAYS IN MANUFACTURING AND DELIVERING OUR PRODUCTS OR CAUSE US TO CARRY EXCESS OR OBSOLETE INVENTORY.

While components and supplies are generally available from a variety of sources, we currently depend on a limited number of suppliers for several components for our equipment, and certain subassemblies and products. Some components, subassemblies and products are purchased from a single supplier or a limited number of suppliers. In addition, for certain components, subassemblies and products for which we may have multiple sources, we are still subject to significant price increases and limited availability due to market demand for such components, subassemblies and products. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts, which had an adverse impact on our business. While we have entered into contracts with suppliers of parts that we anticipate may be in short supply, there can be no assurance that additional parts will not become the subject of such shortages or that such suppliers will be able to deliver the parts in fulfillment of their contracts. In addition, on occasion, we increase our component inventory in anticipation of supply shortages, which may result in our carrying excess or obsolete components if we do not properly anticipate customer demand and could have a material adverse effect on our business and results of operations.

If shortages or delays exist, we may not be able to secure an adequate number of components at reasonable prices and acceptable quality and, therefore, may not be able to meet customer demand for our products, which could have a material adverse effect on our business and results of operations. Although the availability of components did not materially impact our business in 2003 or to date in 2004, we cannot predict when and if component shortages will occur.


WE OUTSOURCE THE MANUFACTURING OF MANY OF OUR COMPONENTS AND PRODUCTS, AND IF THIRD-PARTY MANUFACTURERS LACK SUFFICIENT QUALITY CONTROL OR IF THERE ARE SIGNIFICANT CHANGES IN THE FINANCIAL OR BUSINESS CONDITION OF SUCH THIRD-PARTY MANUFACTURERS, OUR ABILITY TO SUPPLY QUALITY PRODUCTS TO OUR CUSTOMERS MAY BE DISRUPTED.



We increasingly depend on outsourced manufacturing, primarily by manufacturers located outside the United States. Our increasing dependence on third-party manufacturers for outsourced components subjects us to the risk of supplier failure and customer dissatisfaction with the quality or performance of our products containing such purchased components. Quality or performance failures by our third-party manufacturers or changes in their financial or business condition could disrupt our ability to supply quality products to our customers and thereby have a material adverse effect on our business, revenues and financial condition.



In addition, third-party manufacturers for outsourced components are consolidating in the electronic component industry. The consolidation of our third-party manufacturers for outsourced components may give the remaining and larger third-party manufacturers greater leverage to increase the prices that they charge and thereby increase our cost of component parts.

MANAGEMENT OF OUR INVENTORY WILL BE COMPLEX AS WE CONTINUE TO SELL A SIGNIFICANT MIX OF PRODUCTS THROUGH DISTRIBUTORS.



We must manage inventory effectively, particularly with respect to sales to distributors. Distributors may increase orders during periods of product shortages, cancel orders if their inventory is too high or delay orders in anticipation of new products. Distributors also may adjust their orders in response to the supply of our products and the products of our competitors and seasonal fluctuations in end-user demand. If we have excess inventory, we may have to reduce our prices and write down inventory, which in turn could result in a lower gross margin.



WE SELL A MAJORITY OF OUR PRODUCTS THROUGH RESELLERS, DISTRIBUTORS AND ORIGINAL EQUIPMENT MANUFACTURERS ("OEMS"). IF THE THIRD-PARTY DISTRIBUTION SOURCES ON WHICH WE RELY DO NOT PERFORM THEIR SERVICES ADEQUATELY OR EFFICIENTLY OR IF THEY EXIT THE INDUSTRY, AND WE ARE NOT ABLE TO QUICKLY FIND ADEQUATE REPLACEMENTS, THERE COULD BE A MATERIAL ADVERSE EFFECT ON OUR REVENUE.



We sell a majority of our products through resellers, distributors and OEMs. Some of our third-party distribution sources may have insufficient financial resources and may not be able to withstand changes in worldwide business conditions, including economic downturn, or abide by our inventory and credit requirements. If the third-party distribution sources on which we rely do not perform their services adequately or efficiently or exit the industry, and we are not able to quickly find adequate replacements, there could be a material adverse effect on our revenue and market share. In addition, we do not have third-party distribution sources in certain parts of the world. If we are unable to effectively and efficiently service customers outside our current geographic scope, there may be a material adverse effect on our growth rates and result of operations.


In 2003, we implemented a new distribution system called the Symbol PartnerSelect(TM) Program that is designed to increase our business and the business of our resellers, distributors and OEMs and improve the quality of service and products offered to end users of our products and services. For example, under the Symbol PartnerSelect(TM) Program, resellers are selected for a program track and level based on a number of different criteria such as hardware, software, and service offerings, number and level of Symbol certifications, level of partnership commitment and level of customer support. If the new program does not continue to be well received by our resellers, distributors and OEMs, or end users of our products and services, there could be a material adverse effect on our operating results. For example, one of our former resellers was not selected to participate in the Symbol PartnerSelect(TM) Program and has sued us for unfair competition in Europe. See "Business--Legal proceedings--Other litigation--Bruck Technologies Handels GmbH European Commission Complaint."


IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OR IF THIRD PARTIES ASSERT WE ARE IN VIOLATION OF THEIR INTELLECTUAL PROPERTY RIGHTS, THERE COULD BE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS AND OUR ABILITY TO ATTRACT NEW CUSTOMERS AND RETAIN CURRENT CUSTOMERS.


We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. Furthermore, there can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete and to receive licensing revenues could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and there can be no assurance that we will be successful in such action. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. Furthermore, the laws of certain countries in which our products are or may be licensed do not protect our proprietary rights to the same extent as the laws of the United States.

Third parties have, and may in the future, assert claims of infringement of intellectual property rights against us or against our partners for which we may be liable under certain terms of indemnification. Due to the rapid pace of technological change in our industry, much of our business and many of our products rely on proprietary technologies of third parties, and we may not be able to obtain, or continue to obtain, licenses from such third parties on reasonable terms. We have received, and have currently pending, third-party claims and may receive additional notices of such claims of infringement in the future. To date, such activities have not had a material adverse effect on our business and we have either prevailed in all litigation, obtained a license on commercially acceptable terms or otherwise been able to modify any affected products or technology. However, there can be no assurance that we will continue to prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all. In addition, any such claim of infringement could result in an injunction that prevents us from distributing certain products or performing certain services. The failure to obtain a license on commercially reasonable terms or the entry of an injunction that impairs our ability to market certain products or services could have a material adverse affect on our business, results of operations or financial condition. Since we and third parties hold a significant number of U.S. and foreign patents and patent applications related to our business, we believe that there is likely to continue to be significant litigation regarding patent and other intellectual property rights, which could have a material adverse effect on our business and our ability to compete. For example, Intermec IP Corp. ("Intermec") recently filed suit against Matrics (prior to the announcement of our acquisition of Matrics), asserting infringement of four patents owned by Intermec relating to RFID readers, chips, RFID tag operation and the integration of tags with wireless memory devices. Additionally, Nanopower Technologies, Inc. ("Nanopower") recently filed suit against Matrics and us asserting, among other things, breach of an intellectual property license agreement, breach of a confidentiality agreement and misappropriation of trade secrets relating to a low voltage RFID tag startup technology. For more details on the Intermec litigation, the Nanopower litigation and other intellectual property litigation, see "Business--Legal proceedings--Pending patent and trademark litigation."


NEW SAFETY REGULATIONS OR CHANGES IN EXISTING SAFETY REGULATIONS RELATED TO OUR PRODUCTS COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS AND FUTURE SALES AND COULD PLACE ADDITIONAL BURDENS ON THE OPERATIONS OF OUR BUSINESS.


Radio emissions and the use of lasers are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and Health Administration and various state agencies have promulgated regulation that concern the use of lasers and/or radio/electromagnetic emissions standards. Member countries of the European community have enacted standards concerning electrical and laser safety and electromagnetic compatibility and emissions standards.

If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome and there could be a material adverse effect on our business and our results of operations.


In addition, our wireless communication products operate through the transmission of radio signals. Currently, operation of these products in specified frequency bands does not require licensing by regulatory authorities. Regulatory changes restricting the use of frequency bands or allocating available frequencies could become more burdensome and could have a material adverse effect on our business, results of operations and future sales.



COMPLIANCE WITH ENVIRONMENTAL MATTERS AND WORKER HEALTH AND SAFETY LAWS COULD BE COSTLY AND NONCOMPLIANCE WITH THESE LAWS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS, EXPENSES AND FINANCIAL CONDITION.


Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Certain of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

In January 2003, the European Union ("EU") issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with the directive, the "WEEE Legislation"), and certain producers are to be financially responsible under the WEEE Legislation beginning in August 2005. The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with this directive, the "RoHS Legislation"). If we do not comply with these directives, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations. We cannot assure you that the costs to comply with these new laws, or with current and future environmental and worker health and safety laws will not have a material adverse effect on our results of operation, expenses and financial condition.


OUR SUCCESS LARGELY DEPENDS ON OUR ABILITY TO RECRUIT AND RETAIN KEY EMPLOYEES.

In order to be successful, we must retain and motivate our executives and other key employees, including those in managerial, technical, marketing and information technology support positions. In particular, our product generation efforts rely on hiring and retaining qualified engineers. Attracting and retaining skilled solutions providers in the IT support business and qualified sales representatives are also critical to our success. With the exception of Mr. William R. Nuti, our President and Chief Executive Officer, none of our current employees has entered into an employment agreement with us and all such individuals are "at will" employees. See "Management--Executive compensation--Employment agreement."

Experienced management and technical, marketing and support personnel in the information technology industry are in high demand, in spite of the general economic slowdown, and competition for their talents is intense. The loss of, or the inability to recruit, key employees could have a material adverse effect on our business.


RISKS RELATED TO THIS OFFERING AND TO OUR COMMON STOCK



WE EXPECT TO USE THE NET PROCEEDS OF THIS OFFERING TO REPAY A SHORT-TERM CREDIT FACILITY ENTERED INTO WITH SEVERAL AFFILIATES OF OUR UNDERWRITERS.



We expect to use the net proceeds of this offering to repay a short-term credit facility entered into with several affiliates of our underwriters prior to this offering aggregating approximately $250 million plus accrued interest. See "Use of proceeds." This creates a potential conflict of interest because several of our underwriters have an interest in the successful completion of this offering beyond the underwriting discounts they will receive. In light of these circumstances, although not required under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "Conduct Rules"), this offering is being made using a "qualified independent underwriter" as contemplated by Rule 2710(h) and Rule 2720 of the Conduct Rules. Bear, Stearns & Co. Inc. has assumed the responsibilities of acting as a qualified independent underwriter. In such role, Bear, Stearns & Co. Inc. has performed a due diligence investigation of us and participated in the preparation of this prospectus and the registration statement. The offering price of the shares of common stock will be no higher than the price recommended by Bear, Stearns & Co. Inc. See "Underwriting."


OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE.

Our stock price, like that of other technology companies, can be volatile. Some of the factors that can affect our stock price include the following:

 -- the announcement of new products, services or technological innovations by us or our competitors;

 -- the announcement of acquisitions, strategic alliances and joint ventures by us or our competitors;

 -- the issuance of common stock, including those shares to be issued in connection with this offering or the settlement of certain class action lawsuits;

 -- quarterly increases or decreases in revenue, gross margin or earnings, and changes in our business, operations or prospects for any of our segments;

 -- changes in quarterly revenue or earnings estimates by the investment community; and

 -- speculation in the press or investment community about our strategic position, financial condition, results of operations, business, significant transactions, the restatement or the previously discussed government investigations.

General market conditions or domestic or international macroeconomic and geopolitical factors unrelated to our performance may also affect the price of our stock. For these reasons, investors should not rely on recent trends to predict future stock prices, financial condition, results of operations or cash flows. In addition, following periods of volatility in a company's securities or a restatement of previously reported financial statements, securities class actions may be filed against a company. We restated our financial statements for the year ended December 31, 2002, which we filed with the SEC on February 24, 2004. For a discussion of the accounting misconduct of our prior management that gave rise to the restatement and the related government investigations and class action lawsuits, see "Business--Legal proceedings."

WE MAY BE RESTRICTED FROM PAYING CASH DIVIDENDS ON OUR COMMON STOCK IN THE
FUTURE.

We currently pay regular semi-annual cash dividends on our common stock. Any payment of future dividends is subject to approval by our board of directors. Recurrent declaration of dividends will be dependent on our future earnings, capital requirements and financial condition. In addition, we may enter into future agreements that may severely restrict or prohibit the payment of dividends.

DELAWARE LAW AND OUR CHARTER DOCUMENTS MAY IMPEDE OR DISCOURAGE A TAKEOVER.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our certificate of incorporation and by-laws may also make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include the following:

 -- limitations on the removal of directors;

 -- the sole power of the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

 -- the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval; and

 -- the inability of stockholders to act to call special meetings.

Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock and certain other provisions of our certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving Symbol or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See "Description of capital stock."

                           FORWARD-LOOKING STATEMENTS



This prospectus contains forward-looking statements made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as "anticipate," "estimates," "should," "expect," "guidance," "project," "intend," "plan," "believe" and other words and terms of similar meaning, in connection with any discussion of our future business, results of operations, liquidity and operating or financial performance or results. Such forward-looking statements involve significant material known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These and other important risk factors are included in the "Risk factors" section of this prospectus. In light of the uncertainty inherent in such forward-looking statements, you should not consider the inclusion of such forward-looking statements to be a representation that such forward-looking events or outcomes will occur.



Because the information herein is based solely on data currently available, it is subject to change and should not be viewed as providing any assurance regarding our future performance. Actual results and performance may differ from our current projections, estimates and expectations, and the differences may be material, individually or in the aggregate, to our business, financial condition, results of operations, liquidity or prospects. Additionally, we are not obligated to make public indication of changes in our forward-looking statements unless required under applicable disclosure rules and regulations.



                            MARKET AND INDUSTRY DATA



In the "Business" section of this prospectus, we rely on and refer to information and statistics regarding the industries and the sectors in which we compete. We obtained this information and these statistics from various third-party sources, including ABI Research, International Data Corporation, Synergy Research Group and Venture Development Corporation. We believe that these sources and the estimates contained therein are reliable, but have not independently verified them.

                                USE OF PROCEEDS


We estimate that the net proceeds to us from this offering will be approximately
$     ($     if the underwriters' over-allotment option is exercised in full), after the payment of underwriting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds of this offering, together with cash on hand, to repay the $250 million borrowing under our short-term credit facility (the proceeds of which financed the purchase price for, and the fees and expenses related to, the acquisition of Matrics) and accrued interest. The borrowing under the short-term credit facility has an initial interest rate per annum of three-month adjusted LIBOR plus 400 basis points and matures on September 9, 2005, subject to extension. The annual interest rate on the short-term credit facility increased by 100 basis points on November 1, 2004 and will continue to increase by 50 basis points monthly thereafter up to a cap of 11.5% per annum.

                          PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol "SBL." The following table sets forth the high and low sales prices per share of our common stock as reported on the New York Stock Exchange with respect to the periods indicated:


-----------------------------------------------------------------------------
                                                               HIGH       LOW
-----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002:
   First Quarter............................................  $17.50   $ 6.60
   Second Quarter...........................................   11.25     7.99
   Third Quarter............................................   11.35     6.40
   Fourth Quarter...........................................   10.74     4.98
YEAR ENDED DECEMBER 31, 2003:
   First Quarter............................................   10.95     8.01
   Second Quarter...........................................   14.93     8.62
   Third Quarter............................................   14.88    11.54
   Fourth Quarter...........................................   17.70    11.94
YEAR ENDED DECEMBER 31, 2004:
   First Quarter............................................   19.37    11.89
   Second Quarter...........................................   15.89    11.30
   Third Quarter............................................   14.39    11.70
   Fourth Quarter (through November 15, 2004)...............   15.60    12.68
-----------------------------------------------------------------------------



On November 15, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $15.60 per share. As of November 15, 2004, there were 1,669 stockholders of record of our common stock.

                                DIVIDEND POLICY

The following table sets forth the dividend payments declared by the board of directors and paid by Symbol with respect to the periods indicated:


----------------------------------------------------------------------
                                                              DIVIDEND
----------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002:
   First Quarter............................................  $    .01
   Second Quarter...........................................         -
   Third Quarter............................................       .01
   Fourth Quarter...........................................         -
YEAR ENDED DECEMBER 31, 2003:
   First Quarter............................................         -
   Second Quarter...........................................       .01
   Third Quarter............................................       .01
   Fourth Quarter...........................................         -
YEAR ENDED DECEMBER 31, 2004:
   First Quarter............................................       .01
   Second Quarter...........................................         -
   Third Quarter............................................       .01
   Fourth Quarter (through November 15, 2004)...............         -
----------------------------------------------------------------------



We intend to pay semi-annual cash dividends on our common stock at an annual rate of $.02 per share. However, there can be no assurance that we will declare or pay any cash dividends. Payment of future dividends is subject to approval by our board of directors. Recurrent declaration of dividends will be dependent on our future earnings, capital requirements and financial condition. See "Risk factors--We may be restricted from paying cash dividends on our common stock in the future."

                                 CAPITALIZATION


The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2004 on (1) an actual basis and (2) a pro forma basis giving effect to this offering at a price of $15.60 per share, which was the closing price of our common stock on November 15, 2004, after the payment of underwriting discounts and commissions and estimated offering expenses payable by us, and the application of proceeds thereof (including the repayment of the borrowing under the short-term credit facility).


The information in this table should be read in conjunction with "Unaudited pro forma financial information," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.


-------------------------------------------------------------------------------------
                     SEPTEMBER 30, 2004
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)              ACTUAL     PRO FORMA
-------------------------------------------------------------------------------------
Cash and cash equivalents(1)................................  $  231,528   $  216,028
                                                              ==========   ==========
Debt:
   Current portion of long-term debt........................  $    6,970   $    6,970
   Secured installment loan.................................      13,825       13,825
   Short-term credit facility...............................     250,000            -
   SAILS exchangeable debt(2)...............................      77,635       77,635
   Other....................................................          82           82
                                                              -----------------------
   Total debt...............................................  $  348,512   $   98,512
                                                              -----------------------
Stockholders' equity:
   Preferred stock, par value $1.00; 10,000 shares
     authorized, none issued or outstanding.................           -            -
   Common stock, par value $0.01; 600,000 shares authorized;
     270,575 shares issued (240,840 shares outstanding)
     prior to the offering and 286,601 shares issued
     (256,866 shares outstanding) after the offering(3).....       2,705        2,865
   Additional paid-in capital...............................   1,466,386    1,700,726
   Accumulated other comprehensive (loss)/earnings, net.....       1,816        1,816
   Deferred compensation....................................     (17,146)     (17,146)
   Accumulated deficit......................................    (141,022)    (147,308)
   Treasury stock, at cost, 29,735 shares...................    (298,828)    (298,828)
                                                              -----------------------
   Total stockholders' equity...............................   1,013,911    1,242,125
                                                              -----------------------
      Total capitalization..................................  $1,362,423   $1,340,637
-------------------------------------------------------------------------------------



(1) Does not include restricted cash of $50,147, which is the balance as of September 30, 2004 of an interest-bearing court escrow account as security for a trial court judgment on appeal.



(2) SAILS exchangeable debt was $77,635 as of September 30, 2004. The securities that underlie the SAILS contract represent our investment in Cisco Systems, Inc.'s common stock, which was acquired in connection with the Telxon acquisition. In January 2008, the SAILS debt will be exchangeable for shares of Cisco Systems, Inc.'s common stock or, at our option, for cash in lieu of shares.



(3) Does not include the number of shares of common stock equal to a market value of $96.25 million, subject to a minimum and maximum number of shares to be issued as set forth in the settlement agreement relating to certain securities fraud class action lawsuits. For example, the number of shares issuable on November 1, 2004 pursuant to the settlement agreement would have been approximately 6.6 million shares.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION


The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to our historical consolidated financial statements included elsewhere in this prospectus. Our unaudited pro forma balance sheet gives effect to this offering, including the use of proceeds, as if they had occurred as of September 30, 2004. Our unaudited pro forma statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 give pro forma effect to the Acquisition as if it had occurred as of January 1, 2003. Our unaudited pro forma statements of operations, as adjusted, for the year ended December 31, 2003 and the nine months ended September 30, 2004 give pro forma effect to the Acquisition and this offering, including the use of proceeds, as if they had occurred as of January 1, 2003. The adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, are described in the accompanying notes. The unaudited pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Acquisition and this offering, including the use of proceeds, occurred on the dates indicated and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma financial information should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our historical consolidated financial statements and the notes thereto and the historical consolidated financial statements of Matrics and the notes thereto included elsewhere in this prospectus.



The acquisition of Matrics was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," and the resulting goodwill and other intangible assets are accounted for under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The total purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon valuation estimates made by management and certain assumptions that management believes are reasonable.

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

                     BALANCE SHEET AS OF SEPTEMBER 30, 2004



----------------------------------------------------------------------------------------------------------
                                                                 SYMBOL       PRO FORMA
                       (IN THOUSANDS)                         (HISTORICAL)   ADJUSTMENTS        PRO FORMA
----------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents...................................   $  231,528    $   (15,500)(a)    $  216,028
Accounts receivable, net....................................       99,763                           99,763
Inventories.................................................      223,284                          223,284
Deferred income taxes.......................................      174,616                          174,616
Other current assets........................................       32,021         (6,286)(a)        25,735
                                                              --------------------------------------------
    Total current assets....................................      761,212        (21,786)          739,426
Property, plant and equipment, net..........................      228,057                          228,057
Deferred income taxes.......................................      217,296                          217,296
Investment in marketable securities.........................       76,211                           76,211
Goodwill....................................................      504,549                          504,549
Intangible assets, net......................................       48,091                           48,091
Restricted cash.............................................       50,147                           50,147
Other assets................................................       32,213                           32,213
                                                              --------------------------------------------
    Total assets............................................   $1,917,776    $   (21,786)       $1,895,990
                                                              --------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses.......................   $  431,067                       $  431,067
Current portion of long-term debt...........................        6,970                            6,970
Income taxes payable........................................        9,178                            9,178
Deferred revenue............................................       43,025                           43,025
Short-term credit facility..................................      250,000       (250,000)(a)             -
Accrued restructuring expenses..............................       10,400                           10,400
                                                              --------------------------------------------
    Total current liabilities...............................      750,640       (250,000)          500,640
Long-term debt, less current maturities.....................       84,572                           84,572
Deferred revenue............................................       22,775                           22,775
Other liabilities...........................................       45,878                           45,878
                                                              --------------------------------------------
    Total liabilities.......................................      903,865       (250,000)          653,865

STOCKHOLDERS' EQUITY
Preferred stock.............................................            -                                -
Series A Junior Participating preferred stock...............            -                                -
Common stock................................................        2,705            160(a)          2,865
Additional paid-in capital..................................    1,466,386        234,340(a)      1,700,726
Accumulated other comprehensive loss, net...................        1,816                            1,816
Deferred compensation.......................................      (17,146)                         (17,146)
Accumulated deficit.........................................     (141,022)        (6,286)(a)      (147,308)
Treasury stock..............................................     (298,828)                        (298,828)
                                                              --------------------------------------------
    Total stockholders's equity.............................    1,013,911        228,214         1,242,125
                                                              --------------------------------------------
    Total liabilities and stockholders' equity..............   $1,917,776    $   (21,786)       $1,895,990
----------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited pro forma condensed consolidated financial information.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004



------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS,                             SYMBOL           MATRICS     PRO FORMA                    OFFERING       PRO FORMA,
EXCEPT PER SHARE DATA)               (HISTORICAL)   (HISTORICAL)(1)   ADJUSTMENTS     PRO FORMA   ADJUSTMENTS      AS ADJUSTED
------------------------------------------------------------------------------------------------------------------------------
REVENUE:
Product............................   $1,058,728    $         7,185   $              $1,065,913                 $    1,065,913
Services...........................      222,860                                        222,860                        222,860
                                     -----------------------------------------------------------------------------------------
                                       1,281,588              7,185                   1,288,773                      1,288,773
COST OF REVENUE:
Product cost of revenue............      526,675              8,224         1,069(b)    535,968                        535,968
Services cost of revenue...........      162,589                                        162,589                        162,589
                                     -----------------------------------------------------------------------------------------
                                         689,264              8,224         1,069       698,557                        698,557
                                     -----------------------------------------------------------------------------------------
Gross profit/(loss)................      592,324             (1,039)       (1,069)      590,216                        590,216
OPERATING EXPENSES:
Engineering, research &
   development.....................      139,014              6,477           656(b)    146,147                        146,147
Selling, general and
   administrative..................      351,530              7,199           905(b)    359,634                        359,634
                                     -----------------------------------------------------------------------------------------
                                         490,544             13,676         1,561       505,781                        505,781
                                     -----------------------------------------------------------------------------------------
Earnings/(loss) from operations....      101,780            (14,715)       (2,630)       84,435                         84,435
Other (expense)/income, net........       (6,927)              (151)      (20,924)(c)    (28,002)      21,313(e)         (6,689)
                                     -----------------------------------------------------------------------------------------
Earnings/(loss) before income
   taxes...........................       94,853            (14,866)      (23,554)       56,433        21,313           77,746
Provision for/(benefit from) income
   taxes...........................       41,463                  -       (14,791)(d)     26,672        8,206(d)         34,878
                                     -----------------------------------------------------------------------------------------
NET EARNINGS/(LOSS)................   $   53,390    $       (14,866)  $    (8,763)   $   29,761   $    13,107   $       42,868
                                     -----------------------------------------------------------------------------------------
EARNINGS/(LOSS) PER SHARE:
   Basic...........................   $     0.23                                     $     0.13                 $         0.17
   Diluted.........................         0.22                                           0.12                           0.17
                                     -----------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING:
Basic..............................      235,533                                        235,533        16,026(f)        251,559
Diluted............................      239,466                                        239,466        16,026(f)        255,492
------------------------------------------------------------------------------------------------------------------------------


(1) Amounts for Matrics are from January 1, 2004 through September 8, 2004.

 See accompanying notes to unaudited pro forma condensed consolidated financial information.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2003



--------------------------------------------------------------------------------------------------------------------------------
           (IN THOUSANDS,                 SYMBOL        MATRICS       PRO FORMA                    OFFERING         PRO FORMA,
       EXCEPT PER SHARE DATA)          (HISTORICAL)   (HISTORICAL)   ADJUSTMENTS     PRO FORMA    ADJUSTMENTS      AS ADJUSTED
--------------------------------------------------------------------------------------------------------------------------------
REVENUE:
Product..............................   $1,223,853    $      3,671   $               $1,227,524   $               $    1,227,524
Services.............................      306,425               -                      306,425                          306,425
                                       -----------------------------------------------------------------------------------------
                                         1,530,278           3,671                    1,533,949                        1,533,949
COST OF REVENUE:
Product cost of revenue..............      635,103           2,387         1,425(b)     638,915                          638,915
Services cost of revenue.............      219,926               -             -        219,926                          219,926
                                       -----------------------------------------------------------------------------------------
                                           855,029           2,387         1,425        858,841                          858,841
                                       -----------------------------------------------------------------------------------------
Gross profit/(loss)..................      675,249           1,284        (1,425)       675,108                          675,108
OPERATING EXPENSES:
Engineering, research & development..      156,328           5,173           875(b)     162,376                          162,376
Selling, general and
   administrative....................      511,400           5,045         1,340(b)     517,785                          517,785
                                       -----------------------------------------------------------------------------------------
                                           667,728          10,218         2,215        680,161                          680,161
                                       -----------------------------------------------------------------------------------------
Earnings/(loss) from operations......        7,521          (8,934)       (3,640)        (5,053)                          (5,053)
Other (expense)/income, net..........       (3,620)             58       (28,384)(e)    (31,946)       28,384(e)          (3,562)
                                       -----------------------------------------------------------------------------------------
Earnings/(loss) before income
   taxes.............................        3,901          (8,876)      (32,024)       (36,999)       28,384             (8,615)
Provision for/(benefit from) income
   taxes.............................          606               -       (15,747)(d)    (15,141)       10,928(d)          (4,213)
                                       -----------------------------------------------------------------------------------------
NET EARNINGS/(LOSS)                     $    3,295    $     (8,876)  $   (16,277)    $  (21,858)  $    17,456     $       (4,402)
                                       -----------------------------------------------------------------------------------------
EARNINGS/(LOSS) PER SHARE:
   Basic and diluted.................   $     0.01                                                                $        (0.02)
                                       -----------------------------------------------------------------------------------------
WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING:
Basic................................      230,710                                                  16,026(f)            246,736
Diluted..............................      236,449                                                  16,026(f)            246,736
--------------------------------------------------------------------------------------------------------------------------------


 See accompanying notes to unaudited pro forma condensed consolidated financial information.

(a) To reflect the net proceeds of $234,500 received from the issuance of shares of common stock in this offering and $15,500 of cash on hand used to repay the $250,000 short-term credit facility and to write off the unamortized debt issuance costs of $6,286.



(b) To record amortization expense for the period related to acquired intangible assets.



(c) To record financing costs of $20,924 for the nine month period ended September 30, 2004 and of $21,709 for the year ended December 31, 2003 on the $250,000 short-term credit facility for the applicable periods, consisting of interest expense that would have been incurred had the Acquisition occurred as of January 1, 2003 based on the current rate of three month LIBOR plus 400 basis points, increased by 100 basis points after 2 months and increased by an additional 50 basis points at the end of each month thereafter not to exceed 11.5%, pursuant to the short-term credit facility and to record $6,675 of amortization expense during 2003 relating to the debt issuance costs over the term (one year) of the short-term credit facility. If the current three month LIBOR rate was 1/8% greater, pro forma interest expense for the year ended December 31, 2003 would have been $22,023.



The interest expense for 2004 has been computed at the maximum rate of 11.5%, based on the terms of the short-term credit facility.



(d) To adjust the income tax provision for the net impact of the pro forma adjustments for this offering using a tax rate of 38.5%.



(e) To adjust the debt issuance costs and the interest expense reflected in the pro forma adjustments as if the offering of Symbol's common stock had occurred as of January 1, 2003.



(f) Represents $250,000 divided by $15.60 per share, which was the closing price of our common stock on November 15, 2004.

                       SELECTED HISTORICAL FINANCIAL DATA


The following table presents our selected historical consolidated financial and other data as of and for the dates and periods indicated. The unaudited condensed consolidated financial statements as of September 30, 2004 and for the nine month periods ended September 30, 2004 and 2003 include, in the opinion of our management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for interim periods are not necessarily indicative of operating results for the full year.


The following selected historical consolidated financial data shown below should be read in conjunction with "Management's discussion and analysis of financial condition and results of operations" and our historical consolidated financial statements and related notes included elsewhere in this prospectus.


------------------------------------------------------------------------------------------------------------------
                                                                                                 NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          --------------------------------------------------------------   -----------------------
 (IN THOUSANDS, EXCEPT       1999         2000         2001       2002(1)        2003         2003
PER SHARE DATA)                                                                                               2004
------------------------------------------------------------------------------------------------------------------
REVENUE:
Product.................  $  894,901   $1,005,787   $1,206,176   $1,103,070   $1,223,853   $  909,784   $1,058,728
Services................     172,126      207,476      281,280      298,547      306,425      227,492      222,860
                          ----------------------------------------------------------------------------------------
Total Revenue...........   1,067,027    1,213,263    1,487,456    1,401,617    1,530,278    1,137,276    1,281,588
COST OF REVENUE:
Product cost of
   revenue..............     495,172      658,149      826,766      693,980      635,103      480,247      526,675
Services cost of
   revenue..............     128,793      162,709      219,310      219,985      219,926      165,866      162,589
                          ----------------------------------------------------------------------------------------
Total cost of revenue...     623,965      820,858    1,046,076      913,965      855,029      646,113      689,264
                          ----------------------------------------------------------------------------------------
Gross profit............     443,062      392,405      441,380      487,652      675,249      491,163      592,324
                          ----------------------------------------------------------------------------------------
OPERATING EXPENSES:
Engineering.............     109,937      127,740      149,523      142,602      156,328      117,468      126,214
Selling, general and
   administrative.......     438,744      326,117      329,044      343,971      421,132      305,473      366,230
Stock-based compensation
   expense/(recovery)...           -        9,402      (92,760)     (68,084)      17,087        9,872        2,234
Provision/(recovery) for
   legal settlements....           -            -            -       98,300       72,000       72,000      (21,400)
Restructuring and
   impairment charges...           -        4,761       10,218        2,590        1,181        1,181        4,466
In-process research and
   development..........           -       87,600            -            -            -            -       12,800
Merger integration
   charges..............           -        6,785        9,238            -            -            -            -
Amortization of
   goodwill.............       5,092        6,347       14,823            -            -            -            -
                          ----------------------------------------------------------------------------------------
Total operating
  expenses..............     553,773      568,752      420,086      519,379      667,728      505,994      490,544
                          ----------------------------------------------------------------------------------------
Earnings/(loss) from
   operations...........    (110,711)    (176,347)      21,294      (31,727)       7,521      (14,831)     101,780
                          ----------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                                                                                 NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                          --------------------------------------------------------------   -----------------------
 (IN THOUSANDS, EXCEPT       1999         2000         2001       2002(1)        2003         2003
PER SHARE DATA)                                                                                               2004
------------------------------------------------------------------------------------------------------------------
OTHER (EXPENSE)/ INCOME:
Interest income.........       2,537        4,484        2,876        2,322        2,969        1,798        2,057
Interest expense........      (9,032)     (19,405)     (22,145)     (16,801)     (10,590)      (8,137)      (7,208)
Impairment of
  investments...........           -            -      (23,757)     (32,200)      (3,550)           -            -
Other income (expense),
   net..................           -            -        4,177       16,676        7,551        4,094       (1,776)
                          ----------------------------------------------------------------------------------------
                              (6,495)     (14,921)     (38,849)     (30,003)      (3,620)      (2,245)      (6,927)
                          ----------------------------------------------------------------------------------------
Earnings/(loss) before
   income taxes.........    (117,206)    (191,268)     (17,555)     (61,730)       3,901      (17,076)      94,853
Provision for/(benefit
   from) income taxes...     (57,567)     (53,602)         214      (16,815)         606       (4,197)      41,463
                          ----------------------------------------------------------------------------------------
Net earnings/(loss).....  $  (59,639)  $ (137,666)  $  (17,769)  $  (44,915)  $    3,295   $  (12,879)  $   53,390
                          ----------------------------------------------------------------------------------------
EARNINGS/(LOSS) PER
  SHARE:
Basic...................  $    (0.30)  $    (0.67)  $    (0.08)  $    (0.20)  $     0.01   $    (0.06)  $     0.23
Diluted.................  $    (0.30)  $    (0.67)  $    (0.08)  $    (0.20)  $     0.01   $    (0.06)  $     0.22
                          ----------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER
   OF COMMON SHARES
   OUTSTANDING:
Basic...................     198,600      206,347      227,173      229,593      230,710      230,690      235,533
Diluted.................     198,600      206,347      227,173      229,593      236,449      230,690      239,466



                                       DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,
(IN THOUSANDS, EXCEPT PER SHARE DATA)      1999           2000           2001           2002           2003           2004
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and cash equivalents...........    $   23,505     $   52,624     $   70,365     $   76,121     $  150,017     $  231,528
Total assets........................     1,042,987      2,009,041      1,705,371      1,572,195      1,646,518      1,917,776
Long-term debt, less current
   portion..........................        99,623        201,144        220,521        135,614         99,012         84,572
Total stockholders' equity..........       623,762      1,092,588        999,115        887,739        920,598      1,013,911
Cash dividends per share(2).........    $   0.0104     $   0.0144     $   0.0167     $     0.02     $     0.02     $     0.02
-------------------------------------------------------------------------------------------------------------------------------


(1) Symbol changed its method of accounting for goodwill and other intangibles effective January 1, 2002.

(2) Adjusted to reflect three-for-two stock splits that became effective on April 16, 2001, April 5, 2000 and June 14, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

OVERVIEW


We are a recognized worldwide leader in enterprise mobility, delivering products and solutions that capture, move and manage information in real time to and from the point of business activity. Symbol enterprise mobility solutions integrate advanced data capture products, mobile computing platforms, wireless infrastructure, mobility software and services programs under the Symbol Enterprise Mobility Services brand. Our goal is to be one of the world's preeminent suppliers of mission-critical mobile computing solutions to both business and industrial users. For the nine months ended September 30, 2004, we generated $1,281,588 of revenue.



Symbol manufactures products and provides services to capture, move and manage data using five core technologies: bar code reading and image recognition, mobile computing, wireless networking systems, RFID and mobility software applications. Our products and services are sold to a broad and diverse base of customers on a worldwide basis and in diverse markets such as retail, transportation, parcel and postal delivery services, warehousing and distribution, manufacturing, healthcare, hospitality, security, education and government. We do not depend upon a single customer, or a few customers, the loss of which would have a material adverse effect on our business.



We operate in two reportable business segments: (1) the design, manufacture and marketing of advanced data capture, mobile computing, wireless infrastructure, RFID and mobility software ("Product Segment") and (2) the servicing of, customer support for and professional services related to these systems ("Services Segment"). Each of our operating segments uses its core competencies to provide building blocks for mobile computing solutions.



Management continuously evaluates its financial condition and operational performance by monitoring key performance measures such as revenue growth, gross profit and gross profit percent, operating income and margin, cash flow from operations, days sales outstanding and inventory turns.



In addition to these financial and operational measures, management has established certain other key measures to evaluate its future business performance, such as product bookings and product backlog as well as product sales through its indirect channel from both value added resellers ("VARs") and distributors, and original equipment manufacturers ("OEMs"). In addition, management has a strong focus on its customer satisfaction ratings in its service business.



By evaluating our product bookings, we are able to gain visibility into the momentum of our expected future sales volumes. This evaluation helps us to identify areas where we may need to adjust our sales and marketing efforts and inventory management. Our goal is to maintain our quarterly product bookings to our actual product revenue recognized ratio above 1.0.



In addition, we evaluate the amount of backlog of products that we have shipped but have not recognized as revenue, as well as those products that are awaiting shipment. This evaluation, we believe, assists us in improving our quarterly linearity of shipments, and improves our operational efficiencies and overall inventory management. Our goal is to continually grow our backlog.

We also believe that we need to build a strong partner ecosystem, which is a key aspect in our ability to scale our business and important in our efforts to penetrate new markets as well as boost our presence in our existing vertical markets. To that extent, in 2002 we began migrating to a channel-centric business model and introduced our PartnerSelect(TM) Program. Our goal is to have over 80% of our products shipped through our indirect channels, that is our VARs, distributors and OEMs.



In our Services Segment, a key measure we monitor is customer satisfaction, particularly for technical assistance and depot service delivery. We continually obtain customer satisfaction surveys, with an overall goal of achieving ratings consistently above a 4.0 on a scale of 1.0 to 5.0, with 5.0 being the highest level of satisfaction.



We also monitor our attach rates of our service maintenance contracts to our product sales which we believe gives us visibility into future growth of our services segment.



OVERVIEW OF PERFORMANCE



Our total revenue for the nine months ended September 30, 2004 was $1,281,588, an increase of 12.7% from total revenue of $1,137,276 for the nine months ended September 30, 2003. Our total revenue for the year ended December 31, 2003 was $1,530,278, an increase of 9.2% from total revenue of $1,401,617 for the year ended December 31, 2002. These increases in revenue were primarily attributable to expanding our available markets, gradual strengthening in the global economy and increased spending in the information technology sector that resulted in growth in our Product Segment, particularly in mobile computing.



Our gross profit as a percentage of total revenue was 46.2% for the nine months ended September 30, 2004, an increase from 43.2% for the nine months ended September 30, 2003. Our gross profit as a percentage of total revenue was 44.1% for the year ended December 31, 2003, an increase from 34.8% for the year ended December 31, 2002. These increases were primarily due to our increased sales of higher margin product as well as efficiencies we have achieved in our manufacturing operations. Also contributing to the improved operating results in 2003 was the absence of several charges recorded during 2002 for the impairment of certain software assets, a provision for a loss contract, as well as severance, restructuring and warranty-related charges. These charges aggregated $25,400 in 2002.



We are committed to and continue to invest in engineering new products and in investing in our people, processes and systems to expand our product offerings, to improve our control environment and our effectiveness with our customers and our operational efficiencies. Accordingly, our operating expenses were $490,544 for the nine months ended September 30, 2004.



Our operating margins for the nine month period ended September 30, 2004 was 7.9%. This included a negative impact on operating margin of 1.1%, related to the acquisition of Matrics on September 9, 2004.



Our cash balance increased $81,511 to $231,528 as of September 30, 2004, compared to $150,017 as of December 31, 2003. At September 30, 2004 and December 31, 2003, we had no current borrowings under our Senior Credit Agreement (See "--Liquidity and capital resources--Existing indebtedness"). Our net cash provided by operating activities for the nine month period ended September 30, 2004 was $165,582.



We continue to focus on effectively managing our net accounts receivables. At September 30, 2004, receivables were $99,763, a decrease of $52,614 from $152,377 at December 31, 2003.

Our days sales outstanding at September 30, 2004 were 21 days as compared to 31 days at December 31, 2003.



Our inventory turns decreased to 4.1 from 4.3 for the three months ended September 30, 2004 as compared to the comparable period in 2003 primarily due to an increase of consigned inventory held at our distributors which is offset by improved efficiencies in our manufacturing and distribution operations.



Our gross product bookings increased approximately 12% to approximately $363,000 at September 30, 2004 from September 30, 2003.



The ratio of our product bookings to product revenue was 1.03 for the quarter ended September 30, 2004. Our product backlog, which is another measure we monitor, continued to grow in the quarter, ending September 30, 2004 at approximately $320,000, which included the additional backlog from Matrics that we acquired.



Our percent of product revenue that was shipped through our indirect channel in the three month period ended September 30, 2004 was approximately 71%. This is up approximately 20% from 2002, when we began our migration to a channel-centric business model.



Current results of customer satisfaction surveys from our services business have demonstrated improvement towards our goal of a consistent rating greater than
4.0 out of a possible rating of 5.0. Our most current results were a score of
4.02 and 3.67, relating to satisfaction with our technical assistance and depot service delivery, respectively.



While our attach rates have been improving in our sales in the Americas, overall we believe we can achieve better attach rates and are making changes in our business process and restructuring certain of our service activities to help improve these attach rates in the future.



Because a large concentration of our customers are in the retail sector, the health of the economy, consumer spending and the financial health of our retail customers and their capital expenditures related to their informational technology spending are important factors we consider when making our short- and long-term strategic decisions.



We are focused on increasing profitable sales and growing market share, specifically through our channel-centric business model and our PartnerSelect(TM) program. Demand for many of our products and services remained strong in the third quarter of 2004. We continue to focus on programs that will enhance our operational efficiencies and drive down our cost structure, including consolidating general and administrative activities, consolidating service repair centers, improving our distribution channels and our engineering activities.

RESULTS OF OPERATIONS


The following table sets forth for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, certain revenue and expense items expressed as a percentage of total revenue:



---------------------------------------------------------------------------------------
                                                                           FOR THE NINE
                                                        FOR THE YEAR       MONTHS ENDED
                                                  ENDED DECEMBER 31,      SEPTEMBER 30,
                                            ------------------------   ----------------
                                             2001     2002     2003     2003     2004
---------------------------------------------------------------------------------------
REVENUE:
Product revenue...........................    81.1%    78.7%    80.0%    80.0%     82.6%
Services revenue..........................    18.9     21.3     20.0     20.0      17.4
                                            -------------------------------------------
                                             100.0%   100.0%   100.0%   100.0%    100.0%
                                            -------------------------------------------
COST OF REVENUE:
Product cost of revenue...................    55.6     49.5     41.5     42.2      41.1
Services cost of revenue..................    14.7     15.7     14.4     14.6      12.7
                                            -------------------------------------------
                                              70.3%    65.2%    55.9%    56.8%     53.8%
                                            -------------------------------------------
Gross profit..............................    29.7     34.8     44.1     43.2      46.2
OPERATING EXPENSES:
Write-off of acquired in-process research
   & development..........................       -        -        -        -       1.0
Engineering...............................    10.1     10.2     10.2     10.3       9.8
Selling, general and administrative.......    22.1     24.5     27.5     26.9      28.6
Stock based compensation
   expenses/(recovery)....................    (6.2)    (4.9)     1.1      0.9       0.2
Provision/(recovery) for legal
   settlements............................       -      7.0      4.7      6.3      (1.7)
Restructuring and impairment charges......     0.7      0.2      0.1      0.1       0.4
Merger integration charge.................     0.6        -        -        -         -
Amortization of goodwill..................     1.0        -        -        -         -
                                            -------------------------------------------
                                              28.3%    37.0%    43.6%    44.5%     38.3%
                                            -------------------------------------------
Earnings/(loss) from operations...........     1.4     (2.2)     0.5     (1.3)      7.9
Other (expense)/income, net...............    (2.6)    (2.2)    (0.2)    (0.2)     (0.5)
Earnings/(loss) before income taxes.......    (1.2)    (4.4)     0.3     (1.5)      7.4
Provisions for/(benefit from) income
   taxes..................................     0.0     (1.2)     0.1     (0.4)      3.2
Net earnings/(loss).......................    (1.2)%   (3.2)%    0.2%    (1.1)%     4.2%
---------------------------------------------------------------------------------------

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2003


REVENUE


The following table summarizes our revenue by geographic region and by reportable business segments and geographic regions:



----------------------------------------------------------------------------------------------------------------------------
                             FOR THE THREE
                              MONTHS ENDED                                   FOR THE NINE MONTHS
                             SEPTEMBER 30,                                   ENDED SEPTEMBER 30,
                       -------------------   VARIANCE IN   VARIANCE IN   -----------------------   VARIANCE IN   VARIANCE IN
                         2003       2004       DOLLARS     PERCENTAGE       2003         2004        DOLLARS     PERCENTAGE
----------------------------------------------------------------------------------------------------------------------------
Total Revenue
  The Americas.......  $247,812   $275,777     $27,965       11.3%       $  730,657   $  820,932    $ 90,275       12.4%
  EMEA...............   102,116    123,498      21,382        20.9          330,214      359,871      29,657         9.0
  Asia Pacific.......    27,182     29,877       2,695         9.9           76,405      100,785      24,380        31.9
                       ---------------------------------                 -------------------------------------
    Total Revenue....   377,110    429,152      52,042       13.8%        1,137,276    1,281,588     144,312       12.7%
                       ---------------------------------                 -------------------------------------
Product Revenue
  The Americas.......   204,153    225,798      21,645       10.6%          580,861      675,420      94,559       16.3%
  EMEA...............    80,171    101,220      21,049        26.3          261,187      291,313      30,126        11.5
  Asia Pacific.......    24,461     26,869       2,408         9.8           67,736       91,995      24,259        35.8
                       ---------------------------------                 -------------------------------------
    Total Product
      Revenue........   308,785    353,887      45,102       14.6%          909,784    1,058,728     148,944       16.4%
                       ---------------------------------                 -------------------------------------
Services Revenue
  The Americas.......    43,659     49,979       6,320       14.5%          149,796      145,512      (4,284)       (2.9)%
  EMEA...............    21,945     22,278         333         1.5           69,027       68,558        (469)       (0.7)
  Asia Pacific.......     2,721      3,008         287        10.5            8,669        8,790         121         1.4
                       ---------------------------------                 -------------------------------------
    Total Services
      Revenue........  $ 68,325   $ 75,265     $ 6,940       10.2%       $  227,492   $  222,860    $ (4,632)       (2.0)%
----------------------------------------------------------------------------------------------------------------------------



The following table summarizes our product revenue by product division:



----------------------------------------------------------------------------------------------------------------------------
                             FOR THE THREE
                              MONTHS ENDED                                   FOR THE NINE MONTHS
                             SEPTEMBER 30,                                   ENDED SEPTEMBER 30,
                       -------------------   VARIANCE IN   VARIANCE IN   -----------------------   VARIANCE IN   VARIANCE IN
                         2003       2004       DOLLARS     PERCENTAGE       2003         2004        DOLLARS     PERCENTAGE
----------------------------------------------------------------------------------------------------------------------------
Product Division
  Mobile Computing...  $188,575   $212,077     $23,502         12.5%     $  567,549   $  635,579    $ 68,030         12.0%
Advanced Data
  Capture............    89,622    101,245      11,623         13.0         254,583      310,802      56,219         22.1
Wireless
  Infrastructure.....    36,907     43,790       6,883         18.6          97,507      120,660      23,153         23.7
RFID.................         -      1,756       1,756        100.0               -        1,756       1,756        100.0
Other, net...........    (6,319)    (4,981)      1,338        (21.2)         (9,855)     (10,069)       (214)         2.2
                       ---------------------------------                 -------------------------------------
  Total..............  $308,785   $353,887     $45,102         14.6%     $  909,784   $1,058,728    $148,944         16.4%
----------------------------------------------------------------------------------------------------------------------------



Other, net represents royalty revenues and rebates which we do not assign to a product division.



Product revenue for the three and nine months ended September 30, 2004 was $353,887 and $1,058,728, an increase of $45,102 or 14.6% and $148,944 or 16.4%
from the comparable prior year periods. This increase included $1,756 of revenue related to Matrics from September 9,

2004, the date we acquired Matrics. The increase was also due to continued growth in sales of our mobile computing product offerings, our largest product line, which experienced growth of approximately $23,502 and $68,030, an increase of 12.5% and 12.0% from the comparable prior year periods. Contributing to this increase is the growth from both our next generation mobile gun and handheld mobile computing devices. Also contributing to the product revenue increase was growth in sales of our advanced data capture product line of approximately $11,623 and $56,219, an increase of 13.0% and 22.1% from the comparable prior year periods, which was primarily driven by continued growth in next generation scanners as well as a large rollout of wireless point-of-sale scanners to a nationwide U.S. retailer during the nine months ended September 30, 2004. In addition, wireless product revenue increased by approximately $6,883 and $23,153, an increase of 18.6% and 23.7% for the three and nine months ended September 30, 2004, respectively, from the comparable prior year periods due to the introduction of a new wireless switch. The decrease in other, net for the three months ended September 30, 2004 was primarily due to a significant rebate earned by a partner in connection with a large transaction during the three months ended September 30, 2003. The increase for the nine months ended September 30, 2004 from the comparable prior year period was primarily due to changes to the PartnerSelect(TM) model that increased rebates within our distribution partners combined with their sales volume partially offset by an increase in royalty revenue.



Services revenue for the three and nine months ended September 30, 2004 was $75,265 and $222,860, an increase of 10.2% and a decrease of 2.0% respectively from comparable prior year periods. The increase for the three months ended September 30, 2004 as compared to the comparable prior year period was positively impacted by $3,200, primarily as a result of recording most new contracts on an accrual basis from a billed and collected basis, in addition to increased cash collections. This was partially offset by our continued drive to utilize third party service providers for lower margin professional service activities. The decrease for the nine months ended September 30, 2004 as compared to the comparable prior year period was due to our continued drive to utilize third party service providers for lower margin professional service activities. Also contributing to the decrease was a lower level of cash collections compared to the comparable prior year period, as a portion of our U.S. service revenue is recognized on a billed and collected basis.



Geographically, the Americas revenue increased 11.3% and 12.4% for the three and nine months ended September 30, 2004 from the comparable prior year periods. Europe, Middle East and Africa ("EMEA") revenue increased 20.9% and 9.0%, respectively, for the three and nine months ended September 30, 2004, from the comparable periods in 2003. The increases in the America's and EMEA revenues is mainly attributable to strong growth in all of our product offerings. Asia Pacific revenue increased 9.9% and 31.9% for the three and nine months ended September 30, 2004, respectively, compared to the comparable prior year periods primarily as a result of continued penetration of all of our product offerings into this marketplace. The Americas, EMEA and Asia Pacific represented approximately 64.3%, 28.8% and 6.9% of revenue, respectively, for the three months ended September 30, 2004. The Americas, EMEA and Asia Pacific represented approximately 64.1%, 28.1% and 7.8% of revenue, respectively, for the nine months ended September 30, 2004.



Product gross profit for the three and nine months ended September 30, 2004 was $179,530 and $532,053, respectively, an increase of $29,606 and $102,516 or
19.7% and 23.9% from the comparable prior year periods. The increase in product gross profit was mainly due to an increase in revenue which accounted for approximately $22,000 and $71,000 of the increase for the three and nine months ended September 30, 2004. The remaining increase to product gross profit of approximately $8,000 and $32,000 was due to an increase in gross profit percentage of 2.2% and 3.0%, respectively, for the three and nine months ended September 30, 2004. The increase in our gross profit percentage was primarily due to a change in our product mix and increased efficiencies gained in our manufacturing operations.



Service gross profit for the three and nine months ended September 30, 2004 was $21,183 and $60,271, respectively, an increase of $4,205 or 24.8% and a decrease of $1,355 or 2.2% from the comparable prior year periods. The increase in service gross profit for the three months ended September 30, 2004 was mainly due to approximately $3,200 of revenue recognized in the three months ended September 30, 2004 as a result of recording new contracts on an accrual basis of accounting from a billed and collected basis, as well as a change in mix from low margin professional services to higher margin maintenance and support services, offset by restructuring charges relating to lease obligation costs and further workforce reductions. The decrease in service gross profit for the nine months ended September 30, 2004 of $1,355 was primarily due to restructuring charges relating to lease obligation costs and further workforce reductions, coupled with the decline in revenues partially offset by a change in mix from low margin professional services to higher margin maintenance and support services.



OPERATING EXPENSES



Total operating expenses of $172,054 increased 15.5% for the three months ended September 30, 2004 from $148,904 for the comparable prior year period while total operating expenses of $490,544 for the nine months ended September 30, 2004 decreased $15,450 or 3.1% from $505,994, for the comparable prior year period.



Operating expenses consisted of the following for the three and nine months ended September 30:



--------------------------------------------------------------------------------------------------------------------------
                               FOR THE THREE                                      FOR THE NINE
                                MONTHS ENDED                                      MONTHS ENDED
                               SEPTEMBER 30,                                     SEPTEMBER 30,
                         -------------------   VARIANCE IN   VARIANCE IN   -------------------   VARIANCE IN   VARIANCE IN
                           2003       2004       DOLLARS     PERCENTAGE      2003       2004       DOLLARS     PERCENTAGE
--------------------------------------------------------------------------------------------------------------------------
Write-off of acquired
  in-process research
  and development......  $      -   $ 12,800     $12,800        100.0%     $      -   $ 12,800    $ 12,800        100.0%
Engineering............    42,283     42,595         312          0.7       117,468    126,214       8,746          7.4
Selling, general and
  administrative.......    98,023    125,102      27,079         27.6       305,473    366,230      60,757         19.9
(Recovery)/provision
  for legal
  settlements..........         -    (12,400)    (12,400)      (100.0)       72,000    (21,400)    (93,400)      (129.7)
Stock based
  compensation
  expense..............     7,640          -      (7,640)      (100.0)        9,872      2,234      (7,638)       (77.4)
Restructuring and
  impairment charges...       958      3,957       2,999        313.0         1,181      4,466       3,285        278.2
                         ---------------------------------                 ---------------------------------
                         $148,904   $172,054     $23,150         15.5%     $505,994   $490,544    $(15,450)        (3.1)%
--------------------------------------------------------------------------------------------------------------------------



The write-off of acquired in-process research and development costs of $12,800 for the three and nine months ended September 30, 2004 is in connection with our acquisition of Matrics. Such amount allocated to IPR&D represented a portion of the total value of the acquired assets. We believe the Matrics acquisition is an important step in executing our plan to be a leader in RFID and will expand our offerings in the advanced data capture industry. As of the acquisition date, there were several project in-process.



Our assumptions for IPR&D were based on our estimate of the present value of the cash flows arising from each of the material research and development projects that Matrics was investing in at the time of closing. Each project was evaluated based on the income approach. With the exception of the proprietary manufacturing process, this was achieved by discounting cash flows to be derived from the sales of the products to their present value. For the proprietary manufacturing process, the income approach was used by estimating the gross margin benefit from the technology and discounting the cash flows from that gross margin benefit. The values prescribed to the IPR&D and the technology assets acquired were based upon several factors including the generation of the technology acquired, the estimated lives and future revenue and costs associated with costs associated with the technology.



The products included in IPR&D ranged from the early stages of development to the latter stages of development at the time of acquisition. A discount rate ranging from 23% to 30% was used for the projects to account for various risks, including the technical risk, the risk that customers will not desire to purchase the product, the risk around significant price erosion, the risk of commercializing the technology, the risk that even once successfully commercialized the technology may not yield the gross margin benefit and for the broader market risk associated with the adoption of RFID.



Engineering expenses increased $8,746 or 7.4% for the nine months ended September 30, 2004 as compared to the comparable prior year period, mainly due to our increased investment in our research and development.



Selling, general and administrative expenses increased $27,079 or 27.6% and $60,757 or 19.9% for the three and nine months ended September 30, 2004 as compared to the comparable prior year periods, mainly due to higher compensation costs and related benefits, investment in technology, infrastructure and financial systems, external consulting costs associated with our compliance efforts under the Sarbanes-Oxley Act of 2002, partially offset by a decrease in expenses associated with our restatement activities and legal fees associated with litigation activities.



The decrease of $12,400 and $93,400 in legal settlements for the three and nine month comparable period is driven by the fact that the three and nine months ended September 30, 2004 included recoveries of $12,400 and $21,400, respectively, of amounts related to our various legal matters, while the prior year nine month period ended September 30, 2003 included a provision related to certain legal settlements of $72,000.



Also included in total operating expenses is stock based compensation associated with certain portions of our stock option plans. As of March 31, 2003, due to our inability to make timely filings with the SEC, our stock option plans were held in abeyance, meaning that our employees could not exercise their options until we became current with our filings. As an accommodation to both current and former Symbol associates whose options were impacted by this suspension, the Compensation Committee of the Board approved an abeyance program that allowed associates whose options were affected during the suspension period the right to exercise such options up to 90 days after the end of the suspension period. This resulted in a new measurement date for those options, which led to a non-cash accounting compensation charge for the intrinsic value of those vested options when the employee either terminated employment during the suspension period or within the 90 day period after the end of the suspension period. Stock based compensation related to the abeyance program was $2,234 during the nine months ended September 30, 2004. On February 25, 2004, the date on which we became current with our regulatory filings with the SEC, this suspension period ended.



The stock based compensation expense during 2003 are amounts associated with the variable portion of our stock option plans.



In the second quarter of 2004, we announced a restructuring of certain of our EMEA general and administrative functions, whereby we are consolidating certain functions centrally in Brno, Czech Republic. For the three month and nine month periods ended September 30, 2004 we charged $3,957 and $4,466, respectively, the majority of which such costs related to severance costs.



OTHER (EXPENSE)/INCOME, NET



Other (expense)/income, net consists of the following:



-----------------------------------------------------------------------------------------------
                                      FOR THE THREE MONTHS ENDED      FOR THE NINE MONTHS ENDED
                                                   SEPTEMBER 30,                  SEPTEMBER 30,
                                    ----------------------------   ----------------------------
                                     2003      2004     VARIANCE    2003      2004     VARIANCE
-----------------------------------------------------------------------------------------------
SAILS(a)..........................  $(2,346)  $    43    $2,389    $ 2,619   $(4,459)  $(7,078)
Interest Expense..................   (3,153)   (3,532)     (379)    (8,137)   (7,208)      929
Interest Income...................      354       819       465      1,798     2,057       259
Other.............................    2,412     2,695       283      1,475     2,683     1,208
                                    ----------------------------   ----------------------------
                                    $(2,733)  $    25    $2,758    $(2,245)  $(6,927)  $(4,682)
-----------------------------------------------------------------------------------------------



(a) In accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" the gain or loss on the change in fair value of the portion of our investment in Cisco Systems, Inc. ("Cisco") common stock, coupled with the gain or loss on the change in fair value of the embedded derivative has been recorded as a component of other income or loss in each reporting period.



PROVISION FOR INCOME TAXES



Our effective tax rate for the three months ended September 30, 2004 was 37.98%. This differs from the statutory rate of 35.0% primarily due to the change in estimate of the deductible portion of the class action settlement and the write-off of In-Process Research and Development associated with the acquisition of Matrics, offset by the allocable portion of the annual forecast of the tax benefits of research credits, the release of valuation allowance and income exempt from taxation. Without the Matrics acquisition, the tax rate for the three months ended September 30, 2004 would have been 28.07%.



The tax rate for the nine months ended September 30, 2004 of 43.71% remains higher than the 35.0% statutory rate due to the items discussed above. Without the Matrics acquisition, the tax rate would have been 39.0%.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

REVENUE

The following table summarizes our revenue by geographic region and by reportable business segments and geographic regions:

-----------------------------------------------------------------------------------------------
                                                 FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                            -----------------------   VARIANCE IN   VARIANCE IN
                                               2002         2003        DOLLARS     PERCENTAGE
-----------------------------------------------------------------------------------------------
TOTAL REVENUE:
   The Americas...........................  $  934,170   $  979,099   $    44,929          4.8%
   EMEA...................................     382,846      438,615        55,769          14.6
   Asia Pacific...........................      84,601      112,564        27,963          33.1
                                            -------------------------------------
      Total Revenue.......................  $1,401,617   $1,530,278   $   128,661          9.2%
                                            -------------------------------------
PRODUCT REVENUE:
   The Americas...........................  $  728,294   $  777,105   $    48,811          6.7%
   EMEA...................................     300,130      345,983        45,853          15.3
   Asia Pacific...........................      74,646      100,765        26,119          35.0
                                            -------------------------------------
      Total Product Revenue...............  $1,103,070   $1,223,853   $   120,783         10.9%
                                            -------------------------------------
SERVICES REVENUE:
   The Americas...........................  $  205,876   $  201,994   $    (3,882)       (1.9)%
   EMEA...................................      82,716       92,632         9,916          12.0
   Asia Pacific...........................       9,955       11,799         1,844          18.5
                                            -------------------------------------
      Total Services Revenue..............  $  298,547   $  306,425   $     7,878          2.6%
-----------------------------------------------------------------------------------------------

Product revenue for the year ended December 31, 2003 was $1,223,853, an increase of 10.9% from $1,103,070 in 2002. The increase in product revenue of $120,783 was primarily due to continued growth in our mobile computing product offerings, our largest product line, representing $52,535 or 43.5% of the total product revenue growth. Also contributing to the product revenue growth was growth in our advanced data capture and wireless network systems product line.

Services revenue of $306,425 for the year ended December 31, 2003 increased 2.6% from $298,547 in 2002, due to increased services revenue related to our overall product growth, particularly in our EMEA and Asia Pacific regions.

Geographically, the Americas revenue for the year ended December 31, 2003 was $979,099, an increase of 4.8% from the $934,170 in 2002. EMEA revenue of $438,615 increased 14.6% for the year ended December 31, 2003 from $382,846 in 2002. Asia Pacific revenue of $112,564 increased 33.1% for the year ended December 31, 2003 from $84,601 in 2002. The Americas, EMEA and Asia Pacific represented approximately 64.0%, 28.6% and 7.4% of total revenue, respectively, for the year ended December 31, 2003.

The table below summarizes cost of revenue and gross profit by business segment:

-----------------------------------------------------------------------------------------------
                                                 FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                            -----------------------   VARIANCE IN   VARIANCE IN
                                               2002         2003        DOLLARS     PERCENTAGE
-----------------------------------------------------------------------------------------------
Product Revenue...........................  $1,103,070   $1,223,853   $   120,783         10.9%
Product Cost of Revenue...................     693,980      635,103       (58,877)        (8.5)
                                            -------------------------------------
   Product Gross Profit...................  $  409,090   $  588,750   $   179,660         43.9%
                                            -------------------------------------
Product Cost of Revenue as a Percentage of
   Product Revenue........................        62.9%        51.9%
Product Gross Profit Percentage...........        37.1%        48.1%

Services Revenue..........................  $  298,547   $  306,425   $     7,878          2.6%
Services Cost of Revenue..................     219,985      219,926           (59)            -
                                            -------------------------------------
   Services Gross Profit..................  $   78,562   $   86,499   $     7,937         10.1%
                                            -------------------------------------
Services Cost of Revenue as a Percentage
   of Services Revenue....................        73.7%        71.8%
Services Gross Profit Percentage..........        26.3%        28.2%
-----------------------------------------------------------------------------------------------

Product cost of revenue as a percentage of product revenue was 51.9% for the year ended December 31, 2003, as compared to 62.9% in 2002. This decrease was due to an overall shift in product mix to higher margin products, increased manufacturing absorption due to higher sales volumes and increased efficiencies gained in our manufacturing operations. Contributing to the improved gross profit was the absence of the following 2002 charges: an $11,800 impairment charge related to manufacturing equipment software, a $4,900 provision for a loss contract, severance charges of $4,500, additional warranty costs of $1,900 and other restructuring-related costs of $2,300. Also contributing to the lower costs as a percentage of product revenue was the sale in the fourth quarter of 2003 of approximately $10,000 of inventory that had previously been reserved for.

Services cost of revenue as a percentage of services revenue was 71.8% for the year ended December 31, 2003, as compared to 73.7% in 2002. The majority of the decrease was due to the efficiencies gained from the consolidation and elimination of repair centers as well as increased revenue, particularly in the EMEA and Asia Pacific regions.

OPERATING EXPENSES

Operating expenses of $667,728 increased 28.6% for the year ended December 31, 2003 from $519,379 in 2002. These increases were largely driven by the accounting treatment related to our stock-based compensation plans which resulted in additional costs of $17,087 for the year ended December 31, 2003, as compared to a recovery of $68,084 in 2002. Also contributing to the increased operating expenses were costs associated with our restatement and the government investigation as further described below.

In connection with the exercise of stock options, an informal practice began in or around the early 1990s, whereby certain stock option plan participants (including certain officers and directors) were afforded a look-back period (no more than 30 days) for purposes of determining the market price to be used in connection with the specific exercise. In addition, these individuals were given an extended period of time in which to pay for their option exercises. These practices were contrary to the terms of the relevant option plans. As this practice allowed certain participants to choose exercise dates outside of the approved plan terms and also allowed these participants to extend the period of time in which to pay for their option exercise, the price of the option at grant date was not fixed and determinable. Accordingly, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," our financial statements reflect as compensation expense the change in market price of the common stock underlying these options granted to plan participants that could have participated in this practice from the date of grant until the options either expired or were exercised. Effective July 30, 2002, this practice of options exercise ended resulting in ceasing the accounting for such options under variable plan accounting. The $68,084 represents the change in market price of common stock underlying these options granted through the seven-month period ended July 30, 2002.

As of March 31, 2003, due to the inability of Symbol to make timely filings with the SEC, our stock option plans were held in abeyance, meaning that our employees could not exercise their options until we became current with our filings. As an accommodation to both current and former Symbol employees whose options were impacted by this suspension, the compensation committee of the board of directors approved an abeyance program that allowed employees whose options were affected during the suspension period the right to exercise such options up to 90 days after the end of the suspension period. This resulted in a new measurement date for those options, which led to a non-cash accounting compensation charge for the intrinsic value of those vested options when the employee either terminated employment during the suspension period or within the 90 day period after the end of the suspension period. On February 25, 2004, the date on which we became current with our regulatory filings with the SEC, this suspension period ended. In addition, due to our delinquent filings with the SEC, we incurred non-cash compensation expenses associated with our Employee Stock Purchase Plan ("ESPP") as the ESPP lost its exempt tax status.

Engineering and selling, general and administrative expenses are summarized in the following table:

----------------------------------------------------------------------------------------------
                                                FOR THE YEAR ENDED
                                                      DECEMBER 31,
                                              --------------------   VARIANCE IN   VARIANCE IN
                                                2002        2003       DOLLARS     PERCENTAGE
----------------------------------------------------------------------------------------------
Engineering.................................  $142,602    $156,328   $    13,726          9.6%
   Percentage of total revenue..............      10.2%       10.2%
Selling, general and administrative.........  $343,971    $421,132   $    77,161         22.4%
   Percentage of total revenue..............      24.5%       27.5%
----------------------------------------------------------------------------------------------

Engineering costs for the year ended December 31, 2003 increased 9.6% to $156,328 from $142,602 for 2002. The increase was due to the acquisition of Covigo to expand our software solutions offerings, and continued investment in our product offerings. The increase was consistent with projected and actual revenue growth as engineering spending as a percentage of revenue remained relatively constant in the 10% range. The increased spending was spread across all product lines.

Selling, general and administrative expenses for the year ended December 31, 2003 increased 22.4% to $421,132 from $343,971 for 2002. The increase was attributable to additional professional fees associated with our internal investigation as well as higher variable costs due to a 9.2% increase in revenue, partially offset by the absence of a $8,597 pre-tax severance charge recorded in 2002 for Tomo Razmilovic, one of our former Presidents and Chief Executive Officers. In early 2002 we initiated a series of investigations into the accounting misconduct of our former management with the assistance of an independent counsel and an outside accounting firm. As a result of this internal investigation, the SEC and Eastern District investigations and the related class action lawsuits against us, we incurred additional professional fees of $35,900 in 2003 as compared with $9,200 incurred in 2002. The increase was also attributable to severance costs incurred during 2003 aggregating approximately $13,208 primarily for the reorganization and releveling of the international sales organization.

Reflected in our operating expenses for the year ended December 31, 2003 was a $72,000 loss provision for legal settlements related to the then-ongoing SEC and Eastern District investigations and the then-outstanding class action lawsuits against us. This compared to charges totaling $98,300 recorded in 2002, of which $70,000 related to the then-ongoing SEC and Eastern District investigations and the then-outstanding class action lawsuits against us and $28,300 related to a securities fraud class action litigation related to Telxon, one of our wholly-owned subsidiaries.

OTHER (EXPENSE)/INCOME

Interest expense for the year ended December 31, 2003 decreased to $10,590 or 37.0% from $16,801 in 2002 primarily due to reduced debt levels as a result of the repurchase in 2002 of Telxon's remaining convertible debt, net repayments under our revolving credit facility and annual mandatory repayments of other indebtedness, without incurring any new borrowings in 2002 or 2003.

Interest income for the year ended December 31, 2003 increased 27.9% to $2,969 from $2,322 for 2002, primarily due to the investments of additional cash from operations into overnight deposits with local banks, primarily in our non-U.S. locations.


We periodically evaluate the carrying value of our investments for impairment. As part of this evaluation, we reviewed our investment in AirClic, Inc. ("AirClic"). In consideration of the then-current financial outlook of AirClic's business, the general decline in the economy and the decline in information technology spending, it was determined that the decline in the value of our investment in AirClic was other than temporary during the quarter ended June 30, 2002. We recorded a pre-tax impairment charge of $32,000, which was included in the impairment of investments as a component of other (expense)/income in the consolidated statements of operations at December 31, 2002 and wrote down the carrying amount of the investment to its estimated fair value of $2,800. During 2003, we invested another $750 in AirClic, bringing our investment to $3,550. We determined in 2003 that this investment would not be recoverable and wrote off this investment in its entirety in 2003.


In accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the gain or loss on the change in fair value of the portion of our investment in Cisco common stock classified as trading securities, coupled with the gain or loss of the change in fair value of the embedded derivative, was recorded as a component of other (expense)/income in each reporting period. The net impact of these fair value adjustments resulted in other (expense)/income of $(1,140) for 2003 and $16,275 for 2002. On April 1, 2003 we designated a portion of the embedded equity collar as a fair value hedge of our Cisco shares classified as available for sale securities. Since the collar was effective, the change in the fair value of Cisco shares classified as available for sale of $8,379 was recorded as other income.

PROVISION FOR INCOME TAXES

Our effective income tax rate was 15.5% for 2003. The effective tax rate each year was largely impacted by the ratio of items receiving different treatment for tax and accounting purposes to profit/(loss) before taxes. In 2003, the effective rate was reduced by the impact of research and experimentation credits and export sales benefits partially offset by valuation allowances and non-deductible items. Our effective income tax rate was (27.2)% for 2002 as the favorable impact of tax credits was more than offset by additional valuation allowances and the unfavorable impact of non-deductible compensation expenses.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

REVENUE

The following table summarizes our revenue by geographic region and by reportable business segments and geographic regions:

-----------------------------------------------------------------------------------------------
                                                 FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                            -----------------------   VARIANCE IN   VARIANCE IN
                                               2001         2002        DOLLARS     PERCENTAGE
-----------------------------------------------------------------------------------------------
TOTAL REVENUE:
   The Americas...........................  $1,013,618   $  934,170   $   (79,448)       (7.8)%
   EMEA...................................     390,852      382,846        (8,006)        (2.0)
   Asia Pacific...........................      82,986       84,601         1,615           1.9
                                            -------------------------------------
     Total Revenue........................  $1,487,456   $1,401,617   $   (85,839)       (5.8)%
                                            -------------------------------------
PRODUCT REVENUE:
   The Americas...........................  $  818,091   $  728,294   $   (89,797)      (11.0)%
   EMEA...................................     313,299      300,130       (13,169)        (4.2)
   Asia Pacific...........................      74,786       74,646          (140)        (0.2)
                                            -------------------------------------
     Total Product Revenue................  $1,206,176   $1,103,070   $  (103,106)       (8.5)%
                                            -------------------------------------
SERVICES REVENUE:
   The Americas...........................  $  195,527   $  205,876   $    10,349          5.3%
   EMEA...................................      77,553       82,716         5,163           6.7
   Asia Pacific...........................       8,200        9,955         1,755          21.4
                                            -------------------------------------
     Total Services Revenue...............  $  281,280   $  298,547   $    17,267          6.1%
-----------------------------------------------------------------------------------------------

Net Product revenue for the year ended December 31, 2002 decreased 8.5% to $1,103,070 from $1,206,176 for 2001. This decline was due to unfavorable global economic conditions and reduced levels of information technology spending which resulted in a reduction in the quantity of units sold.

Net Services revenue for the year ended December 31, 2002 increased 6.1% to $298,547 from $281,280 for 2001, primarily due to an increase in support service contract renewals and time and materials billings associated with product sales, particularly in our EMEA region, offset partially by a decrease in project management activities in 2002 as compared to 2001.

Geographically, the Americas and EMEA revenue decreased 7.8% and 2.0%, respectively, for the year ended December 31, 2002 from the prior year. Asia Pacific revenue increased 1.9% over the prior year. The Americas, EMEA, and Asia Pacific revenue represented approximately 66.7%, 27.3%, and 6.0%, respectively, of total revenue in 2002. The slowdown in the U.S. and EMEA economies, along with customer constraints on information technology spending, were the main causes for the decline in our revenue.

The table below summarizes cost of revenue and gross profit by business segment:

-----------------------------------------------------------------------------------------------
                                              FOR THE YEAR ENDED
                                                 DECEMBER 31,
                                            -----------------------   VARIANCE IN   VARIANCE IN
                                               2001         2002        DOLLARS      PERCENTAGE
-----------------------------------------------------------------------------------------------
Product Revenue...........................  $1,206,176   $1,103,070   $  (103,106)         (8.5)%
Product Cost of Revenue...................     826,766      693,980      (132,786)        (16.1)
                                            -------------------------------------
   Product Gross Profit...................  $  379,410   $  409,090   $    29,680           7.8%
                                            -------------------------------------
Product Cost of Revenue as a Percentage of
  Product Revenue.........................        68.5%        62.9%
Product Gross Profit Percentage...........        31.5%        37.1%

Services Revenue..........................  $  281,280   $  298,547   $    17,267           6.1%
Services Cost of Revenue..................     219,310      219,985           675           0.3
                                            -------------------------------------
   Services Gross Profit..................  $   61,970   $   78,562   $    16,592          26.8%
                                            -------------------------------------
Services Cost of Revenue as a Percentage
  of Services Revenue.....................        78.0%        73.7%
Services Gross Profit Percentage..........        22.0%        26.3%
-----------------------------------------------------------------------------------------------

Product cost of revenue as a percentage of product revenue was 62.9% for the year ended December 31, 2002, as compared to 68.5% in 2001. This decrease was mainly attributed to charges for excess and obsolete inventory of $164,099 in 2001 as compared to $26,339 in 2002, partially offset by several restructuring and impairment related charges aggregating $25,400 in 2002.

Services cost of revenue as a percentage of services revenue was 73.7% for the year ended December 31, 2002, as compared to 78.0% in 2001. The decrease in the services cost of revenue as a percentage of services revenue resulted primarily from cost containment efforts and cost benefits derived from the elimination of duplicate overhead components, including the closure of four service centers and elimination of redundant workforce resulting from the Telxon acquisition.

OPERATING EXPENSES

Engineering and selling, general and administrative expenses are summarized in the following table:

----------------------------------------------------------------------------------------------
                                               FOR THE YEAR ENDED
                                                  DECEMBER 31,
                                               -------------------   VARIANCE IN   VARIANCE IN
                                                 2001       2002       DOLLARS      PERCENTAGE
----------------------------------------------------------------------------------------------
Engineering..................................  $149,523   $142,602   $    (6,921)         (4.6)%
Percentage of total revenue..................      10.1%      10.2%
Selling, general and administrative..........  $329,044   $343,971   $    14,927           4.5%
Percentage of total revenue..................      22.1%      24.5%
----------------------------------------------------------------------------------------------

Engineering costs for the year ended December 31, 2002 decreased 4.6% to $142,602 from $149,523 for 2001. The decrease was due to cost containment arrangements to keep spending in line with reduced revenue expectations, and an increase in engineering cost sharing efforts with certain of our customers. As a percentage of total revenue, engineering expenses increased slightly to 10.2% for the year ended December 31, 2002 as compared to 10.1% for 2001.

Selling, general and administrative expenses for the year ended December 31, 2002 increased 4.5% to $343,971 from $329,044 for 2001. The increase was attributed to the additional professional fees of $9,245 associated with our internal investigations described above and the severance charge of $8,597 recorded in 2002 for Tomo Razmilovic, one of our former Presidents and Chief Executive Officers.

During the quarter ended December 31, 2002, we recorded a $70,000 loss provision for legal settlements. Also, we reached a settlement of a securities fraud class action litigation related to Telxon, one of our wholly-owned subsidiaries. Reflected in operating expenses for the year ended December 31, 2002 was a charge of $28,300 related to this matter. No such charges were recorded in 2001.

During the year ended December 31, 2002, we also incurred restructuring charges of $2,590, primarily related to workforce reductions resulting from the transition of our volume manufacturing operations from our Bohemia, New York facility to lower cost locations, primarily our Reynosa, Mexico facility and Far East contract manufacturing partners.


In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which we adopted effective January 1, 2002. Under SFAS No. 142, goodwill and indefinite life intangible assets acquired in a business combination will no longer be amortized into results of operations, but rather be subject to assessment for impairment at least annually. Under SFAS No. 142, we are required to perform a prescribed fair-value-based test to measure any impairment to our goodwill and other intangible assets. We completed the impairment test as of January 1, 2002 by comparing the fair value of our reporting units with their carrying values, including goodwill. Based on the results of these comparisons, we concluded there was no impairment of goodwill related to either of our reporting units upon initial adoption of this statement.


Subsequent to the initial adoption of SFAS No. 142, we elected to perform our annual goodwill impairment testing on September 30th of each year beginning in 2002. The results indicated no impairment of goodwill related to either of our reporting units at September 30, 2002.

Adjusted financial information, assuming SFAS No. 142 had been adopted as of January 1, 2001, is as follows:

---------------------------------------------------------------------------------
                                                               FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              -------------------
                                                                2001       2002
---------------------------------------------------------------------------------
Net loss, as reported.......................................  $(17,769)  $(44,915)
Goodwill amortization, net of tax...........................    14,823          -
                                                              -------------------
Adjusted net loss...........................................  $ (2,946)  $(44,915)
                                                              -------------------
BASIC LOSS PER SHARE:
Net loss, as reported.......................................  $  (0.08)  $  (0.20)
Goodwill amortization, net of tax...........................      0.07          -
                                                              -------------------
Adjusted net loss...........................................  $  (0.01)  $  (0.20)
                                                              -------------------
DILUTED LOSS PER SHARE:
Net loss as-reported........................................  $  (0.08)  $  (0.20)
Goodwill amortization, net of tax...........................      0.07          -
                                                              -------------------
Adjusted net loss...........................................  $  (0.01)  $  (0.20)
---------------------------------------------------------------------------------

OTHER (EXPENSE)/INCOME

Interest expense for the year ended December 31, 2002 decreased to $16,801 or 24.1% from $22,145 in 2001 primarily due to reduced debt levels.

Interest income for the year ended December 31, 2002 decreased 19.3% to $2,322 from $2,876 for 2001 primarily due to lower cash balances available for short-term investments particularly during the first half of 2002.


We periodically evaluate the carrying value of our investments for impairment. As part of this evaluation, we reviewed our investment in AirClic. In consideration of the then-current financial outlook of AirClic's business, the general decline in the economy and the decline in information technology spending, it was determined that the decline in the value of our investment in AirClic was other than temporary during the quarter ended June 30, 2002. We recorded a pre-tax impairment charge of $32,200, which was included in impairment of investments as a component of other (expense)/income in the consolidated statements of operations, and wrote down the carrying amount of the investment to its estimated fair value of $2,800.


We also evaluated the decline in the market value of our investment in Cisco common stock. Based on the then-current market conditions, it was determined that an other-than-temporary decline in the market value of this investment had occurred as of September 30, 2001. Our conclusion was based on the fact that Cisco common stock had been trading substantially below our historical cost for eight months as of September 30, 2001, with no clear evidence at the time that its trading price would recover to our historical cost. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," a pre-tax impairment charge of $22,236 was included in impairment of investments as a component of other (expense)/income in the consolidated statements of operations. In addition, we recognized a pretax loss of $1,521 relating to several other investments in marketable securities. We determined that market value declines in these investments to be other than temporary. This loss was included in impairment of investments and is included as a component of other (expense)/income in our consolidated statements of operations.

In accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the gain or loss on the change in fair value of the portion of our investment in Cisco common stock classified as trading securities, coupled with the gain or loss of the change in fair value of the embedded derivative, has been recorded as a component of other (expense)/income in each reporting period. The net impact of these fair value adjustments resulted in other income of $16,275 for 2002, and $4,647 for 2001.

PROVISION FOR INCOME TAX

Our effective income tax rate was (27.2)% for 2002 as the favorable impact of tax credits was more than offset by additional valuation allowances and the unfavorable impact of non-deductible compensation expenses. Our effective income tax rate was 1.2% in 2001 as the favorable impact of tax credits was more than offset by state tax provisions and the non tax-deductibility of the amortization of goodwill as well as additional valuation allowances.

LIQUIDITY AND CAPITAL RESOURCES

Currently, our primary sources of liquidity are cash flow from operations and our $60,000 Senior Credit Agreement. See "--Existing indebtedness." Our primary liquidity requirements continue to be for working capital, engineering costs, and financing and investing activities. Based on our current level of operations, cash flow from operations have been sufficient to meet our liquidity needs to fund operations as well as our liquidity needs created by changes in working capital. We believe our cash and cash equivalents and cash flow from operations will be sufficient for at least the next 12 months. In addition, we will, from time to time, consider cash outlays for acquisitions of or investments in complementary businesses that might affect liquidity requirements and cause us to pursue additional financing.


The following table summarizes Symbol's cash and cash equivalent balances as of December 31, 2003 and September 30, 2004 and the results of our statements of cash flows for the nine months ended September 30, 2003 and 2004:



------------------------------------------------------------------------------------------------
                                                   AS OF               AS OF           VARIANCE
                                             DECEMBER 31, 2003   SEPTEMBER 30, 2004   IN DOLLARS
------------------------------------------------------------------------------------------------
Cash and cash equivalents..................     $   150,017         $231,528(1)          $81,511
------------------------------------------------------------------------------------------------



                                             FOR THE NINE         FOR THE NINE
                                             MONTHS ENDED         MONTHS ENDED       VARIANCE
                                          SEPTEMBER 30, 2003   SEPTEMBER 30, 2004   IN DOLLARS
                                          ----------------------------------------------------
Net cash provided by/(used in):
   Operating activities.................      $   186,488          $   165,582      $  (20,906)
   Investing activities.................          (54,798)            (352,480)       (297,682)
   Financing activities.................          (91,824)             268,652         360,476
   Effect of exchange rate changes on
      cash and cash equivalents.........            4,930                 (243)         (5,173)
                                          ----------------------------------------------------
Net increase (decrease) in cash and cash
   equivalents..........................      $    44,796          $    81,511      $   36,715
----------------------------------------------------------------------------------------------



(1) Does not include restricted cash of $50,147, which is the balance as of September 30, 2004 of an interest-bearing court escrow account as security for a trial court judgment on appeal.

Net cash provided by operating activities during the nine months ended September 30, 2004 was $165,582 as compared to $186,488 for the same period last year. Net cash provided by operating activities decreased $20,906 during the nine months ended September 30, 2004 as compared to the comparable prior year period primarily due to our use of cash to reduce and pay down our outstanding accounts payable and accrued expenses partially offset by increased net earnings. Included in the use of cash was the $40,000 payment as required by the Eastern District and the SEC to resolve the government investigations and the $25,000 settlement related to the Telxon class action lawsuit that was paid in February 2004 partially offset by cash recoveries related to these legal settlements of $17,400 received through the nine months ended September 30, 2004.


Net cash provided by operating activities for the year ended December 31, 2003 increased to $233,765, a 31.7% improvement from the $177,470 reported in 2002. The improvement was primarily attributable to improved gross profit margins as well as continued improvement in managing receivables and inventory.

During 2003, we generated net cash provided by operating activities of $233,765 and experienced an overall increase in cash of $73,896. The positive cash flow provided by operating activities as well as the proceeds from the exercise of stock options, warrants and the employee stock purchase plan were used to repay long-term debt, purchase property, plant and equipment, invest in new companies and other assets, repurchase our common stock, and pay dividends.


Net cash used in investing activities for the nine months ended September 30, 2004 was $352,480 as compared to $54,798 for the same period last year. Net cash used in investing activities principally consisted of net investments in other companies and capital expenditures for property, plant and equipment. The increase of $297,682 during the nine months ended September 30, 2004, when compared to the same period last year, was primarily due to approximately $238,000 used in connection with the Matrics acquisition, approximately $24,000 in additional capital expenditures, primarily related to our investment in technology, infrastructure and financial systems and the $50,000 bond we posted as security for a trial court judgment on appeal.


Net cash used in investing activities for the year ended December 31, 2003 was $79,268, an 81.7% increase from $43,632 reported in 2002, primarily resulting from increased purchases of property, plant and equipment due to investments made in administrative software and systems to enhance our back office capabilities and improve customer service.


Net cash provided by financing activities during the nine months ended September 30, 2004 was $268,652, as compared to net cash used in financing activities of $91,824 during the same period last year. Net cash provided by financing activities during the nine months ended September 30, 2004 consists of proceeds from short-term financing and long-term debt and stock option exercises of $257,150 and $40,452, partially offset by purchases of treasury stock of $26,374 as compared to cash used in financing activities for repayments on long-term debt of $86,713 in the same period last year.


Net cash used in financing activities for the year ended December 31, 2003 was $92,338, a 31.4% decrease from $134,565 reported in 2002 as a result of lower debt repayments in 2003. During 2002, Symbol paid off in full its remaining obligation under its convertible notes and debentures. In 2003 Symbol paid off in full its remaining obligations under its revolving credit facility.

The following table presents selected key performance measurements we use to monitor our business for the nine months ended September 30:



-------------------------------------------------------------------------
                                                              2003   2004
-------------------------------------------------------------------------
Days sales outstanding (DSO)................................    32     21
Inventory turnover--product only............................   4.3    4.1
-------------------------------------------------------------------------



Our DSO and inventory turnover numbers are useful in understanding the management of our balance sheet. However, the DSO numbers shown above may not be directly comparable to those of other companies because our DSO numbers are improved by the timing of our revenue recognized for our distributors, part of our service revenue in the Americas and our value-added resellers that lack economic substance, which we recognize on a billed and collected basis.



We continue to effectively manage our net accounts receivables, ending September 30, 2004 with receivables of $99,763, a decrease of $52,614 from $152,377 at December 31, 2003. Through aggressive collection strategies we have been able to reduce our average days sales outstanding to 21 days during the nine months ended September 30, 2004 from an average of 32 days in the nine months ended September 30, 2003.



Our inventory turns decreased to 4.1 from 4.3 for the nine months ended September 30, 2004 as compared to the comparable period in 2003 primarily due to an increase of consigned inventory held at our distributors which is offset by improved efficiencies in our manufacturing and distribution operations.


OTHER LIQUIDITY MEASURES

Other measures of our liquidity include the following:


------------------------------------------------------------------------------------------
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  2003           2004
------------------------------------------------------------------------------------------
Working capital (current assets minus current
   liabilities).............................................      $197,808         $10,572
Current ratio (current assets to current liabilities).......         1.4:1             1:1
Long-term debt to capital
   (long-term debt as a percentage of long-term debt plus
   equity)..................................................          9.7%            7.7%
------------------------------------------------------------------------------------------



Current assets as of September 30, 2004 increased by $27,181 from December 31, 2003, primarily due to an increase in cash partially offset by a reduction in receivables and current deferred income taxes. Accounts receivable decreased due to improved cash collections, however a portion of the cash generated was used to pay down and reduce our outstanding accounts payable and accrued expenses. Current liabilities as of September 30, 2004 increased $214,417 from December 31, 2003 primarily due to our $250,000 short-term credit facility entered into in September 2004 used to finance our acquisition of Matrics), partially offset by a decrease in accounts payable and accrued expenses. As a result, working capital decreased $187,236 between September 30, 2004 and December 31, 2003. Included in our current liabilities at September 30, 2004 is $96,250 related to an amount due to our settlement of certain litigation. We anticipate borrowings under our short-term credit facility will be paid through the issuance of shares of stock, not cash. Our current ratio was 1:1 at September 30,

2004 and 1.4:1 at December 31, 2003. We plan to use the proceeds from this offering to repay the short-term credit facility.


Current assets as of December 31, 2003 increased by $43,615 from December 31, 2002, principally due to an increase in cash due to improved cash flows from operations partially offset by a decrease in inventories due to improved inventory management techniques. Current liabilities as of December 31, 2003 increased $62,123 from December 31, 2002 primarily due to an increase in accounts payable and accrued expenses of which $72,000 was an additional liability established in 2003 for settlements of the SEC and Eastern District investigations and related securities fraud class action lawsuits. As a result, working capital decreased $18,508 between December 31, 2002 and December 31, 2003. Our current ratio of 1.4:1 at December 31, 2003 decreased from 1.5:1 at December 31, 2002.


FINANCING ACTIVITIES



As of September 30, 2004 and December 31, 2003, there were no borrowings outstanding under our $60,000 Senior Credit Agreement.



We have additional uncommitted loan agreements with various overseas banks pursuant to which the banks have agreed to provide lines of credit totaling $22,480 with a range of borrowing rates and varying terms. As of September 30, 2004, we had no loans outstanding under these lines. These lines of credit continue until such time as either party terminates the relevant agreement.



During 2000, we entered into a $50,000 lease receivable securitization agreement, which matured on December 31, 2003 and was subsequently extended until March 2005. During the nine months ended September 30, 2004, we did not securitize any additional lease receivables. For the year ended December 31, 2003, we securitized approximately $7,275 of lease receivables, which resulted in upfront proceeds from new securitizations of $4,400. As of September 30, 2004, we had the ability to securitize approximately $41,000 under the lease receivable securitization agreement. Factors that are reasonably likely to affect our ability to continue using these financing arrangements include the ability to generate lease receivables that qualify for securitization and the ability of the financial institution to obtain an investment grade rating for such securitization from either of the two major credit rating agencies. We do not consider the securitization of lease receivables to be a significant contributing factor to our continued liquidity.

EXISTING INDEBTEDNESS


At December 31, 2003 and September 30, 2004, our short-term financing and long-term debt outstanding, excluding current maturities, was as follows:



---------------------------------------------------------------------------------------------
                                                       DECEMBER 31, 2003   SEPTEMBER 30, 2004
---------------------------------------------------------------------------------------------
Short-term financing: short-term credit facility.....        $      -         $   250,000
Senior Credit Agreement..............................               -                   -
Secured installment loan.............................               -              13,825
SAILS exchangeable debt..............................          98,927              77,635
Other................................................             319                  82
                                                       --------------------------------------
                                                               99,246              91,542
Less: current maturities.............................             234               6,970
                                                       --------------------------------------
Long-term debt.......................................         $99,012         $    84,572
---------------------------------------------------------------------------------------------



In connection with the acquisition of Matrics, we entered into a short-term credit facility in the amount of $250,000. The short-term credit facility, which is a senior unsecured borrowing, initially has an annual interest rate of three-month LIBOR plus 400 basis points and matures on September 9, 2005. The annual interest rate will increase by 100 basis points on November 1, 2004 and will increase by an additional 50 basis points at the end of each one-month period thereafter until September 9, 2005, but will not exceed 11.5% (or 13.5% if there is an event of default). If the short-term credit facility is not repaid in full prior to September 9, 2005, it may be converted to exchange notes pursuant to an indenture that will mature on September 9, 2011.



On November 17, 2003, we entered into a credit agreement with certain lenders and Fleet National Bank, as administrative agent ("Senior Credit Agreement"). The Senior Credit Agreement provides for borrowings up to $60,000. Such borrowings are secured by all eligible U.S. trade receivables and bear interest at our election at either LIBOR plus 175 basis points, which approximated 3.59% at September 30, 2004, or the base rate of the syndication agent bank, which approximated 4.75% at September 30, 2004. The Senior Credit Agreement terminates in May 2006.



On March 31, 2004, we entered into a purchase money secured installment loan with a bank for $13,825. The loan is payable in four semiannual installments of $3,655, including interest, commencing October 1, 2004. The proceeds received under the loan were used to finance the purchases of certain software.



Our Secured Credit Agreement and our short-term credit facility contain negative and affirmative covenants and requirements affecting us and our subsidiaries, with certain exceptions set forth in those agreements. Our Secured Credit Agreement and short-term credit facility contain the following negative covenants and restrictions, among others: restrictions on indebtedness, liens, sale of assets, loans and investments, changes in the nature of our business, sale and leaseback, dividends, transaction with affiliates and negative pledges. These agreements also require us to meet certain financial covenants, such as leverage ratios or interest coverage ratios. We are currently in compliance with all covenants.


In January 2001, we entered into a private Mandatorily Exchangeable Securities Contract for Shared Appreciation Income Linked Securities ("SAILS") with a highly rated financial institution.

The securities that underlie the SAILS contract represent our investment in Cisco common stock, which was acquired in connection with the Telxon acquisition. The 4,160 shares of Cisco common stock had a market value of $75,296 at September 30, 2004 and $100,797 at December 31, 2003. Such shares are held as collateral to secure the debt instrument associated with the SAILS and are included in Investments in Marketable Securities in the condensed consolidated balance sheets. This debt has a seven-year maturity and we pay interest at a cash coupon rate of 3.625%.



In January 2008, the SAILS debt will be exchangeable for shares of Cisco common stock or, at our option, cash in lieu of shares. Net proceeds from the issuance of the SAILS and termination of an existing freestanding collar arrangement were approximately $262,246, which were used for general corporate purposes, including the repayment of debt outstanding under our revolving credit facility. The SAILS contain an embedded equity collar, which effectively hedges the exposure to fluctuations in the fair value of our holdings in Cisco common stock. We account for the embedded equity collar as a derivative financial instrument in accordance with the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The gain or loss on changes in the fair value of the derivative is recognized through earnings in the period of change together with the offsetting gain or loss on the Cisco shares.



The derivative has been combined with the debt instrument in long-term debt in the condensed consolidated balance sheets and presented on a net basis as permitted under FIN No. 39, "Offsetting of Amounts Related to Certain Contracts," as there exists a legal right of offset. The SAILS liability, net of the derivative asset, represents $77,635 at September 30, 2004.


The remaining portion of long-term debt outstanding relates primarily to capital lease obligations.

CONTRACTUAL CASH OBLIGATIONS


The following is a summary of the contractual commitments associated with our debt and lease obligations as of September 30, 2004:



----------------------------------------------------------------------------------------------------------------
                                      THREE MONTHS ENDED                  YEAR ENDED DECEMBER 31,
                                         DECEMBER 31,      -----------------------------------------------------
                            TOTAL            2004            2005      2006      2007       2008     THEREAFTER
----------------------------------------------------------------------------------------------------------------
Long-term debt...........  $114,817      $     3,455       $  6,920   $ 3,463   $     5   $100,974   $         -
Capital lease
   commitments...........       126               82             44         -         -          -             -
Purchase obligations.....   150,000           30,000        120,000         -         -          -             -
Operating lease
   commitments...........   104,483           11,865         19,271    16,383    14,081     12,133        30,750
                           -------------------------------------------------------------------------------------
Total....................  $369,426      $    45,402       $146,235   $19,846   $14,086   $113,107   $    30,750
----------------------------------------------------------------------------------------------------------------



The amount of purchase obligations above, does not include purchase obligations recorded on the balance sheet as current liabilities. Purchase obligations for the purchase of goods or services are defined as agreements that are enforceable and legally binding on Symbol and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable prices provisions, and the appropriate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are generally fulfilled by our vendors within a short time frame.

Currently, our primary source of liquidity is cash flow from operations and the Secured Credit Agreement. Our primary liquidity requirements continue to be working capital, engineering costs, and financing and investing activities.



Our ability to fund planned capital expenditures and to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our secured credit line will be adequate to meet our future liquidity needs for the next 12 months.



We may also be required to make future cash outlays in connection with outstanding legal contingencies. These potential cash outlays could be material and might affect liquidity requirements and cause us to pursue additional financing. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our Secured Credit Agreement in an amount sufficient to enable us to fund our other liquidity needs or pay our indebtedness.



CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS



The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to make judgments, assumptions and estimates that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities.



On an on-going basis, we evaluate our estimates and judgments, including those related to product return reserves, allowance for doubtful accounts, legal contingencies, inventory valuation, warranty reserves, useful lives of long-lived assets, goodwill, derivative instrument valuations and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.



PRODUCT RETURN RESERVES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS



We record as reductions of revenue provisions for estimated product returns. The estimated amount is based on historical experience of similar products sold to our customers and then returned. If our product mix or customer base changes significantly, this could result in a change to our future estimated product return reserve. Management believes the reserve for product returns is adequate to cover anticipated credits issued for such returns; however, if future returns differ from our historical experience and estimates, then this could result in an increase in the reserve. An increase of one percent in the reserve percentage would result in an increase in our estimated product return reserve of approximately $2,200 as of September 30, 2004.



We record accounts receivable, net of an allowance for doubtful accounts. Throughout the year, we estimate our ability to collect outstanding receivables and establish an allowance for doubtful accounts. In doing so, we evaluate the age of our receivables, past collection history, current financial conditions for key customers, and economic conditions. Based on this evaluation, we establish a reserve for specific accounts receivable that we believe are uncollectible. A deterioration in the financial condition of any key customer or a significant slow down in the economy could have a material negative impact on our ability to collect a portion or all of the accounts receivable. We believe that analysis of historical trends and current knowledge of potential collection problems provides us significant information to establish a reasonable estimate for an allowance for doubtful accounts. However, since we cannot predict with certainty future changes in the financial stability of our customers, our actual future losses from uncollectible accounts may differ from our estimates, which could have an adverse effect on our financial condition and results of operations.



LEGAL CONTINGENCIES



We are currently involved in certain legal proceedings and accruals are established when we are able to estimate the probable outcome of these matters. Such estimates of outcome are derived from consultation with outside legal counsel, as well as an assessment of litigation and settlement strategies. In many cases, outcomes of such matters are determined by third parties, including governmental entities and judicial bodies. Any provisions made in our financial statements, as well as related disclosures, represent management's best estimates of the current status of such matters and its potential outcome based on a review of the facts and in consultation with outside legal counsel. As further described under the caption "Business--Legal proceedings," we are in litigation with SmartMedia of Delaware, Inc. Currently, we do not have a liability recorded on our balance sheet related to this matter as we believe an unlikely outcome is not probable. However, should circumstances change due to new developments related to this matter changes in our estimates may need to be made and recorded amounts and costs could be material.



INVENTORY VALUATION



We record our inventories at the lower of historical cost or market value. In assessing the ultimate realization of recorded amounts, we are required to make judgments as to future demand requirements and compare these with the current or committed inventory levels. Projected demand levels, economic conditions, business restructurings, technological innovation and product life cycles are variables we assess when determining our reserve for excess and obsolete inventories. We have experienced significant changes in required reserves in recent periods due to these variables. It is possible that significant changes in required inventory reserves may continue to occur in the future if there is a deterioration in market conditions or acceleration in technological change.



WARRANTY RESERVES



We provide standard warranty coverage for most of our products for a period of one year from the date of shipment. We record a liability for estimated warranty claims based on historical claims, product failure rates and other factors. This liability primarily includes the anticipated cost of materials, labor and shipping necessary to repair and service the equipment. Our warranty obligation is affected by the products actually under warranty, product failure rates, material usage rates, and the efficiency by which the product failure is corrected. Should our warranty policy change or should actual failure rates, material usage and labor efficiencies differ from our estimates, revisions to the estimated warranty liability would be required. A five percent increase in our products under warranty would cause an approximate $1,000 increase to our warranty provision at September 30, 2004.

USEFUL LIVES OF LONG-LIVED ASSETS



We estimate the useful lives of our long-lived assets, including property, plant and equipment, identifiable finite life intangible assets and software development costs for internal use in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. The estimated lives are based on historical experience with similar assets as well as taking into consideration anticipated technological or other changes. If technological changes were to occur more rapidly or slowly than anticipated, or in a different form, useful lives may need to be changed accordingly, resulting in either an increase or decrease in depreciation and amortization expense. We review these assets annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors we consider important and that could trigger an impairment review include significant changes in the manner of our use of the acquired asset, technological advances, changes in historical or projected operating performance and cash flows and significant negative economic trends.



GOODWILL IMPAIRMENTS



Our methodology for allocating the purchase price relating to purchase acquisitions is determined through established valuation techniques in the high-technology mobile computing industry. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We perform our goodwill impairment test on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of our business enterprise below its carrying value. In response to changes in industry and market conditions, we could be required to strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses, which could result in an impairment of goodwill.



DERIVATIVE INSTRUMENTS, HEDGING ACTIVITIES AND FOREIGN CURRENCY



We utilize derivative financial instruments to hedge foreign exchange rate risk exposures related to foreign currency denominated payments from our international subsidiaries. We also utilize a derivative financial instrument to hedge fluctuations in the fair value of our investment in Cisco common shares. Our foreign exchange derivatives qualify for hedge accounting in accordance with the provisions of SFAS No. 133. We do not participate in speculative derivatives trading. While we intend to continue to meet the conditions for hedge accounting, if hedges did not qualify as highly effective, or if we did not believe the forecasted transactions would occur, the changes in fair value of the derivatives used as hedges would be reflected in earnings and could be material.



INCOME TAXES



Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and probability of the realization of deferred income taxes and the timing of tax payments. Deferred income taxes are provided for the effect of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. We measure deferred tax assets and liabilities using enacted tax rates, that if changed, would result in either an increase or decrease in the reported income taxes in the period of change. A valuation allowance is recorded when it is more likely than not that a deferred tax asset will not be realized. In assessing the likelihood of realization, management considers estimates of future taxable income, the character of income needed to realize future tax benefits, and other available evidence.



Actual income taxes could vary from estimated amounts due to future impacts of various items, including changes in tax laws, positions taken by governmental authorities relative to the deductibility of certain expenses we incur, changes in our financial condition and results of operations, as well as final review of our tax returns by various taxing authorities.



Our critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or annual reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. Symbol does not hold any interests in VIE's that would required consolidation or additional disclosures.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices. We have a formal policy that prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes. The policy permits the use of financial instruments to manage and reduce the impact of changes in foreign currency exchange rates that may arise in the normal course of our business. Currently, we do not use any financial instruments to manage our interest rate risk. The counterparties in derivative transactions that we have entered into are major financial institutions with ratings of A or better, as determined by one of the major credit rating services.

We enter into forward foreign exchange contracts and foreign currency loans principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting our risk that would otherwise result from changes in exchange rates. During 2003, the principal transactions hedged were short-term intercompany sales. The periods of the forward foreign exchange contracts and foreign currency loans correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts and foreign currency loans and the offsetting losses and gains on hedged transactions are reflected as a component of operating results in our consolidated statements of operations.


A large percentage of our sales are transacted in local currencies. As a result, our international operating results are subject to foreign exchange rate fluctuations. A 5% strengthening of the U.S. dollar against every applicable foreign currency would have had a $17,685 negative impact on our revenue for the nine months ended September 30, 2004. While a 5% weakening of the

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U.S. dollar against every applicable foreign currency would have had a $19,546 positive impact on our revenue for the nine months ended September 30, 2004. We did not use foreign exchange contracts to hedge expected revenue for the nine months ended September 30, 2004. However, we acquire a portion of our raw materials using local currencies. The strengthening or weakening of the U.S. dollar against local currency would act as a partial offset to the impact on revenue.



We manufacture a significant portion of our products at our Mexico facility and we generally invoice our international subsidiaries in their local currency for finished and semi-finished goods. As a result, our U.S. dollar cash flow is subject to foreign exchange rate fluctuations. As of September 30, 2004, a 5% strengthening of the U.S. dollar against every applicable currency would have had a $7,818 negative impact on the value of the realized cash remittances from our subsidiaries during the nine months ended September 30, 2004. While a 5% weakening of the U.S. dollar against every applicable currency would have had a $8,641 positive impact on the value of the realized cash remittances from our subsidiaries. We routinely use foreign exchange contracts to hedge cash flows that are either firm commitments or those which may be forecasted to occur.


While components and supplies are generally available from a variety of sources, we currently depend on a single source or a limited number of suppliers for several components of our equipment, certain subassemblies and certain of our products. A loss of one of these suppliers may have an adverse effect on our ability to deliver our products or to deliver them on time or to manufacture them at anticipated cost levels. However, due to the general availability of components and supplies, we do not believe that the loss of any supplier or subassembly manufacturer would have a long-term material adverse effect on our business, although set-up costs and delays could occur in the short term if we changed any single source supplier.

Substantially all of our debt outstanding at December 31, 2003 is U.S. dollar denominated at fixed rates of interest. During 2003, we did not use interest rate derivatives to protect our exposure to interest rate market movements.


We currently hold an investment in Cisco common stock, which is accounted for in accordance with SFAS No. 115. At December 31, 2003, approximately 3,411.2 shares are classified as trading securities and 748.8 shares are classified as available for sale securities. They are carried at fair market value based on their quoted market price. As such, we have exposure to market risk related to the fluctuation of Cisco's stock price. However, the change in fair value of the Cisco stock price is mitigated by the change in fair value of the embedded equity collar contained in the SAILS arrangement. As of September 30, 2004, a 10% increase in the risk free interest rate used to value the option would have a negative earnings impact of approximately $1,690, while a 10% increase in the assumed volatility used to value the option would have a positive earnings impact of approximately $470.


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                                    BUSINESS

OUR BUSINESS

We are a global leader in designing, developing, manufacturing and servicing products and systems used in end-to-end enterprise mobility solutions. Our products and solutions capture, move and manage information in real time to assist our customers in making more efficient business decisions. Our products include advanced data capture products, mobile computing platforms, wireless infrastructure, radio frequency identification ("RFID") infrastructure and tags and mobility software and services, and are sold as both integrated solutions and individual devices.


Our products and services are sold worldwide to a diverse set of customers in markets such as retail, transportation and logistics, manufacturing, wholesale and distribution, government and healthcare. For the year ended December 31, 2003, we generated $1,530.3 million in revenue and $3.3 million in net earnings. For the nine months ended September 30, 2004, we generated $1,281.6 million in revenue and $53.4 million in net earnings.


We operate in two reportable business segments: (1) the design, development, manufacture and marketing of advanced data capture, mobile computing, wireless infrastructure, RFID and mobility software products and systems ("Product Segment"); and (2) the servicing of, customer support for and professional services related to these products and systems ("Services Segment").

OVERVIEW OF MARKET OPPORTUNITY

Enterprise mobility solutions can help businesses increase workforce productivity, improve customer service and enhance operational efficiencies. These solutions assist enterprises and their employees in delivering information in real time as people, information and assets are on the move. Examples of applications in which enterprise mobility products and solutions provide valuable benefits include the following:

 -- tracking and routing of assets as they move through the supply chain;

 -- movement of goods in a retail store from product receipt to final sale;

 -- verification that the correct medication is delivered to a particular patient;

 -- delivery of customer information to a mobile worker prior to a sales call;

 -- collection and communication of data by law enforcement officials from accident sites and crime scenes; and

 -- gathering and dissemination of information to a retail sales associate regarding a customer's preferences.

The enterprise mobility market is comprised of a number of large and growing segments that together constitute these solutions:

 -- Advanced Data Capture/Scanning. The worldwide market for scanning devices is projected to grow from $1.3 billion in 2003 to $1.8 billion in 2007, a compound annual growth rate of 8%, according to Venture Development Corporation ("VDC").

 -- Mobile Computers. The worldwide market for rugged on-board, tablet, handheld, PDA and wearable mobile computers is projected to grow from $2.5 billion in 2003 to $3.6 billion in

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    2007, a compound annual growth rate of 9%, according to VDC. "Rugged" mobile devices are typically used in industrial and field settings and offer higher resistance to vibration, shock and temperature variation than their typical commercial-grade counterparts.

 -- Wireless Infrastructure. The worldwide market for wireless LAN infrastructure is projected to grow from $2.8 billion in 2003 to $4.1 billion in 2007, a compound annual growth rate of 10%, according to International Data Corporation ("IDC").

 -- RFID. The worldwide market for RFID is projected to grow from $1.3 billion in 2003 to $3.3 billion in 2008, a compound annual growth rate of 20%, according to ABI Research ("ABI").

 -- Mobile Infrastructure Software. The worldwide market for mobile infrastructure software (mobile middleware, mobile device management and mobile security) is projected to grow from $0.9 billion in 2003 to $3.5 billion in 2007, a compound annual growth rate of 41%, according to IDC.

OUR STRENGTHS

We believe that we possess many of the attributes that will be necessary for long-term success in our industry, including the following:

 -- Unique end-to-end enterprise mobility solutions. We are well positioned in the enterprise mobility market due to our core technology competencies, our ability to integrate technology solutions at the platform and systems levels and our technology and channel resellers and distributors that can package specific applications to capture, move and manage information.

 -- Leading market positions. We are the number one or number two global market leader in many of our key product segments. Our market positions include the following:

  - market leader in handheld bar code scanners and handheld laser bar code scanners with 28% and 45% market shares in 2003, respectively, according to VDC;

  - market leader in smaller rugged mobile computers (handhelds and personal digital assistants) with a 28% market share in 2003, according to VDC. Number two provider of rugged mobile computers with a 16% market share in 2003, according to VDC;

  - market leader in wireless LAN switch/controllers with an 18% market share in the first half of 2004, according to Synergy Research Group ("SRG"); and

  - number two provider in enterprise wireless LAN infrastructure with a 14% market share in the first half of 2004, according to SRG.

 -- Technology and intellectual property leadership. Our research and development effort is supported by engineers, scientists, Ph.D.s and other technical personnel that comprise approximately 18% of our workforce. Our intellectual property includes over 825 U.S. patents and over 565 international patents. Our intellectual property and technological capabilities allow us to create high value products to deliver unique solutions for our customers.

 -- A global presence. We have offices in more than 60 countries. In the six months ended June 30, 2004, we generated approximately 27% of our product revenue from customers in the Europe, Middle East and Africa ("EMEA") region and 9% from the Asia Pacific region.

 -- Long-term customer relationships and knowledge of vertical markets. We have a customer-and market-centric orientation and enjoy long-standing and strong relationships with

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    customers in each of our target vertical markets. In particular, we have a long and solid history in providing innovative solutions to the retail market. We also have significant experience in the manufacturing, transportation and logistics, wholesale and distribution, government and healthcare markets.

 -- A channel-centric and alliance-centric sales model. Our sales model emphasizes sales through our indirect channel of value-added resellers and distributors. We believe our sales model offers us broader penetration across various markets and enables our internal sales force to focus on building more effective customer relationships and on satisfying our customers' specific business needs. Through our PartnerSelect(TM) program, we have relationships with more than 9,000 resellers and distributors, which enhance our end-to-end enterprise mobility architecture with applications, systems integration and implementations.

 -- Customer service and support. Our Global Services Division ("GSD") offers our customers an array of enterprise mobility services ranging from project management to equipment repair and support. Through GSD, we combine our extensive technical expertise and vertical market knowledge to support solutions that increase the value of a customer's information technology investment.

 -- An experienced management team. We have assembled a strong and experienced management team with significant experience in their respective areas of expertise. In addition to management trained within Symbol, we have recruited a number of our executives from companies such as Cisco Systems, Inc., IBM Corporation, Agere Systems, Inc. and McAfee, Inc.

OUR STRATEGY

Our strategy is to deliver to our customers our enterprise mobility products, solutions and services, which are designed to increase cost-effectiveness, enhance efficiency and promote faster execution of critical business processes. We intend to pursue this goal by applying the following strategies:

 -- Expand our leadership position in enterprise mobility products and solutions. We believe our ability to deliver innovative, end-to-end enterprise mobility systems gives us a competitive advantage. Accordingly, we plan to continue to invest in product development, make strategic acquisitions, such as our acquisition of Matrics, and enter into alliances to expand our capabilities in enterprise mobility solutions.

 -- Target key vertical markets and penetrate new markets. We intend to expand our presence as a leader in the retail market beyond traditional activities such as point-of-sale, inventory and warehouse management, price verification and retail floor operations to include self-shopping and real-time inventory visibility. Moreover, we believe we have significant opportunities to increase our penetration in other vertical markets in which we participate, such as transportation, parcel and postal delivery, warehousing, distribution and manufacturing.


 -- Continue to improve and streamline operations. Over the past two years, we have restructured and reorganized our major business functions to improve and streamline our business processes. As part of our restructuring, we have combined our product marketing, research and development and product engineering teams into a single Global Products Group, moving from a product focus to a customer- and market-centric focus and have embarked on a program to enhance our core product lines, which we expect to be largely


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    completed by the end of 2004. In addition, we have taken significant steps to improve our manufacturing efficiencies by moving the majority of our manufacturing to lower cost, company-owned and contract production facilities outside the United States. In addition to increasing volumes, these steps have helped lower our product cost of revenue as a percentage of product revenue to 49.7% for the nine months ended September 30, 2004 as compared to 51.9% for the 2003 fiscal year and 62.9% for the 2002 fiscal year. We plan to continue to work to improve and streamline our business processes.



 -- Build upon our strong foundation of intellectual property. We intend to continue to invest in research and development to enable us to continue to offer high quality, differentiated and cost-effective products to our customers. In addition, through development and licensing agreements with third parties, we intend to capitalize on the "best of breed" technologies currently in the market and focus our resources on those areas that provide the most value to our customers.



 -- Rationalize product lines and pursue platform-based products. We believe that pursuing high value-added, platform-based products will allow us to increase our sales and margins. For example, on March 31, 2003, we offered 17,012 active product configurations, which we reduced to 6,007 as of September 30, 2004.


 -- Expand our sales and channel capabilities. We believe there are opportunities in each of the geographic regions we serve, and we intend to expand our sales and channel capabilities in all of our markets. In the Americas, we will pursue improved growth with our new sales management team and better sales coverage both geographically and by vertical market through our channel resellers and distributors program, Symbol PartnerSelect(TM). In the EMEA region, we have reorganized our sales operations, centralized our support functions and expanded our sales coverage. In the Asia Pacific region, we have new management developing reseller and distributor relationships, identifying products with special appeal to that geography and focusing sales resources on the most promising markets.

PRODUCT SEGMENT

Our products and solutions are designed to capture, move and manage information in real time to and from the point of business activity:

 -- Capture. Our advanced data capture products fall into three categories: (1)
    handheld and hands-free laser barcode scanners, imagers and kiosks; (2) enterprise mobile computing systems, including "rugged" handheld, wearable and vehicle-mounted mobile computers and durable personal digital assistants; and (3) RFID infrastructure and tags.


 -- Move. We offer mobility infrastructure solutions that provide wireless local area networks ("wireless LAN") connectivity. Our mobility devices also offer support for wireless LAN, wireless wide area networks ("wireless WAN"), personal area wireless networks and complementary standards and technologies, including Bluetooth(TM), WiFi, IEEE 802.11, CDMA, GPRS and GSM.



 -- Manage. Our Mobility Services Platform ("MSP") is a suite of software products that includes our MSP Server and our MSP Studio, which are designed to enhance the performance, efficiency and productivity of mobility solutions.


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The Global Products Group is comprised of the following five divisions:

 -- Advanced Data Capture Division;

 -- Mobile Computing Division;

 -- Wireless Infrastructure Division;

 -- RFID Division; and

 -- Mobility Software Division.

ADVANCED DATA CAPTURE DIVISION

OVERVIEW


Enterprise mobility requires the ability to capture data in real time at the point of business activity. Our advanced data capture solutions allow users to gather product or asset specific information from retail points-of-sale and along the supply chain in distribution centers, warehouses and manufacturing plants. Our bar code scanners are optimized for power, performance and durability and are contained in an ergonomically designed housing in most data capture environments. In addition, our advanced data capture devices have 1-D (traditional bar code) and 2-D (next generation bar code) scanning capabilities, which read both existing standard Universal Product Code/European Article Number bar codes as well as emerging RSS (reduced space symbology), DataMatrix and Universal Container Code composite codes. In the first nine months of 2004, revenue from our advanced data capture division accounted for 29.4% of our total Product Segment revenue.


PRODUCT AND TECHNOLOGY INFORMATION

 -- Handheld Scanners. We offer customers a variety of handheld scanner designs, configurations and product features. We recently introduced our new long-range industrial scanner line, the LS 3408 family of advanced data capture products that offer scanning from distances of up to 45 feet. These scanners are targeted for inventory and asset management applications in the manufacturing and warehousing segments.

 -- Hands-Free and Fixed Mount Scanners. We offer a line of miniaturized slot scanner products, which are designed to accommodate "on counter" and "in counter" applications. We also offer laser diode-based projection scanner which provides customers with more advanced scanning capability. This enables a user to quickly capture bar code data regardless of how the bar code is presented to the scanner. It also allows the scanner to read poorly printed bar codes faster and more accurately.

 -- Scan and Imaging Engines. We introduced our first line of scan engines in 1990 and continue to offer an array of laser scanning and imaging engines. We also offer MiniScan module products that can be easily used as industrial fixed-mount or embedded scanners. This feature offers flexibility in applications such as information kiosks, ATMs, warehousing and manufacturing assembly lines, conveyer belts, clinical diagnostic equipment, gas pumps, robotic arms and authorization and identification for security purposes.

 -- Self-Scanning and Self-Checkout. Our self-scanning and self-checkout products are utilized in retail venues throughout the world in order to increase customer traffic and worker productivity. Our automated customer self-service device provides customers with the ability to check the price of merchandise, retrieve product information and obtain real-time

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    information on in-store and frequent shopper promotions. Our acquisition of
    @pos in 2002 included signature-capture terminals and payment transaction terminals.

 -- Wearable Scanners. We were one of the first companies to introduce a wearable scanning system that allows users wireless LAN connectivity, hands-free bar code scanning and information collection. The primary markets for our wearable scanners include transportation and logistics and wholesale and distribution vertical markets.

MOBILE COMPUTING DIVISION

OVERVIEW

Our portfolio of mobile computing products includes durable, lightweight, battery-powered handheld computers and vehicle-mounted computers. Our newest designs are primarily based on industry-standard processors and industry-standard Microsoft(R) and Palm(R) handheld operating systems. Information is captured by a bar code reader, RFID reader, microphone or manual entry via a keyboard or touch screen on a pen computer display/data entry device. The information collected by the mobile computing device is then transmitted across Bluetooth(TM) personal area wireless networks, wireless LAN and/or wireless WAN, or via an offline batch file transfer. More than 90% of our mobile computing devices include an integrated bar code reader and approximately 90% offer optional integrated wireless LAN or wireless WAN communication capability.


Our rugged mobile computers are primarily used in business or industrial environments, and we design our devices to be modular and customizable to customer requirements. Our mobile computing product line includes several different rugged mobile computing models, many of which include multiple configurations for each model. In the first nine months of 2004, revenue from our mobile computing division accounted for 60% of our total product revenue.


PRODUCT AND TECHNOLOGY INFORMATION

 -- SPT Series. The SPT1800 features bar code data capture and wireless LAN or wireless WAN connectivity. This family of products is designed for point-of-activity information management and is used in office workflow automation, route accounting, healthcare, education, retail, industrial and warehouse settings.

 -- PPT Series. Our PPT series is a family of Pocket PC-based terminals that includes bar code scanning and real-time wireless communication options. The PPT8800 slim handheld, based upon the Microsoft Windows CE 4.1 (also known as CE.NET) operating system, provides customers with laser bar code scanning, ruggedization and wireless LAN connectivity. Its smaller streamlined size enables it to extend into new enterprise applications such as mobile shopping, mobile point-of-sale and mobile SAP access. The PPT8800 is also offered with the option for Bluetooth(TM) wireless connectivity.

 -- MC9000 Series. In November 2003, we introduced the MC9000 mobile computing family. A recent addition to our mobile computing product portfolio delivers application-specific mobility tools in three different models: the grip form factor MC9000-G for scan-intensive applications; the handheld MC9000-K for mobile applications outside the enterprise; and the handheld MC9000-S for mobile field applications.

 -- Enterprise Digital Assistant ("EDA"). We plan to introduce the Symbol MC50, an enterprise-class handheld computer. The Symbol MC50 handheld computer is a secure and manageable EDA that is designed for mobile managers in the retail market and in other market segments

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    that require in-building mobile field force automation applications to maintain productivity, efficiency and enterprise connectivity.

WIRELESS INFRASTRUCTURE DIVISION

OVERVIEW


We develop, design and provide wireless networking solutions that connect mobile computing devices and bar code reading equipment to enterprise networks. Based on industry-standard IEEE 802.11 and related technologies, our wireless networking products provide real-time wireless data communication and voice communication. The focus of the division is the design and development of wireless network client and infrastructure solutions for the enterprise and highly mobile transaction processing systems market. In the first nine months of 2004, revenue from our wireless infrastructure division accounted for 11.4% of total Product Segment revenue.


PRODUCT AND TECHNOLOGY INFORMATION

 -- Enterprise Class Access Points ("APs"). We were one of the first companies to introduce a wireless LAN product that operated in the 2.4 GHz frequency-band. We support the IEEE 802.11 Wi-Fi standards for data transmission, which provides users with high-speed wireless capabilities for rapid data transfer from server to terminal, image transfer, Internet communications, customer self-scanning services and streaming video. We also offer the AP3021 (IEEE 802.11 Frequency Hopping) and AP 4131 (IEEE 802.11 Wi-Fi) enterprise class access points.

 -- Wireless Switch Products. Our wireless switch products allow businesses to manage their wireless networks from a centralized location. We pioneered the wireless switch model that includes "thin" access ports, which gives businesses the flexibility to grow their networks by adding access points as needed.

  - WS5000: The WS5000 Wireless Switch is our first wireless switch system developed to integrate with existing enterprise equipment from several equipment vendors. Its design allows for existing and emerging wireless paths to allow legacy access points to become integrated to the wireless switch system.

  - WS2000: The WS2000 Wireless Switch is an integrated, centralized wired and wireless networking solution designed and priced for small to medium enterprises and branch offices.

 -- Wireless Voice over Internet Protocol ("VoIP"). We are incorporating voice technology into our mobile computing devices and wireless infrastructure. This technology includes walkie-talkie mode over Wi-Fi and the ability to make voice calls over enterprise IP data networks (VoIP telephony).

 -- Client Products. Our first Wi-Fi certified IEEE 802.11 CompactFlash wireless
    LAN adapter card delivers Wi-Fi wireless connectivity to PDAs. It can be used with handheld devices running Microsoft(R) Windows(TM) for Pocket PC, and supports numerous configurations of notebook computers.

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RFID DIVISION

OVERVIEW

We develop, design and provide RFID data capture solutions. RFID is a next generation data capture technology utilizing small tags that emit radio signals. RFID tags, attached to products or assets, enable remote reading of information relevant to the asset, similar to the data contained in a bar code. Because RFID does not require physical contact between the reader and the tag, or even a line of sight, it provides the ability to capture more data more efficiently and is beneficial in areas such as supply chain management, asset tracking and security.

We believe that the acquisition of Matrics is an important step in executing our plan to be a leader in the RFID market and allows us to offer our customers additional advanced data capture solutions. We believe that in order for RFID to be deployed successfully, it needs to be deployed as a system that allows customers to capture, move and manage critical information to and from the point of business activity. By incorporating the Matrics Electronic Product Code ("EPC")-compliant RFID products into our portfolio of mobile computing, advanced data capture and wireless technologies, we believe we can help customers in key market segments expand from bar code based systems to enterprise-wide RFID deployments.

The Matrics technology is designed to be compatible with key existing RFID standards, as well as anticipated next generation RFID standards under development. We believe that our RFID solutions will be compliant with any technology ultimately adopted as an industry standard.

PRODUCT AND TECHNOLOGY INFORMATION

 -- RFID Tags. We design, manufacture and provide a product suite of RFID tags for a range of RFID applications. We believe our tags produce high application performance through advanced design and stringent manufacturing. For example, our patented dual-dipole design allows tags to be read at different orientations, which is a critical factor required to achieve reliable read rates.

 -- RFID Reader Infrastructure. We provide a line of fixed readers and infrastructure solutions. Our products include the AR400, an EPC-compliant multi-protocol fixed reader for shipping and receiving dock-doors and conveyer belts, and an industrial-strength EPC-compliant reader for embedded applications, such as printers and mobile computers. Our reader infrastructure also offers networking and management capabilities to help reduce the complexity of large-scale deployments.

 -- Mobile RFID Reader. We plan to offer customers a mobile RFID reader. The rugged MC9000G mobile computer will be an EPC-compliant RFID reader that is suitable for a broad range of applications. These reader products give organizations real-time access to mission-critical information from key points in their supply chain.

MOBILITY SOFTWARE DIVISION

OVERVIEW

An important aspect of enterprise mobility is centralized mobility management solutions that reduce the risk and complexity associated with mobile deployments. These systems provide the basis for rapid development, deployment, management, support and control of mobile devices. At the same time, mobility management also enables operations and IT groups to contain

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support costs and maintain complete, real-time visibility into the performance of the enterprise mobility systems.

Our mobile infrastructure software division is focusing its efforts on developing next-generation platform technologies and solution strategies. Our Mobility Services Platform ("MSP") is a scalable and integrated software suite, which ties together our mobile clients, wireless switch/infrastructure and back-end applications and databases.

PRODUCT AND TECHNOLOGY INFORMATION

 -- Mobility Services Platform: Our Mobility Services Platform is most commonly delivered through our MSP Server, which is a rack-mounted appliance with a web-based console that includes wireless network management and mobile device management capabilities such as configuration, provisioning, monitoring, charting, reporting and troubleshooting. Our MSP Server provides customers with control and visibility of their entire enterprise mobility system, including mobile devices, mobile applications and wireless network infrastructure. We believe that our MSP Server permits our customers to accelerate the introduction of their enterprise mobility solutions, promote better performance and quality of service, and reduce the complexity and total cost of ownership of their enterprise mobility systems.

    Our MSP Server provides the following functionalities:

  - remote, rapid and secure configuration of mobile devices over any IP network and the provision of the correct software and applications to these devices;

  - provisioning of mobile devices and wireless network elements;

  - visibility into performance data across mobile devices, mobile applications and wireless networks and monitoring of several hundred mobile devices and wireless network element characteristics;

  - ability to save data and events into a database that is then used to provide real-time device monitoring; and

  - rapid diagnosis and resolution of network, device and application problems.

 -- Software and Programming Tools. Our MSP Studio is a suite of software programming tools that helps application developers save development costs and launch mobile solutions faster than custom coding and point solutions. Using the MSP Studio, companies can build mobile applications for a single device and replicate the applications to other devices across an organization with minimal effort.

SERVICES SEGMENT

OVERVIEW

The Global Services Division ("GSD"), our global services organization, offers our customers an array of services from system planning and design for emerging technologies to comprehensive product maintenance and support. Our services are marketed under the Symbol Enterprise Mobility Services brand and are sold and delivered via our global direct sales and services organization and through our Symbol PartnerSelect(TM) and SymbolCertified(TM) Professional Services certification programs.

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SYMBOL ENTERPRISE MOBILITY SERVICES

Symbol Enterprise Mobility Services is comprised of the following three integrated service elements:

 -- Mobility Services. Our Mobility Services organization provides customers access to vertical market knowledge and expertise in designing and deploying mobility solutions on a global basis. Customers also gain access to emerging mobility technologies as services are developed, tested and proven. Once these emerging technology solutions are tested and standardized, they are transitioned to our SymbolCertified(TM) Professional Services Providers for implementation.

 -- SymbolCertified(TM) Professional Services. Our SymbolCertified(TM)
    Professional Services Providers offer installation and implementation services for mainstream mobility systems, devices and applications. We certify our providers through a rigorous process and oversee and impose quality standards on them to ensure that our customers receive the level and quality of implementation and installation support required.

 -- Customer Services. Our Customer Services organization delivers global repair capabilities to our customers. We provide service and support on-site as well as through our service centers. Our service centers provide maintenance and repair services and offer a single repair point for both Symbol and selected third-party products. Our customer service operations for the Americas include a facility operated jointly in El Paso, Texas and Juarez, Mexico. In 2004, we opened an approximately 108,000 square-foot Shared Services Centre in Brno, South Moravia in the Czech Republic to service our customers in the EMEA region. We are in the process of establishing service capability in the Asia Pacific region.

VERTICAL MARKETS

We target the following six vertical market segments:

 -- retail;

 -- transportation and logistics;

 -- manufacturing;

 -- wholesale and distribution;

 -- government; and

 -- healthcare.

RETAIL

Our products help retailers control inventory flow, combine in-store and back office solutions to enhance productivity and track customer purchasing patterns for pinpoint marketing. We also provide industry-specific solutions across retail segments including customer-facing technology to increase customer loyalty, retention and sales. Examples of our solutions in the retail sector include the following:

 -- wireless handheld scanners that enable cashiers at home improvement stores with scanning large, bulky items;

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 -- mobile handheld computers that contain bar code scanners and imagers that interface with wireless networks and software applications for order entry, price management and other in-store tasks;

 -- kiosks that enable customers to self-scan items to verify prices and participate in gift registries; and

 -- the Symbol Portable Shopping System(TM), which allows customers to scan purchases as they shop with lightweight, ergonomic handheld devices, giving them product data, a running total of their purchases, targeted promotional offers and access to other customer services.


Symbol and its partners currently deliver enterprise mobility solutions to leading retailers around the world, such as Wal Mart Stores, Inc., Maruetsu, Inc., Societe Des Alcools Du Quebec (SAQ) and Federated Department Stores, Inc.


TRANSPORTATION AND LOGISTICS

Our transportation and logistics mobility solutions are designed to enable transportation and logistics companies to manage inventory in motion, improve pick-up and delivery planning, improve turnaround times, drive more stops per trip to lower fleet and driver requirements, improve margins by lowering operating costs and enhance regulatory compliance. Our solutions include onboard systems with keyboards, global positioning systems, radio modems and uninterruptible power supplies that fit in a rugged unit that mounts securely in the vehicle. Examples of our solutions in the transportation and logistics sector include the following:

 -- systems to provide detailed, real-time information about fleet and delivery activities to provide greater control of transportation resources and to improve visibility into shipments;

 -- in-vehicle systems that capture and transmit real-time information on driver performance, routes taken and hours worked;

 -- handheld computers that capture pick-up and delivery information and transmit data to a central computer so that inventory is optimally assigned to the appropriate transportation asset;

 -- mobile computers to permit workers to receive delivery schedules when the driver is ready to depart;

 -- handheld systems to allow drivers to print delivery confirmation slips for customers at the point-of-delivery and instantly send data messages such as service completions or receive new pick-up assignments; and

 -- wireless ring scanners to read bar codes on packages passing on a conveyer belt, affording hands-free sorting in the routing of parcels and packages.


Symbol and its partners currently deliver enterprise mobility solutions to leading transportation and logistics companies around the world, such as United Parcel Service of America, Inc., Federal Express Corporation and Old Dominion Freight Line, Inc.


MANUFACTURING

Our solutions are designed to enable manufacturers to capture and transmit data electronically, improve efficiency and assist in "just-in-time" manufacturing processes. Moreover, point-of-activity solutions from us and our resellers and distributors are a critical component in

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Enterprise Resource Planning systems. We believe our solutions lead to better informed decisions by capturing data in real time and linking seamlessly to middleware and enterprise planning suites from every major provider. Examples of our solutions in manufacturing include:

 -- rugged, mobile data-capture devices for incoming inspections and collection and monitoring of data on assembly lines to help track work in progress, monitor quality, manage materials and inventory and provide quality assurance;

 -- wireless LAN systems to connect engineering to the shop floor, shipping to receiving, plants to each other, suppliers and customers to the plant, the entire operation to the front office, and enterprise-wide manufacturing systems to the Internet; and

 -- wireless mobile computers and wireless LAN infrastructure to capture information on the warehouse floor and move the inventory data into databases to facilitate better financial management, inventory control and tracking of customer orders.


Symbol and its partners currently deliver enterprise mobility solutions to leading manufacturers around the world, such as PepsiAmericas, Inc.


WHOLESALE AND DISTRIBUTION

Our solutions are designed to help distributors track inventory, reduce errors, improve productivity and increase asset visibility, enabling them to reduce their order fulfillment cycle to increase speed to market in a more cost-efficient manner. Examples of our solutions in the wholesale and distribution sector include the following:

 -- handheld mobile computers to scan products upon arrival at the warehouse and direct workers through their daily tasks of moving inventory throughout the facility;

 -- wireless mobile terminals and wireless LAN infrastructure to manage the movement of people, products and information on the warehouse floor and communicate critical data to systems to provide visibility to and simplify execution of customer orders;

 -- handheld computers certified by U.S. and European standardization agencies for electronics as "intrinsically safe" for use in hazardous areas; and

 -- hands-free mobile computers to permit warehouse operators to use both hands to perform warehouse receiving and picking tasks while scanning bar code data.


Symbol and its partners currently deliver enterprise mobility solutions to leading distributors around the world, such as Coca-Cola Enterprises Inc. and McKesson Corporation.


GOVERNMENT

Our solutions are designed to help governments operate more efficiently and effectively, generate and capture revenue and better serve their constituents. Examples of our solutions in the government sector include the following:

 -- mobile computers and portable printers for use in parking enforcement;

 -- mobile computers for use by police officers on patrol to collect and communicate vital data from accident sites, roadside vehicle inspection sites and crime scenes;

 -- wireless networks, handheld computers and bar code scanners that serve as building blocks for public safety and security applications;

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 -- RFID-enabled mobile computers to track shipping containers as they move across borders; and

 -- scanners used in correctional facilities to manage the movement of prison inmates from facility to facility, manage access to phones, track activities and register release dates.


Symbol and its partners currently deliver enterprise mobility solutions to federal, state and local government agencies around the world, such as the United Parcel Service of America, Inc. in partnership with Lockheed Martin Corporation, Army & Air Force Exchange Service (AAFES), Marine Corps Community Services (MSSC) and China Lottery.


HEALTHCARE


Our products are used by healthcare solution providers to enable healthcare professionals to work more productively, obtain real-time access to the latest patient data in order to prevent medical error and improve the level of patient care. Our products help meet the recent requirement by the United States Food and Drug Administration that pharmaceutical companies apply bar codes to thousands of single-dosage prescription and over-the-counter drugs dispensed in hospitals. Examples of our products used as part of solutions in the healthcare sector include the following:


 -- wireless mobile computers to read encoded information on a patient's wristband to verify that the patient is receiving the correct medication;

 -- handheld mobile computers with bar code-reading capability to help prioritize patients, view lab reports and capture vital signs and other documentation; and

 -- wireless applications to permit doctors and nurses to remotely monitor a patient's vital signs and program a patient's monitor and infusion pumps.


Symbol and its partners currently deliver enterprise mobility solutions to care providers around the world, such as Wellstar Health System.


SALES AND MARKETING

We market our products domestically and internationally through a variety of distribution channels, including a direct sales force, original equipment manufacturers, solution providers ("SPs"), authorized resellers ("ARs") and distributors. SPs and ARs integrate and sell our products to customers while also selling to those customers other products or services not provided by us. Our sales organization includes offices located throughout the United States and in Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Dubai, Finland, France, Germany, Hong Kong, Italy, India, Japan, Mexico, the Netherlands, Norway, Poland, Portugal, Russia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland and the United Kingdom.

We have contractual relationships and strategic alliances with unaffiliated resellers and distributors. Through these relationships, we are able to broaden our distribution network and participate in industries other than those serviced by our direct sales force and distributors.


In 2003, we increased our focus on our reseller channel strategy and initiated our PartnerSelect(TM) program, which is designed to enhance the capabilities of our resellers and distributors and our relationships with them. We believe that this program has significantly contributed to the increase of orders through our resellers and distributors from approximately 46% of our total product orders for the year ended 2002 to 71% of our total product orders as of September 30, 2004. Our goal is to have up to 80% of our products ordered through these


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resellers and distributors. We have been recognized by VARBusiness magazine as one of North America's top information technology vendors for the breadth and depth of our channel reseller and distributor program offerings.



We believe our focus on reseller channel strategy and the PartnerSelect(TM) Program will allow us to leverage our SG&A cost structure over time without materially impacting our gross margins. With respect to SG&A, we believe we are able to benefit from our channel leveraged cost structure for distribution. We also believe our channel sales force allows us to increase revenues by extending our supply to meet demand in market segments that we do not sell to with our direct sales force. With respect to gross margin, we believe our distribution model helps us meet our goal of maintaining our gross margin over time, as we obtain scale from shipping greater volumes of products to a reduced number of customers and locations.


ACQUISITIONS

MATRICS, INC.


On July 26, 2004, we entered into an agreement and plan of merger to acquire Matrics, a leader in developing EPC-compliant RFID systems, for a cash purchase price of $230 million (which includes certain payments to employee-stockholders of Matrics). We consummated the acquisition of Matrics on September 9, 2004 and we plan to use the proceeds of this offering to repay our indebtedness under a short-term credit facility that we entered into to fund the acquisition. On October 29, 2004, Matrics was merged with and into Symbol. See "Use of proceeds."


TRIO SECURITY, INC.

On June 17, 2004, Symbol acquired all of the outstanding capital stock of Trio Security, Inc. ("Trio Security") for cash pursuant to a stock purchase agreement. Trio Security is a developer of next-generation security solutions for enterprise networks and mobile applications for handheld devices.

SEAL SISTEMAS E TECHNOLOGIA DA INFORMACAO LTDA.

During 2002, we entered into an agreement with the owners of Seal Sistemas e Technologia Da Informacao Ltda. ("Seal"), a Brazilian corporation that had operated as a distributor and integrator of our products since 1987. The agreement resulted in the termination of distribution rights for Seal and the creation of a majority-owned subsidiary of Symbol that would serve as the Brazilian distributor and customer service entity ("Symbol Brazil"). In accordance with the terms of the agreement, the owners of Seal acquired a 49% ownership interest in Symbol Brazil.

On January 10, 2004, the parties amended this transaction, whereby Symbol Technologies Holdings do Brasil Ltda., a wholly-owned subsidiary of Symbol, purchased an additional 34% ownership interest of Symbol Brazil owned by two principals of Seal. Symbol and Symbol Technologies Holdings do Brasil Ltda. now own 85% of the capital of Symbol Brazil. Under the terms of the relevant agreements, Symbol Brazil had its entity form changed into a corporation and it will eventually become a wholly-owned subsidiary of Symbol. In connection with this acquisition, we reorganized our Latin American operations, including hiring new management at Symbol Brazil.

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COVIGO, INC.

On July 28, 2003, a wholly-owned subsidiary of Symbol was merged with Covigo, Inc. ("Covigo") in a cash-for-stock merger. Covigo mobile software enables customers to simplify the creation and deployment of wireless applications, while reducing administrative costs associated with network management and data synchronization.

@POS.COM, INC.

In September 2002, a wholly-owned subsidiary of Symbol was merged with @pos.com, Inc. ("@pos") in a cash-for-stock merger. @pos manufactures and markets a range of interactive customer transaction terminals with advanced signature capture technology and I/P-enabled features that allow traditional and advanced payment capabilities at the retail point-of-sale and provide enhanced customer interaction and order processing.

MANUFACTURING

Our products are principally manufactured at our Reynosa, Mexico facility. We also have a facility in Bohemia, New York that we utilize as a new product development center.

While components and supplies are generally available from a variety of sources, we currently depend on a limited number of suppliers for several components for our equipment, and certain subassemblies and products. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts and allocation of such parts by suppliers that had an adverse impact on our ability to deliver our products as well as on the cost of producing such products. While we have entered into contracts with suppliers of parts that we anticipate may be in short supply, there can be no assurance that additional parts will not become the subject of such shortages or that such suppliers will be able to deliver the parts in fulfillment of their contracts.

Due to the general availability of components and supplies, we do not believe that the loss of any supplier or subassembly manufacturer would have a long-term material adverse effect on our business although set-up costs and delays could occur in the short term if we change any single source supplier.

Certain of our products are manufactured by third parties, most of which are outside the United States. In particular, we have a long-term strategic relationship with Olympus Optical, Inc. of Japan ("Olympus") pursuant to which Olympus and Symbol jointly develop selected products that are manufactured by Olympus exclusively for sale by us in the field of our business and prospective businesses. We are currently selling several such products. We have the right to manufacture such products if Olympus is unable or unwilling to do so, but the loss of Olympus as a manufacturer could have, at least, a temporary material adverse impact on our ability to deliver such products to our customers.

We employ certain advanced manufacturing processes that require highly sophisticated and costly equipment and are continuously being modified in an effort to improve efficiency, reduce manufacturing costs and incorporate product improvements.


We generally maintain sufficient inventory to meet customer demand for products on short notice, as well as to meet anticipated sales levels, this includes carrying reasonable amounts of inventory at our distributors in order to meet customer delivery requirements in a manner consistent with industry standards. If our product mix changes in unanticipated ways, or if sales for particular products do not materialize as anticipated, we may have excess inventory or


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inventory that becomes obsolete. In such cases, our operating results could be negatively affected.

RESEARCH AND PRODUCT DEVELOPMENT

We believe that our future growth depends, in large part, upon our ability to continue to apply our technology and intellectual property to develop new products, improve existing products and expand market applications for our products. Our research and development projects include, among other things, improvements to the reliability, quality and capability of our laser scanners to read at increased working distances and at faster speeds and to decode higher density codes (including, but not limited to, two-dimensional codes); continued development of our solid state laser diode-based scanners; development of solid state imager-based engines for bar code data capture and general purpose imaging applications; development of RFID engines for data capture applications; improvements to packaging and miniaturization technology for bar code data capture products, mobile data collection devices and integrated bar code and RFID data capture products; development of high-performance digital data radios, high-speed, secure, manageable mobile data communications systems and telecommunications protocols and products; the development of "smart" mobile devices that may be located by intelligent wireless LAN systems; and the addition of software to provide a complete line of high-performance interface hardware.

We use both our own associates and from time to time unaffiliated consultants in our product engineering and research and development programs. From time to time we have participated in and/or partially funded research projects in conjunction with a number of universities including the State University of New York at Stony Brook, Polytechnic University of New York and Massachusetts Institute of Technology. We also jointly develop technology with Olympus, as described above.


We expended (including overhead charges) approximately $97,300 and $86,900 for research and development during the nine months ended September 30, 2004 and 2003, respectively. In addition, we expended (including overhead charges) approximately $108,800, $72,845 and $93,682 for research and development during the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are included as a component of engineering in the consolidated statements of operations.


COMPETITION

The business in which we are engaged is highly competitive and acutely influenced by advances in technology, industry standards, product improvements and new product introduction and price competition. To our knowledge, many firms are engaged in the manufacture and marketing of products in bar code reading equipment, wireless networks and mobile computing devices and mobility software. Numerous companies, including present manufacturers of scanners, lasers, optical instruments, microprocessors, wireless networks, notebook computers, handheld devices and telephonic and other communication devices have the technical potential to compete with us. Many of these firms have far greater financial, marketing and technical resources than we do. We compete principally on the basis of performance and the quality of our products and services.

We believe that our principal competitors are Casio, Inc., Cisco Systems, Inc., Datalogic S.P.A., Fujitsu, Ltd., Hand Held Products, Inc., Hewlett-Packard Company, Intermec Technologies Corporation, LXE Inc., Matsushita Electric Industrial Co., Ltd., Metrologic Instruments, Inc.,

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Motorola, Inc., NCR Corporation, NipponDenso Co., Opticon, Inc., Proxim, Inc.,
PSC, Inc. and Psion Teklogix, Inc.

DEPENDENCE ON A GROUP OF CUSTOMERS


We are not dependent on any single customer, the loss of which would have a material adverse effect on our business. There are no sales to one customer that is greater than 10% of our annual sales. In addition, none of our segments is dependent on any single customer or a few customers, the loss of which would have a material adverse effect on any of our segments.



SEASONALITY



We do not believe that either of our segments is seasonal; however, within our Product Segment, certain product divisions may be seasonal.



PAYMENT TERMS



We offer industry standard payment terms and generally do not grant extended payment terms.


PATENT AND TRADEMARK MATTERS

We file domestic and foreign patent applications to support our technology position and new product development. Our intellectual property includes over 825 U.S. patents and over 565 international patents. We have also filed additional patent applications in the U.S. Patent and Trademark Office as well as in foreign patent offices. We will continue to file patents, both United States and foreign, to cover our most recent research developments in the scanning, information collection and network communications fields. One of our basic patents covering handheld laser scanning technology expired on June 6, 2000, and a key companion patent expired June 3, 2003. Due to the recent expiration of these patents, we may see increased competition in handheld trigger combined bar code readers; however, we have not witnessed any evidence of that to date. Notwithstanding the expiring patents, we believe that our extensive patent portfolio will continue to provide us with some level of competitive advantage. An important scanner-integrated computer patent will expire in 2005, which could lead to increased competition in the marketplace.

Although we believe that our patents provide a competitive advantage, we believe we are not dependent upon a single patent, or a few patents, the loss of which would have a material adverse effect on our business. Our success depends more upon our proprietary know-how, innovative skills, technical competence and marketing abilities. In addition, because of rapidly changing technology, our present intention is not to rely primarily on patents or other intellectual property rights to protect or establish our market position. However, Symbol has in the past instituted litigation against competitors to enforce its intellectual property rights and is currently involved in several such lawsuits. Symbol has licensed some of its intellectual property rights through royalty-bearing license agreements. We may continue to enter into these types of arrangements and other types of arrangements should the circumstances lead us to believe that such an arrangement would be beneficial.

We have received and have currently pending third party claims and in the future may receive additional notices of such claims of infringement of other parties' rights. In such event, we have and will continue to take reasonable steps to evaluate the merits of such claims, take such action as we may deem appropriate, which action may require that we enter into
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licensing discussions, if available, and/or modify the affected products and technology, or result in litigation against parties seeking to enforce a claim which we reasonably believe is without merit. We have been involved in such litigation in the past, are currently involved in such litigation and additional litigation may be filed in the future. Such parties have and are likely to claim damages and/or seek to enjoin commercial activities relating to our products or technology affected by such parties' rights. In addition to subjecting us to potential liability for damages, such litigation may require us to obtain a license in order to manufacture or market the affected products and technology. To date, such activities have not had a material adverse affect on our business and we have either prevailed in all litigation, obtained a license on commercially acceptable terms or otherwise been able to modify any affected products or technology. However, there can be no assurance that we will continue to prevail in any such actions or that any license required under any such patent would be made available on commercially acceptable terms, if at all. A failure to obtain such licenses could have a material adverse effect on our business, results of operations or financial condition. There are a significant number of U.S. and foreign patents and patent applications in our areas of interest, and we believe that there has been and is likely to continue to be significant litigation in the industry regarding patent and other intellectual property rights. For a description of certain of our intellectual property litigation, see "--Legal proceedings--Pending patent and trademark litigation."

We have also obtained certain domestic and international trademark registrations for our products and maintain certain details about our processes, products and strategies as trade secrets.

We regard our software as proprietary and attempt to protect it with copyrights, trade secret law and international nondisclosure safeguards, as well as restrictions on disclosure and transferability that are incorporated into our software license agreements. We license our software products to customers rather than transferring title. Despite these restrictions, it may be possible for competitors or users to copy aspects of our products or to obtain information that we regard as trade secrets. Our computer software generally has not been patented and existing copyright laws afford only limited practical protection. In addition, the laws of foreign countries generally do not protect our proprietary rights in our products to the same extent as do the laws of the United States.

GOVERNMENT REGULATIONS

The use of lasers and radio emissions are subject to regulation in the United States and in other countries in which we do business. In the United States, various Federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission ("FCC"), the Occupational Safety and Health Administration and various State agencies have promulgated regulations which concern the use of lasers and/or radio/electromagnetic emissions standards. Member countries of the European community have enacted standards concerning electrical and laser safety and electromagnetic compatibility and emissions standards.

Regulatory changes in the United States and other countries may require modifications to some of our products in order for us to continue to be able to manufacture and market these products. For example, certain consumer advocacy groups are lobbying against the adoption of RFID systems in the retail environment because of privacy and other consumer protection concerns. While we believe that these concerns are mostly unfounded, there can be no

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assurance that such efforts will not result in regulatory and/or legal action that could have a materially adverse effect on our ability to manufacture and market RFID products.

Our RF mobile computing devices include various models, all of which intentionally transmit radio signals as part of their normal operation. Certain versions of our handheld computers and our Spectrum One and Spectrum 24 networks utilize spread spectrum radio technology. We have obtained certification from the FCC and other countries' certification agencies for our products that utilize this radio technology. Users of these products in the United States do not require any license from the FCC to use or operate these products. Some of our products transmit narrow band radio signals as part of their normal operation.

We have obtained certification from the FCC and other countries' certification agencies for our narrow band radio products. Users of these products in the United States do not require any license from the FCC to use or operate these products. We also market radio products that utilize cellular radio technology. We have obtained certification from the FCC and other countries' certification agencies for our products that utilize this radio technology. Users of these products in the United States do not require any license from the FCC to use or operate these products.

In all cases, such certification is valid for the life of the product unless the circuitry of the product is altered in any material respect, in which case a new certification may be required. Where a country certificate has a limited duration, additional certification will be obtained during the life of the product, when required.

In addition, some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. Certain of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products.

In January 2003, the European Union ("EU") issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive requires producers of electrical goods to pay for specified collection, recycling, treatment and disposal of past and future covered products. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with the directive, the "WEEE Legislation"), and certain producers are to be financially responsible under the WEEE Legislation beginning in August 2005. The EU has issued another directive that requires electrical and electronic equipment placed on the EU market after July 1, 2006 to be free of lead, mercury, cadmium, hexavalent chromium (above a threshold limit) and brominated flame retardants. EU governments were required to enact and implement legislation that complies with this directive by August 13, 2004 (such legislation together with this directive, the "RoHS Legislation"). Based upon current information available to us, we believe we will be able to comply with these regulations within the applicable time periods. However, if we do not comply with these directives, we may suffer a loss of revenue, be unable to sell in certain markets and/or countries, be subject to penalties and enforced fees and/or suffer a competitive disadvantage. Similar legislation could be enacted in other jurisdictions, including in the United States. Costs to comply with the WEEE Legislation, RoHS Legislation and/or similar future legislation, if applicable, could include costs associated with modifying our products, recycling and other waste processing costs, legal and regulatory costs

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and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

PROPERTIES

The following table states the location, primary use and approximate size of all of our principal plants and facilities and the duration of our tenancy with respect to each facility.

-----------------------------------------------------------------------------------------------
LOCATION                      PRINCIPAL USE        SIZE (SQUARE FEET)      TENANCY/OWNERSHIP
-----------------------------------------------------------------------------------------------
One Symbol Plaza           World Headquarters                299,000             Owned
Holtsville, New York
5400 George McVay Drive   Distribution Facility              334,000             Owned
McAllen, Texas
Avenida Industrial Rio        Manufacturing                  296,000             Owned
San Juan Mz-9-L-4,
Parque Del Norte
Reynosa, Tamaulipas
Mexico
116 Wilbur Place           Operations Offices,                90,000             Owned
Bohemia, New York                 Labs
110 Wilbur Place             Manufacturing,                   30,000             Owned
Bohemia, New York            Development Lab
12 & 13 Oaklands Park       Customer Service                  18,923             Owned
Fishponds Road,
Wokingham, Berkshire,
England
6480 Via Del Oro,            Network Systems                 100,000    Leased: expires August
Valley Oak Technology    Engineering, Marketing                                31, 2009
Campus San Jose,
California
1220 Don Haskins Drive   Customer Service Center              62,907        Leased: expires
El Paso, Texas                and Warehouse                                December 31, 2007
Symbol Place, Winnersh     EMEA Headquarters,                 55,500        Leased: expires
Triangle Winnersh,            Marketing and                                December 31, 2012
United Kingdom             Administration and
                             United Kingdom
                              Headquarters
2814 Infonavit Casa      Customer Service Center              51,300        Negotiations in
Grandes, Cd. Juarez           and Warehouse                              progress for a long-
Chih, Mexico                                                                  term lease
Technology Park           Customer Service and               108,000     Leased: expires June
Technicka 15, Brno 616      Shared Financial                                   30, 2014
00 Czech Republic               Services
Palm Terrace 25541       Sales, Customer Service              42,090    Leased: expires August
Commercentre Drive            and Marketing                                    15, 2006
Lake Forest, California

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


-----------------------------------------------------------------------------------------------
LOCATION                      PRINCIPAL USE        SIZE (SQUARE FEET)      TENANCY/OWNERSHIP
-----------------------------------------------------------------------------------------------
300 Allegheny Drive               Sales                       67,540        Leased: expires
Warrendale,                                        (7,000 subleased)       November 30, 2012
Pennsylvania
RMZ Ecospace Block 3B         New Facility                    82,000        Leased: expires
Outer Ring Road                                                            October 13, 2009
Bangalore, India
-----------------------------------------------------------------------------------------------


In addition to these principal locations, we lease other offices throughout the world, ranging in size from approximately 150 to 40,000 square feet.

EMPLOYEES


At November 1, 2004, we had approximately 5,300 full-time employees. Of these, approximately 2,600 were employed in the United States. Symbol also employs temporary production personnel. None of our U.S. employees is represented by a labor union. Some of our employees outside of the United States are represented by labor unions. We consider our relationship with our employees to be good.


LEGAL PROCEEDINGS

From time to time, we are a party to litigation matters arising in connection with the normal course of our business, none of which is expected to have material adverse effect on us. In addition to the litigation matters arising in connection with the normal course of our business, we are party to the litigation described below. An unfavorable resolution to any of the lawsuits described below could have a material adverse effect on our business, results of operations or financial condition.

GOVERNMENT INVESTIGATIONS


In May 2001, in response to an inquiry from the SEC, we retained a law firm to conduct an internal investigation into certain allegations concerning our accounting practices, focusing on specific transactions with two of our customers but also including a limited review of other large transactions. The law firm retained an accounting firm to assist it in the investigation. We subsequently learned that the effectiveness of this initial investigation was hindered by the deliberate actions of one or more individuals formerly in our employ. The SEC expressed dissatisfaction with the initial investigation.



In March 2002, we retained a second law firm to conduct a wide-ranging internal investigation into our accounting practices. The investigation was conducted over a period of approximately eighteen months with the assistance of an outside forensic accounting team. The SEC and the Eastern District commenced separate but related investigations relating to our accounting practices.



The investigation found that, during the period covered by the restatement, certain members of former management engaged in, directed and/or created an environment that encouraged a variety of inappropriate activities that resulted in accounting errors and irregularities affecting our previously issued financial statements that we have now restated. The errors and irregularities caused by these actions primarily concerned the timing and amount of product and service revenue recognized. In particular, the investigation found that revenue was


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accelerated from the appropriate quarters to earlier quarters through a variety of improper means and, on a more limited basis, revenue was improperly created and inflated on a net basis. Additionally, there were errors and irregularities associated with the establishment and utilization of certain reserves and restructurings, including certain end-of-quarter adjustments that were apparently made in order to achieve previously forecasted financial results. There were also errors and/or irregularities associated with the administration of certain options programs, as well as several categories of cost of revenue and operating expenses, including efforts to artificially reduce reported inventory.



In addition, the internal investigation uncovered efforts by certain then employees, including certain members of then management, to impede both the initial and second internal investigations. The employees responsible for directing such conduct resigned or were terminated.



The investigation found that, in addition to the specific items of misconduct giving rise to the need for the restatement, there was a failure by our former management to establish an appropriate control environment, and there were significant failures in our internal controls and procedures resulting from numerous causes, including inadequate hiring of qualified and experienced personnel, insufficient training and supervision of personnel, a decentralized accounting structure for operations in the United States and inadequate systems and systems interfaces. The investigation also found instances in which some members of former management and sales and finance-related employees devoted insufficient attention and resources to ensuring accurate accounting and financial reporting. As the guilty pleas of two former senior members of our finance group illustrate, there were also instances in which such activity rose to the level of criminal misconduct. All of the members of senior management who were primarily responsible for the errors and irregularities underlying the restatement either have been terminated from employment at Symbol as part of the internal investigation or have left Symbol, including Tomo Razmilovic, one of our former Presidents, Chief Executive Officers and directors, and Kenneth Jaeggi, our former Senior Vice President and Chief Financial Officer. We assembled a new management team and appointed new board members beginning in mid-2002.



In November 2002, we announced the unaudited, preliminary expected magnitude of the anticipated restatement of our financial statements, and updated that information on several occasions over the subsequent eleven months. Accordingly, the selected financial data for 1998, 1999, 2000 and 2001, financial statements for the years ended December 31, 2000 and 2001, and unaudited selected quarterly information for each of the four quarters of 2001 and the first three quarters of 2002 were restated in our Annual Report on Form 10-K/A.



In connection with our accounting practices various class action lawsuits were filed against us and certain of our former management and our former board of directors on March 2002, March 2003 and May 2003. For more information see
"-- Securities litigation matters."



On June 3, 2004, we announced that we resolved the investigation by the Eastern District relating to our past accounting practices by entering into a non-prosecution agreement with the Eastern District. As a result of this non-prosecution agreement, no criminal complaint will be filed against us. In addition, on June 3, 2004, we announced an agreement with the SEC to resolve allegations against us relating to our past accounting practices that were under investigation by the SEC. Pursuant to the agreements with the Eastern District and the SEC, we have paid a total of $37 million in cash to a restitution fund for members of the class consisting of purchasers of our common stock from February 15, 2000 to October 17, 2002, and


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


$3 million to the United States Postal Inspection Service Consumer Fraud Fund. In addition to these payments, the non-prosecution agreement included an acknowledgement by us that between 1999 and 2002, as a result of the actions of certain of our management and employees, we (a) violated federal criminal law in connection with accounting practices involving improper sales transactions, unsupported and fictitious accounting entries and the manipulation of our accounting reserves and expenses; and (b) filed and caused to be filed materially false and misleading financial statements and other documents with the SEC. As part of the non-prosecution agreement, we agreed to continue our cooperation with the Eastern District and the SEC, and to implement remedial measures, including, but not limited to, retaining an independent, government-approved examiner to review our internal controls, financial reporting practices and our compliance with the settlement agreements and establishing and maintaining an annual training and education program designed to diminish the possibility of future violations of the federal securities laws. If we violate the agreement with the Eastern District or the SEC or commit or attempt to commit other violations, such as accounting offenses that were not the subject of the investigations, we will be subject to federal criminal charges. Pursuant to the non-prosecution agreement we have waived certain defenses that may have otherwise been available to us in the event of a federal criminal charge, including the statute of limitations, and will be subject to prosecution for any offense, including any offense related to our past accounting practices. In addition, in the event of a violation of the agreement and a federal criminal charge, statements that were made by or on behalf of us to the Eastern District, SEC and the Postal Inspection Service, including the acknowledgments of responsibility described above, will be deemed admissible in evidence and certain evidentiary rules will not be available to us. Pursuant to the agreement with the SEC, the SEC filed, and the court has approved, a Final Consent Judgment in the Eastern District of New York providing for injunctive relief, enjoining us from further violations of the securities laws, and a civil penalty in the amount of $37 million, as described above. We paid both the $37 million and the $3 million prior to June 30, 2004.


SECURITIES LITIGATION MATTERS


On June 3, 2004, we announced our settlement of the Pinkowitz, Hoyle and Salerno class action lawsuits, which are described below. Under the settlement, we agreed to pay to the class members an aggregate of $1.75 million in cash and an aggregate number of shares of common stock having a market value of $96.25 million, subject to a minimum and maximum number of shares based upon the volume-weighted moving average trading price of our common stock for the five day period immediately prior to our payment of the common stock to the class ("Determined Price"). If the Determined Price is greater than $16.41 per share, then we will issue 5,865,326 shares of our common stock to the class. If the Determined Price is between $16.41 per share and $11.49 per share, then we will issue to the class the number of shares of common stock equal to a market value of $96.25 million divided by the Determined Price. If the Determined Price is less than $11.49 per share, we will issue 8,376,849 shares of our common stock to the class. For example, the number of shares issuable on November 1, 2004, pursuant to the settlement agreement would have been approximately 6.6 million shares. The settlement also provides that we have the right to pay up to an additional $6.0 million in cash to reduce the number of shares of our common stock that we are required to deliver in an amount equal to the amount of additional cash divided by the Determined Price. If (i) there occurs any event that would lead to the de-listing of our common stock or our board of directors recommends the approval of a tender offer or the purchase of a majority of our common stock or (ii) the Determined Price is less than $11.90 per share, then the lead counsel


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


for the plaintiffs can require us to place into escrow the number of shares that would otherwise be payable to the class and would have the right to sell all or any portion of the escrowed shares and invest such proceeds until distribution to the class. If we do not deliver our common stock as required by the settlement agreement within the ten days of such requirement, the lead counsel for the plaintiffs may terminate the settlement agreement. The court held a fairness hearing regarding the settlement on October 4, 2004 and approved the fairness of the settlement by an order entered on October 20, 2004. On November 17, 2004, we delivered 586,533 shares, or 10% of the settlement amount (at $16.41 per share), as satisfaction of the plaintiffs' attorneys' fees, pursuant to the court's order. We expect to deliver the balance of the shares required to be issued under the settlement in the first half of 2005.


In addition to the payments described above, the $37 million civil penalty imposed by the SEC will be distributed to the class. Also, as part of the settlement, Dr. Jerome Swartz, our co-founder and former chairman, has paid $4 million in cash to the class to settle the claims against him in the Pinkowitz and Hoyle class action lawsuits.

Pinkowitz v. Symbol Technologies, Inc., et al.

On March 5, 2002, a class action lawsuit was filed in the United States District Court for the Eastern District of New York on behalf of purchasers of our common stock between October 19, 2000 and February 13, 2002, inclusive, against us and certain members of our former management and our former board of directors. The complaint alleged that the defendants violated the federal securities laws by issuing materially false and misleading statements throughout the class period that had the effect of artificially inflating the market price of our securities. This case is subject to the settlement agreement described above.

Hoyle v. Symbol Technologies, Inc., et al.
Salerno v. Symbol Technologies, Inc., et al.

On March 21, 2003, a class action lawsuit was filed in the United States District Court for the Eastern District of New York against us and certain members of our former management and our former board of directors. On May 7, 2003, a virtually identical class action lawsuit was filed against the same defendants by Joseph Salerno.

The Hoyle and Salerno complaints were brought on behalf of a class of former shareholders of Telxon Corporation ("Telxon") who obtained our common stock in exchange for their Telxon stock in connection with our acquisition of Telxon in November 2000. The complaint alleges that the defendants violated the federal securities laws by issuing a Registration Statement and Joint Proxy Statement/Prospectus in connection with the Telxon acquisition that contained materially false and misleading statements that had the effect of artificially inflating the market price of our securities. These cases are subject to the settlement agreement described above.

SMART MEDIA LITIGATION

Telxon v. Smart Media of Delaware, Inc.

On December 1, 1998, Telxon filed suit against Smart Media of Delaware, Inc. ("SMI") in the Court of Common Pleas for Summit County, Ohio in a case seeking a declaratory judgment that Telxon did not contract to develop SMI's products or invest approximately $3 million in SMI's business and that it did not fraudulently induce SMI to refrain from engaging in business with others or interfere with SMI's business relationships. On March 12, 1999, SMI filed its answer

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and counterclaim denying Telxon's allegations and alleging counterclaims against
Telxon for negligent misrepresentation, estoppel, tortious interference with business relationship and intentional misrepresentation and seeking approximately $10 million in compensatory damages, punitive damages, fees and costs. In addition, William Dupre, an individual employed by SMI at that time, asserted similar counterclaims against Telxon. In November 2000, Symbol acquired Telxon with these claims still pending.

On September 17, 2003, the jury awarded approximately $218 million in damages against Telxon, of which approximately $6 million was awarded to Mr. Dupre. The court denied Telxon's motion for judgment in its favor notwithstanding the verdict, for a new trial and for a reduction in the amount of the jury verdicts. On May 6, 2004, the court entered judgment against Telxon for approximately $218 million in damages, plus statutory interest from the date of the verdicts and granted a motion to add Symbol as a counterclaim defendant with respect to the counterclaims asserted by Mr. Dupre. Prior to these court rulings, SMI withdrew its motion to add Symbol as a counterclaim defendant with respect to the counterclaims asserted by SMI. We and Telxon have filed notices of appeal of these rulings and the related verdicts. Symbol has deposited approximately $50 million into an interest-bearing court escrow account to stay execution of the judgment against both Symbol and Telxon pending resolution of the appeal. The court stenographer is currently preparing the trial transcript and the schedule for the appeal will not be fixed until receipt by the parties of the full trial transcript.

Our available cash, including cash available under our existing lines of credit, is not sufficient to pay jury verdicts of this size and we would need to obtain additional financing in order to pay the judgment entered against Telxon in this matter. In addition, we currently have not recorded any liability in our consolidated financial statements with respect to the jury verdicts and the judgment entered as we believe that, in accordance with the relevant guidance set forth in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," an unfavorable outcome of this litigation is not probable at this time. However, there can be no assurance that we will not be found to be ultimately liable for the full amount of the judgment, plus statutory interest from the date of the verdicts.

PENDING PATENT AND TRADEMARK LITIGATION

Metrologic Instruments, Inc. v. Symbol Technologies, Inc.

On June 19, 2003, Metrologic Instruments, Inc. ("Metrologic") filed a complaint against us in the United States District Court, District of New Jersey, alleging patent infringement and breach of contract, and seeking monetary damages of approximately $2.3 million (as of March 31, 2004) and termination of the cross-licensing agreement between the parties. We answered the complaint and asserted counterclaims for declaratory judgments of invalidity and noninfringement of Metrologic's patents and for non-breach of the cross-licensing agreement. We intend to defend the case vigorously on the merits.

Symbol Technologies, Inc. et al. v. Lemelson Medical, Educational & Research Foundation, Limited Partnership

On July 21, 1999, we and six other members of the Automatic Identification and Data Capture industry ("Auto ID Companies") jointly initiated a lawsuit against the Lemelson Medical, Educational, & Research Foundation, Limited Partnership ("Lemelson Partnership"). The suit was commenced in the United States District Court, District of Nevada in Reno, Nevada, but was subsequently transferred to the federal court in Las Vegas, Nevada. In the litigation, the Auto

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ID Companies seek, among other remedies, a declaration that certain patents, which have been asserted by the Lemelson Partnership against end users of bar code equipment, are invalid, unenforceable and not infringed.

The Lemelson Partnership has contacted many of the Auto ID Companies' customers demanding a one-time license fee for certain so-called "bar code" patents transferred to the Lemelson Partnership by the late Jerome H. Lemelson. We have received many requests from our customers asking that we undertake the defense of these claims using our knowledge of the technology at issue, and the other Auto ID Companies have received similar requests. Certain of our customers have requested indemnification against the Lemelson Partnership's claims from us, and certain customers of the other Auto ID Companies have requested similar indemnification from them, individually and/or collectively with other equipment suppliers. We believe that generally we have no obligation to indemnify our customers against these claims and that the patents being asserted by the Lemelson Partnership against our customers with respect to bar code equipment are invalid, unenforceable and not infringed.

On January 23, 2004, the court concluded that Lemelson's patent claims are unenforceable under the equitable doctrine of prosecution laches; that the asserted patent claims as construed by the court are not infringed by us because use of the accused products does not satisfy one or more of the limitations of each and every asserted claim; and that the claims are invalid for lack of enablement even if construed in the manner urged by Lemelson. The court entered its judgment in favor of Symbol and the other Auto ID Companies on January 23, 2004. The Lemelson Partnership filed several post-trial motions all of which were denied by the court. The Lemelson Partnership filed a notice of appeal on June 23, 2004.

Intermec IP Corp. v. Matrics, Inc.


On June 7, 2004, Intermec IP Corp. ("Intermec") filed suit against Matrics in the Federal District Court in Delaware asserting infringement of four patents owned by Intermec relating to RFID readers and RFID tags. The complaint against Matrics seeks payment of a "reasonable royalty" as well as an injunction against Matrics from infringing such patents. On September 9, 2004, Symbol consummated the acquisition of Matrics and is now defending the case on behalf of Matrics. Symbol intends to defend the case vigorously on the merits.



Nanopower Technologies, Inc. v. Symbol Technologies, Inc. and Matrics Technology Systems, Inc.



On August 11, 2004, Nanopower Technologies, Inc. ("Nanopower"), a California corporation, filed a civil suit against Matrics and Symbol in state court in California. The suit alleges that Matrics breached a consulting agreement, confidentiality agreement and intellectual property licensing agreement pertaining to certain ultra low voltage RFID tag start-up technology to which Nanopower claims ownership and that the defendants violated California state law relating to the protection of trade secrets. The suit also named Symbol as a defendant because of Symbol's announced intention to purchase Matrics. Nanopower alleges that Symbol (i) has improperly received disclosure of Nanopower's confidential information, (ii) has, or will, misappropriate Nanopower's trade secrets as a consequence of the acquisition of Matrics and (iii) will benefit from the alleged breaches of the intellectual property licensing and consulting agreements. On September 9, 2004, Symbol consummated the acquisition of Matrics and is now defending the case on behalf of Matrics.



Matrics' agreements with Nanopower provide for mandatory arbitration of these disputes in Washington, DC and contain an exclusive venue clause requiring any effort to obtain injunctive


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


relief to be filed in Maryland. The state court complaint was removed to federal court and Matrics has filed a motion to transfer the suit to Maryland in anticipation of a subsequent stay pending arbitration. On October 1, 2004, before the Court heard Matrics' motion, Nanopower agreed to and the parties filed a stipulation to stay the case pending mediation, and if necessary, arbitration.


OTHER LITIGATION


Barcode Systems, Inc. v. Symbol Technologies Canada, Inc. and Symbol Technologies, Inc.


On March 19, 2003, Barcode Systems, Inc. ("BSI") filed an amended statement of claim in the Court of Queen's Bench in Winnipeg, Canada, naming Symbol Technologies Canada, Inc. and Symbol as defendants. BSI alleges that we deliberately, maliciously and willfully breached our agreement with BSI under which BSI purported to have the right to sell our products in western Canada and to supply Symbol's support operations for western Canada. BSI has claimed damages in an unspecified amount, punitive damages and special damages.

Symbol denies BSI's allegations and claims that it properly terminated any agreements between BSI and Symbol. Additionally, Symbol filed a counterclaim against BSI alleging trademark infringement, depreciation of the value of the goodwill attached to Symbol's trademark and damages in the sum of Canadian $1.3 million, representing the unpaid balance of products sold by Symbol to BSI. Discovery in the matter is ongoing.


On October 30, 2003, BSI filed an Application For Leave with the Canadian Competition Tribunal ("Tribunal"). BSI is seeking an Order from the Tribunal that would require us to accept BSI as a customer on the "usual trade terms" as they existed prior to the termination of their agreement in April 2003. The Tribunal granted leave for BSI to proceed with its claim against us on January 15, 2004. We filed an appeal of the Tribunal's decision before the Federal Court of Appeals on January 26, 2004, and a brief in support of the appeal on April 22, 2004. On October 7, 2004, the Federal Court of Appeals dismissed Symbol's appeal, allowing BSI to make its application before the Tribunal against Symbol.


On November 17, 2003, BSI filed an additional lawsuit in British Columbia, Canada against us and a number of our distributors alleging that we refused to sell products to BSI, conspired with the other defendants to do the same and used confidential information to interfere with BSI's business. We intend to defend against these claims vigorously.

Lic. Olegario Cavazos Cantu, on behalf of Maria Leonor Cepeda Zapata vs. Symbol de Mexico, Sociedad de R.L. de C.V.

Lic. Olegario Cavazos Cantu, on behalf of Maria Leonor Cepeda Zapata filed a lawsuit against Symbol de Mexico, Sociedad de R.L. de C.V. ("Symbol Mexico") in October 2003 to reclaim property on which our Reynosa facility is located. The lawsuit was filed before the First Civil Judge of First Instance, 5th Judicial District, in Reynosa, Tamaulipas, Mexico. The First Civil Judge ordered the recording of a lis pendens with respect to this litigation before the Public Register of Property in Cd. Victoria, Tamaulipas.

The plaintiff alleges that she is the legal owner of a tract of land of 100 hectares, located within the area comprising the Rancho La Alameda, Municipality of Reynosa, Tamaulipas, within the Bajo Rio San Juan, Tamaulipas, irrigation district. The plaintiff is asking the court to order Symbol Mexico to physically and legally deliver to the plaintiff the portion of land occupied by Symbol Mexico.

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


Symbol Mexico acquired title to the lots in the Parque Industrial Reynosa from Edificadora Jarachina, S.A. de C.V. pursuant to a deed instrument. An Owner's Policy of Title Insurance was issued by Stewart Title Guaranty Company in connection with the above-mentioned transaction in the amount of $13.4 million. A Notice of Claim and Request for Defense of Litigation was duly delivered on behalf of Symbol to Stewart Title Guaranty Company on November 4, 2003. The matter is currently awaiting the decision of the court.


Bruck Technologies Handels GmbH European Commission Complaint

In February 2004, we became aware of a notice from the European Competition Commission ("EC") of a complaint lodged with it by Bruck Technologies Handels GmbH ("Bruck") that certain provisions of the Symbol PartnerSelect(TM) program violate Article 81 of the EC Treaty. Bruck has asked the EC to impose unspecified sanctions. We have provided all information requested by the EC. No action has been taken and the matter is pending. We intend to defend against these claims vigorously.

SECURITIES LITIGATION MATTERS IN WHICH SYMBOL HAS BEEN REALIGNED AS PLAINTIFF

Bildstein v. Symbol Technologies, Inc., et al.


On April 29, 2003, a shareholder derivative lawsuit was filed in the United States District Court for the Eastern District of New York against certain members of our former management and board of directors and against Symbol as a nominal defendant. The plaintiff alleges that the defendants violated Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder and common and state law by authorizing the distribution of proxy statements in 2000, 2001 and 2002. Plaintiff sought the cancellation of all affirmative votes at the annual meetings for 2000, 2001 and 2002, the cancellation of all awards under the option plans approved pursuant to those proxy statements, an injunction preventing the implementation of those option plans and all awards thereunder and an accounting by the defendants for all injuries and damages suffered by Symbol, plus all costs and expenses, including but not limited to attorneys' fees, incurred in connection with the action.



In September 2004, the court approved a settlement that Symbol reached with the plaintiff. As part of the settlement, Symbol and the plaintiffs agreed to a stipulation pursuant to which Symbol was realigned as plaintiff, and the action dismissed without prejudice so as to permit Symbol to pursue the claims asserted in this case in the Gold litigation described below. As part of the stipulation, Symbol agreed to pay and has since paid $120,000 to Bildstein's counsel for services rendered in the case.


Gold v. Symbol Technologies, Inc., et al.

On December 18, 2003, a derivative action lawsuit was filed in the Court of Chancery of the State of Delaware against Symbol and certain of our former senior management. The complaint alleges that the defendants violated the federal securities laws by issuing materially false and misleading statements from January 1, 1998 through December 31, 2002 that had the effect of artificially inflating the market price of Symbol's securities and that the defendants (1) failed to properly oversee or implement policies, procedures and rules to ensure compliance with federal and state laws requiring the dissemination of accurate financial statements, which ultimately caused Symbol to be sued for, and exposed to liability for, violations of the anti-fraud provisions of the federal securities laws, (2) engaged in insider trading in Symbol's common stock, (3) wasted corporate assets and (4) improperly awarded a severance of

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


approximately $13 million to Tomo Razmilovic, one of our former Presidents and Chief Executive Officers. Plaintiff sought to recover incentive-based compensation paid to certain of our former senior management in reliance on materially inflated financial statements and to impose a trust to recover cash and other valuable assets received by the former senior management defendants and former Symbol board members.



On July 27, 2004, the court approved a settlement that Symbol reached with the plaintiff. The settlement calls for the lawsuit to continue as direct litigation by Symbol on its own behalf against the defendants. As part of the settlement, the plaintiff consents to entry of Symbol's proposed order, under which Symbol will now be the plaintiff in the case. Symbol plans to continue to pursue this lawsuit vigorously and, as part of the settlement, has agreed to pay $185,000 to cover the reasonable legal fees of the plaintiff's lawyers. On October 28, 2004, Symbol filed its amended complaint in this action.


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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


The table below sets forth certain information regarding our executive officers and directors as of the date of this prospectus. Each of our directors serves for a term of one year.



-----------------------------------------------------------------------------------------------
NAME                            AGE   POSITION
-----------------------------------------------------------------------------------------------
William R. Nuti...............  41    President, Chief Executive Officer and Director
Todd A. Abbott................  45    Senior Vice President--Worldwide Operations
John G. Bruno.................  39    Senior Vice President--Corporate Development
Carole DeMayo.................  48    Senior Vice President--Global Human Resources
Mark T. Greenquist............  45    Senior Vice President--Finance and Chief Financial
                                      Officer
Todd Hewlin...................  37    Senior Vice President--Global Products Group
Peter M. Lieb.................  48    Senior Vice President, General Counsel and Secretary
Arthur O'Donnell..............  58    Senior Vice President--Global Services Division and Chief
                                      Quality Officer
James M. Conboy...............  39    Vice President, Controller and Chief Accounting Officer
Salvatore Iannuzzi............  50    Director, Chairman of the Board of Directors
Robert J. Chrenc..............  60    Director
Edward Kozel..................  49    Director
George Samenuk................  49    Director
Melvin A. Yellin..............  61    Director
-----------------------------------------------------------------------------------------------


Mr. Nuti was appointed President, Chief Executive Officer and director in December 2003. Prior to Mr. Nuti's appointment as Chief Executive Officer, he served as President and Chief Operating Officer from July 2002 through December 2003. Mr. Nuti joined Symbol from Cisco Systems, Inc., where he was Senior Vice President of U.S. Theatre and Worldwide Service Provider Operations, responsible for Cisco's field operations, systems engineering, professional services and marketing for the global service provider arena. In his 10-year career at Cisco, Mr. Nuti served as President of EMEA operations, Senior Vice President for Worldwide Service Provider operations, Vice President for Cisco Asia Pacific Region and in various sales management positions.

Mr. Abbott has served as our Senior Vice President--Worldwide Operations since April 2004. Prior to Mr. Abbott's appointment as Senior Vice President--Worldwide Operations, he served Symbol as our Senior Vice President--Worldwide Sales from November 2002 and to April 2004. Mr. Abbott joined Symbol from Cisco Systems, Inc., where he was most recently Group Vice President of Cisco EMEA Service Provider Sales, a position he held for three years. Prior to that, Mr. Abbott served as Cisco's Vice President of Asian operations for 18 months and for 18 months prior to that he served as Cisco's Operations Director for Southeast Asia.


Mr. Bruno serves as our Senior Vice President--Corporate Development. Mr. Bruno joined Symbol as its Senior Vice President--Business Development and Chief Information Officer in November 2002 from Cisco Systems, Inc. At Cisco Systems, Inc. he served as Vice President of Technology Marketing and Vice President of Information Technology from June 2000 to November 2002. Prior to that, Mr. Bruno served as Executive Director of Information


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

Technology for Bristol-Myers Squibb, Inc. from September 1998 to June 2000 and as Director of Information Technology at United Parcel Service from August 1990 to September 1998.

Ms. DeMayo has worked in various human resource positions at Symbol for over eight years, and has served as Symbol's Senior Vice President--Global Human Resources since July 2001.


Mr. Greenquist joined Symbol as its Senior Vice President--Finance and Chief Financial Officer in February 2003 from Agere Systems, Inc., where he was Executive Vice President and Chief Financial Officer from January 2001 to January 2003, responsible for executive management and the oversight of its financial operations. Before joining Agere Systems, Mr. Greenquist was based in Zurich, Switzerland, with General Motors Europe as Vice President of Finance and Chief Financial Officer. In 1986, he joined the New York General Motors finance organization and held a number of positions in GM's New York Treasurer's Office, including corporate finance, capital markets, foreign exchange and commodity hedging and investor relations.


Mr. Hewlin joined Symbol as its Senior Vice President--Global Products Group in June 2003 from The Chasm Group, LLC where he served as a Managing Director since May 2001. Prior to joining The Chasm Group, LLC he was a Managing Director at Internet Capital Group from July 1999 to May 2001 and before that he was a partner at McKinsey & Co., where he served as co-head of its Global Electronic Commerce Practice.

Mr. Lieb joined Symbol as its Senior Vice President, General Counsel and Secretary in October 2003 from International Paper Company, where he served in various senior legal positions including Deputy General Counsel and Chief Counsel for litigation from September 1997 to October 2003. Prior to his tenure at International Paper Company, Mr. Lieb was Assistant General Counsel for GTE Service Corporation, a litigation partner at Jones, Day, Reavis & Pogue and served as an Assistant United States Attorney for the Southern District of New York. Early in his legal career, Mr. Lieb served as a law clerk to U.S. Supreme Court Chief Justice Warren Burger.

Mr. O'Donnell serves as our Senior Vice President--Global Services Division and Chief Quality Officer. Mr. O'Donnell joined Symbol in July 2003 from Solectron Global Services, where he had served for the previous three years as President and Chief Operating Officer of the Solectron Americas Global Services organization. Prior to that, Mr. O'Donnell was Vice President of Services at GTECH Holdings Corporation from 1998 to 2000 and held positions in operations and functional and managerial roles in services, manufacturing and engineering at Digital Equipment Corporation and Compaq Computer Corp. over a 25-year period.

Mr. Conboy joined Symbol as its Vice President, Controller and Chief Accounting Officer in February 2004 from D.P. Healy CPA, P.C., a forensic accounting firm, where he was a director from January 2003 to February 2004. Since March 2003, Mr. Conboy assisted Symbol, in the capacity as a consultant, in various accounting matters related to the restatement of our previously issued financial statements. From January 2000 to December 2002, Mr. Conboy held positions at AT&T Corp. as Financial V.P.--Internal Auditing and Corporate Security and Assistant Corporate Controller. Before joining AT&T Corp., Mr. Conboy was based in Zurich, Switzerland with General Motors Europe as Chief Accounting Officer from June 1998 to December 1999.

Mr. Iannuzzi was elected a director by the board of directors in December 2003 and was appointed non-executive Chairman of the board of directors in December 2003. Mr. Iannuzzi is currently an independent consultant. He was employed as the Chief Administrative Officer and Managing Director of CIBC World Markets, Inc. from April 2000 to July 2004. From 1982 to

2000, he held several senior positions at Bankers Trust Company/Deutsche Bank, including senior control officer and head of corporate compliance.

Mr. Chrenc was elected a director by the board of directors in December 2003. Mr. Chrenc was Executive Vice President and Chief Administrative Officer at ACNielsen, a leading provider of marketing information based on measurement and analysis of marketplace dynamics and consumer attitudes and behavior, from February 2001 until his retirement in December 2001. From June 1996 to February 2001, he served as ACNielsen's Executive Vice President and Chief Financial Officer.


Mr. Kozel was elected a director by the board of directors in April 2004. Mr. Kozel is currently a managing director of Integrated Finance Ltd., an advisory firm, which he joined in January 2004. He was the managing member of Open Range Ventures, a venture capital firm, from December 1999 until January 2004. From 1989 to 1997, he worked at Cisco Systems, Inc. where he held a variety of senior executive roles, including Senior Vice President--Business Development, Chief Technology Officer, and was a member of the board of directors from 1996 to 2002. Mr. Kozel also serves on the boards of directors of Reuters Group PLC (where he is a member of the remuneration committee) and Yahoo!, Inc. (where he serves as Chairman of the audit committee). At no time during their respective periods of employment with Cisco did either Mr. Kozel or Mr. Nuti report to the other.


Mr. Samenuk was elected a director by the board of directors in March 2004. Mr. Samenuk has served as Chief Executive Officer and a director of Network Associates, Inc. since January 2001. In April 2001, Mr. Samenuk was named Chairman of the board of directors of Network Associates. From January 2000 to January 2001, Mr. Samenuk served as President and Chief Executive Officer of TradeOut, Inc., a private online exchange company. From April 1999 to January 2000, Mr. Samenuk served as General Manager, Americas at IBM Corporation. From August 1996 to April 1999, Mr. Samenuk was General Manager, ASEAN/South Asia at IBM Corporation. From January 2001 to September 2002, Mr. Samenuk served as a director of McAfee.com Corporation, including serving as the chairman of its board from March 2001 until September 2002, when Network Associates purchased the minority interest in McAfee.com Corporation.

Mr. Yellin was elected a director by the board of directors in December 2003. Mr. Yellin has been the President of Stone Point Corporation since August 2003. Stone Point Corporation concentrates primarily on risk management and corporate solutions for its corporate clients. From 1999 to July 2003, Mr. Yellin was of counsel to Skadden Arps Slate Meagher & Flom LLP. Prior to that, Mr. Yellin served as Executive Vice President and General Counsel of Bankers Trust Company. In 2002, Mr. Yellin served as Chairman and President of the New York Metropolitan Chapter of the National Association of Corporate Directors and has been a frequent lecturer for The Conference Board on governance issues.

COMMITTEES OF THE BOARD OF DIRECTORS

Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

AUDIT COMMITTEE

The audit committee is currently comprised of Messrs. Chrenc, Iannuzzi and Samenuk. The audit committee is responsible for (1) appointing, compensating, retaining and overseeing the work of the independent auditor, (2) pre-approving the engagement of the independent auditor, (3) reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing audit services to Symbol, (4) meeting with management, the independent auditor and the internal auditor in connection with each annual audit to discuss the scope of the audit, the procedures to be followed and the staffing of the audit, (5) determining whether to recommend to the board of directors that the audited financial statements be included in Symbol's Annual Report on Form 10-K for the fiscal year subject to the audit, (6) reviewing and discussing the quarterly financial statements with management and the independent auditor, (7) reviewing the appointment and replacement of the internal auditor, (8) meeting periodically with Symbol's internal auditor to discuss the responsibilities, budget and staffing of Symbol's internal audit function and any issues that the internal auditor believes warrant audit committee attention and (9) such other matters that are specifically delegated to the audit committee in the audit committee charter.

The board of directors has determined that all of the members of the audit committee are independent within the meaning of SEC regulations, the listing standards of the New York Stock Exchange and Symbol's Corporate Governance Guidelines. The board of directors has determined that Mr. Chrenc is qualified as an independent audit committee financial expert within the meaning of SEC regulations and that he has accounting and related financial management expertise within the meaning of the listing standards of the New York Stock Exchange.

COMPENSATION COMMITTEE

The compensation committee is currently comprised of Messrs. Yellin, Iannuzzi and Kozel. The compensation committee is responsible for (1) reviewing Symbol's compensation philosophy, (2) determining the Chief Executive Officer's compensation, (3) reviewing and approving compensation for all officers, directors and other employees of Symbol or its subsidiaries with a base salary greater than or equal to $250,000 and reviewing and approving all officers' employment agreements and severance arrangements, (4) reviewing the performance of principal senior executives, (5) reviewing a report from Symbol's management regarding the status of Symbol's non-employee director compensation in relation to other U.S. companies of comparable size and Symbol's competitors, (6) managing and reviewing all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans, (7) establishing and reviewing policies concerning perquisite and similar benefits and (8) such other matters that are specifically delegated to the compensation committee in the compensation committee charter.

The board of directors has determined that all of the members of the compensation committee are independent within the meaning of the listing standards of the New York Stock Exchange and Symbol's Corporate Governance Guidelines.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The nominating and corporate governance committee is currently comprised of Messrs. Yellin and Iannuzzi. The nominating and corporate governance committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring the implementation of Symbol's Corporate Governance Guidelines. In addition, the nominating and corporate governance committee develops and reviews background information on candidates for the board of directors and makes recommendations to the board of directors regarding such candidates. The nominating and corporate governance committee also supervises the board of directors' annual review of director independence and the board of directors' performance self-evaluation.

The board of directors has determined that all of the members of the nominating and corporate governance committee are independent within the meaning of the listing standards of the New York Stock Exchange and Symbol's Corporate Governance Guidelines.

BOARD OF DIRECTORS COMPENSATION

BASE COMPENSATION

Members of the board of directors who are not employees of Symbol are paid an annual retainer of $30,000. They also receive a fee of $2,000 for each board of directors meeting they attend. All members of the audit committee, compensation committee and nominating and governance committee other than the chairman receive additional annual retainers in the amount of $25,000, $15,000 and $10,000, respectively. In addition, the chairmen of the audit committee, compensation committee and nominating and governance committee receive additional annual retainers in the total amount of $40,000, $25,000 and $15,000, respectively. Committee members do not receive any additional fees for attending committee meetings.

Directors who are employees do not receive additional compensation for serving as directors or for attending board of directors or committee meetings. Symbol reimburses directors for their expenses in connection with attending meetings of the board of directors or committees of the board of directors.

EQUITY COMPENSATION AWARDS

Directors are eligible to receive equity compensation awards, including option grants and shares of restricted stock, under our 2004 Equity Incentive Award Plan, which became effective in April 2004. See "--Equity compensation plans." In May 2004, we amended our 2004 Equity Incentive Award Plan to provide for formula-based equity compensation awards to our non-employee directors. Following the adoption of this amendment by our board of directors, upon initial election or appointment to our board of directors each new non-employee director will be granted an option to purchase 25,000 shares of our stock and will be awarded 7,500 shares of restricted stock. In addition, each year continuing non-employee directors will be granted an additional option to purchase 15,000 shares of our stock and will be awarded an additional 7,500 shares of restricted stock. Options granted to non-employee directors will have an exercise price equal to the fair market value of our stock on the date of grant and will have a maximum term of ten years. Options and restricted stock awards generally will be made to non-employee directors as of the date of each annual meeting of our stockholders following May 2004 and, subject to the director's service as a director, will vest as of January 1 of the calendar year immediately following the date of grant. As of the date of this prospectus, none of our non-employee directors has received any of these formula-based options or restricted stock awards. However, in May 2004, Mr. Iannuzzi was awarded 10,000 shares of restricted stock, and Messrs. Yellin and Chrenc were each awarded 5,000 shares of restricted stock, under our 2004 Equity Incentive Award Plan. The restrictions with respect to such shares of restricted stock lapse on January 1, 2005 and are subject to forfeiture if the applicable restricted stockholder ceases to be a director prior to such date. These restricted stock awards were granted in recognition of significant contributions made by Messrs. Iannuzzi, Yellin and Chrenc during the period beginning in late 2003 and ending in May 2004 (and, in the case of Mr. Iannuzzi, to reflect his serving as non-executive chairman of the board). Prior to the adoption of the 2004 Equity Incentive Award Plan, our directors who were not also our employees were eligible to receive stock option grants pursuant to two non-employee director option plans. No additional options may be granted under either of these two non-employee director option plans.

The compensation of directors may be modified from time to time by the board of directors if it determines such modification is necessary or appropriate in light of Symbol's needs, best market practices or applicable legal and regulatory changes.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our compensation committee of our board of directors is composed entirely of independent directors. Mr. Yellin became a member of this committee in December 2003, Mr. Iannuzzi joined the compensation committee in January 2004 and Mr. Kozel joined the compensation committee in March 2004. During the last ten years, none of them has been an officer or employee of Symbol.

None of Symbol's executive officers currently serves, or in the past, has served, on the board of directors or compensation committee (or committee performing equivalent functions) of any other company that has or had one or more executive officers serving on Symbol's board of directors or compensation committee.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following summary compensation table sets forth information concerning total compensation earned or paid to (i) each individual who served as our Chief Executive Officer during 2003, (ii) the four other most highly compensated executive officers of Symbol who served in such capacities as of December 31, 2003 and (iii) two additional executive officers of Symbol who would have been included under clause (ii) above, but for the fact that they were no longer employed by Symbol as executive officers as of December 31, 2003, in each case for services rendered to Symbol during each of the past three fiscal years.


-----------------------------------------------------------------------------------------------------------------------------
                                                            ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                                                          ---------------------    ---------------------------
                                                                                    RESTRICTED     SECURITIES     ALL OTHER
                                                           SALARY        BONUS     STOCK AWARDS    UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                        YEAR      ($)          ($)          ($)         OPTIONS (#)      ($)(D)
-----------------------------------------------------------------------------------------------------------------------------
Richard Bravman..................................  2003     750,000     562,205               -        250,000          5,000
   Former Vice Chairman                            2002     580,067           -               -        634,000          5,000
   of the Board of Directors,                      2001     390,330           -               -         90,000          4,250
   Former Chief Executive Officer(a)
William R. Nuti..................................  2003     600,018     450,013               -        250,000          6,000
   President and Chief                             2002     242,315           -       2,992,000(c)     800,000              -
   Executive Officer(b)
Todd A. Abbott...................................  2003     362,237     271,678               -         50,000        321,728(e)
   Senior Vice President--                         2002      48,462      48,462               -        300,000              -
   Worldwide Sales
Mark T. Greenquist...............................  2003     363,849     136,443               -        400,000         13,415(f)
   Senior Vice President--
   Chief Financial Officer

-----------------------------------------------------------------------------------------------------------------------------
                                                            ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                                                          ---------------------    ---------------------------
                                                                                    RESTRICTED     SECURITIES     ALL OTHER
                                                           SALARY        BONUS     STOCK AWARDS    UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                        YEAR      ($)          ($)          ($)         OPTIONS (#)      ($)(D)
-----------------------------------------------------------------------------------------------------------------------------
Carole DeMayo....................................  2003     251,163      75,349               -         37,500          6,236
   Senior Vice President--                         2002     215,738           -               -         59,000          5,736
   Global Human Resources                          2001     186,682           -               -         72,500          5,336
Todd Hewlin......................................  2003     209,136     156,484(i)            -        400,000        377,125(j)
   Senior Vice President--
   Global Products Group
Jerome Swartz....................................  2003     565,250(g)        -               -              -         26,923(k)
   Chief Scientist Emeritus,                       2002   1,000,002           -               -        583,000         76,797(k)
   Former Chief Scientist,                         2001   1,000,002           -               -        300,000         75,325(k)
   Former Executive Chairman of the Board of
   Directors, Former Director
Satya P. Sharma..................................  2003     326,926(h)        -               -         50,000        190,618(l)
   Former Senior Vice President &                  2002     400,005           -               -        176,000          5,500
   General Manager Corporate                       2001     349,566           -               -        120,000          5,100
   Quality and Operations
-----------------------------------------------------------------------------------------------------------------------------


(a) Mr. Bravman resigned the positions of Vice Chairman of the Board and Chief Executive Officer effective as of December 30, 2003.

(b) Mr. Nuti became President and Chief Executive Officer as of December 30,
2003.


(c) Represents a grant of 400,000 fully-vested shares of common stock which had a closing market value on the date of grant equal to $2,992,000. Dividends will be paid with respect to such shares to the extent dividends are otherwise paid with respect to shares of common stock. As of the date of grant, these shares of common stock were deemed to be "restricted securities" as the term is defined in Rule 144 promulgated pursuant to the Securities Act of 1933, as amended, and accordingly, Mr. Nuti's ability to resell these shares may be restricted by applicable federal securities laws. In addition, in connection with his employment agreement with Symbol, Mr. Nuti agreed not to resell or otherwise transfer these shares prior to August 1, 2004. As of December 31, 2003, the aggregate value of these shares was $6,756,000.



(d) Except as otherwise specifically set forth in an individual footnote, represents matching contributions made to Symbol's 401(k) plan.


(e) Represents relocation expenses paid by Symbol in connection with Mr. Abbott's relocation to the Long Island, New York region.

(f) Represents $6,000 in matching contributions made to Symbol's 401(k) plan; and $7,415 in relocation expenses paid by Symbol in connection with Mr. Greenquist's relocation to the Long Island, New York region.


(g) Includes $42,172 paid for unused vacation days in connection with Dr. Swartz's resignation as Executive Chairman of the board of directors and Chief Scientist of Symbol on July 7, 2003.



(h) Includes $102,308 paid for unused vacation days.



(i) Includes $78,058 received as a signing bonus.



(j) Represents $6,000 in matching contributions made to Symbol's 401(k) plan; and $371,125 in relocation expenses paid by Symbol in connection with Mr. Hewlin's relocation to the Long Island, New York region.



(k) With respect to 2003, represents $6,000 in matching contributions to Symbol's 401(k) plan and a non-reimbursable expense allowance of $20,923. With respect to 2002, represents $5,500 in matching contributions to Symbol's 401(k) plan; $31,297 for premiums paid on Dr. Swartz's behalf on term life insurance policies, under which Dr. Swartz's family members are the beneficiaries, and the estimated economic benefit of insurance premium payments made by Symbol for a split-dollar whole life insurance arrangement as projected on an actuarial basis (Dr. Swartz's family members are beneficiaries of these split-dollar policies but, under the arrangement, Symbol will recover all of its premiums paid); and a non-reimbursable expense allowance of $40,000. With respect to 2001, represents $5,100 in matching contributions to Symbol's 401(k) plan; $30,225 for premiums paid on Dr. Swartz's behalf on term life insurance policies, under which Dr. Swartz's family members are the beneficiaries, and the estimated economic benefit of insurance premium payments made by Symbol for the split-dollar whole life insurance arrangement as projected on an actuarial basis (Dr. Swartz's family members are beneficiaries of these split-dollar policies but, under the arrangement, Symbol will recover all of its premiums paid); and a non-reimbursable expense allowance of $40,000. Following the adoption of the Sarbanes-Oxley Act of 2002, no further premium payments were made by Symbol in connection with Dr. Swartz's split-dollar life insurance.



(l) Represents $6,000 in matching contributions to Symbol's 401(k) plan and $184,618 in severance pay in connection with Dr. Sharma's termination of employment effective as of July 11, 2003.

OPTION GRANTS IN LAST FISCAL YEAR

The following table shows all grants of stock options made to the individuals named above in the Summary Compensation Table during the fiscal year ended December 31, 2003. No stock appreciation rights were granted to such individuals in 2003.


----------------------------------------------------------------------------------------------------
                                                         INDIVIDUAL GRANTS
                       ---------------------------------------------------      POTENTIAL REALIZABLE
                                                                                    VALUE AT ASSUMED
                         NUMBER OF     % OF TOTAL                              ANNUAL RATES OF STOCK
                        SECURITIES        OPTIONS                             PRICE APPRECIATION FOR
                        UNDERLYING     GRANTED TO    EXERCISE                     OPTION TERM ($)(A)
                           OPTIONS   EMPLOYEES IN       PRICE   EXPIRATION   -----------------------
NAME                    GRANTED(B)    FISCAL YEAR   ($/SHARE)         DATE           5%          10%
----------------------------------------------------------------------------------------------------
Richard Bravman......      250,000          3.54%       14.02     06/08/13   2,204,276    5,586,067
William R. Nuti......      250,000           3.54       14.02     06/08/13   2,204,276    5,586,067
Todd A. Abbott.......       50,000           0.71       14.02     06/08/13     440,855    1,117,213
Mark T. Greenquist...      400,000           5.66       10.25     03/09/13   2,578,468    6,534,344
Carole DeMayo........       37,500           0.53       14.02     06/08/13     330,641      837,910
Todd Hewlin..........      400,000           5.66       14.02     06/08/13   3,526,841    8,937,708
Jerome Swartz........            -              -           -            -           -            -
Satya P. Sharma......       50,000(c)         0.71      14.02     06/08/13     440,855    1,117,213
----------------------------------------------------------------------------------------------------


(a) Potential realizable value is net of exercise price, but before deduction of taxes associated with exercise. A 0% gain in stock price will result in zero dollars for the optionee. The dollar amounts indicated in these columns are the result of calculations assuming growth rates required by the SEC. These growth rates are not intended to forecast future appreciation, if any, in the price of our common stock.

(b) Subject to the optionee's continued employment with us, each option will become vested and exerciseable with respect to (i) 10% shares covered thereby on the first anniversary of the date of grant and (ii) an additional 15% of the shares covered thereby on each six month anniversary thereafter (until the option becomes fully vested and exercisable with respect to all shares covered thereby on the fourth anniversary of the date of grant). The date of grant was June 8, 2003.

(c) As of July 11, 2003, these options were cancelled in connection with Dr. Sharma's termination of employment with Symbol.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

The following table shows information about unexercised options to purchase the common stock as of December 31, 2003 and the value realized upon the exercise of options in 2003 by the individuals named in the Summary Compensation Table. No stock appreciation rights were exercised by such individuals in 2003 or held by such individuals as of December 31, 2003.


---------------------------------------------------------------------------------------------------------
                                                       NUMBER OF SECURITIES
                         NUMBER OF                   UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                            SHARES                          OPTIONS HELD AT     IN-THE-MONEY OPTIONS HELD
                       ACQUIRED ON                        DECEMBER 31, 2003    AT DECEMBER 31, 2003($)(A)
                       EXERCISE IN      VALUE   ---------------------------   ---------------------------
                              2003   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------------------------------------------------------------------------------------
Richard Bravman......            -          -       308,837         875,350    1,341,394        5,619,554
William R. Nuti......            -          -        80,000         970,000      603,200        6,146,300
Todd A. Abbott.......            -          -        30,000         320,000      218,100        2,106,400
Mark T. Greenquist...            -          -             -         400,000            -        2,656,000
Carole DeMayo........            -          -        83,209         142,350      352,096          578,289
Todd Hewlin..........            -          -             -         400,000            -        1,148,000
Jerome Swartz(b).....            -          -     8,697,746               -   82,684,453                -
Satya P. Sharma(c)...            -          -       919,711               -    7,697,346                -
---------------------------------------------------------------------------------------------------------


(a) Options were "in-the-money" as of December 31, 2003 if the market value of the common stock on that date exceeded the exercise price of the options. The amounts set forth represent the difference between the closing price of the common stock on the New York Stock Exchange on December 31, 2003 ($16.89) and the exercise price payable for those shares.

(b) Includes options to purchase 2,715,937 shares held by trusts for the benefit of his children. The value of these exercisable options was $21,816,822. Dr. Swartz disclaims beneficial ownership of the options held by these trusts. As of June 30, 2003, all of Dr. Swartz's and the trusts' unvested options were canceled in connection with his resignation as Executive Chairman of the board of directors and Chief Scientist of Symbol.

(c) As of July 11, 2003, all of Dr. Sharma's unvested options were canceled in connection with Dr. Sharma's termination of employment with Symbol.

EMPLOYMENT AGREEMENT

In March 2004, we entered into a new employment agreement with Mr. Nuti, the initial term of which expires in July 2009 (subject to year-to-year extensions if neither party gives notice of its intention not to extend the term). Pursuant to the new agreement, Mr. Nuti will receive an annual base salary of $1,000,000. Mr. Nuti's salary will be reviewed annually but may not be decreased. Mr. Nuti also participates in Symbol's Executive Bonus Plan. The target amount of his annual bonus is 100% of his base salary, and the maximum annual bonus that he may receive is 200% of his base salary. If Mr. Nuti's employment is terminated during the term of his employment agreement for any reason (other than due to his death or disability, his termination by Symbol for Cause (as defined in the employment agreement) or his voluntary resignation without Good Reason (as defined in the employment agreement)), Mr. Nuti will receive severance payments equal to 1.5 times the sum of (a) his then-current annual base salary and (b) the greater of the bonus paid him in the fiscal year ending immediately prior to the date of termination or 50% of his target bonus for such year. If Symbol does not extend the term of Mr. Nuti's employment agreement, then Mr. Nuti will receive severance payments equal to the sum of (x) his then-current annual base salary and (y) the greater of the bonus paid him in the fiscal year ending immediately prior to the date of termination or 50% of his target bonus for such year. If there is a Change in Control of Symbol (as defined in the employment agreement) and Mr. Nuti's employment is terminated without Cause or for Good

Reason during the period beginning six months prior to the Change in Control and ending 18 months after the Change in Control, then Mr. Nuti will receive payments equal to three times the sum of (i) his then-current annual base salary and (ii) the target bonus payable to him for the fiscal year ending immediately prior to the date of termination. If any payments made to Mr. Nuti in connection with a Change in Control are subject to an excise tax payable under Section 4999 of the Internal Revenue Code of 1986, as amended, then Symbol will pay Mr. Nuti an additional "gross-up" payment sufficient to place Mr. Nuti in the same after-tax position as he would have been in had the excise tax not applied. The employment agreement also contains restrictive covenants preventing Mr. Nuti from competing with or soliciting Symbol's employees, customers or suppliers for defined periods following the termination of his employment with Symbol, requires him to maintain in perpetuity the confidential information of Symbol, and prohibits him from intentionally disparaging Symbol and its products, among other things. The non-solicitation covenant expires 24 months following Mr. Nuti's termination of employment. The non-compete covenant expires 18 months following Mr. Nuti's termination of employment (other than a termination due to Symbol's non-extension of the employment agreement, in which case the non-compete covenant expires 12 months following such termination). If Mr. Nuti violates any of these covenants, he will forfeit any severance payments not paid to him prior to such violation. The employment agreement that we entered into with Mr. Nuti in March 2004 supersedes an employment agreement that we previously entered into with Mr. Nuti in July 2002, except that the provisions related to the grant of restricted stock to Mr. Nuti in connection with his original employment by Symbol are incorporated into, and are not superseded by, the March 2004 agreement.

AGREEMENTS WITH FORMER EXECUTIVES

Richard Bravman. In a letter dated February 19, 2004 and countersigned by Mr. Bravman on March 1, 2004, we entered into an agreement with Mr. Bravman that provided for his continued employment by Symbol as a senior advisor to Mr. Nuti and the board of directors until July 15, 2004. This letter agreement augmented a prior employment agreement between us and Mr. Bravman pursuant to which Mr. Bravman had received an annual base salary of $750,000. Mr. Bravman was paid a base salary at an annual rate of $750,000 for his employment with Symbol through July 15, 2004 and was eligible to participate in all applicable employee benefits plans of Symbol through such date (except that Mr. Bravman was not eligible to receive any bonus for his services in 2004). Additionally, so long as Mr. Bravman entered into a waiver and release agreement with us, Mr. Bravman was entitled to receive all severance payments as set forth in his original employment agreement with Symbol (subject to adjustment for repayment of Mr. Bravman's loans from Symbol). In July 2004, Mr. Bravman executed a release agreement and received a severance payment in the amount of $1,312,511, the full after-tax amount of which was applied to the repayment of Mr. Bravman's loans from Symbol. As of the date of this prospectus, Mr. Bravman is entitled to receive one additional severance payment from Symbol in the amount of $1.5 million on July 15, 2005. Mr. Bravman is also entitled to continue to receive certain fringe benefits from Symbol (including life, health, disability insurance and the use of an automobile) until July 15, 2005.

Jerome Swartz. On July 7, 2003, we entered into a separation, release and employment agreement with Dr. Swartz. Pursuant to this separation agreement, Dr. Swartz was employed as chief scientist emeritus until July 1, 2004, at a base salary of $1.00 for the term of his employment by Symbol. Dr. Swartz was not eligible to participate in Symbol's Executive Bonus Plan. This separation agreement superseded an employment agreement in effect between us and Dr. Swartz through July 7, 2003, pursuant to which Dr. Swartz received an annual base salary of $1 million.

On June 1, 2004, we entered into an agreement with Dr. Swartz for the mutual release of all claims, except claims arising from a breach of the securities fraud class action settlement agreement and for indemnification under our charter, by-laws and Delaware law. Pursuant to the settlement agreement, Dr. Swartz agreed to pay $14.1 million comprised of the following: (i) $4 million in cash to the class in settlement of the claims made against Dr. Swartz in the securities fraud class action lawsuits, (ii) $7.2 million in cash to Symbol and
(iii) $2.9 million in cash and in the form of surrendered Symbol stock options to Symbol. In addition, Dr. Swartz has agreed not to make any claim against our insurance policies relating to any alleged financial fraud or accounting matters, and we will not incur any indemnification costs relating to any civil, administrative or criminal proceedings or investigations by any government agency unless such government agency is acting in the capacity of a shareholder. Any indemnity by Symbol to Dr. Swartz for attorneys' fees and expenses incurred through June 1, 2004 relating to any alleged financial fraud or accounting matters is limited to $500,000 and all post-June 1, 2004 indemnity rights of Dr. Swartz relating to any alleged financial fraud or accounting matters is limited to $2.5 million.

Satya Sharma. In October 2003, we and Mr. Sharma entered into an agreement concerning the termination of his employment effective July 11, 2003. Under the agreement, Mr. Sharma received severance payments for six months plus a lump sum payment of $50,000, less applicable deductions. Mr. Sharma also received COBRA coverage under Symbol's group health insurance at Symbol's expense through January 11, 2004. In return for these benefits, Mr. Sharma provided Symbol, including its current and former officers, employees, agents and assigns, with a release of any claims arising out of his employment relationship with Symbol, except that the release did not affect his COBRA benefits, vested stock options, benefits under Symbol's Executive Retirement Plan, or any entitlement to indemnification pursuant to the by-laws of Symbol and the laws of the State of Delaware.

Leonard Goldner. On December 15, 2000, we entered into an employment agreement with Mr. Goldner that was scheduled to terminate on December 31, 2005. Mr. Goldner initially received an annual base salary of $415,800 which increased to $457,380 through 2001. His annual base salary was increased to $465,775 prior to his resignation as of June 30, 2003.


On July 8, 2003, we entered into an interim resignation agreement with Mr. Goldner for his resignation effective June 30, 2003 that provides that, until a definitive agreement is negotiated between the parties with respect to the terms and conditions of his resignation, Mr. Goldner may serve as a legal consultant to Symbol, at a rate of $475 per hour, primarily in connection with our current and ongoing intellectual property litigation matters. Symbol may terminate this consulting arrangement at any time in its sole and absolute discretion. In this interim resignation agreement, neither Symbol nor Mr. Goldner waived any rights, remedies or claims against the other. On June 9, 2004, we entered into a tolling agreement with Mr. Goldner providing that for the nine month period beginning February 1, 2004 and ending November 1, 2004, neither party shall commence any action or assert any cross-claim or counterclaim against the other. On October 13, 2004, the parties entered into an agreement to extend the tolling period under the tolling agreement until November 1, 2005. Both parties have reserved all rights and claims against the other in connection with this agreement.


Tomo Razmilovic. On July 1, 2000, we entered into an employment agreement with Mr. Razmilovic, one of our former Presidents, Chief Executive Officers and directors, that was scheduled to terminate on June 30, 2005. Under that agreement, Mr. Razmilovic received a base salary at an annual rate of $1 million until his resignation from Symbol, effective as of February 14, 2002.

In February 2002, we entered into new agreements with Mr. Razmilovic that superseded and replaced the earlier agreement. The new agreements provided for:

 -- the payment to Mr. Razmilovic of $5 million in March 2002;

 -- the payment to Mr. Razmilovic of $2 million in May 2003; and

 -- the termination and cancellation of 1,818,750 outstanding stock options previously granted to Mr. Razmilovic.

The agreements provided for Mr. Razmilovic to remain as a full-time employee through May 6, 2002 at an annual salary of $1 million and then to be employed on a part-time and consulting basis for a period of five years beginning May 7, 2002. Pursuant to these agreements, Mr. Razmilovic was entitled to receive $200,000 per annum during this five year period and was to continue to participate in fringe benefit programs in effect as of February 14, 2002.


On May 6, 2003, we entered into a tolling agreement with Mr. Razmilovic that suspended the obligations of both parties under the 2002 agreements for a period of 12 months beginning April 1, 2003 and ending March 31, 2004. Pursuant to the tolling agreement, the payment to Mr. Razmilovic of $2 million in May 2003 was not made by Symbol. On March 18, 2004, the parties entered into an agreement to extend the tolling period under the tolling agreement until December 31, 2004. In October 2004, Symbol determined that Mr. Razmilovic's failure to disclose to Symbol, at the time of the negotiation of the 2002 agreements, the material facts concerning his involvement in fraudulent conduct during his tenure at Symbol constituted fraud in the inducement and renders the 2002 agreements voidable. As such, Symbol maintains that it has no further liability to Mr. Razmilovic with respect to the 2002 agreements.


EQUITY COMPENSATION PLANS

We currently maintain the 2004 Equity Incentive Award Plan (the "2004 Plan"), the 2001 Non-Executive Stock Option Plan (the "2001 Plan"), the 1997 Employee Stock Option Plan (the "1997 Plan"), the 1991 Employee Stock Plan, the 1990 Non-Executive Stock Option Plan and two additional option plans for the benefit of our non-employee directors. As of June 30, 2004, the total number of options outstanding under all of Symbol's option plans (including all director option plans) was 31,955,536. The weighted average exercise price of such options was $14.60 per share and the weighted average term to expiration was 6.2 years.

In April 2004, Symbol adopted the 2004 Plan in connection with which all existing Symbol stock option plans were amended to provide that no further options will be granted under Symbol's other option plans. In May 2004, the compensation committee granted "performance vesting" restricted stock awards to certain senior executives of Symbol pursuant to the 2004 Plan. The vesting of such restricted stock awards may be accelerated if Symbol attains specified "return on net asset" targets. Such restricted stock awards are intended to align the interests of such senior executives with the interests of Symbol's stockholders and to support the retention of such senior executives. Also in May 2004, we amended the 2004 Plan to provide for formula-based equity compensation awards to our non-employee directors and we awarded shares of restricted stock to certain non-employee directors in recognition of their significant contributions to Symbol. See"--Board of directors compensation--Equity compensation awards."

Options outstanding under the 2001 Plan and the 1997 Plan generally have a maximum term of 10 years and an exercise price equal to 100% of the fair market value of our common stock on the date of grant. All options outstanding under the 2001 Plan and the options granted to non-executive officers and outstanding under the 1997 Plan generally become vested with respect to 20% of the shares covered thereby on the first anniversary of the date of grant and with respect to 10% of the shares covered thereby every six months thereafter. Options granted to executive officers and outstanding under the 1997 Plan generally become vested with respect to 10% of the shares covered thereby on the first anniversary of the date of grant and with respect to 15% of the shares covered thereby every six months thereafter.

STOCK OWNERSHIP GUIDELINES

In 2002, we adopted the 2002 Executive Stock Ownership and Retention Program, which replaced a similar program that had been in existence since 1995. Under the program, without the compensation committee's prior permission, if an executive has not attained the minimum requirements described below, his ability to exercise options or sell shares is limited. Executive officers must agree to participate in the program to be eligible to receive options or stock awards after May 6, 2002. All of our current executive officers have agreed to participate in the program. In connection with its ongoing review of Symbol's compensation policies, the compensation committee is currently evaluating the program and intends to present recommendations regarding the adoption of a new program to the full board of directors upon completion of its review.

The program limits the exercise of vested options unless the executive either
(i) retains all shares acquired upon exercise (net of shares used to pay for the exercise price and taxes resulting from such exercise) or (ii) meets and will continue to meet the equity interest requirement described below after the exercise and sale of shares acquired upon exercise. The equity interest requirement provides that the combined value of the common stock and vested options held by the executive, each valued at the then-current market price of our common stock, must be equal to or greater than a designated multiple of the executive's annual base salary plus target bonus.

If the equity interest requirement is satisfied, the program allows for the exercise of vested options if (i) at least 50% of the net after tax proceeds from the exercise of such options (other than options awarded in connection with an executive's initial hire or initial promotion to an executive officer position, or options already held by a person prior to such promotion) is retained in the form of shares of our common stock or (ii) the executive owns shares of our common stock having a market value equal to a specified multiple of his or her base salary.

--------------------------------------------------------------------------------------------------
                                                                                             SHARE
                                                          EQUITY INTEREST                OWNERSHIP
POSITION                                                      REQUIREMENT              REQUIREMENT
--------------------------------------------------------------------------------------------------
Chairman of the Board of
   Directors......................  7 times base salary plus target bonus      5 times base salary
Chief Executive Officer/
   Chief Operating Officer........  5 times base salary plus target bonus      3 times base salary
Executive/Senior Vice President...  2 times base salary plus target bonus      2 times base salary
Vice President....................  2 times base salary plus target bonus      1 times base salary
--------------------------------------------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

We maintain the Symbol Technologies, Inc. Employee Stock Purchase Plan (the "ESPP") for the benefit of our eligible employees. We originally adopted the ESPP in 1997. The total number of shares of common stock reserved and available for distribution under the ESPP is 250,000. As of June 30, 2003, due to our delinquency in filing our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 with the SEC, as required by the Exchange Act, we were deemed not to have an effective registration statement covering the purchases of shares by participating employees pursuant to the ESPP. As a result, we were not able to issue shares to participants with respect to the January 1, 2003 through June 30, 2003 payment period, nor were we permitted to conduct an open enrollment for new participants in the ESPP. As of December 31, 2003, we still were deemed not to have an effective registration statement covering the purchase of shares by participating employees pursuant to the ESPP, and as a result, effective January 1, 2004, we suspended the withholding of participant payroll deductions. On February 25, 2004, we filed the delinquent Quarterly Reports on Form 10-Q with the SEC, thereby curing the deficiency and causing the plan to once again satisfy the requirements of Section 423 of the Internal Revenue Code. Thereafter, the participants' accumulated amounts for the extended payment period were used to purchase shares of stock at 85% of the closing price on January 1, 2003, which represented the lesser of the closing prices at the beginning and end of the extended payment period. As of July 1, 2004, eligible employees were again allowed to participate in the ESPP with respect to the payment period beginning July 1, 2004 and payroll deductions were resumed.

Subject to the limits of the ESPP, eligible employees may purchase shares of our common stock as of the last day of each payment period. The ESPP provides for two payment periods each calendar year. The first payment period begins on January 1 and ends on June 30, and the second payment period begins on July 1 and ends on December 31. With respect to each payment period, the purchase price of shares of common stock under the ESPP will be the lesser of: (1) 85% of the fair market value of the shares on the first business day of the payment period; or (2) 85% of the fair market value of the shares on the last business day of the payment period. Employees pay for shares of stock purchased under the ESPP via payroll deductions in an amount designated by the employee, but not less than 2% or more than 10% of the employee's base salary. The amounts so deducted are paid to us and the number of shares of common stock purchased by each participating employee are credited to an account established for the employee.

The maximum number of shares that may be purchased by an employee in any payment period is 2,500. Also, no employee may receive an option under the ESPP that permits the employee's right to purchase stock under the ESPP to accrue at a rate that exceeds $25,000 of stock (determined as of the first day of a payment period) in any calendar year.

An employee's continuing participation in the ESPP will terminate upon, and no additional purchases of common stock under the ESPP will be made on behalf of such employee following, the employee's termination of employment. All amounts previously deducted via payroll deduction and held in the employee's account at the time of termination of employment (less amounts previously used to purchase shares of common stock on behalf of the employee) will be refunded to the employee without interest.

The ESPP is generally administered by our board of directors or a committee designated by our board to administer the ESPP. Our board of directors may amend, suspend or terminate the

ESPP at any time. However, the ESPP may not be amended to increase the maximum number of shares of common stock subject to the ESPP or to change the designation or class of employees eligible to participate under the ESPP without approval of our stockholders.

401(K) PLAN

Our U.S. employees are eligible to participate in a 401(k) defined contribution plan after 90 days of service. With some limitations, a participant may make pre-tax contributions to the plan. Except for participants over the age of 50, the maximum contribution a participant was allowed to make in 2003 was $12,000 and in 2004 is $13,000. Participants over the age of 50 were entitled to contribute a maximum of $14,000 in 2003 and will be entitled to contribute up to $16,000 in 2004. The plan matches 50% of up to 6% of eligible compensation contributed by each participant during each pay period. The employee's contribution is vested immediately. Our contribution is 100% vested after one year of service. Amounts accumulated under the plan are normally paid to a participant on retirement or termination of employment. Payments depend on the following: the amounts contributed by the participant; the manner in which contributions have been invested; the amount of any prior withdrawal; and other factors as detailed in the plan.

EXECUTIVE RETIREMENT PLAN

Our Executive Retirement Plan is a non-qualified deferred compensation plan for a select group of senior management employees. The compensation committee of the board of directors selects participants. Currently, Messrs. Abbott, Bruno, Greenquist, Hewlin, Lieb and Nuti and Ms. DeMayo are participants in the Executive Retirement Plan. The following table illustrates the estimated annual retirement benefits payable under the Executive Retirement Plan to a participant at specified average compensation levels and years of service.

                               PENSION PLAN TABLE

-------------------------------------------------------------------------------------------
                                                                           YEARS OF SERVICE
3-YEAR AVERAGE ANNUAL                                    ----------------------------------
COMPENSATION                                                    5           10           15
-------------------------------------------------------------------------------------------
$  400,000                                               $100,000   $  200,000   $  200,000
   800,000                                                200,000      400,000      400,000
 1,200,000                                                300,000      600,000      600,000
 1,600,000                                                400,000      800,000      800,000
 2,000,000                                                500,000    1,000,000    1,000,000
 2,400,000                                                600,000    1,200,000    1,200,000
-------------------------------------------------------------------------------------------

On January 1, 2004, Messrs. Abbott, Bruno and Nuti and Ms. DeMayo had one, one, one and two years of credited service, respectively. On January 1, 2004, Messrs. Greenquist, Hewlin and Lieb each had zero years of credited service. Benefits under the Executive Retirement Plan are not offset for Social Security benefits. Benefits payable under the Executive Retirement Plan will be reduced by the value of any retirement income of the participant attributable to contributions by us to any qualified pension plan adopted by us (excluding our 401(k) plan).

Under the Executive Retirement Plan, the maximum benefit a participant may be paid is the participant's average compensation (base salary plus accrued bonus) for the three highest fiscal years in the five-year period immediately prior to the date the participant is no longer a plan participant multiplied by five ("Benefit Ceiling Amount"). After five successive years of participation in the Executive Retirement Plan, a participant is entitled to 50% of the Benefit Ceiling Amount. After each additional full year of participation in the Executive Retirement Plan up to five additional years of participation, a participant is entitled to an additional 10% of the Benefit Ceiling Amount. Benefits are normally payable in equal monthly installments over a 10-year period after retirement, beginning after the participant attains age 65 or age 60 with at least 15 years of credited service. Participants with more than 10 years of credited service will receive 12 equal monthly installments for each full year of creditable service above 10 years, with a maximum of five additional years of service. Upon death or disability, payment is accelerated and made in a lump sum but the amount is reduced to the then present value of the benefit payments which would have been made under the normal mode of payment.

         EQUITY COMPENSATION PLAN INFORMATION (AS OF DECEMBER 31, 2003)
--------------------------------------------------------------------------------

                                                                                                  (C)
                                                                                 NUMBER OF SECURITIES
                                                                              REMAINING AVAILABLE FOR
                                               (A)                      (B)     FUTURE ISSUANCE UNDER
                        NUMBER OF SECURITIES TO BE         WEIGHTED-AVERAGE       EQUITY COMPENSATION
                           ISSUED UPON EXERCISE OF        EXERCISE PRICE OF          PLANS (EXCLUDING
                              OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,   SECURITIES REFLECTED IN
                               WARRANTS AND RIGHTS      WARRANTS AND RIGHTS               COLUMN (A))
                        --------------------------     --------------------   -----------------------
PLAN CATEGORY                    12/31/03                          12/31/03                  12/31/03
-----------------------------------------------------------------------------------------------------
Equity compensation
   plans approved by
   security
   holders(a).........                  19,276,745                   $10.64                 8,023,013(c)
Equity compensation
   Plans not approved
   by security
   holders(b).........                  20,767,405                   $14.40                 4,528,845
   Total(*)...........                  41,161,947(d)                $12.75                12,551,858
-----------------------------------------------------------------------------------------------------

* These amounts include stock options that Symbol assumed under the 1990 Employee and 1990 Non-Employee Stock Option plans of Telxon Corporation, pursuant to which such stock options are exercisable for 1,117,797 shares of common stock and 732,192 shares of common stock effective December 31, 2003 and March 1, 2004, respectively. These options have a weighted average exercise price of $18.56 per share and $17.80 per share effective December 31, 2003 and March 1, 2004, respectively. No awards have been made under these plans since their assumption by Symbol.

(a) Approved Plans: 1991 Employee Stock Plan, 1994 Directors' Stock Option Plan, 1997 Employee Stock Option Plan, 1997 Employee Stock Purchase Plan, 2000 Directors' Stock Option Plan, the 2002 Directors' Stock Option Plan and the 2004 Equity Incentive Award Plan.

(b) Non-Approved Plans: 1990 Non-Executive Stock Option Plan, 1998 Directors' Warrants, 1999 Directors' Warrants and 2001 Non-Executive Stock Option Plan.

(c) Of these shares, 1,804,575 shares remain available for purchase under the 1997 Employee Stock Purchase Plan.

(d) The weighted average term for these options is 5.1 years.

Under the 1990 Non-Executive Stock Option Plan, the compensation committee of the board of directors was permitted to grant options to key employees of Symbol and its subsidiaries other than executive officers, with similar terms and vesting periods as those contained in the 2001 Plan. The 1990 Non-Executive Stock Option Plan terminated on April 30, 2003.

In January 1998, pursuant to the 1998 Directors' Warrants, certain members of the then-current board of directors were awarded warrants to purchase 15,000 shares (pre-split) of common stock at an exercise price of $24.88 (pre-split) per share, which was the closing price of Symbol's common stock on the date such warrants were granted. The warrants have a term of ten years and all such warrants are currently exercisable. None of our current directors received warrants under this plan.

In May 1999, pursuant to the 1999 Directors' Warrants, certain members of the then-current board of directors were awarded warrants to purchase 15,000 shares (pre-split) of common stock. The exercise price of those options and warrants was $35.54 (pre-split) per share, which was the closing price of Symbol's common stock on the date such warrants were granted. The warrants have a term of ten years and all such warrants are currently exercisable. None of our current directors has received warrants under this plan.

STOCKHOLDER RETURN PERFORMANCE PRESENTATION

The following chart shows a comparison of the yearly performance change in an investment of $100 in the common stock compared to an investment of $100 in the Standard & Poor's Composite 500 Stock Index and the Standard & Poor's Technology Sector Index for a five year period beginning January 1, 1998 and ending December 31, 2003. The chart assumes that all dividends will be reinvested.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

                        AMONG SYMBOL, THE S&P 500 INDEX

                    AND THE S&P INFORMATION TECHNOLOGY INDEX

-------------------------------------------------------------------------------------------
                                           12/98    12/99    12/00    12/01   12/02   12/03
-------------------------------------------------------------------------------------------
Symbol...................................  100.00   149.25   126.84   84.00   43.57   89.68
S&P 500..................................  100.00   121.04   110.02   96.95   75.52   97.18
S&P Information Technology...............  100.00   178.74   105.63   78.31   49.01   72.16
-------------------------------------------------------------------------------------------

* $100 invested on 12/31/98 in stock or index-including reinvestment of all dividends. Fiscal year ending December 31.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT


The following table sets forth the beneficial ownership of the common stock as of November 1, 2004 by (i) those persons known by us to own beneficially more than 5% of the outstanding common stock; (ii) each current executive officer named in the Summary Compensation Table; (iii) two additional executive officers of Symbol who would have been included under clause (ii), above, but for the fact that they were no longer employed by us as executive officers as of December 31, 2003; (iv) each director; and (v) all current directors and executive officers, as a group.



--------------------------------------------------------------------------------------------------
NAME OF INDIVIDUAL OR                                   AMOUNT AND NATURE OF           % OF COMMON
IDENTITY OF GROUP                                    BENEFICIAL OWNERSHIP(1)              STOCK(2)
--------------------------------------------------------------------------------------------------
FMR Corp..........................................                34,529,105(3)              14.9%
   82 Devonshire Street
   Boston, Massachusetts 02109
William R. Nuti...................................                   977,500(4)                  *
Todd A. Abbott....................................                   252,500(5)                  *
Todd Hewlin.......................................                   205,000(6)                  *
Mark T. Greenquist................................                   172,000(7)                  *
Carole DeMayo.....................................                   145,347(8)                  *
Salvatore Iannuzzi................................                    60,000(9)                  *
Robert Chrenc.....................................                    55,000(10)                 *
Melvin A. Yellin..................................                    55,000(11)                 *
Edward Kozel......................................                    50,000(12)                 *
George Samenuk....................................                    50,000(13)                 *
Richard Bravman...................................                   549,609(14)                 *
Jerome Swartz.....................................                 9,260,615(15)                 *
Satya P. Sharma...................................                 1,130,811(16)                 *
All current executive officers and directors as a
   group (consisting of 14 individuals)...........                 2,022,347(17)                 *
--------------------------------------------------------------------------------------------------


* Less than 1%.


(1) The amounts shown are the number of shares of the common stock owned beneficially (as determined in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934 ("Exchange Act")) as of November 1, 2004 (except for FMR Corp., where the amounts are as of February 17, 2004, which is the most recent filing by FMR Corp.'s on Schedule 13G) and Messrs. Swartz and Sharma where the amounts are as of June 30, 2003. The persons identified in this table have sole voting and investment power over the shares of the common stock stated above, except as stated otherwise in these footnotes. This chart was prepared from information the directors and executive officers have given to us and from publicly available documents filed or furnished to the SEC.



(2) The percentages shown represent the percentages beneficially owned of the outstanding common stock as of August 15, 2004 except for Richard Bravman, where the amounts are as of February 15, 2004, FMR Corp., where the amounts are as of February 17, 2004 and Messrs. Swartz and Sharma, where the amounts are as of June 30, 2003.


(3) All information regarding FMR Corp. and its affiliates is based on information disclosed in a Schedule 13G/A filed by FMR Corp., Edward C. Johnson 3rd and Abigail P. Johnson on February 17, 2004 ("FMR Schedule 13G/A"), which is the most recent filing by FMR Corp. on Schedule 13G. According to the FMR
Schedule 13G/A, Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 31,586,280 shares and the sole power to vote or direct the vote of these 31,586,280 shares resides with Edward C. Johnson 3d, FMR Corp. and the Boards of Trustees of the various Fidelity funds. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 2,415,662 shares and the sole power to vote or direct the vote of these 2,415,662 shares resides with Edward C. Johnson 3d and FMR Corp. Through Strategic Advisers, Inc., a wholly-owned subsidiary of FMR Corp., FMR owns 1,363 shares of Symbol. Fidelity International Limited ("FIL") is the beneficial owner of 525,800 shares of Symbol. FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Exchange Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other entity within the meaning of Rule 13d-3 promulgated under the Exchange Act. Therefore, they are of the view that the shares held by the other entity need not be aggregated for purposes of Section 13(d).


(4) This number includes 382,500 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004, 400,000 unrestricted shares and 195,000 restricted shares owned by Mr. Nuti. Pursuant to Rule 10b5-1 of the Exchange Act, on August 31, 2004, Mr. Nuti entered into an agreement to sell 400,000 shares of his unrestricted stock. Under the plan, Mr. Nuti has agreed to sell the shares at a minimum sales price of $16.00 per share at various times during the period commencing December 15, 2004 and ending December 15, 2005.



(5) This number represents 132,500 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 120,000 restricted shares owned by Mr. Abbott.



(6) This number represents 100,000 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 105,000 restricted shares owned by Mr. Hewlin.



(7) This number represents 100,000 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 72,000 restricted shares owned by Mr. Greenquist.



(8) This number includes 143,734 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 1,613 shares owned by Ms. DeMayo.



(9) This number represents 50,000 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 10,000 restricted shares owned by Mr. Iannuzzi.



(10) This number represents 50,000 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 5,000 restricted shares owned by Mr. Chrenc.



(11) This number represents 50,000 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 5,000 restricted shares owned by Mr. Yellin.



(12) This number includes 50,000 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 by Mr. Kozel.



(13) This number includes 50,000 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 by Mr. Samenuk.



(14) This number includes 417,437 shares that may be acquired upon the exercise of options within 60 days of February 15, 2004 and 132,172 shares owned by Mr. Bravman. All of Mr. Bravman's unvested options were cancelled in connection with his departure from Symbol, effective as of July 15, 2004.



(15) This number includes:



    -- 5,981,809 shares which could have been acquired upon the exercise of options within 60 days of June 30, 2003.



    -- 86,736 shares owned by his wife.



    -- 173,152 shares held in trust which of Dr. Swartz was the income beneficiary and his children were the residual beneficiaries. All of these shares were subject to "European Collar" arrangements.



    -- 2,908,050 shares owned by Dr. Swartz. 757,404 of these shares were subject to "European Collar" arrangements. Dr. Swartz had shared investment power over the shares covered by these arrangements.



    -- 110,868 shares held by charitable trusts.



    -- Dr. Swartz disclaimed beneficial ownership of shares owned by or for the benefit of members of his family, and held by charitable trusts.



(16) This number included 935,811 shares could have been acquired upon the exercise of options within 60 days of June 30, 2003 and 195,000 shares owned by Dr. Sharma.



(17) This number includes 1,295,734 shares that may be acquired upon the exercise of options within 60 days of November 1, 2004 and 761,000 restricted shares and excludes any shares beneficially owned by Messrs. Bravman, Swartz and Sharma as they were no longer executive officers as of such date.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 2000, we entered into a new employment agreement with Raymond Martino, a then-current member of our board of directors and a former President, that terminates on February 15, 2005. He is employed as a part-time consultant, assisting the non-executive chairman of the board of directors and the CEO and President. In 2004, Mr. Martino will receive $100,000 pursuant to his agreement.

Raymond Martino's son, Raymond Martino, Jr., is employed by us as Vice President--Technology Strategy. Mr. Martino, Jr.'s aggregate compensation for fiscal year 2003 was $294,353. His compensation is not subject to approval by the board of directors. On June 9, 2003, Mr. Martino, Jr. was awarded options under our 2001 Plan to purchase 10,000 shares of our common stock at an exercise price of $14.02 per share, which was the closing price of our common stock on the New York Stock Exchange on the date the option was granted. Twenty percent of these options vested on June 9, 2004 and 10% will vest on December 9, 2004 and each of the seven next consecutive six-month anniversary dates of that date.

Raymond Martino's daughter, Denise Martino, was employed by us as a marketing manager in the Business Operations and Planning Division until August 2003. Ms. Martino's aggregate compensation for the fiscal year 2002 was $87,759. On February 19, 2002, Ms. Martino was awarded options under our 2001 Plan to purchase 500 shares of our common stock at an exercise price of $8.09 per share, which was the closing price of our common stock on the date the option was granted. Twenty percent of these options vested on January 1, 2003 and 10% vested on July 1, 2003. The remaining options were canceled in August 2003. On August 12, 2002, Ms. Martino was awarded options under our 2001 Plan to purchase 500 shares of our common stock at an exercise price of $9.05 per share, which was the closing price of our common stock on the date the option was granted. Twenty percent of these options vested on August 12, 2003, and the remaining options were canceled as of August 22, 2003.

In January 2003, we loaned $500,000, interest free, to John Bruno, our current Senior Vice President--Business Development and Chief Information Officer, who, at such time, was not an "executive officer" as such term is used in the Sarbanes-Oxley Act of 2002 or an "officer" as such term is defined in Rule 16a-1(f) of the Exchange Act and for purposes of Section 16(a) of the Exchange Act. As of March 1, 2004, this loan was repaid in full by Mr. Bruno. On March 10, 2004, the board of directors appointed Mr. Bruno an executive officer of Symbol.

Jerome Swartz's daughter, Nikola Swartz, was employed by us as an account manager in the Northern Sales Division until December 2003. Ms. Swartz's aggregate compensation for the fiscal year ending 2002 was $72,710.

We loaned $1 million to Mr. Bravman in February 2002 and $500,000 in October 1999. These loans to Mr. Bravman were made prior to the adoption of the Sarbanes-Oxley Act and thus were "grandfathered" and not subject to the prohibition against loans to an "executive officer" as such term is used in the Sarbanes-Oxley Act. Mr. Bravman repaid these loans in full in July 2004, as required by the letter agreement Mr. Bravman entered into with us in connection with his termination of employment. See "Management--Executive compensation-- Agreements with former executives--Richard Bravman."

In 2001, Computer Associates International, Inc. ("Computer Associates"), for which Charles Wang, one of our former directors, was Chairman, purchased goods and services from us in the aggregate amount of $5,955 and we purchased $411,045 in goods and services from Computer

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

Associates. In 2002, we incurred $430,949 for goods and services purchased from Computer Associates. In 2001 and 2002, we made payments for purchased goods and services from the New York Islanders Hockey Club, in which Mr. Wang owns a controlling interest, totaling $225,587 and $74,183, respectively.

In addition, we have entered into certain agreements with management. See "Management--Executive compensation."

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

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

We have the authority to issue the following total number of shares of capital stock:


 -- 600,000,000 shares of common stock, $.01 par value, of which 269,048,216 shares were issued (240,851,048 shares were outstanding) as of November 15, 2004; and


 --  10,000,000 shares of preferred stock, $1.00 par value.

Upon completion of this offering, there will be      shares of common stock
issued (          shares outstanding) and no shares of preferred stock
outstanding. The following description is qualified in its entirety by reference to all of the provisions of our certificate of incorporation, as amended, and amended and restated by-laws, which are exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to share in any distribution of our assets after payment of liabilities and the liquidation preference of any of our outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock.

PREFERRED STOCK

Our board of directors is authorized to issue up to 10 million shares of preferred stock, in one or more series, having such number of shares, designation, relative voting rights, dividend rights, dividend rates, conversion rights, rights and terms of redemption (including any sinking fund provisions), the redemption price or prices, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval.

RIGHTS AGREEMENT

On August 13, 2001, we entered into a rights agreement pursuant to which each share of our common stock has one right attached to it. Each right entitles the holder to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $1.00 per share, at a purchase price to be determined by our board of directors. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and The Bank of New York, as rights agent. A copy of the rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights have not expired or are no longer redeemable by us.

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

If any person or group, other than one involving us, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, or commences or announces an intention to make a tender offer or exchange offer the consummation of which would result in such person or group owning 15% or more of our common stock, the "flip-in" provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person (as to whom such rights will be void) to acquire a number of additional shares of common stock having a market value of twice the purchase price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current purchase price, a number of shares of the acquiring or surviving company's common stock having a value at that time of twice the right's exercise price.

The rights will expire upon the tenth anniversary of the date of the rights agreement unless such date is extended or the rights are earlier redeemed or exchanged by us. At no time will the rights have any voting rights. The provisions of the rights agreement may be amended by our board of directors under certain circumstances.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us under certain circumstances. Accordingly, the existence of the rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of the stockholders. For additional anti-takeover provisions relating to Symbol, see "--Anti-takeover effects of provisions of Delaware law and our charter documents."

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER DOCUMENTS

CERTIFICATE OF INCORPORATION AND BY-LAWS

Certain provisions of our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in the stockholder's best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a stockholder.

Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors or any vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, may be filled only by vote of a majority of our directors then in office. Additionally, a decrease in the number of directors constituting the board of directors will not shorten the term of any incumbent director. These limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of Symbol.

Our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to us by delivery to our registered office in the State of Delaware, our principal place
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

of business, or an officer or agent of ours having custody of the book in which proceedings of meetings of stockholders are recorded.

Our certificate of incorporation and by-laws also provide that, except as otherwise prescribed by statute, a special meeting of stockholders for any purpose may be called only by the chairman of the board of directors, or if no chairman of the board of directors is then serving by the president, by the board of directors or by the secretary at the request in writing of a majority of the board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Our certificate of incorporation provides for 10 million authorized shares of preferred stock. Our board of directors may establish one or more series of preferred stock and fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, the redemption price or prices, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition or control of Symbol.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

The Delaware General Corporation Law ("DGCL") authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for actions taken as a director, except for liability:

 -- for breach of duty of loyalty;

 -- for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

 -- under Section 174 of the DGCL (unlawful dividends); or

 -- for transactions from which the director derived improper personal benefit.

Our certificate of incorporation and by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers, employees or agents for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even thought such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be

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

adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers.

DELAWARE TAKEOVER STATUTE

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

 -- Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

 -- Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

 -- On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is any person who, together with affiliates and associates, is the owner of 15% or more of a corporation's outstanding voting stock or is an affiliate or associate of the corporation and did own 15% or more of a corporation's outstanding voting stock within the three years prior to the determination of interested stockholder status. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our by-laws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

We have appointed The Bank of New York as the transfer agent and registrar for our common stock.

LISTING

Our common stock is listed on the New York Stock Exchange under the symbol
"SBL."

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

  MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON
                                     STOCK

The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

 -- an individual citizen or resident of the United States;

 -- a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

 -- an estate whose income is subject to U.S. federal income tax regardless of its source; or

 -- a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special circumstances. U.S. expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult its own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock (the tax treatment of which is described below).

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

Amounts treated as dividends paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid Internal Revenue Service ("IRS") Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a United States trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

GAIN ON DISPOSITION OF COMMON STOCK

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

 -- the gain is effectively connected with a United States trade or business of the non-U.S. holder or, if so provided by an applicable tax treaty, is attributable to a United States permanent establishment maintained by such non-United States holder;

 -- the non-U.S. holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

 -- our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" ("USRPHC") for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax imposed on net income on the same basis that

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

applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if
(1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50% of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

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

                                  UNDERWRITING


We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. ("JPMorgan") is acting as representative of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:


------------------------------------------------------------------------------
                        UNDERWRITERS                          NUMBER OF SHARES
------------------------------------------------------------------------------
J.P. Morgan Securities Inc..................................
Banc of America Securities LLC..............................
UBS Securities LLC..........................................
Wachovia Capital Markets, LLC...............................
Robert W. Baird & Co. ......................................
Bear, Stearns & Co. Inc. ...................................
Lazard Freres & Co. LLC.....................................
Thomas Weisel Partners LLC..................................
                                                              ----------------
   Total....................................................
------------------------------------------------------------------------------

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus and to
certain dealers at that price less a concession not in excess of $     per
share. Any such dealers may resell shares to certain other brokers or dealers at
a discount of up to $     per share from the public offering price. After the
public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to           additional shares of
common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

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

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock.
The underwriting fee is $     per share. The following table shows the per share
and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

UNDERWRITING DISCOUNTS AND COMMISSIONS

---------------------------------------------------------------------------------------------
                                                                     WITHOUT        WITH FULL
                                                              OVER-ALLOTMENT   OVER-ALLOTMENT
                                                                    EXERCISE         EXERCISE
---------------------------------------------------------------------------------------------
Per Share...................................................       $                $
Total.......................................................       $                $
---------------------------------------------------------------------------------------------

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately
$          .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of JPMorgan for a period of 90 days after the date of this prospectus.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of JPMorgan, (1) offer, pledge, announce the intention to sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Additionally, our directors and executive officers have agreed not to, within the above-mentioned 90-day period without the prior written consent of JPMorgan, make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible or exchangeable for common stock.

The foregoing restrictions do not apply to:

 -- shares of common stock or other securities acquired in open market transactions after the completion of this offering;

 -- bona fide gifts of shares of common stock, provided the recipient agrees in writing with JPMorgan on behalf of the underwriters to be bound by the terms of the lock-up agreement;

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

 -- dispositions of shares of common stock to any trust for the direct or indirect benefit of such directors or executive officers and/or their immediate family, provided that such trust agrees in writing with JPMorgan on behalf of the underwriters to be bound by the terms of the lock-up agreement;

 -- pledges of shares of common stock to any financial institution as collateral and foreclosures of such pledges, provided that such financial institution agrees in writing with JPMorgan on behalf of the underwriters to be bound by the terms of the lock-up agreement; or

 -- with respect to William R. Nuti, our President and Chief Executive Officer, dispositions pursuant to a pre-existing written plan meeting the requirements of Rule 10b-5-1 of the Securities Exchange Act of 1934; provided that such dispositions occur (i) after December 15, 2004 and (ii) at a price per share of common stock that equals or exceeds $16.00.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol
"SBL."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange in the over-the-counter market or otherwise.

Lazard Freres & Co. LLC ("Lazard") has entered into an agreement with Mitsubishi Securities (USA), Inc. ("Mitsubishi") pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard, including in respect of this offering. In return for the provision of such services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.


Because affiliates of JPMorgan, Banc of America Securities LLC, UBS Securities LLC and Wachovia Capital Markets, LLC are each lenders under a short-term credit facility to be repaid by us and will collectively receive more than 10% of the net proceeds of this offering, such underwriters may potentially have a conflict of interest because they have an interest in the successful completion of this offering beyond the underwriting discounts they will receive. In light of these circumstances, although not required under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "Conduct Rules"), this offering will be made in compliance with the applicable provisions of Rule 2710(h) and Rule 2720 of the Conduct Rules. In accordance with Rule 2720, the public offering price is no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Bear, Stearns & Co. Inc. has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a price in compliance with the requirements of Rule 2720. Bear, Stearns & Co. Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. We have agreed to indemnify Bear, Stearns & Co. Inc. for acting as a qualified independent underwriter against specified liabilities under the Securities Act.


In addition, certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

                          VALIDITY OF THE COMMON STOCK

The validity of the common stock offered by the prospectus will be passed upon for us by Latham & Watkins LLP, New York, New York. Davis Polk & Wardwell, New York, New York, is counsel for the underwriters in connection with this offering.

                CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE

On March 25, 2004, the audit committee of the board of directors of Symbol approved the appointment of Ernst & Young LLP ("Ernst & Young") as Symbol's independent auditors and the dismissal of Deloitte & Touche LLP ("Deloitte & Touche"), which had previously served in this capacity. On April 27, 2004, the appointment of Ernst & Young was approved and ratified by stockholder vote.

During the years ended December 31, 2003 and 2002 and the subsequent interim period through March 25, 2004, Symbol did not consult with Ernst & Young regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on Symbol's consolidated financial statements, or any matter that was the subject of disagreement or a reportable event as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The audit reports of Deloitte & Touche on Symbol's consolidated financial statements for the years ended December 31, 2003 and 2002 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte & Touche's audit report on Symbol's consolidated financial statements for such years includes an explanatory paragraph relating to the change in method of accounting in 2002 for goodwill and other intangibles to conform to Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets."

During the fiscal years ended December 31, 2003 and 2002 and the subsequent interim period through March 25, 2004, there were no disagreements between Symbol and Deloitte & Touche on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Deloitte & Touche, would have caused Deloitte & Touche to make reference to the subject matter of the disagreement in connection with their reports, except that, subsequent to the issuance of Symbol's 2002 consolidated financial statements, Deloitte & Touche advised Symbol that it believed that the accounting treatment afforded to an available for sale security for which an other than temporary impairment charge was recorded in the second quarter of 2002 should be revised. Deloitte & Touche advised Symbol that it believed that an other than temporary impairment of such investment should have been recognized in 2001. Symbol disagreed with Deloitte & Touche's conclusions with respect to this matter. This accounting matter was resolved, Symbol revised the accounting treatment for this investment and reissued its 2002 financial statements in an amended filing of it's 2002 Annual Report on Form 10-K/A (Amendment No. 1) on February 25, 2004.

During the two fiscal years ended December 31, 2003 and 2002 and the subsequent interim period through March 25, 2004, Deloitte & Touche reported to Symbol's audit committee that

Deloitte & Touche considered matters involving Symbol's internal controls and their operation to be material weaknesses as follows:

    (1) In connection with its audit of the consolidated financial statements of Symbol for the fiscal year ended December 31, 2002, Deloitte & Touche reported to the audit committee the following material weaknesses:

     -- decentralized accounting structure for operations in the United States;

     -- inadequate policies and processes for identifying complex non-standard transactions, including restructurings and acquisitions;

     -- inadequate hiring of qualified and experienced personnel;

     -- inadequate training and supervision of personnel;

     -- inadequate systems and systems interfaces;

     -- errors related to the processing of stock option exercises;

     -- errors related to the timing and amount of revenue recognized;

     -- errors in the timing and recording of certain reserves, including excess and obsolete inventory;

     -- inadequate support and approval for numerous manual journal entries; and

     -- informal and inconsistent policies and procedures related to account reconciliations.

    (2) In connection with its audit of the consolidated financial statements of Symbol for the fiscal year ended December 31, 2003, Deloitte & Touche reported that a material weakness exists related to the manner in which Symbol processes transactions to record revenue. Additionally, Deloitte & Touche reported that deficiencies exist relating to the adequacy and timeliness of account reconciliations, formalized worldwide policies and procedures and the amount of manual journal entries required to record transactions.

Symbol has authorized Deloitte & Touche to respond fully to inquiries of Ernst & Young concerning the reportable events discussed above.

Deloitte & Touche, the member firms of Deloitte Touche Tohmatsu and their respective affiliates may continue to be engaged by Symbol or its subsidiaries in non-audit capacities now or in the future.

                                    EXPERTS


The financial statements of Symbol and subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in this prospectus (which reports express an unqualified opinion and include an explanatory paragraph relating to the change in method of accounting for goodwill and other intangible assets in
2002), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Matrics, Inc. as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits to read that information. We are subject to the informational reporting requirements of the Exchange Act of 1934 and, under that Act, we file reports, proxy statements and other information with the SEC. You may read and copy the registration statement, the related exhibits and the reports, proxy statements and other information we file with the SEC at the SEC's public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with SEC. The site's Internet address is www.sec.gov.



You may also request a copy of these filings, at no cost, by writing or telephoning us at:



                              Corporate Secretary


                           Symbol Technologies, Inc.


                                One Symbol Plaza


                           Holtsville, NY 11742-1360


                                 (631) 738-2400


                                 www.symbol.com

                         INDEX TO FINANCIAL STATEMENTS


                                                               PAGE
SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES CONSOLIDATED
FINANCIAL STATEMENTS
Report of independent registered public accounting firm.....     F-2
Consolidated balance sheets as of December 31, 2003 and
  2002......................................................     F-3
Consolidated statements of operations for the years ended
  December 31, 2003, 2002 and 2001..........................     F-4
Consolidated statements of stockholders' equity for the
  years ended December 31, 2001, 2002 and 2003..............     F-5
Consolidated statements of cash flows for the years ended
  December 31, 2003, 2002 and 2001..........................     F-7
Notes to consolidated financial statements..................     F-9

SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES CONDENSED
  CONSOLIDATED FINANCIAL STATEMENTS
Condensed consolidated balance sheets at September 30, 2004
  (unaudited) and December 31, 2003.........................    F-57
Condensed consolidated statements of operations for the
  three months and nine months ended September 30, 2004 and
  2003 (unaudited)..........................................    F-58
Condensed consolidated statements of cash flows for the
  three and nine months ended September 30, 2004 and 2003
  (unaudited)...............................................    F-59
Notes to condensed consolidated financial statements
  (unaudited)...............................................    F-60

MATRICS, INC. FINANCIAL STATEMENTS
Report of independent auditors..............................    F-85
Balance sheets at December 31, 2003 and 2002................    F-86
Statements of operations for the years ended December 31,
  2003 and 2002.............................................    F-87
Statement of changes in stockholders' deficit for the years
  ended December 31, 2003 and 2002..........................    F-88
Statements of cash flows for the years ended December 31,
  2003 and 2002.............................................    F-89
Notes to financial statements...............................    F-90

MATRICS, INC. CONDENSED FINANCIAL STATEMENTS
Condensed balance sheets at June 30, 2004 (unaudited) and
  December 31, 2003.........................................   F-103
Condensed statements of operations for the six months ended
  June 30, 2004 and 2003 (unaudited)........................   F-104
Condensed statements of cash flows for the six months ended
  June 30, 2004 and 2003 (unaudited)........................   F-105
Notes to condensed financial statements (unaudited).........   F-106

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and stockholders of Symbol Technologies, Inc. Holtsville, New York

We have audited the accompanying consolidated balance sheets of Symbol Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Symbol Technologies, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 6 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142.

/s/ Deloitte & Touche LLP
New York, New York
March 12, 2004

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002


-----------------------------------------------------------------------------------------
                                                              DECEMBER 31,   DECEMBER 31,
       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)              2003           2002
-----------------------------------------------------------------------------------------
ASSETS
Current assets:
Cash and cash equivalents...................................  $    150,017   $     76,121
Accounts receivable, less allowance for doubtful accounts of
   $13,946 and $34,272, respectively........................       152,377        151,417
Inventories.................................................       212,862        261,096
Deferred income taxes.......................................       182,571        167,489
Prepaid and refundable income taxes.........................             -          1,360
Other current assets........................................        36,204         32,933
                                                              ---------------------------
   Total current assets.....................................       734,031        690,416
Property, plant and equipment, net..........................       210,888        208,209
Deferred income taxes.......................................       228,470        222,475
Investments in marketable securities........................       102,136         54,939
Goodwill, net...............................................       302,467        301,023
Intangible assets, net......................................        33,729         37,125
Other assets................................................        34,797         58,008
                                                              ---------------------------
   Total assets.............................................  $  1,646,518   $  1,572,195
                                                              ---------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses.......................  $    490,666   $    427,568
Current portion of long-term debt...........................           234          6,681
Deferred revenue............................................        34,615         32,903
Income taxes payable........................................         5,468              -
Accrued restructuring expenses..............................         5,240          6,948
                                                              ---------------------------
   Total current liabilities................................       536,223        474,100
Long-term debt, less current maturities.....................        99,012        135,614
Deferred revenue............................................        19,729         15,821
Other liabilities...........................................        70,956         58,921
Commitments and contingencies (Note 14)
STOCKHOLDERS' EQUITY:
Preferred stock, par value $1.00; authorized 10,000 shares,
   none issued or outstanding...............................             -              -
Series A Junior Participating preferred stock, par value
   $1.00, authorized 500 shares, none issued or
   outstanding..............................................             -              -
Common stock, par value $0.01; authorized 600,000 shares;
   issued 256,897 shares and 256,589 shares, respectively...         2,569          2,566
Additional paid-in capital..................................     1,342,229      1,323,085
Accumulated other comprehensive earnings/(loss), net........         4,498        (13,096)
Accumulated deficit.........................................      (189,669)      (188,340)
                                                              ---------------------------
                                                                 1,159,627      1,124,215
LESS:
Treasury stock at cost, 26,130 shares and 25,962 shares,
   respectively.............................................      (239,029)      (236,476)
                                                              ---------------------------
   Total stockholders' equity...............................       920,598        887,739
                                                              ---------------------------
      Total liabilities and stockholders' equity............  $  1,646,518   $  1,572,195
-----------------------------------------------------------------------------------------



See notes to consolidated financial statements

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003,
                                 2002 AND 2001

--------------------------------------------------------------------------------------------
                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)          2003         2002         2001
--------------------------------------------------------------------------------------------
REVENUE:
Product...............................................  $1,223,853   $1,103,070   $1,206,176
Services..............................................     306,425      298,547      281,280
                                                        ------------------------------------
                                                         1,530,278    1,401,617    1,487,456
COST OF REVENUE:
Product cost of revenue...............................     635,103      693,980      826,766
Services cost of revenue..............................     219,926      219,985      219,310
                                                        ------------------------------------
                                                           855,029      913,965    1,046,076
                                                        ------------------------------------
Gross profit..........................................     675,249      487,652      441,380
                                                        ------------------------------------
OPERATING EXPENSES:
Engineering...........................................     156,328      142,602      149,523
Selling, general and administrative...................     421,132      343,971      329,044
Stock based compensation expense/(recovery)...........      17,087      (68,084)     (92,760)
Loss provision for legal settlements..................      72,000       98,300            -
Restructuring and impairment charges..................       1,181        2,590       10,218
Merger integration charges............................           -            -        9,238
Amortization of goodwill..............................           -            -       14,823
                                                        ------------------------------------
                                                           667,728      519,379      420,086
                                                        ------------------------------------
Earnings/(loss) from operations.......................       7,521      (31,727)      21,294
                                                        ------------------------------------
OTHER (EXPENSE)/INCOME:
Interest income.......................................       2,969        2,322        2,876
Interest expense......................................     (10,590)     (16,801)     (22,145)
Impairment of investments.............................      (3,550)     (32,200)     (23,757)
Other income, net.....................................       7,551       16,676        4,177
                                                        ------------------------------------
                                                            (3,620)     (30,003)     (38,849)
                                                        ------------------------------------
Earnings/(loss) before income taxes...................       3,901      (61,730)     (17,555)
Provision for/(benefit from) income taxes.............         606      (16,815)         214
                                                        ------------------------------------
Net earnings/(loss)...................................  $    3,295   $  (44,915)  $  (17,769)
                                                        ------------------------------------
EARNINGS/(LOSS) PER SHARE:
Basic and diluted.....................................  $     0.01   $    (0.20)  $    (0.08)
                                                        ------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic.................................................     230,710      229,593      227,173
                                                        ------------------------------------
Diluted...............................................     236,449      229,593      227,173
--------------------------------------------------------------------------------------------

See notes to consolidated financial statements

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003

---------------------------------------------------------------------------------------------------------------------
                                   COMMON STOCK
                                $0.01 PAR VALUE
                               ----------------   ADDITIONAL                  RETAINED
   (AMOUNTS IN THOUSANDS,      SHARES              PAID-IN       DEFERRED     EARNINGS/   TREASURY     COMPREHENSIVE
   EXCEPT PER SHARE DATA)      ISSUED    AMOUNT    CAPITAL     COMPENSATION   (DEFICIT)     STOCK     EARNINGS (LOSS)
---------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 2001.....  247,295   $2,473   $1,408,760   $     (1,461)  $(117,261)  $(188,782)
Comprehensive loss:
Net loss.....................        -        -            -              -     (17,769)          -    $     (17,769)
Translation adjustments, net
  of tax.....................        -        -            -              -           -           -           (6,409)
Unrealized losses on
  available for sale
  securities, net of tax.....        -        -            -              -           -                        1,417
Minimum pension liability
  adjustment, net of tax.....        -        -            -              -           -           -              215
                                                                                                       -------------
  Total comprehensive loss...        -        -            -              -           -           -    $     (22,546)
                                                                                                       =============
Exercise of stock options....    6,018       60       57,432              -           -           -
Stock based compensation
  expense/ (recovery) under
  variable plan accounting...        -        -      (92,760)             -           -           -
Compensation expense on
  remeasured unvested stock
  options....................        -        -            -          1,461           -           -
Purchase of treasury
  shares.....................        -        -            -              -           -     (41,275)
Re-issuance of treasury
  shares.....................        -        -            -              -           -       7,953
Dividends paid...............        -        -            -              -      (3,797)
                               --------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001...  253,313   $2,533   $1,373,432              -   $(138,827)  $(222,104)

-----------------------------  ----------------------------

                                 ACCUMULATED
                                    OTHER
   (AMOUNTS IN THOUSANDS,       COMPREHENSIVE
   EXCEPT PER SHARE DATA)      EARNINGS (LOSS)     TOTAL
-----------------------------  ----------------------------
BALANCE, JANUARY 1, 2001.....   $     (11,142)   $1,092,587
Comprehensive loss:
Net loss.....................               -       (17,769)
Translation adjustments, net
  of tax.....................          (6,409)       (6,409)
Unrealized losses on
  available for sale
  securities, net of tax.....           1,417         1,417
Minimum pension liability
  adjustment, net of tax.....             215           215
  Total comprehensive loss...               -             -
Exercise of stock options....               -        57,492
Stock based compensation
  expense/ (recovery) under
  variable plan accounting...               -       (92,760)
Compensation expense on
  remeasured unvested stock
  options....................               -         1,461
Purchase of treasury
  shares.....................               -       (41,275)
Re-issuance of treasury
  shares.....................               -         7,953
Dividends paid...............               -        (3,797)
                               ----------------------------
BALANCE, DECEMBER 31, 2001...   $     (15,919)   $  999,115

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2002, AND 2003

---------------------------------------------------------------------------------------------------------------------------------
                                 COMMON STOCK
                              $0.01 PAR VALUE                                                            ACCUMULATED
                             ----------------   ADDITIONAL   RETAINED                                       OTHER
  (AMOUNTS IN THOUSANDS,     SHARES              PAID-IN     EARNINGS/   TREASURY     COMPREHENSIVE     COMPREHENSIVE
  EXCEPT PER SHARE DATA)     ISSUED    AMOUNT    CAPITAL     (DEFICIT)     STOCK     EARNINGS (LOSS)   EARNINGS (LOSS)    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss:
Net loss...................        -   $    -   $        -   $ (44,915)  $       -    $     (44,915)    $           -    $(44,915)
Translation adjustments,
  net of tax...............        -        -            -           -                        6,663             6,663       6,663
Unrealized gains on
  available for sale
  securities, net of tax...        -        -            -           -                       (3,840)           (3,840)     (3,840)
                                                                                      -------------
  Total comprehensive
    loss...................        -        -            -           -           -    $     (42,092)                -           -
                                                                                      =============
Exercise of stock
  options..................    3,099       31       17,579           -           -                                  -      17,610
Exercise of warrants.......      177        2          912           -           -                                  -         914
Stock based compensation
  expense/ (recovery) under
  variable plan
  accounting...............        -        -      (68,084)          -           -                                  -     (68,084)
Purchase of treasury
  shares...................        -        -            -           -     (26,092)                                 -     (26,092)
Re-issuance of treasury
  shares...................        -        -         (754)          -      11,720                                  -      10,966
Dividends paid.............        -        -            -      (4,598)          -                                  -      (4,598)
                             ----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2002.....................  256,589    2,566    1,323,085    (188,340)   (236,476)                           (13,096)    887,739
Comprehensive earnings:
Net earnings...............        -        -            -       3,295           -            3,295                 -       3,295
Translation adjustments,
  net of tax...............        -        -            -           -           -           17,009            17,009      17,009
Unrealized gains on
  available for sale
  securities, net of tax...                 -            -           -           -              585               585         585
                                                                                      -------------
  Total comprehensive
    earnings...............        -        -            -           -           -    $      20,889                 -           -
                                                                                      =============
Stock option abeyance......        -        -       10,539           -           -                -                        10,539
Exercise of stock
  options..................      308        3        2,119           -           -                                  -       2,122
ESPP differential..........        -        -        6,137           -           -                                  -       6,137
Stock based compensation
  expense..................        -        -          349           -           -                                  -         349
Purchase of treasury
  shares...................        -        -            -           -      (2,553)                                 -      (2,553)
Dividends paid.............        -        -            -      (4,624)          -                                  -      (4,624)
                             ----------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2003.....................  256,897   $2,569   $1,342,229   $(189,669)  $(239,029)                     $       4,498    $920,598
---------------------------------------------------------------------------------------------------------------------------------

See notes to Consolidated Financial Statements

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
  CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003,
                                 2002 AND 2001

-------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                 (AMOUNTS IN THOUSANDS)                      2003       2002        2001
-------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings/(loss)......................................  $  3,295   $ (44,915)  $ (17,769)
ADJUSTMENTS TO RECONCILE NET EARNINGS/(LOSS) TO NET CASH
   PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Depreciation and amortization of property, plant
   and equipment.........................................    52,949      56,460      61,376
Other amortization.......................................    15,838      12,877      29,215
Provision for losses on accounts receivable..............     7,564      15,975       6,936
Provision for inventory writedown........................    20,132      26,339     164,099
Provision for legal settlements..........................    72,000      98,300           -
Non cash restructuring, asset impairment and
   other charges.........................................     4,433      46,774      35,756
Non cash stock based compensation expense/(recovery).....    17,087     (65,092)    (91,299)
Loss on sale of property, plant and equipment............     2,751       3,031       2,895
Unrealized holding (gain)/loss on marketable
   securities............................................   (46,549)     17,090      98,862
Increase/(decrease) in fair value of derivative..........    39,311     (37,787)    (90,063)
Deferred income taxes (benefit) provision................    (6,232)    (22,964)     18,370
Tax benefit on exercise of stock options and warrants....       439         139      20,454
CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF
   EFFECTS OF ACQUISITIONS AND DIVESTITURES:
Accounts receivable......................................     3,588     (25,572)     18,718
Inventories..............................................    33,522      51,320    (126,444)
Other assets.............................................    (1,239)      5,835     (43,097)
Net proceeds (payments) from lease securitizations.......     9,395      (3,930)      8,516
Accounts payable and accrued expenses....................    (7,447)     54,471    (106,632)
Accrued restructuring expenses...........................    (1,708)     (6,692)    (37,885)
Other liabilities and deferred revenue...................    14,636      (4,189)      5,577
                                                           --------------------------------
   Net cash provided by/(used in) operating activities...   233,765     177,470     (42,415)
                                                           --------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cost of companies purchased, net of cash acquired........   (14,993)    (10,796)     (2,872)
Proceeds from termination of collar arrangement..........         -           -      88,046
Proceeds from sale of property, plant and equipment......     1,381       4,243       1,463
Purchases of property, plant and equipment...............   (60,573)    (34,703)    (99,489)
Investments in intangible and other assets...............    (5,083)     (2,376)     (7,995)
                                                           --------------------------------
   Net cash used in investing activities.................   (79,268)    (43,632)    (20,847)
                                                           --------------------------------

-------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                           --------------------------------
                 (AMOUNTS IN THOUSANDS)                      2003       2002        2001
-------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable and
   long-term debt........................................         -           -     169,949
Repayment of notes payable and long-term debt............   (86,782)    (51,837)    (85,747)
Repurchase of convertible notes and debentures...........         -     (84,432)    (20,665)
Proceeds from exercise of stock options, warrants and
   employee stock purchase plan..........................     4,178      15,074      38,142
Purchase of treasury shares..............................    (5,110)     (8,772)    (15,421)
Dividends paid...........................................    (4,624)     (4,598)     (3,797)
                                                           --------------------------------
   Net cash (used in)/provided by financing activities...   (92,338)   (134,565)     82,461
                                                           --------------------------------
Effects of exchange rate changes on cash.................    11,737       6,483      (1,458)
                                                           --------------------------------
Net increase in cash and cash equivalents................    73,896       5,756      17,741
Cash and cash equivalents, beginning of year.............    76,121      70,365      52,624
                                                           --------------------------------
Cash and cash equivalents, end of year...................  $150,017   $  76,121   $  70,365
                                                           --------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID (RECEIVED) DURING THE YEAR FOR:
Interest.................................................  $ 11,132   $  15,598   $  18,748
Income taxes.............................................     4,698     (11,513)      2,662
-------------------------------------------------------------------------------------------

See notes to consolidated financial statements

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF
                     DECEMBER 31, 2003 AND 2002 AND FOR THE
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

Symbol Technologies, Inc. and subsidiaries is a provider of secure mobile information systems that integrate application-specific hand-held computers with wireless networks for data, voice and bar code data capture. The Consolidated Financial Statements include the accounts of Symbol Technologies, Inc. and its majority-owned and controlled subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. References herein to "Symbol," "Company," "we," "us," or "our" refer to Symbol Technologies, Inc. and its subsidiaries unless the context specifically states or implies otherwise.

B. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits at December 31, 2003 and 2002. Such investments are stated at cost, which approximates market value and were $63,021 and $19,249 in 2003 and 2002, respectively. These investments are not subject to significant market risk.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Our allowance for doubtful accounts is based on our assessment of the collectibility of specific customer accounts and an assessment of international, political and economic risks, as well as the aging of the accounts receivable.

D. INVENTORIES

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. The Company evaluates its inventories to determine excess or slow moving products based on quantities on hand, current orders and expected future demand. For those items in which the Company believes it has an excess supply or for items that are obsolete, the Company estimates the net amount that the Company expects to realize from the sale of such products.

E. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation and amortization is provided on a straight-line basis over the following estimated useful lives:

Buildings and improvements..................................  15 to 40 years
Machinery and equipment.....................................    3 to 7 years
Furniture, fixtures and office equipment....................   3 to 10 years
Computer hardware and software..............................    3 to 7 years
Leasehold improvements (limited to terms of the leases).....   2 to 10 years

F. GOODWILL AND INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and indefinite life intangible assets acquired in a business combination will no longer be amortized but rather be subject to an assessment for impairment at least annually using a prescribed fair-value-based test. We, therefore, stopped amortizing goodwill and adopted the provisions of this Statement effective January 1, 2002. We performed an impairment analysis in 2003 and 2002, as required by SFAS No. 142, and concluded that the carrying amount of goodwill was not impaired (see Note 6).

Patents and trademarks, including costs incurred in connection with the protection of patents, are amortized using the straight-line method over six years. The Company does not have any indefinite-life intangible assets. Finite-life intangible assets are evaluated whenever events or changes in circumstances indicate that the carrying value of the asset may be impaired. An asset is impaired if its estimated undiscounted cash flow is less than the asset carrying value. An impairment loss is recognized for an intangible asset to the extent that the asset's carrying value exceeds its fair value, which is determined based upon the estimated future cash flows expected to result from the use of the asset, including disposition.

G. RESEARCH AND DEVELOPMENT INCLUDING SOFTWARE DEVELOPMENT COSTS

Research and development costs are charged to expense as incurred and are included as a component of engineering costs. Such costs, including charges for overhead, were $108,800, $72,845, and $93,682 for the years ended December 31, 2003, 2002 and 2001, respectively. Software development costs are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs would be capitalized in accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to Be Sold, Leased or Otherwise Marketed." To date, no software development costs have been capitalized, as such costs have not been significant and we believe our current process for developing this software is essentially completed concurrently with the establishment of technological feasibility.

H. INVESTMENTS

MARKETABLE SECURITIES

All marketable equity securities are classified as either "available-for-sale" or "trading" under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized gains and losses, net of tax, related to available-for-sale securities are included in accumulated other comprehensive earnings or loss within stockholders' equity. Unrealized gains and losses on trading securities, realized gains and losses on trading and available for sale securities and unrealized other than temporary losses on available for sale securities are reflected in other income in the Consolidated Statements of Operations. We evaluate the carrying value of our investments in marketable equity securities considered available-for-sale as required under the provisions of SFAS No. 115.

NON-MARKETABLE SECURITIES

We account for non-marketable investments using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control, over an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company's proportionate share of income or losses and distributions. The Company records its share of the investees' earnings or losses in other income (expense) in the Consolidated Statement of Operations. Additional investments by other parties in the investee will result in a reduction in the Company's ownership interest, and the resulting gain or loss will be recorded in other income (expense) in the consolidated statement of operations. Where the Company is unable to exercise significant influence over the investee, investments are accounted for under the cost method. Under the cost method, investments are carried at cost and adjusted only for the other-than-temporary declines in fair value or additional investments.

I. LONG-LIVED ASSETS

We review our long-lived assets, other than intangible assets with indefinite lives and goodwill, including property, plant and equipment and finite-lived intangible assets, for impairment whenever events or circumstances indicate that their carrying amounts may not be recoverable. We determined recoverability of the assets by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset was expected to generate. If such cash flows do not equal or exceed the carrying value, we will recognize an impairment equal to the amount by which the carrying amount exceeded the discounted value of expected cash flows (fair value) of the asset.

J. SECURITIZATION TRANSACTIONS

We periodically securitize certain of our lease receivables which have unguaranteed residual values. Our retained interest in these securitized lease receivables is classified as a component of other assets in the Consolidated Balance Sheets. These retained interests are initially recorded at their allocated carrying amounts based on the relative fair value of assets sold and retained. Retained interests, other than unguaranteed residuals, are reviewed and adjusted to fair value on a monthly basis as trading securities. Since quoted market prices are generally not available, we estimate fair value of these retained interests by determining the present value of future expected cash flows using modeling techniques that incorporate our best estimates of key assumptions, which include credit losses, prepayment speed and discount rates commensurate with the risks involved.

K. REVENUE RECOGNITION


We sell our products and systems to end users for their own consumption as well as to value-added resellers, distributors and original equipment manufacturers (OEMs or channel partners). Channel partners may provide a service or add componentry in order to resell our product to end users. Revenue from the direct sale of our products and systems to end users and OEMs is recognized when products are shipped or services are rendered, the title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The recognition of revenues related to sales of our products or systems to our value-added resellers is dependent upon the reseller's ability to pay for the product without reselling it to the end user. Sales to resellers that are financially sound are recognized when products are shipped to the resellers, the title and risk of loss has passed to the reseller, the sales price is fixed or determinable and collectibility is reasonably assured. Sales to resellers that lack economic substance or cannot pay for our products without reselling them to their customers are recognized when the revenue is billed and collected. Revenue on sales to distributors is recognized when our products and systems are sold by the distributor to its customer. Rebates are recorded as a reduction of product revenues when earned by our customers. Rebate expense for the year ended December 31, 2003 was approximately $23,000. Included in accounts payable and accrued expenses as of December 31, 2003 was approximately $14,500 related to rebates as of December 31, 2003.



Service and maintenance sales are recognized when there is persuasive evidence of an arrangement, the services are rendered, the price is fixed and determinable and collectibility is reasonably assured, generally over the contract term. Revenue from certain service contracts are recognized when billed and collected if any of the above criteria are not met.


When a sale involves multiple elements, such as sales of products that include services, the entire revenue from the arrangement is allocated to each respective element based on its relative fair value and is recognized when the revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

We record a provision for estimated future product returns based on our historical experience of similar products returns from our customers.

L. GUARANTEES AND PRODUCT WARRANTIES

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires that upon issuance of a guarantee, the guarantor must disclosure and recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure requirements of FIN 45 are applicable to the Company's product warranty liability.

We provide standard warranty coverage for most of our products for a period of one year from the date of shipment. We record a liability for estimated warranty claims based on historical claims, product failure rates and other factors. Management reviews these estimates on a regular basis and adjusts the warranty reserves as actual experience differs from historical estimates or other information becomes available. This warranty liability primarily includes the anticipated cost of materials, labor and shipping necessary to repair and service the equipment.

The following table illustrates the changes in our warranty reserves for the years ended December 31, 2003, 2002 and 2001, respectively:

--------------------------------------------------------------------------------------------
                                                                2003       2002       2001
--------------------------------------------------------------------------------------------
Balance, beginning of year..................................  $ 15,034   $ 12,556   $ 12,953
Charges to expense--cost of revenue.........................    34,559     39,249     29,314
Revisions in estimates......................................     2,800          -          -
Utilization/payment.........................................   (31,565)   (36,771)   (29,711)
                                                              ------------------------------
Balance, end of year........................................  $ 20,828   $ 15,034   $ 12,556
--------------------------------------------------------------------------------------------

M. INCOME TAXES

Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We evaluate the likelihood of recovering our deferred tax assets and the adequacy of the related valuation allowance by estimating sources of taxable income and the impact of tax planning strategies. Realization of our deferred tax assets is dependent on our ability to generate sufficient future taxable income.

Research, experimental and other tax credits are accounted for by the flow-through method. The cumulative amount of undistributed earnings of foreign subsidiaries at December 31, 2003 approximates $77,194. We do not provide deferred taxes on undistributed earnings of foreign subsidiaries since we anticipate no significant incremental U.S. income taxes on the repatriation of these earnings as tax rates in foreign jurisdictions generally approximate or exceed the U.S. Federal rate.

N. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share amounts are based on the weighted average number of common and potentially dilutive common shares (options and warrants) outstanding during the period computed in accordance with the treasury stock method.

O. STOCK-BASED COMPENSATION

As permitted by the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," we apply the intrinsic value method as described in Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our employee stock based compensation plans. No compensation cost has been recognized for the fixed portion of our plans. However, as described in Note 15, during 2003, compensation expenses have been recognized related to options of certain current and former associates and stock purchases under our Employee Stock Purchase Plan ("ESPP"). Also during 2002, compensation expense has been recognized for certain options granted through July 30, 2002.

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

--------------------------------------------------------------------------------------------
                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                             -------------------------------
                                                               2003       2002        2001
--------------------------------------------------------------------------------------------
Net earnings/(loss)--as reported...........................  $  3,295   $ (44,915)  $(17,769)
Stock based employee compensation expense/(recovery)
   included in reported net earnings (loss), net of related
   tax effects.............................................     6,702     (41,872)   (57,047)
Less total stock based employee compensation expense
   determined under fair value based method for all awards,
   net of related tax effects..............................   (20,510)    (21,034)   (21,363)
                                                             -------------------------------
Pro forma net loss.........................................  $(10,513)  $(107,821)  $(96,179)
                                                             -------------------------------
Earnings/(loss) per share:
Basic and diluted--as reported.............................  $   0.01   $   (0.20)  $  (0.08)
                                                             -------------------------------
Basic and diluted--pro forma...............................  $  (0.05)  $   (0.47)  $  (0.42)
--------------------------------------------------------------------------------------------

The weighted average fair value of options granted during 2003, 2002, and 2001 was $7.02, $4.53, and $11.21, respectively. In determining the fair value of options and stock purchase warrants granted for purposes of calculating the pro forma results disclosed above, we used the Black-Scholes option pricing model and assumed the following: a risk free interest rate of 2.8 percent for 2003,
4.0 percent for 2002 and 5.5 percent for 2001; an expected option life of 4.7 years for 2003 and 2002, and 4 years for 2001; an expected volatility of 61 percent for 2003, 59 percent for 2002, and 45 percent for 2001; and a dividend yield of 0.14 percent per year. As required by SFAS No. 123, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation.

p. DERIVATIVE INSTRUMENTS, FOREIGN CURRENCY AND HEDGING ACTIVITIES

Assets and liabilities of foreign subsidiaries where the local currency is the functional currency are translated at year-end exchange rates. Changes arising from translation are recorded in the accumulated other comprehensive income/(loss) component of stockholders' equity. Results of operations are translated using the average exchange rates prevailing throughout the year. Gains and losses from foreign currency transactions are included in the Consolidated Statements of Operations for the periods presented and are not material.

On January 1, 2001, we adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheet measured at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies as a cash flow hedge. For derivatives qualifying as cash flow hedges, the effective portion of changes in fair value of the derivative instrument is recorded as a component of other comprehensive earnings/(loss) and is reclassified to earnings in the same period during which the hedged transaction affects earnings. Any ineffective portion (representing the remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged transaction) is recognized in earnings as it occurs. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. The cumulative effect of adopting this accounting change was immaterial.

We formally designate and document each derivative financial instrument as a hedge of a specific underlying exposure as well as the risk management objectives and strategies for entering into the hedge transaction upon inception. We also assess whether the derivative financial instrument is effective in offsetting changes in the fair value or cash flows of the hedged item. We did not recognize any gain or loss related to hedge ineffectiveness in 2003, 2002 or 2001.


We do not use derivative financial instruments for trading purposes. All of our hedges qualify for either cash flow or fair value hedge accounting, other than a portion of our embedded equity collar contained in the private Mandatorily Exchangeable Contract for Shared Appreciation Income Linked Securities ("SAILS") arrangement (See Note 5) as the related Cisco shares have been designated as trading securities. However, the aforementioned portion of the embedded equity collar and the related Cisco shares result in an economic hedge as it effectively manages a large portion of the fluctuation in the Cisco shares designated as trading securities. Accordingly, any change in fair value of this embedded equity collar between reporting dates is recognized through operations in other income. In addition, the change in market value of Cisco shares, designated as trading securities, between reporting dates is recognized through operations in other income. As of April 1, 2003, we designated a portion of the embedded equity collar as a fair value hedge of our Cisco shares designated as available-for-sale securities.



We also utilize derivative financial instruments to hedge the risk exposures associated with foreign currency fluctuations for payments denominated in foreign currencies from our international subsidiaries. These derivative instruments are designated as either fair value or cash flow hedges, depending on the exposure being hedged, and have maturities of less than one year. Gains and losses on these derivative financial instruments and the offsetting losses and gains on hedged transactions are reflected in the Consolidated Statements of Operations as a component of cost of revenue. Such gains and (losses) were $315, $(1,666) and $2,275 for the years ended December 31, 2003, 2002 and 2001, respectively. We do not use these derivative financial instruments for trading purposes.


As of December 31, 2003 and 2002, respectively, we had $40,673 and $25,267 in notional amounts of forward exchange contracts outstanding. The forward exchange contracts generally have maturities that do not exceed 12 months and require us to exchange foreign currencies for U.S. dollars at maturity at rates agreed to at inception of the contracts. These contracts are primarily denominated in British pounds, Euros, Australian dollars, Canadian dollars and Japanese yen and have been marked to market each year with the resulting gains and losses included in the Consolidated Statement of Operations. The fair value of these forward exchange contracts was $107 as of December 31, 2003, which was recorded in the current assets and ($1,732) as of December 31, 2002, which was recorded in current liabilities.

q. SEGMENT INFORMATION

We follow the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for reporting information about operating segments. SFAS No. 131 requires disclosures about products and services, geographic areas and major customers. (See Note 18)

r. USE OF ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates. Our most significant use of estimates relates to the determination of provisions for uncollectible accounts receivable, excess and obsolete inventory, recoverability of goodwill, warranty costs, product return costs, tax valuation allowances and litigation contingencies.

s. STOCK SPLITS

During the year ended December 31, 2001 our Board of Directors approved a three for two split of our common stock to be effected as a 50 percent stock dividend. In the Consolidated Financial Statements, all per share amounts and the weighted average number of common shares outstanding have been retroactively restated to reflect the stock split. In addition, the number of common shares issued has been adjusted to reflect the stock split and an amount equal to the par value of the additional shares issued has been transferred from additional paid-in capital to common stock.

t. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments, including cash and cash equivalents, accounts payable and accrued expenses, approximate cost because of their short maturities. The fair value of investments in marketable securities is determined using quoted market prices.

u. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or annual reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. The Company does not hold any significant interests in VIE's that would require consolidation or additional disclosures.

In November 2003, the EITF reached partial consensus on EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on the new requirements for other-than-temporary impairment and its application to debt and marketable equity investments that are accounted for under SFAS No. 115. The new requirements on disclosures are effective for fiscal years ending after December 15, 2003. The implementation of EITF 03-1 did not have a material impact on our consolidated financial statements.

2. ACQUISITIONS

a. BRAZIL ACQUISITION

During the second quarter of 2002, we entered into an agreement with the owners of Seal Sistemas e Technologia Da Informacao Ltda. ("Seal"), a Brazilian corporation that had operated as a distributor and integrator of our products since 1987. The agreement resulted in the termination of distribution rights for Seal and the creation of a majority-owned subsidiary of the Company that would serve as the Brazilian distributor and customer service entity ("Symbol Brazil"). In accordance with the terms of the agreement, the owners of Seal acquired a 49 percent ownership interest in Symbol Brazil.

Terms of the agreement included payments to the minority shareholders that range from a minimum of $9,550 to a maximum of $14,800 contingent upon the attainment of certain annual net revenue levels of Symbol Brazil. In the event that none of the specified revenue levels are attained, the minimum earnout payment is payable no later than March 31, 2009. With each earnout payment, we will obtain a portion of Symbol Brazil's shares owned by the minority shareholders such that we will ultimately own 100 percent of Symbol Brazil no later than March 31, 2009. We loaned an entity affiliated with the minority shareholders $5,000 at the time of the agreement, which was due on the date the first earnout payment is triggered. The present value of net future minimum earnout payments of $4,550 amounted to $1,992 and was recorded as part of the purchase price resulting in a total purchase price of $6,992. Any additional earnout payments will be accounted for as additional purchase price and recorded as goodwill.


Management allocated the purchase price and considered a number of factors and, as a result of such procedures, the total purchase price has been classified as goodwill. We have not shown the pro-forma effects of this acquisition as the results of operations of the acquired company prior to our acquisition was immaterial in relation to our Consolidated Financial Statements.


As we control Symbol Brazil and are obligated to purchase the remaining ownership interest, we have consolidated this subsidiary. The minority interest is accounted for as accrued purchase price and is recorded in other liabilities.

On January 10, 2004, the parties amended this transaction, whereby Symbol Technologies Holdings do Brasil Ltda., a wholly owned subsidiary of the Company, purchased an additional 34% ownership interest of Symbol Technologies do Brazil Ltda. owned by two principals of Seal. The Company paid $4,050 and also forgave the pre-existing $5,000 loan that had been made to an entity affiliated with the principals of Seal. As a result of this transaction, the Company and Symbol Technologies Holdings do Brasil Ltda. now owns 85% of the capital of Symbol Technologies do Brasil Ltda. The principals of Seal can now earn up to a maximum of approximately $3,900 if Symbol Technologies do Brasil Ltda. meets certain sales targets over relevant time periods. Under the terms of the relevant agreements, Symbol Technologies do Brasil Ltda. had its corporate form changed into a corporation and it will eventually become a wholly owned subsidiary of the Company, directly or indirectly.

b. @POS.com ACQUISITION

On September 16, 2002, we completed the acquisition of @POS.com, Inc. ("@POS") through a merger of @POS with one of our wholly owned subsidiaries. @POS manufactures and markets a range of interactive customer transaction terminals with advanced signature capture technol-ogy and features. In the acquisition, we purchased all outstanding shares of @POS common stock and preferred stock for approximately $5,446.


The Consolidated Statements of Operations include the results of operations of @POS beginning September 17, 2002. The assets acquired and liabilities assumed were recorded at their estimated fair values. After allocating the purchase price, including acquisition costs to net tangible assets, purchased technology that has reached technological feasibility was valued at $1,800. This purchased technology has been capitalized and is being amortized over four years. In addition, a portion of the purchase price was allocated to other intangible assets with an aggregate fair value of $3,000 with a useful life of 9.5 years.


We have not shown the pro forma effects of this acquisition as the results of operations of the acquired company prior to our acquisition was immaterial in relation to our consolidated financial statements.

c. COVIGO ACQUISITION

In July 2003, we purchased all of the outstanding common and preferred shares of Covigo, Inc. ("Covigo"), a creator of software used in developing and deploying mobile computing applications, for approximately $12,500. The acquisition is expected to enhance and expand the range of such applications that Symbol offers. The acquisition was accounted for as a purchase and accordingly, Covigo's operating results since the acquisition date have been included in Symbol's Consolidated Financial Statements. Covigo became part of the Company's Product segment. The assets acquired and liabilities assumed have been recorded at their estimated fair values.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition.

---------------------------------------------------------------------
Current assets..............................................  $   137
Property, plant and equipment...............................       60
Deferred income taxes.......................................    7,665
Purchased software (five-year life).........................    3,200
Customer relationship (five-year life)......................      200
Goodwill....................................................    4,709
Other assets................................................       18
Liabilities.................................................   (3,480)
                                                              -------
                                                              $12,509
---------------------------------------------------------------------

We have not shown the pro forma effects of this acquisition as the results of operations of the acquired company prior to our acquisition was immaterial in relation to our consolidated financial statements.

d. IMAGEWARE TECHNOLOGIES, INC.

In January 2003, we completed the purchase of certain software and related assets from Imageware Technologies, Inc. for an initial purchase price of $750. We are obligated to pay Imageware additional consideration of $500 and $750 for the years ended December 31, 2003 and 2004, respectively, if the Imageware assets generate revenue in each year that meet established thresholds as defined in the agreement, and if certain other conditions are met.

e. CUESOL, INC.

In January 2003, we purchased 216,000 shares of voting common stock in Cuesol, Inc. ("Cuesol") for $1,000. Cuesol creates wireless, customer-interactive solutions that empower retailers to communicate with customers on an individual basis. Since our investment is less than 20 percent and we lack the ability to exercise significant influence over Cuesol, we account for this investment using the cost method.

f. OTHER ACQUISITIONS

In addition to the aforementioned acquisitions, we established wholly-owned subsidiaries through the acquisition of certain of our international distributors and developers of various of our products during the past three years. These acquisitions have been accounted for as purchases and, accordingly, the related acquisition costs have been allocated to net assets acquired based upon fair values.

Additional acquisition payments related to these acquisitions are contingent upon the attainment of certain annual net revenue levels and achievement of other milestones as defined in the respective agreements during periods not exceeding five years from the date of acquisition. We made additional acquisition payments of $709, $282 and $1,660 during the years ended December 31, 2003, 2002 and 2001, respectively, related to these acquisitions, which has been recorded as goodwill.

3. INVENTORIES

---------------------------------------------------------------------------------------------
                                                        DECEMBER 31, 2003   DECEMBER 31, 2002
---------------------------------------------------------------------------------------------
Raw materials.........................................     $    66,500         $    82,115
Work in progress......................................          24,422              39,931
Finished goods........................................         121,940             139,050
                                                        -------------------------------------
                                                           $   212,862         $   261,096
---------------------------------------------------------------------------------------------

The amounts shown above are net of inventory reserves of $109,331 and $170,057 as of December 31, 2003 and 2002, respectively, and include inventory on consignment of $34,564 and $49,182 as of December 31, 2003 and 2002, respectively.

4. PROPERTY, PLANT AND EQUIPMENT, NET

---------------------------------------------------------------------------------------------
                                                        DECEMBER 31, 2003   DECEMBER 31, 2002
---------------------------------------------------------------------------------------------
Land..................................................     $    10,057         $    11,006
Buildings and improvements............................          72,380              74,063
Machinery and equipment...............................         121,530             106,603
Furniture, fixtures and office equipment..............          41,821              38,002
Computer hardware and software........................         198,658             165,214
Leasehold improvements................................          18,169              15,884
                                                        -------------------------------------
                                                               462,615             410,772
Less: Accumulated depreciation and amortization.......        (251,727)           (202,563)
                                                        -------------------------------------
                                                           $   210,888         $   208,209
---------------------------------------------------------------------------------------------

5. INVESTMENT IN MARKETABLE SECURITIES

As a result of the November 2000 acquisition of Telxon Corporation, we obtained 4,166.1 shares of Cisco Systems, Inc. common stock (the "Cisco shares"). We also obtained two derivative financial instruments related to the Cisco shares (referred to collectively herein as the "Collar"). The Collar essentially hedged our risk of loss on the Cisco shares by utilizing purchased put options. Conversely, the Collar arrangement also limited the potential gain by employing written call options.

In January 2001, we sold 6.1 of the Cisco shares and simultaneously terminated the existing Collar and entered into a private Mandatorily Exchangeable Securities Contract for Shared Appreciation Income Linked Securities ("SAILS") arrangement (see Note 12(c)) with a highly rated financial institution for the remaining 4,160 shares. These shares had a market value of $100,797 and $54,496 at December 31, 2003 and 2002, respectively. Such shares are held as collateral to secure the debt instrument associated with the SAILS and are included in Investment in Marketable Securities in the Consolidated Balance Sheets. The SAILS contain an embedded equity collar, which effectively manages a large portion of our exposure to fluctuations in the fair value of our holdings in the Cisco shares. At maturity, the SAILS will be exchangeable for shares of Cisco common stock or, at our option, cash in lieu of shares. We account for the embedded equity collar as a derivative financial instrument in accordance with the requirements of SFAS No. 133 and the change in fair value of this derivative between reporting dates is recognized as other income/(expense). As there is a legal right of offset, the derivative has been combined with the debt instrument and presented as net long-term debt in the Consolidated Balance Sheets.

Approximately 3,411.2 of the Cisco shares are economically hedged in conjunction with the SAILS arrangement and are classified as trading securities. However, because these securities collateralize the long-term debt underlying the SAILS arrangement, they have been classified as non-current assets. The changes in market value of these trading securities and related derivative instrument of approximately $(1,140), $16,275 and $4,647 for the years ended December 31, 2003, 2002, and 2001, respectively, have been included in other (expense)/income in the Consolidated Statements of Operations. The remaining 748.8 Cisco shares are classified as available-for-sale securities in accordance with SFAS No. 115 and on April 1, 2003 a portion of the embedded equity collar described above was designated as a fair value hedge of these securities. To the extent the collar is effective, the change in fair value of the Cisco shares classified as available for sale securities are recorded as a component of other income or expense rather than as other comprehensive income. The change in fair value of the embedded equity collar is also recorded as a component of other income or expense.


Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses, net of income taxes, recorded as a component of accumulated other comprehensive income/(loss). Information regarding marketable securities classified as available-for-sale is presented in the table below:

---------------------------------------------------------------------------------------------
                                                        DECEMBER 31, 2003   DECEMBER 31, 2002
---------------------------------------------------------------------------------------------
Cost basis............................................  $          10,090   $          10,090
Gross unrealized holding gain on available-for-sale
  securities..........................................                119                 162
Gross unrealized holding gain on hedged available-for-
  sale securities.....................................              9,069                   -
                                                        -------------------------------------
Aggregate fair market value...........................  $          19,278   $          10,252
---------------------------------------------------------------------------------------------

Based on the provisions of SFAS No. 115 and the evidence reviewed, we determined that there were no declines in market value for these investments which were other than temporary in 2003, however certain declines in market value for these investments were other-than-temporary in 2001. In accordance with the provisions of SFAS No. 115, we recorded a pre-tax impairment charge of $23,757 in 2001. These charges are shown as a component of other income/(expense) in the Consolidated Statements of Operations.

Information regarding marketable securities classified as trading securities is presented in the table below:

---------------------------------------------------------------------------------------------
                                                        DECEMBER 31, 2003   DECEMBER 31, 2002
---------------------------------------------------------------------------------------------
Cost basis............................................  $         142,844   $         142,844
Gross unrealized holding losses on trading
  securities..........................................            (59,986)            (98,157)
                                                        -------------------------------------
Aggregate fair market value...........................  $          82,858   $          44,687
---------------------------------------------------------------------------------------------

6. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

--------------------------------------------------------------------------------------------
                                                              PRODUCTS   SERVICES    TOTAL
--------------------------------------------------------------------------------------------
Balance as of January 1, 2002...............................  $237,152   $55,628    $292,780
Goodwill acquired during the year...........................    11,330     2,307      13,637
Translation adjustments.....................................      (423)       32        (391)
Other adjustments, net(1)...................................    (4,045)     (958)     (5,003)
                                                              ------------------------------
Balance as of December 31, 2002.............................   244,014    57,009     301,023
Covigo acquisition..........................................     4,709         -       4,709
Translation adjustments.....................................     3,274       818       4,092
@POS goodwill adjustments(2)................................    (4,511)   (1,128)     (5,639)
Sweden earnout payment......................................       709         -         709
Telxon goodwill adjustments.................................    (1,942)     (485)     (2,427)
                                                              ------------------------------
Balance as of December 31, 2003.............................  $246,253   $56,214    $302,467
--------------------------------------------------------------------------------------------

(1) Includes $5,443 related to the reduction of certain liabilities recorded at the time of the Telxon acquisition.

(2) Adjustment related to recording certain deferred tax assets in connection with the acquisition.

Adjusted financial information assuming SFAS No. 142 had been adopted as of January 1, 2001 is as follows:

------------------------------------------------------------------------------------------
                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               2003      2002       2001
------------------------------------------------------------------------------------------
Net earnings/(loss), as reported............................  $3,295   $(44,915)  $(17,769)
Goodwill amortization, net of tax...........................       -          -     14,823
                                                              ----------------------------
Adjusted net earnings/(loss)................................  $3,295   $(44,915)  $ (2,946)
                                                              ----------------------------
BASIC PER SHARE AMOUNTS:
Net earnings/(loss), as reported............................  $ 0.01   $  (0.20)  $  (0.08)
Goodwill amortization, net of tax...........................       -          -       0.07
                                                              ----------------------------
Adjusted net earnings/(loss)................................  $ 0.01   $  (0.20)  $  (0.01)
                                                              ----------------------------
DILUTED PER SHARE AMOUNTS:
Net earnings/(loss), as reported............................  $ 0.01   $  (0.20)  $  (0.08)
Goodwill amortization, net of tax...........................       -          -       0.07
                                                              ----------------------------
Adjusted net earnings/(loss)................................  $ 0.01   $  (0.20)  $  (0.01)
------------------------------------------------------------------------------------------

Other than goodwill, finite life intangible assets, all of which are subject to amortization, consist of the following:

---------------------------------------------------------------------------------------------
                                                DECEMBER 31, 2003        DECEMBER 31, 2002
                                              ----------------------   ----------------------
                                               GROSS    ACCUMULATED     GROSS    ACCUMULATED
                                              AMOUNT    AMORTIZATION   AMOUNT    AMORTIZATION
---------------------------------------------------------------------------------------------
Patents, trademarks and tradenames..........  $35,080   $   (24,670)   $31,624   $   (19,956)
Purchased technology........................   27,800        (9,652)    24,817        (6,069)
Other.......................................    7,250        (2,079)     6,865          (156)
                                              -----------------------------------------------
                                              $70,130   $   (36,401)   $63,306   $   (26,181)
---------------------------------------------------------------------------------------------

These assets have estimated useful lives ranging from 3 to 10 years. Amortization expense for these assets was $10,220, $6,849 and $8,381 for the years ended December 31, 2003, 2002 and 2001, respectively. Estimated future amortization expense for the above finite life intangible assets, assuming no additions or writeoffs, for each of the years ending December 31, is as follows:

--------------------------------------------------------------------
2004........................................................  $9,231
2005........................................................   8,872
2006........................................................   6,340
2007........................................................   4,547
2008........................................................   3,939
--------------------------------------------------------------------

7. AIRCLIC TRANSACTIONS


In November 2000, we invested $35,000 in and licensed certain intellectual property to AirClic Inc. ("AirClic"), a business which allows wireless devices to scan bar codes and transmit data to the Internet. In return, we received convertible preferred stock of AirClic. We do not currently have the right to convert the preferred stock into common stock of AirClic and our ability to do so in the future is subject to certain contractual restrictions. As we do not have the ability to exercise significant influence over AirClic, we account for this investment using the cost method. We periodically test the carrying value of this investment for impairment. In consideration of the outlook of AirClic's business, the general decline in the economy and the decline in information technology spending, we determined that the decline in the value of our investment in AirClic was other than temporary in June 2002. We wrote down the carrying amount of the investment to its estimated fair value of $2,800 by recording an impairment of the investment of $32,200 which is shown as a component of other income/(expense) in the Consolidated Statements of Operations in 2002.


In January 2003, we invested an additional $750 in AirClic in exchange for convertible preferred stock. This additional investment has also been accounted for under the cost method and increased our investment in AirClic to $3,550.

In March 2003, AirClic received additional financing from other investors but the negative outlook for AirClic's business and the lack of a rebound in the information technology sector and the economy in general prompted us to record an additional impairment charge of $3,025 related to this investment during the three months ended March 31, 2003. We subsequently wrote off our remaining investment in AirClic of $525 by September 2003.

During the year ended December 31, 2001, we had accumulated certain component inventories in anticipation of orders from AirClic. As a result, during 2001, AirClic paid $7,000 with respect to this component inventory. This payment was accounted for as an advance payment for future inventory purchases. At December 31, 2002, an accrued liability of $6,147 remained outstanding under this obligation.

In July 2003, we reached an agreement with AirClic as it related to this obligation. The remaining obligation of $4,992 as of July 2003 was settled by making a cash payment of $2,497 to AirClic. Accordingly, we recognized other income of $2,495 in the third quarter of 2003.

8. OFFICER LOANS

In February 2002, we loaned $1,000 to our former Chief Executive Officer, Director and Vice Chairman of the Board of Directors. This loan bears interest at an annual rate of LIBOR plus 100 basis points, which approximated 3.0 percent and 2.4 percent at December 31, 2003 and 2002, respectively. Accrued interest due under this loan is $3 at December 31, 2003. This loan is payable upon the earlier of: (1) the date he ceases to be an employee of the Company, (2) the date of sale of his California residence, or (3) February 19, 2007. In addition, if the officer or his wife sell any shares of our common stock now owned by either of them or hereafter acquired (other than shares sold to pay the exercise price and taxes resulting from the exercise of any options originally granted to this officer by us), 100 percent of the net proceeds of such sales shall be applied immediately to reduce any outstanding indebtedness under this loan.

In addition, we also loaned our former Chief Executive Officer, Director and Vice Chairman of the Board of Directors $500 in October 1999. This loan bears interest at an annual rate of 7 percent through October 2004, and 2.75 percent above the One Year Treasury Rate through maturity. Accrued interest due under this loan is $6 at December 31, 2003. The loan is payable upon the earlier of:
(1) the date he ceases to be an employee of the Company, (2) the date of sale of his California residence, or (3) October 5, 2006. This loan is secured by a second mortgage on the officer's California residence. In addition, if the officer or his wife sell any shares of our common stock now owned by either of them or hereafter acquired (other than shares sold to pay the exercise price and taxes resulting from the exercise of any options originally granted to this officer by us), 100 percent of the net proceeds of such sales shall be applied immediately to reduce any outstanding indebtedness under this loan.

In January 2003, we loaned $500 to our Senior Vice President, Business Development and Chief Information Officer. At the time of the loan, he was not considered to be an "officer" as such term is defined in Rule 16a-1(f) of the Exchange Act and for purposes of Section 16(a) of the Exchange Act. This loan was non-interest bearing and was repaid in full as of March 1, 2004. He became an officer of the Company as defined in Rule 16a-1(f) of the Exchange Act and for purposes of Section 16(a) of the Exchange Act on March 10, 2004.

The purpose of these loans were for relocation expenses and the purchase of new residences in connection with his employment by Symbol. These loans are unsecured and are classified as other assets in the Consolidated Balance Sheets.

9. LEASE SECURITIZATIONS

During 2000, we entered into a $50,000 lease receivable securitization agreement. This agreement matured on December 31, 2003, but was renewed for an additional three months without the payment of amounts outstanding at such time. Since December 31, 2003, we have not been able to securitize additional lease receivables until we provide certain financial information to the financial institution. During the years ended December 31, 2003 and 2002, we securitized approximately $7,275 and $17,219, respectively, of our lease receivables in accordance with the terms of the agreement. Losses on lease securitizations during 2003, 2002 and 2001 were approximately $273, $610 and $1,954, respectively. For a discussion of retained interest, see Note 1(j).

Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed during 2003 and 2002 (weighted based on principal amounts securitized) were as follows:

-------------------------------------------------------------------------------------
                                                                   AS OF DECEMBER 31,
                                                              -----------------------
                                                                 2003         2002
-------------------------------------------------------------------------------------
Prepayment rate.............................................         N/A(1)        N/A(1)
Weighted-average remaining life (in years)..................        2.75         3.26
Expected credit losses......................................  $       73   $      172
Discount rate...............................................   9 percent    9 percent
-------------------------------------------------------------------------------------

The following table presents the fair values of retained interest as of December 31, 2003 and 2002, along with key economic assumptions used to derive the values as of year-end. The table also presents the sensitivity of the current fair value to immediate 10 percent and 20 percent adverse changes in the listed economic assumptions:

-----------------------------------------------------------------------------------
                                                                              AS OF
                                                                       DECEMBER 31,
                                                              ---------------------
                                                               2003          2002
-----------------------------------------------------------------------------------
Fair value of retained interest.............................  $8,720        $12,874
Weighted-average remaining life (in years)..................    1.72           2.54
Prepayment speed assumption.................................     N/A(1)         N/A(1)
   Impact on fair value of 10 percent adverse change........       -              -
   Impact on fair value of 20 percent adverse change........       -              -
Expected credit losses (annual rate)........................    1.0%           1.0%
   Impact on fair value of 10 percent adverse change........  $8,695        $12,839
   Impact on fair value of 20 percent adverse change........  $8,671        $12,803
Discount rate...............................................    9.0%           9.0%
   Impact on fair value of 10 percent adverse change........  $8,652        $12,748
   Impact on fair value of 20 percent adverse change........  $8,585        $12,624
-----------------------------------------------------------------------------------

(1) Our lease portfolios historically have not been subject to prepayment risk.

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10 percent and 20 percent variation in assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in the above table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Static pool credit losses are calculated by summing actual and projected future credit losses and dividing them by the original balance of each securitization pool. At December 31, 2003 and 2002, static pool net credit losses for leases securitized were not material.

The table below summarizes certain cash flows received from/(paid to) securitization trusts:

-------------------------------------------------------------------------------
                                                                     YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------
                                                               2003      2002
-------------------------------------------------------------------------------
Proceeds from new securitizations...........................  $ 4,400   $10,000
Collections used by the trust to purchase new balances in
   revolving securitizations................................   11,440     9,111
Servicing fees received.....................................      356       417
Purchases of delinquent assets..............................      (44)      (27)
-------------------------------------------------------------------------------

The table below presents information about delinquencies and components of reported and securitized financial assets at December 31, 2003 and 2002:

---------------------------------------------------------------------------------------------------
                                                           2003                                2002
                              ---------------------------------   ---------------------------------
                              TOTAL PRINCIPAL      DELINQUENT     TOTAL PRINCIPAL      DELINQUENT
                                   AMOUNT        PRINCIPAL OVER        AMOUNT        PRINCIPAL OVER
                                 OF LEASES          90 DAYS          OF LEASES          90 DAYS
---------------------------------------------------------------------------------------------------
Leases held in portfolio....  $          2,750   $        2,368   $          3,865   $        1,994
Leases held for
   securitization...........               969                0              4,618                2
Leases securitized..........            27,728               78             40,609               12
                              ---------------------------------------------------------------------
Total leases managed........  $         31,447   $        2,446   $         49,092   $        2,008
---------------------------------------------------------------------------------------------------

Leases securitized of $27,728 and $40,609 at December 31, 2003 and 2002, respectively, is comprised of our retained interest in future cash flows of those leases measured at fair value of $8,720 and $12,874, respectively, and the financial institution's interest in those leases of $19,008 and $27,735, respectively, and is shown as a component of other assets on the Consolidated Balance Sheets.

We monitor our potential credit risk associated with lease securitizations and provide for an allowance for doubtful accounts which is maintained at a level that we believe is sufficient to cover potential losses on leases securitized. Credit losses historically have not been material.

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

---------------------------------------------------------------------------------------------
                                                        DECEMBER 31, 2003   DECEMBER 31, 2002
---------------------------------------------------------------------------------------------
Accounts payable......................................  $         104,305   $         124,846
Accrued compensation, fringe benefits and related
   payroll taxes......................................             71,765              60,663
Accrued litigation....................................            179,000             110,300
Accrued professional fees.............................             11,805              25,292
Accrued warranty......................................             20,828              15,034
Accrued rebates.......................................             13,161               8,332
Other accrued expenses................................             89,802              83,101
                                                        -------------------------------------
                                                        $         490,666   $         427,568
---------------------------------------------------------------------------------------------

11. RESTRUCTURING AND IMPAIRMENT CHARGES

A. TELXON ACQUISITION

The 2001 Telxon restructuring charge of $5,440, of which $2,543 was recorded as a component of product cost of revenue and $2,897 was recorded as a component of operating expenses, includes workforce reduction and asset impairment costs. These costs are not associated with the generation of future revenues and have no future economic benefit. An additional $9,238 of the charge recorded in December 2001 relates to the integration of Telxon's business and operations resulting in revenue-producing activities. These consist primarily of professional services and consulting fees, travel and other related charges and were recorded as incurred as merger integration charges in the Consolidated Statements of Operations.

Our exit plan, which focused on the consolidation of manufacturing operations, including plant closings and elimination of redundant activities, has been completed. As part of this plan, we recorded workforce reduction charges of $5,128 for the year ended December 31, 2001. These charges relate to the termination of 225 employees primarily in manufacturing, management, sales and administrative support. As of December 31, 2001, all these employees have been terminated.

Details of the Telxon restructuring balances are as follows:

----------------------------------------------------------------------------------------------
                                                              LEASE
                                               WORKFORCE    OBLIGATION     ASSET
                                               REDUCTIONS     COSTS      IMPAIRMENT    TOTAL
----------------------------------------------------------------------------------------------
Balance December 31, 2000....................  $   32,421   $   19,142   $    4,110   $ 55,673
Additional provision.........................       5,128            -          312      5,440
Utilization/payments.........................     (36,915)     (16,690)      (4,150)   (57,755)
                                               -----------------------------------------------
Balance December 31, 2001....................         634        2,452          272      3,358
Utilization/payments.........................        (476)      (1,256)        (272)    (2,004)
                                               -----------------------------------------------
Balance December 31, 2002....................         158        1,196            -      1,354
Utilization/payments.........................        (158)      (1,135)           -     (1,293)
                                               -----------------------------------------------
Balance December 31, 2003....................  $        -   $       61   $        -   $     61
----------------------------------------------------------------------------------------------

b. MANUFACTURING TRANSITION

In 2001, we began to transition volume manufacturing away from our Bohemia, New York facility to lower cost locations, primarily our Reynosa, Mexico facility and Far East contract manufacturing partners. As a result of these activities, we incurred restructuring charges of $10,282 and $1,366 in the years ended December 31, 2001 and 2002, respectively. These charges relate to workforce reduction and lease termination costs.

The 2001 manufacturing restructuring charge of $10,282, which was recorded as a component of product cost of revenue, related entirely to lease obligation costs on our Bohemia facilities. These costs are not associated with the generation of future revenues and have no future economic benefit.

The 2002 manufacturing restructuring charge of $1,366, of which $1,823 was recorded as a component of operating expenses and $457 was recorded as a reduction of cost of revenue, included workforce reduction costs of $4,843 and the reversal of lease obligation costs of $3,477 resulting from sub-lease arrangement entered into in 2002. The anticipated sub-lease income under these agreements was recorded as a reduction of the restructuring charge recorded in 2002. Workforce reduction charges relate to the termination of approximately 350 employees, primarily manufacturing associates. As of December 31, 2002, all of these employees have been terminated. Details of the manufacturing restructuring balances are as follows:

----------------------------------------------------------------------------------------------
                                                                            LEASE
                                                             WORKFORCE    OBLIGATION
                                                             REDUCTIONS     COSTS       TOTAL
----------------------------------------------------------------------------------------------
Balance December 31, 2000..................................  $        -   $        -   $     -
Provision..................................................           -       10,282    10,282
                                                             ---------------------------------
Balance December 31, 2001..................................           -       10,282    10,282
Additional provision (reduction)...........................       4,843       (3,477)    1,366
Utilization/payments.......................................      (4,843)      (1,211)   (6,054)
                                                             ---------------------------------
Balance December 31, 2002..................................           -        5,594     5,594
Utilization/payments.......................................           -       (1,238)   (1,238)
                                                             ---------------------------------
Balance December 31, 2003..................................  $        -   $    4,356   $ 4,356
----------------------------------------------------------------------------------------------

c. SUPPLIER RELATIONSHIPS

In December 2001, we recorded a $7,959 impairment charge related to supplier relationship management computer software we received from i2 Technologies, Inc. ("i2"). At that time, we decided to utilize another vendor for our enterprise software applications and as such, the supplier relationship software program we purchased from i2 had no future use. This impairment charge included the cost of the software of $4,250, the future software maintenance payments of $2,465 we were contractually obligated to pay plus the cost of inventory of $1,244 which we were contractually obligated to provide. The $1,244 was recorded as a component of product cost of sales, while the remaining $6,715 was recorded as a component of restructuring and impairment charges in the Consolidated Statements of Operations.

d. 2003 RESTRUCTURING CHARGES

In 2003, our global services organization initiated restructuring activities which included transferring a large percentage of our repair operations to Mexico and the Czech Republic, reorganizing our professional services group to utilize third party service providers for lower margin activities, and reorganizing our European management structure from a country based structure to a regional structure. The total costs incurred in connection with this restructuring, which related almost entirely to workforce reductions, is approximately $2,856, of which $2,633 and $223 was recorded as a component of cost of revenue and operating expenses, respectively, in 2003. These restructuring activities are expected to be completed during the first quarter of 2004.

In 2003, we initiated additional restructuring activities in connection with our decision to relocate additional product lines from New York to Mexico. The costs associated with this restructuring relate to workforce reductions and transportation costs. The total amount incurred in connection with this restructuring activity is approximately $961, all of which was recorded as a component of cost of revenue in 2003. These restructuring activities were completed by June 30, 2003.

In 2003, we initiated additional restructuring activities to exit buildings that were acquired with the acquisition of @POS and Covigo, Inc. The costs associated with this restructuring relate primarily to lease obligation costs, adjusted for anticipated sub-lease income. The total amount incurred in connection with this restructuring activity was $958, all of which was recorded as a component of operating expenses. These restructuring activities were completed by September 30, 2003.

Details of the 2003 restructuring charges and remaining balances are as follows:

-----------------------------------------------------------------------------------------------
                                                               LEASE         ASSET
                                                WORKFORCE    OBLIGATION   IMPAIRMENTS
                                                REDUCTIONS     COSTS       AND OTHER     TOTAL
-----------------------------------------------------------------------------------------------
Balance of December 31, 2002..................  $        -   $        -   $         -   $     -
Provision--cost of revenue....................       3,429            2           208     3,639
Provision--operating expenses.................         137          721           323     1,181
Utilization/payments..........................      (3,487)        (151)         (359)   (3,997)
                                                -----------------------------------------------
Balance at December 31, 2003..................  $       79   $      572   $       172   $   823
-----------------------------------------------------------------------------------------------

A summary of the combined restructuring, impairment and related charges (reductions) incurred in each period are as follows:

----------------------------------------------------------------------------------------
                                                                 YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               2003     2002      2001
----------------------------------------------------------------------------------------
Product cost of revenue (Telxon)............................  $    -   $     -   $ 2,543
Product cost of revenue (Manufacturing).....................       -    (3,477)   10,282
Product cost of revenue (Manufacturing).....................       -     3,020         -
Product cost of revenue (Suppliers).........................       -         -     1,244
Product cost of revenue (Reynosa Manufacturing Plant--Note
  5)........................................................       -         -     4,636
Product cost of revenue 2003 Restructuring Charge...........   3,922         -         -
                                                              --------------------------
Total product cost of revenue...............................  $3,922   $  (457)  $18,705
                                                              --------------------------
Merger integration charges..................................  $    -   $     -   $ 9,238
                                                              --------------------------
i2 impairment...............................................  $    -   $     -   $ 6,715
Workforce reductions........................................     137     1,823     2,897
Other.......................................................   1,044       767       606
                                                              --------------------------
Restructuring and impairment charges........................  $1,181   $ 2,590   $10,218
----------------------------------------------------------------------------------------

12. LONG-TERM DEBT

---------------------------------------------------------------------------------------------
                                                        DECEMBER 31, 2003   DECEMBER 31, 2002
---------------------------------------------------------------------------------------------
Revolving credit facility(a)..........................       $     -            $ 80,000
Senior notes(b).......................................             -               6,349
SAILS exchangeable debt(c)............................        98,927              55,194
Other(d)..............................................           319                 752
                                                        -------------------------------------
                                                              99,246             142,295
Less: Current maturities..............................           234               6,681
                                                        -------------------------------------
                                                             $99,012            $135,614
---------------------------------------------------------------------------------------------

(a) Through September 15, 2003, we had a $350,000 unsecured revolving credit facility with a syndicate of U.S. and international banks. These borrowings bore interest at either LIBOR plus 75 and 100 basis points at September 15, 2003 and December 31, 2002 (which approximated 1.86 percent and 2.4 percent at such dates, respectively), or the base rate of the syndication agent bank, contingent upon various stipulations by the lender, which approximated 4.0 percent and 4.25 percent at September 15, 2003 and December 31, 2002, respectively. As of December 31, 2002, we had outstanding borrowings of $80,000 under this facility. Since the proceeds under the Credit Agreement were committed until 2004, we classified these borrowings as long-term obligations at December 31, 2002. As a result of the length of time necessary to restate our financial statements beginning on September 16, 2003, we would have been in violation of one of the covenants of our Credit Agreement that requires the timely filing of financial statements with the SEC. On September 15, 2003, we reached an agreement with the bank group and obtained a waiver to provide us additional time to become current with our periodic filings with the SEC. Under the revised Credit Agreement, the credit facility was reduced from $350,000 to $100,000 and we voluntarily agreed to limit our usage of the credit facility to $50,000 until such time as we became current with our periodic filings. In addition, we pledged our U.S. trade receivables and agreed to retain $75,000 of unencumbered, worldwide cash until that time.

In November 2003, this credit facility was replaced with a $30,000 secured credit line which expires in May 2006. These borrowings which are secured by U.S. trade receivables bear interest at either LIBOR plus 200 basis points which approximated 3.1% at December 31, 2003 or, the base rate of the syndication agent bank, which approximated 4.0% at December 31, 2003. As of December 31, 2003, there were no borrowings outstanding under the secured credit line. On February 27, 2004, this credit facility was increased to $45,000 with the same interest provisions.

(b) In March 1993, we issued $25,000 of 7.76 percent Series A Senior Notes due February 15, 2003 and $25,000 of 7.76 percent Series B Senior Notes due February 15, 2003 to two insurance companies. The Series A Senior Notes are being repaid in equal annual installments of $2,778 which began in February 1995. The Series B Senior Notes are being repaid in equal annual principal installments of $3,571 which began in February 1997. Interest is payable quarterly for these notes. The remaining balance of the Senior Notes of $6,349 as of December 31, 2002 was fully repaid in February 2003.


(c) In order to provide additional liquidity to be used for general corporate purposes, including the repayment of debt outstanding under our revolving credit facility and to effectively lock in the gain recognized upon the sale of our Cisco shares, while avoiding a tax liability in January 2001, we entered into a private Mandatorily Exchangeable Securities Contract for Shared Appreciation Income Linked Securities ("SAILS") with a highly rated financial institution. The securities that underlie the SAILS contract represent our investment in Cisco common stock, which was acquired in connection with the Telxon acquisition (see Note 5). This debt has a seven-year maturity and bears interest at a cash coupon rate of 3.625 percent of the original notional amount of debt of $174,200. At maturity, the SAILS are exchangeable for shares of Cisco common stock or, at our option, cash in lieu of shares. Net proceeds from the issuance of the SAILS and termination of an existing freestanding collar arrangement were approximately $262,246. The SAILS contain an embedded equity collar, which effectively manages a large portion of our exposure to fluctuations in the fair value of our holdings in Cisco common stock. We account for the embedded equity collar as a derivative financial instrument in accordance with the requirements of SFAS 133. The change in fair value of this derivative between reporting dates is recognized as other income. The derivative has been combined with the debt instrument in long-term debt as there is a legal right of offset and is in accordance with FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." The SAILS liability, net of the derivative asset, represents $98,927 and $55,194 of the total long-term debt balance outstanding at December 31, 2003 and 2002, respectively. We have the option to terminate the SAILS arrangement prior to its scheduled maturity. If we terminate the SAILS arrangement prior to its scheduled maturity by delivering our Cisco common stock our cash payment would not exceed the present value of our future coupon payments at the time of termination. At the present time, we do not anticipate terminating the SAILS arrangement prior to its scheduled maturity date.


(d) We have available $25,000 in uncommitted U.S. dollar and foreign currency lines of credit with several global banks with a range of borrowing rates and varying terms that continue until such time as either party wishes to terminate the agreements. As of December 31, 2003, there were no outstanding borrowings under this agreement. The remaining balances in other long-term debt of $319 and $752 at December 31, 2003 and 2002, respectively, represent capital lease obligations and various other loans maturing through 2007.

Based on the borrowing rates currently available to us for bank loans with similar terms, the fair values of borrowings under the Credit Agreement, senior notes and promissory notes, approximate their carrying values, excluding the embedded derivative as described above.

Our capital lease obligations are included in long-term debt in the Consolidated Balance Sheet. The combined aggregate amount of long-term debt and capital lease maturities for each of the years ending December 31 are as follows:

---------------------------------------------------------------------
2004........................................................  $   234
2005........................................................       74
2006........................................................        6
2007........................................................        5
2008........................................................   98,927
Thereafter..................................................        -
                                                              -------
   Total....................................................  $99,246
---------------------------------------------------------------------

13. INCOME TAXES

The provision for (benefit from) income taxes consists of:

-----------------------------------------------------------------------------------------------
                                                                FOR THE YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                2003        2002           2001
-----------------------------------------------------------------------------------------------
CURRENT:
   Federal..................................................  $     52    $      -    $(21,476)
   State and local..........................................         -           -           -
   Foreign..................................................     6,786       6,149       3,320
                                                              ---------------------------------
                                                                 6,838       6,149     (18,156)
                                                              ---------------------------------
DEFERRED:
   Federal..................................................   (12,114)    (23,402)      4,645
   State and local..........................................     3,306      (2,836)      5,830
   Foreign..................................................     2,576       3,274       7,895
                                                              ---------------------------------
                                                                (6,232)    (22,964)     18,370
                                                              ---------------------------------
Total provision for (benefit from) income taxes.............  $    606    $(16,815)   $    214
-----------------------------------------------------------------------------------------------

A reconciliation between the statutory U.S. Federal income tax rate and our effective tax rate is as follows:

----------------------------------------------------------------------------------------------
                                                               FOR THE YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------------
                                                  2003                2002                2001
                                      ----------------   -----------------    ----------------
                                                 % OF                % OF                 % OF
                                      AMOUNT    PRETAX    AMOUNT    PRETAX    AMOUNT    PRETAX
----------------------------------------------------------------------------------------------
Statutory U.S. Federal rate
   provision (benefit)..............  $ 1,365      35%   $(21,605)   (35.0)%  $(6,144)   (35.0)%
State taxes, net of federal tax
   effect...........................    2,149     55.1     (1,843)    (3.0)     3,789     21.6
Tax credits.........................   (5,892)  (151.1)    (4,491)    (7.2)    (5,242)   (29.9)
Amortization of goodwill............        -        -          -        -      4,350     24.8
Non-deductible fines................    1,750     44.9          -        -          -        -
Extraterritorial income exemption...   (1,037)   (26.6)         -        -          -        -
Income of foreign subsidiaries taxed
   at differing tax rates...........     (757)   (19.4)     1,064      1.7        137      0.8
Change in valuation allowance.......    2,180     55.9      6,166     10.0      1,776     10.1
Non-deductible compensation.........      370      9.5      2,895      4.7          -        -
Executive life insurance............       69      1.7        249      0.4        424      2.4
Other non-deductible items..........      564     14.5        580      0.9      1,202      6.8
Other, net..........................     (155)    (4.0)       170      0.3        (78)    (0.4)
                                      --------------------------------------------------------
                                      $   606    15.5%   $(16,815)   (27.2)%  $   214     1.2%
----------------------------------------------------------------------------------------------

Our effective tax rate will change from year to year based on recurring factors including the geographical mix of income before taxes, the timing and amount of foreign dividends, state and local taxes, the ratio of permanent items to pretax book income and the implementation of various global tax strategies, as well as nonrecurring events.

Net tax (costs)/benefits of $(12,419) in 2003, $16,650 in 2002 and $4,921 in
2001 were recorded directly through equity which included net tax benefits related to currency translations, unrealized losses on available for sale securities and certain employee benefit plans. In addition, net tax benefits of $13,329 were recorded as part of goodwill in connection with the @POS and Covigo acquisitions.

The components of our deferred tax assets and liabilities at December 31, 2003 and 2002, are as follows:

---------------------------------------------------------------------------------
                                                                  AT DECEMBER 31,
                                                              -------------------
                                                                2003         2002
---------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Receivables.................................................  $ 46,220   $ 36,989
Inventory...................................................    49,226     69,331
Accrued compensation and associate benefits.................    36,793     22,738
Other accrued liabilities...................................    80,296     55,047
Accrued restructuring and severance costs...................       400      2,345
Deferred revenue-current....................................    16,102     15,821
Deferred revenue-long term..................................         -     20,257
Purchased technology and other intangibles..................    20,777     28,762
Property, plant and equipment...............................     1,764          -
Cumulative translation adjustments..........................       157     12,256
Net operating loss carryforwards............................   164,048    144,714
Capital loss carryforwards..................................    12,493          -
Tax credit carryforwards....................................    96,169     79,265
Charitable contribution carryforwards.......................     2,114      1,367
Other, net..................................................     5,510      7,984
                                                              -------------------
Total deferred tax assets...................................   532,069    496,876
Valuation allowance.........................................   (43,936)   (31,436)
                                                              -------------------
Net deferred tax assets.....................................   488,133    465,440
                                                              -------------------
DEFERRED TAX LIABILITIES:
Investments.................................................   (57,095)   (45,259)
Net investment in sales-type leases.........................    (5,991)    (7,825)
Deferred revenue-long-term..................................    (5,244)         -
Deferred patent and product development costs...............    (8,762)   (21,971)
Property, plant and equipment...............................         -       (421)
                                                              -------------------
Total deferred tax liabilities..............................   (77,092)   (75,476)
                                                              -------------------
Net deferred income tax assets..............................  $411,041   $389,964
---------------------------------------------------------------------------------

Amounts recognized as deferred tax assets in the Consolidated Balance Sheets consists of:

---------------------------------------------------------------------------------
                                                                  AT DECEMBER 31,
                                                              -------------------
                                                                2003       2002
---------------------------------------------------------------------------------
Current.....................................................  $182,571   $167,489
Non-current.................................................   228,470    222,475
                                                              -------------------
Total.......................................................  $411,041   $389,964
---------------------------------------------------------------------------------

We have available federal, state and foreign net operating loss carryforwards of approximately $388,520, $802,577 and $5,166, respectively, at December 31, 2003. Such loss carryforwards expire in accordance with provisions of applicable tax law and have remaining lives ranging from 1 to 20 years. Certain loss carryforwards are more likely than not to expire unused.

We also have a capital loss carryforward of approximately $32,450 for federal and state purposes at December 31, 2003. Such loss carryforward expires in 5 years in accordance with provisions of applicable tax laws.

We also have available federal, state and foreign credit carryforwards of approximately $85,652, $15,316 and $907, respectively, at December 31, 2003. Such credits have expiration dates ranging from 1 to 20 years, and $24,467 of these credits has no expiration date. Certain credit carryforwards are more likely than not to expire unused.

The valuation allowance increased by $12,500 during 2003 and increased by $23,338 during 2002. The increase in 2003 relates to limitations on Federal net operating loss carryforwards and tax credits of acquisitions, foreign tax credits and state and local and foreign loss carryforwards that are more likely than not to expire before the Company can use them. The increase in 2002 relates to limitations on Federal net operating loss carryforwards of acquisitions, foreign tax credits and state and local loss carryforwards that are more likely than not to expire before the Company can use them. Subsequent recognition of a substantial portion of the deferred tax asset relating to such net operating loss carryforwards against which a valuation allowance has been recorded would result in a reduction of goodwill recorded in connection with the Telxon, @POS and Covigo acquisitions.

14. COMMITMENTS AND CONTINGENCIES

a. LEASE AGREEMENTS

The combined aggregate amount of required future minimum rental payments under non-cancelable capital and operating leases for each of the years ending December 31 are as follows:

---------------------------------------------------------------------------------
                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES
---------------------------------------------------------------------------------
2004........................................................  $   246   $  20,774
2005........................................................       69      18,050
2006........................................................        -      15,436
2007........................................................        -      13,307
2008........................................................        -      11,317
Thereafter..................................................        -      27,131
                                                              -------------------
Total minimum payments......................................      315   $ 106,015
                                                                        ---------
Less amounts representing interest..........................       21
                                                              -------
Present value of future lease payments......................      294
Less current portion........................................      228
                                                              -------
Long-term capital lease obligation..........................  $    66
---------------------------------------------------------------------------------

Rent expense under operating leases was $19,979, $17,103 and $16,263 for the years ended December 31, 2003, 2002 and 2001, respectively.

b. EMPLOYMENT CONTRACTS

We have executed employment contracts with certain senior executives that vary in length, for which we have a minimum commitment aggregating approximately $5,519 and $12,064 at December 31, 2003 and 2002, respectively. In February 2002, our former President and Chief Executive Officer announced his retirement. In connection therewith, we recorded a pre-tax compensation and related benefits charge of $8,597 in 2002 which is included in selling, general and administrative expenses in the Consolidated Statements of Operations.

c. LETTERS OF CREDIT AND PURCHASE COMMITMENTS

At December 31, 2003, we had outstanding letters of credit of $2,943. As of December 31, 2003 and 2002, we have included in our accrued liabilities $1,110 and $2,227, respectively, for purchase commitments for which a loss was recognized.

d. LEGAL MATTERS

We are a party to lawsuits in the normal course of business. Litigation in the normal course of business, as well as the lawsuits and investigations described below, can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings and government investigations are difficult to predict. Unless otherwise specified, Symbol is currently unable to estimate, with reasonable certainty, the possible loss, or range of loss, if any, for the lawsuits and investigations described herein. An unfavorable resolution to any of the lawsuits or investigations described below could have a material adverse effect on Symbol's business, results of operations or financial condition.

GOVERNMENT INVESTIGATIONS

The Securities and Exchange Commission ("SEC") has issued a Formal Order Directing Private Investigation and Designating Officers to Take Testimony with respect to certain accounting matters, principally concerning the timing and amount of revenue recognized by Symbol during the period of January 1, 2000 through December 31, 2001 as well as the accounting for certain reserves, restructurings, certain option programs and several categories of cost of revenue and operating expenses. We are cooperating with the SEC, and have produced hundreds of thousands of documents and numerous witnesses in response to the SEC's inquiries. Symbol and approximately ten or more former employees have received so-called "Wells Notices" stating that the SEC Staff in the Northeast Regional Office is considering recommending to the Commission that it authorize civil actions against Symbol and the individuals involved alleging violations of various sections of the federal securities laws and regulations. Pursuant to an action against Symbol, the Commission may seek permanent injunctive relief and appropriate monetary relief, including a fine, from us.

The United States Attorney's Office for the Eastern District of New York (the "Eastern District") has commenced a related investigation. We are cooperating with that investigation, and have produced documents and witnesses in response to the Eastern District's inquiries. The Eastern District could file criminal charges against Symbol and seek to impose a fine upon us and other relief the Eastern District deems appropriate.

Any criminal and/or civil action or any negotiated resolution may involve, among other things, injunctive and equitable relief, including material fines, which could have a material adverse effect on our business, results of operations and financial condition.


In March 2003, Robert Asti, Symbol's former Vice President--North America Sales & Services--Finance, who left Symbol in March 2001, pleaded guilty to two counts of securities fraud in connection with matters that are the subject of the Commission and the Eastern District investigations. These counts included allegations that Mr. Asti acted together with other unnamed high-ranking corporate executives at Symbol to, among other things, manufacture revenue through sham "round-trip" transactions. The Commission has also filed a civil complaint asserting similar allegations against Mr. Asti.


In June 2003, Robert Korkuc, Symbol's former Chief Accounting Officer, who left Symbol in March 2003, pleaded guilty to two counts of securities fraud in connection with matters that are the subject of the Commission and the Eastern District investigations. These counts included allegations that Mr. Korkuc acted with others at Symbol in a fraudulent scheme to inflate various measures of Symbol's financial performance. The Commission also has filed a civil complaint asserting similar allegations against Mr. Korkuc.

Symbol is attempting to negotiate a resolution with each of the Commission and the Eastern District to the mutual satisfaction of the parties involved. In either case, an agreement has not yet been reached and there is no guarantee that Symbol will be able to successfully negotiate a resolution.

SECURITIES LITIGATION MATTERS

Pinkowitz v. Symbol Technologies, Inc., et al.

On March 5, 2002, a purported class action lawsuit was filed, entitled Pinkowitz
v. Symbol Technologies, Inc., et al., in the United States District Court for the Eastern District of New York on behalf of purchasers of the common stock of Symbol between October 19, 2000 and February 13, 2002, inclusive, against Symbol, Tomo Razmilovic, Jerome Swartz and Kenneth Jaeggi. The complaint alleged that defendants violated the federal securities laws by issuing materially false and misleading statements throughout the class period that had the effect of artificially inflating the market price of Symbol's securities. Subsequently, a number of additional purported class actions containing substantially similar allegations were also filed against Symbol and certain Symbol officers in the Eastern District of New York.

On September 27, 2002, a consolidated amended complaint was filed in the United States District Court for the Eastern District of New York, consolidating the previously filed purported class actions. The consolidated amended complaint added Harvey P. Mallement, George Bugliarello and Leo A. Guthart (the then current members of the Audit Committee of Symbol's Board of Directors) and Brian Burke and Frank Borghese (former employees of Symbol) as additional individual defendants and broadened the scope of the allegations concerning revenue recognition. In addition, the consolidated amended complaint extended the alleged class period to the time between April 26, 2000 and April 18, 2002.

Discovery in the Pinkowitz action has recently commenced. In addition, on October 15, 2003, plaintiffs moved for class certification of the Pinkowitz action. Trial of the Pinkowitz action is scheduled to commence on June 8, 2004. Symbol continues to vigorously assert its defenses in this litigation.

Hoyle v. Symbol Technologies, Inc., et al.
Salerno v. Symbol Technologies, Inc., et al.

On March 21, 2003, a separate purported class action lawsuit was filed, entitled Edward Hoyle v. Symbol Technologies, Inc., Tomo Razmilovic, Kenneth V. Jaeggi, Robert W. Korkuc, Jerome Swartz, Harvey P. Mallement, George Bugliarello, Charles B. Wang, Leo A. Guthart and James H. Simons, in the United States District Court for the Eastern District of New York. On May 7, 2003, a virtually identical purported class action lawsuit was filed against the same defendants by Joseph Salerno.

The Hoyle and Salerno complaints are brought on behalf of a purported class of former shareholders of Telxon Corporation ("Telxon") who obtained Symbol stock in exchange for their Telxon stock pursuant to Symbol's acquisition of Telxon effective as of November 30, 2000. The complaint alleges that the defendants violated the federal securities laws by issuing a Registration Statement and Joint Proxy Statement/Prospectus in connection with the Telxon acquisition that contained materially false and misleading statements that had the effect of artificially inflating the market price of Symbol's securities.

On October 3, 2003, Symbol and the individual defendants moved to dismiss the Hoyle action as barred by the applicable statute of limitations. The Court has not ruled on the motion. Symbol intends to litigate the case vigorously on the merits.

In connection with the above pending class actions and government investigations, Symbol recorded a loss provision on legal settlements of $72,000 in the first quarter of 2003 and $70,000 in the fourth quarter of 2002, bringing the estimated liability to $142,000 as of December 31, 2003 as compared to $70,000 as of December 31, 2002, which is reflected as a component of accounts payable and accrued expenses in the accompanying consolidated financial statements.

Bildstein v. Symbol Technologies, Inc., et. al.

On April 29, 2003, a lawsuit was filed, entitled Bildstein v. Symbol Technologies, Inc., et. al., in the United States District Court for the Eastern District of New York against Symbol and Jerome Swartz, Harvey P. Mallement, Raymond R. Martino, George Bugliarello, Charles B. Wang, Tomo Razmilovic, Leo A. Guthart, James Simons, Saul F. Steinberg and Lowell Freiberg. The plaintiff alleges that the defendants violated Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder, and common and state law, by authorizing the distribution of proxy statements in 2000, 2001 and 2002. Plaintiff seeks the cancellation of all affirmative votes at the annual meetings for 2000, 2001 and 2002, canceling all awards under the option plans, enjoining implementation of the option plans and any awards thereunder and an accounting by the defendants for all damage to Symbol, plus all costs and expenses in connection with the action. Symbol has filed a motion to dismiss that is now fully briefed. On February 4, 2004, Symbol argued its motion to dismiss before the Court and is awaiting the Court's decision. Symbol intends to defend the case vigorously on the merits.

Gold v. Symbol Technologies, Inc., et al.

On December 18, 2003, a purported derivative action lawsuit was filed, entitled Gold v. Symbol Technologies, Inc., et al., in the Court of Chancery of the State of the State of Delaware against Symbol and Tomo Razmilovic, Kenneth V. Jaeggi, Dr. Jerome Swartz, Frank Borghese, Brian Burke, Richard M. Feldt, Satya Sharma, Harvey P. Mallement, Raymond R. Martino, George Bugliarello, Dr. Leo A. Guthart, Richard Bravman, Dr. James H. Simons, Leonard H. Goldner,

Saul P. Steinberg, Lowell C. Freiberg and Charles Wang. The complaint alleges that the defendants violated the federal securities laws by issuing materially false and misleading statements from January 1, 1998 through December 31, 2002 that had the effect of artificially inflating the market price of Symbol's securities and that they failed to properly oversee or implement policies, procedures and rules to ensure compliance with federal and state laws requiring the dissemination of accurate financial statements, which ultimately caused Symbol to be sued for, and exposed to liability for, violations of the anti-fraud provisions of the federal securities laws, engaged in insider trading in Symbol's common stock, wasted corporate assets and improperly awarded a severance of approximately $13,000 to Mr. Razmilovic.

Plaintiff seeks to recover incentive-based compensation paid to senior members of Symbol's management in reliance on materially inflated financial statements and to impose a trust to recover cash and other valuable assets received by the management defendants and former Symbol board members in the form of proceeds garnered from the sale of Symbol common stock (including option related sales) from at least January 1, 1998 through December 31, 2002. Symbol intends to litigate the case vigorously.

In re Telxon Corporation Securities Litigation

From December 1998 through March 1999, a total of 27 class actions were filed in the United States District Court, Northern District of Ohio, by certain alleged stockholders of Telxon on behalf of themselves and purported classes consisting of Telxon stockholders, other than the defendants and their affiliates, who purchased stock during the period from May 21, 1996 through February 23, 1999, or various portions thereof, alleging claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to Telxon's financial performance and prospects and an alleged violation of generally accepted accounting principles by improperly recognizing revenues. The named defendants are Telxon, its former president and chief executive officer, Frank E. Brick, and its former senior vice president and chief financial officer, Kenneth W. Haver. The actions were referred to a single judge, consolidated and an amended complaint was filed by lead counsel. The amended complaint alleges that the defendants engaged in a scheme to defraud investors through improper revenue recognition practices and concealment of material adverse conditions in Telxon's business and finances. The amended complaint seeks certification of the identified class, unspecified compensatory and punitive damages, pre- and post-judgment interest, and attorneys' fees and costs.

On November 13, 2003, Telxon and the plaintiff class reached a tentative settlement of all pending shareholder class actions against Telxon. Under the settlement, Telxon anticipates that it will pay $37,000 to the class. As a result of anticipated contributions by Telxon's insurers, Telxon expects that its net payment will be no more than $25,000. Telxon has not settled its lawsuit against its former auditors, PricewaterhouseCoopers LLP ("PwC"), and, as part of the proposed settlement of the class action, Telxon has agreed to pay to the class, under certain circumstances, up to $3,000 of the proceeds of that lawsuit. On December 19, 2003, the settlement received preliminary approval from the Court. On February 12, 2004, the Court granted its final approval of the settlement.

Accordingly, we recorded a $25,000 pre-tax charge in the Consolidated Statements of Operations for the quarter ended December 31, 2002 and have reflected as an accrued liability as of December 31, 2002 and 2003 for the estimated settlement of $37,000 and have recorded a non-current asset for the insurance proceeds of $12,000 as of December 31, 2002 which we expect to receive in the first quarter of 2004. The insurance proceeds of $12,000 are classified as a component of other current assets as of December 31, 2003. On February 27, 2004, we paid $25,000 to the class in accordance with the settlement.

On February 20, 2001, Telxon filed a motion for leave to file and serve a summons and third-party complaint against third-party defendant PwC in the shareholders' class action complaints. Telxon's third-party complaint against PwC concerns PwC's role in the original issuance and restatements of Telxon's financial statements for its fiscal years 1996, 1997 and 1998 and its interim financial statements for its first and second quarters of fiscal year 1999, which are the subject of the class action litigation against Telxon. Telxon states causes of action against PwC for contribution under federal securities law, as well as state law claims for accountant malpractice, fraud, constructive fraud, fraudulent concealment, fraudulent misrepresentation, negligent misrepresentation, breach of contract and breach of fiduciary duty. With respect to its federal claim against PwC, Telxon seeks contribution from PwC for all sums that Telxon may be required to pay in excess of Telxon's proportionate liability, if any, and attorney fees and costs. With respect to its state law claims against PwC, Telxon seeks compensatory damages, punitive damages, attorney fees and costs, in amounts to be determined at trial.

Fact discovery has been substantially completed. Trial is scheduled to commence sometime in 2004.

Wyser-Pratte Management Co. v. Telxon Corporation, et. al.

On June 11, 2002, Wyser-Pratte Management Co., Inc. ("WPMC") filed a complaint against Telxon and its former top executives alleging violations of Sections 10(b), 18, 14(a) and 20(a) of the Securities and Exchange Act of 1934 (the "Exchange Act"), and alleging additional common law claims. This action is related to the same set of facts as the In re Telxon class action described above. On November 15, 2003, the parties reached an agreement in principle to resolve the litigation under which Telxon would pay WPMC $3,300. Accordingly, we recorded a $3,300 pre-tax charge in the Consolidated Statements of Operations for the quarter ended December 31, 2002. The settlement was finalized and paid by the Company in December 2003, and a stipulation of dismissal was filed in January 2004.

PENDING PATENT AND TRADEMARK LITIGATION

Proxim v. Symbol Technologies, Inc., 3 Com Corporation, Wayport Incorporated and SMC Networks Incorporated

In March 2001, Proxim Incorporated ("Proxim") sued Symbol, 3 Com Corporation, Wayport Incorporated and SMC Networks Incorporated in the United States District Court in the District of Delaware for allegedly infringing three patents owned by Proxim (the "Proxim v. 3Com et al. Action"). Proxim also filed a similar lawsuit in March 2001 in the United States District Court in the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation. The complaint against Symbol sought, among other relief, unspecified damages for patent infringement, treble damages for willful infringement and a permanent injunction against Symbol from infringing these three patents.

Symbol answered and filed counterclaims against Proxim, asserting that Proxim's RF product offerings infringe on four of our patents relating to wireless LAN technology.

On December 4, 2001, we filed a complaint against Proxim in the United States District Court in the District of Delaware (the "Symbol v. Proxim Action") asserting infringement of the same four patents that were asserted in our counterclaim against Proxim in the Proxim v. 3Com et al.

Action prior to the severance of this counterclaim by the Court. On December 18, 2001, Proxim filed an answer and counterclaims in the Symbol v. Proxim Action, seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four patents asserted by Symbol, injunctive and monetary relief for our alleged infringement of one additional Proxim patent (the "'634 Patent") involving wireless LAN technology, monetary relief for our alleged false patent marking, and injunctive and monetary relief for our alleged unfair competition under the Lanham Act, common law unfair competition and tortious interference.

On March 17, 2003, Intersil and Proxim announced that a settlement between the companies had been reached, whereby Proxim agreed, inter alia, to dismiss with prejudice all of Proxim's claims in the Proxim v. 3Com et al. Action (the "Proxim/Intersil Agreement"). Proxim also agreed in the Proxim/Intersil Agreement to release us from past and future liability for alleged infringement of the '634 Patent in the Symbol v. Proxim Action, with respect to any of our products that incorporate Intersil's wireless radio chipsets. On April 5, 2003, the Court signed that Stipulation and Order of Dismissal, dismissing all of Proxim's claims in that action with prejudice. On July 30, 2003, among other rulings, the Court dismissed Proxim's unfair competition claim.

Trial on the Symbol patents began on September 8, 2003. On September 12, 2003, the jury returned a verdict finding that two of the three asserted patents (the '183 and '441 Patents) had been infringed by Proxim. Proxim dropped its claims of invalidity as to all three Symbol patents, and consented to judgment against Proxim on those invalidity claims. The jury awarded us 6% royalties on Proxim's past sales of infringing products, which include Proxim's OpenAir, 802.11 and 802.11b products. Based on Proxim's sales of infringing products from 1995 to the present, we estimate that damages for past infringement by Proxim amount to approximately $23,000 before interest. In addition, Proxim continues to sell the infringing products, and we expect that future sales would be subject to a 6% royalty as well. A one day bench trial on Proxim's remaining equitable defenses took place on November 24, 2003. The Court has not ruled on these defenses.

Trial on the Proxim patent began on September 15, 2003. On September 29, 2003, the jury returned a verdict, finding the patent valid but not infringed by Symbol.

Symbol Technologies, Inc. v. Hand Held Products, Inc. and HHP-NC, Inc.

On January 21, 2003, we filed a complaint against Hand Held Products, Inc. and HHP-NC, Inc. (collectively, "HHP") for patent infringement and declaratory judgment. We alleged that HHP infringes 12 of our patents, that 36 of HHP's patents are not infringed by us, that the HHP patents are otherwise invalid or unenforceable, and that the court has jurisdiction to hear the declaratory judgment action. We requested that the court enjoin HHP from further infringement, declare that our products do not infringe HHP's patents, and award us costs and damages.

On March 12, 2003, HHP filed a Motion to Dismiss, which was denied on November 14, 2003. With respect to our claim for a declaratory judgment that 36 of HHP's patents are not infringed by us, or that they are otherwise invalid or unenforceable, the Court denied HHP's motion to dismiss with respect to 10 of the patents, granted HHP's motion to dismiss with respect to 25 of the patents based on lack of subject matter jurisdiction, and granted HHP's motion to dismiss as to one HHP patent based on HHP's representation to the Court that the patent had been dedicated to the public and that HHP would not assert it against us. Pursuant to a stipulation between the parties, we have dismissed without prejudice our claim that HHP infringes 5 of the 12 Symbol patents and our action seeking a declaratory judgment with respect to the 10 HHP patents that remained in the case. On December 12, 2003, HHP asserted counterclaims against Symbol and Telxon (which had previously owned some of the patents asserted by Symbol) seeking a declaratory judgment that the Symbol patents were not infringed, were invalid and/or unenforceable. On the same day, HHP filed a third party complaint against 12 of its suppliers which, HHP claims, are liable to defend and/or indemnify HHP with respect to Symbol's infringement claims. We expect discovery to commence in 2004.

Hand Held Products, Inc and HHP-NC, Inc. v. Symbol Technologies, Inc. and Telxon Corporation

On January 7, 2004, Symbol was served with a summons and complaint alleging that certain of its products infringe 4 patents owned by HHP. Three of the patents concern the design of a finger groove on the surface of a hand held computer, and the fourth concerns a decoding algorithm for 2 dimensional bar codes. These patents had been the subject of Symbol's declaratory judgment complaint, described above, but had been dismissed by the Court based on HHP's representation to the Court that Symbol had no reasonable apprehension of being sued by HHP for infringement of these patents. Symbol intends to defend this case vigorously on the merits.

Symbol Technologies, Inc. v. Metrologic Instruments, Inc.

Symbol and Metrologic Instruments, Inc. ("Metrologic") entered into a cross-licensing agreement executed on December 16, 1996 and effective as of January 1, 1996 (the "Metrologic Agreement").

On April 12, 2002, we filed a complaint in the United States District Court in the Eastern District of New York against Metrologic, alleging a material breach of the Metrologic Agreement. We moved for summary judgment seeking a ruling on the issues, inter alia, that Metrologic had breached the Metrologic Agreement and that we had the right to terminate Metrologic's rights under the Metrologic Agreement. The Court denied the summary judgment motion on March 31, 2003, and held that the issues were subject to resolution by arbitration. We have appealed the Court's decision.

On December 23, 2003, the Court of Appeals dismissed the appeal for lack of appellate jurisdiction because the District Court judgment was not final.

In the interim, we are proceeding with the arbitration. Metrologic had filed a Demand for Arbitration in 2002 that was stayed pending the decisions by the Court. On June 26, 2003, we filed an Amended Answer and Counterclaims to Metrologic's Demand for Arbitration, asserting that (a) Metrologic's accused products are royalty bearing products, as defined under the Metrologic Agreement, and (b) in the alternative, those products infringe upon one or more of our patents. Metrologic replied to our counterclaims on July 31, 2003, denying infringement and asserting that the arbitrator was without jurisdiction to hear our counterclaims. Pursuant to the decision made by the arbitration panel, an arbitrator is now in place to hear the arbitration.

On December 22, 2003, Metrologic withdrew its Demand for Arbitration, however, our counterclaims are still being heard.

In a separate matter relating to the Metrologic Agreement, we filed a demand for an arbitration against Metrologic seeking a determination that certain of our new bar code scanning products are not covered by Metrologic patents licensed to us under the Metrologic

Agreement. We do not believe that the products infringe any Metrologic patents, but in the event there was a ruling to the contrary, our liability would be limited to the previously negotiated royalty rate. On June 6, 2003, the arbitrator ruled that whether we must pay royalties depends on whether our products are covered by one or more claims of Metrologic's patents, and that this issue must be litigated in court, not by arbitration. The arbitrator further ruled that we could not have materially breached the Metrologic Agreement, since the threshold infringement issue has not yet been determined. On June 19, 2003, after the arbitrator ruled that Metrologic's infringement allegations must be adjudicated in court, Metrologic filed a complaint against us in the District Court for the District of New Jersey, alleging patent infringement and breach of contract, and seeking monetary damages and termination of the Metrologic Agreement. On July 30, 2003, Symbol answered the complaint and asserted counterclaims for declaratory judgments of invalidity and noninfringement of Metrologic's patents and for non-breach of the Agreement. Discovery is proceeding. Symbol intends to defend the case vigorously on the merits.

Symbol Technologies, Inc. et. al. v. Lemelson Medical, Educational & Research Foundation, Limited Partnership

On July 21, 1999, we and six other members of the Automatic Identification and Data Capture industry ("Auto ID Companies") jointly initiated a lawsuit against the Lemelson Medical, Educational, & Research Foundation, Limited Partnership (the "Lemelson Partnership"). The suit, which is entitled Symbol Technologies, Inc. et. al. v. Lemelson Medical, Educational & Research Foundation, Limited Partnership, was commenced in the U.S. District Court, District of Nevada in Reno, Nevada but was subsequently transferred to the Court in Las Vegas, Nevada. In the litigation, the Auto ID Companies seek, among other remedies, a declaration that certain patents, which have been asserted by the Lemelson Partnership against end users of bar code equipment, are invalid, unenforceable and not infringed.

The Lemelson Partnership has contacted many of the Auto ID Companies' customers demanding a one-time license fee for certain so-called "bar code" patents transferred to the Lemelson Partnership by the late Jerome H. Lemelson. Symbol and the other Auto ID Companies have received many requests from their customers asking that they undertake the defense of these claims using their knowledge of the technology at issue. Certain of these customers have requested indemnification against the Lemelson Partnership's claims from Symbol and the other Auto ID Companies, individually and/or collectively with other equipment suppliers. Symbol believes, and its understanding is that the other Auto ID Companies believe, that generally they have no obligation to indemnify their customers against these claims and that the patents being asserted by the Lemelson Partnership against their customers with respect to bar code equipment are invalid, unenforceable and not infringed.

A 27-day non-jury trial was held before the Court beginning on November 18, 2002, and concluding on January 17, 2003. Post-trial briefing was completed in late June 2003 and the parties are awaiting a decision to be rendered by the Court.

On January 23, 2004, the Court concluded that Lemelson's patent claims are unenforceable under the equitable doctrine of prosecution laches; that the asserted patent claims as construed by the Court are not infringed by Symbol because use of the accused products does not satisfy one or more of the limitations of each and every asserted claim; and that the claims are invalid for lack of written description and enablement even if construed in the manner urged by Lemelson. In so concluding, the Court found that judgment should be entered in favor of plaintiffs Symbol and the other members of the Auto ID Companies and against defendant Lemelson Partnership on Symbol's and the Auto ID Companies' complaint for declaratory judgment. The Court entered its judgment on January 23, 2004.

OTHER LITIGATION

Telxon v. Smart Media of Delaware, Inc. ("SMI")

On December 1, 1998, Telxon filed suit against SMI in the Court of Common Pleas for Summit County, Ohio in a case seeking declaratory judgment that, contrary to SMI's position, Telxon did not contract to develop SMI's products or to fund SMI, and that it did not fraudulently induce SMI to refrain from engaging in business with others or interfere with SMI's business relations. On March 12, 1999, SMI filed its Answer and Counterclaim denying Telxon's allegations and alleging claims against Telxon for negligent misrepresentation, estoppel, tortious interference with business relationship and intentional misrepresentation and seeking approximately $10,000 in compensatory damages, punitive damages, fees and costs.

On September 17, 2003, a jury awarded approximately $218,000 in damages against Telxon. This sum included an award of approximately $6,000 to an individual. On September 24, 2003, the individual and SMI moved to add Symbol as a substitute or counterclaim defendant. That motion has subsequently been withdrawn by SMI although it is still being pursued by the individual. The motion has been fully briefed and Symbol is awaiting a decision. There can be no assurance that SMI will not renew this motion at a later date. On October 7, 2003, Telxon made a motion to impound and secure the trial record of certain exhibits, and on October 8, 2003, Telxon made motions for judgment in its favor notwithstanding the jury's verdicts, and for a new trial. In the event this relief is not granted, Telxon requested that the amount of the jury's verdicts be reduced. Also, Telxon requested that the execution of any judgment against Telxon entered by the Court be stayed without the posting of a bond, or in the alternative, that a bond be set at a maximum of $3,700. In support of its motions, Telxon argued that the jury's verdicts were based upon inadmissible evidence being improperly provided to the jury during its deliberations; that the absence of liability on the part of Telxon was conclusively established by the documents in evidence; and that the amounts awarded to SMI were based on legally irrelevant projections, and are wildly speculative, particularly given that SMI never had any revenue or profits. In addition, Telxon argued that the jury verdicts incorrectly awarded damages more than once for the same alleged injury by adding together two separate awards for lost profits, and by improperly combining different measures of damages. The court has not ruled on any post-trial motions.

There can be no assurance that Symbol will not be found to be ultimately liable for the damage awards. As of December 31, 2003 and 2002, we have not recorded a liability in our consolidated financial statements with respect to the SMI judgment.

Barcode Systems, Inc. ("BSI") v. Symbol Technologies Canada, Inc., et al.

On March 19, 2003, BSI filed an amended statement of claim in the Court of Queen's Bench in Winnipeg, Canada, naming Symbol Technologies Canada, Inc. and Symbol as defendants. BSI alleges that Symbol deliberately, maliciously and willfully breached its agreement with BSI under which BSI purported to have the right to sell Symbol product in western Canada and to supply Symbol's support operations for western Canada. BSI has claimed damages in an unspecified amount, punitive damages and special damages.

Symbol denies BSI's allegations and claims that it properly terminated any agreements between BSI and Symbol. Additionally, Symbol filed a counterclaim against BSI alleging trademark infringement, depreciation of the value of the goodwill attached to Symbol's trademark and damages in the sum of Canadian $1,281, representing the unpaid balance of product sold by Symbol to BSI.

On October 30, 2003, BSI filed an Application For Leave with the Canadian Competition Tribunal ("Tribunal"). BSI is seeking an Order from the Tribunal that would require Symbol to accept BSI as a customer on the "usual trade terms" as they existed prior to the termination of their agreement in April 2003. The Tribunal granted leave for BSI to proceed with its claim against Symbol on January 15, 2004. Symbol intends to appeal the Tribunal's decision.

On November 17, 2003, BSI filed an additional lawsuit in British Columbia, Canada against Symbol and a number of its distributors alleging that Symbol refused to sell products to BSI, conspired with the other defendants to do the same and used confidential information to interfere with BSI's business. Symbol considers these claims to be meritless and intends to defend against these claims vigorously.

Lic. Olegario Cavazos Cantu, on behalf of Maria Leonor Cepeda Zapata vs. Symbol de Mexico, Sociedad de R.L. de C.V.

Lic. Olegario Cavazos Cantu, on behalf of Maria Leonor Cepeda Zapata ("Plaintiff"), filed a lawsuit against Symbol de Mexico, Sociedad de R.L. de C.V. ("Symbol Mexico") on or about October 21, 2003 for purposes of exercising an action to reclaim property on which Symbol's Reynosa facility is located. Such lawsuit was filed before the First Civil Judge of First Instance, 5th Judicial District, in Reynosa, Tamaulipas, Mexico. Additionally, the First Civil Judge ordered the recording of a list pendens with respect to this litigation before the Public Register of Property in Cd. Victoria, Tamaulipas. As of November 13, 2003, such list pendens was still pending recordation.

Plaintiff alleges that she is the legal owner of a tract of land of one hundred
(100) hectares in area, located within the area comprising the Rancho La Alameda, Municipality of Reynosa, Tamaulipas, within the Bajo Rio San Juan, Tamaulipas, irrigation district. Allegedly, such land was caused to be part of the Parque Industrial Del Norte in Reynosa, Tamaulipas. Plaintiff further alleges that Symbol Mexico, without any claim of right and without Plaintiff's consent entered upon the tract of land, occupied such, and refused to return to Plaintiff the portion of land and all improvements and accessions thereto occupied by Symbol Mexico. Plaintiff is asking the court to order Symbol Mexico to physically and legally deliver to the Plaintiff the portion of land occupied by Symbol Mexico.

Symbol Mexico acquired title to the lots in the Parque Industrial Reynosa from Edificadora Jarachina, S.A. de C.V. pursuant to a deed instrument. An Owner's Policy of Title Insurance was issued by Stewart Title Guaranty Company in connection with the above-mentioned transaction in the amount of $13,400. A Notice of Claim and Request for Defense of Litigation was duly delivered on behalf of Symbol to Stewart Title Guaranty Company on November 4, 2003. Symbol intends to defend against this claim vigorously.

Bruck Technologies Handels GmbH European Commission ("EC") Complaint

In February 2004, Symbol became aware of a notice from the European Competition Commission (the "EC") of a complaint lodged with it by Bruck Technologies Handels GmbH ("Bruck") that certain provisions of the Symbol PartnerSelect(TM) program violate Article 81 of the EC Treaty. Symbol considers these claims to be without merit and intends to vigorously defend against them.

PSC Litigation


On June 26, 2002, Symbol filed an action against PSC Inc. and PSC Scanning, Inc. (collectively, "PSC") in New York State Supreme Court in Suffolk County, New York asserting claims for breach of contract and tortious interference with prospective business relations stemming from PSC's failure to deliver products to Symbol under a preexisting supply and distribution agreement. On August 22, 2002, PSC filed a separate action in the same Court against Symbol alleging that Symbol breached its obligations under a separate supply and distribution agreement with PSC for the supply of Symbol's bar code readers. On November 22, 2002, during the pendency of the two contract actions, PSC filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. As part of a Bankruptcy Court's mandated mediation process, on April 7, 2003, the parties entered into a settlement agreement settling all existing disputes between them. The settlement agreement was approved by the Bankruptcy Court as part of PSC's Final Plan of Reorganization, as confirmed on June 19, 2003, and became effective on June 30, 2003. On June 30, 2003, in accordance with the terms of the settlement, PSC made a one-time payment of $6,000 to Symbol. Approximately $1,500 of such amount has been included within other income in Consolidated Statements of Operations in June 30, 2003. As of June 30, 2003, the remaining balance of approximately $4,500 is recorded as deferred revenue and is being deferred over the fifty-four month term of the OEM Agreement which was signed in conjunction with the settlement agreement as a component of other income in the accompanying consolidated statements of operations. In addition, the parties executed an amended patent license and supply agreements that permit PSC to purchase certain Symbol bar code scan engine products for use by PSC in the manufacture of certain bar code reading products. The parties also terminated the two pre-existing distribution agreements that were the subject of pending litigations between the parties, and dismissed, with prejudice, the two pending contract actions relating to those agreements.


15. STOCKHOLDERS' EQUITY

On February 26, 2001, our Board of Directors declared a three-for-two stock split effective April 16, 2001 to shareholders of record on March 26, 2001. All share and per share data for all periods presented have been restated to reflect the stock splits.

On March 10, 2003, Symbol's Board of Directors approved a $0.01 per share semi-annual cash dividend, which amounted to $2,312 and was paid on April 28, 2003 to shareholders of record on April 14, 2003.

On August 11, 2003, the Board of Directors approved a $0.01 semi-annual cash dividend which amounted to $2,312 and was paid on September 26, 2003 to shareholders of record on September 5, 2003.

a. STOCK OPTION PLAN

There are a total of 49,439,041 shares of common stock reserved for issuance under our stock option plans at December 31, 2003. Stock options granted to date generally vest over a one-to-five year period, expire after 10 years and have exercise prices equal to the market value of our common stock at the date of grant. A summary of changes in the stock option plans is as follows:

------------------------------------------------------------------------------------------------
                                                                             SHARES UNDER OPTION
                                              --------------------------------------------------
                                                                                     WEIGHTED
                                                OPTION PRICE         SHARES          AVERAGE
                                                 PER SHARE       (IN THOUSANDS)   EXERCISE PRICE
------------------------------------------------------------------------------------------------
Shares under option at January 1, 2001......  $ 1.19 to $41.22           38,441   $        11.57
Granted.....................................  $12.55 to $27.97            5,436   $        26.93
Exercised...................................  $ 1.19 to $33.75           (6,022)  $         6.42
Cancelled...................................  $ 1.45 to $39.50           (1,548)  $        20.72
                                                                 --------------
Shares under option at December 31, 2001....  $ 1.58 to $41.22           36,307   $        14.33
Granted.....................................  $ 7.40 to $ 9.62            8,676   $         8.69
Exercised...................................  $ 1.58 to $11.02           (3,150)  $         6.06
Cancelled...................................  $ 2.44 to $37.11           (3,655)  $        23.82
                                                                 --------------
Shares under option at December 31, 2002....  $ 1.58 to $41.22           38,178   $        12.82
Granted.....................................  $10.25 to $16.79            7,068   $        13.51
Exercised...................................  $ 1.65 to $ 8.67             (308)  $         5.43
Cancelled...................................  $ 1.80 to $41.22           (4,784)  $        16.68
                                                                 --------------
Shares under option at December 31, 2003....  $ 1.58 to $41.22           40,154   $        12.54
                                                                 -------------------------------
Shares exercisable at December 31, 2003.....  $ 1.58 to $41.22           24,332   $        11.19
                                                                 -------------------------------
Shares exercisable at December 31, 2002.....  $ 1.58 to $41.22           21,249   $        10.23
                                                                 -------------------------------
Shares exercisable at December 31, 2001.....  $ 1.58 to $33.75           20,516   $         8.31
------------------------------------------------------------------------------------------------

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2003:

----------------------------------------------------------------------------------------------------
                      NUMBER                           WEIGHTED          NUMBER          WEIGHTED
   RANGE OF        OUTSTANDING     REMAINING LIFE      AVERAGE        EXERCISABLE        AVERAGE
EXERCISE PRICES   (IN THOUSANDS)      (YEARS)       EXERCISE PRICE   (IN THOUSANDS)   EXERCISE PRICE
----------------------------------------------------------------------------------------------------
$ 1.58-$ 2.37                 20              0.3   $         1.74               20   $         1.74
$ 2.38-$ 3.55              1,529              0.9   $         3.35            1,529   $         3.35
$ 3.56-$ 5.33              3,096              1.7   $         4.63            3,096   $         4.63
$ 5.34-$ 8.00              9,081              3.0   $         6.72            8,202   $         6.67
$ 8.01-$12.00              8,745              7.2   $         9.04            3,315   $         9.07
$12.01-$18.00             12,038              6.8   $        14.96            5,218   $        15.95
$18.01-$27.00              1,355              4.7   $        24.47            1,149   $        24.35
$27.01-$40.50              4,238              6.0   $        30.36            1,774   $        31.33
$40.51-$41.22                 52              5.4   $        41.22               29   $        41.22
                  --------------                                     --------------
                          40,154                                             24,332
----------------------------------------------------------------------------------------------------

At December 31, 2003, an aggregate of 9,285 shares remain available for grant under the stock option plans. The tax benefits arising from stock option exercises during the years ended December 31, 2003, 2002, and 2001 in the amount of $439, $139 and $20,454, respectively, were recorded in stockholders' equity as additional paid-in capital.

As an accommodation to certain stock option plan participants (including certain officers and directors), an informal practice began in or around the early 1990's, whereby certain officers and directors were afforded a look-back period (no more than 30 days) for purposes of determining the market price to be used in connection with the specific exercise. In addition, these individuals were given an extended period of time in which to pay for their option exercises. These practices were contrary to the terms of the relevant option plans. As this practice allowed certain participants to choose exercise dates outside of the approved plan terms and also allowed these participants to extend the period of time in which to pay for their option exercise, the price of the option at grant date was not fixed and determinable. Accordingly, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," our financial statements reflect as compensation expense the change in market price of the common stock underlying these options granted to plan participants that could have participated in this practice from the date of grant until the options either expired or were exercised. Effective July 30, 2002, this practice of options exercise ended resulting in ceasing the accounting for such options under variable plan accounting.

As of March 31, 2003, due to the inability of Symbol to make timely filings with the Commission, our stock option plans were held in abeyance, meaning that our employees could not exercise their options until we became current with out filings. As an accommodation to both current and former Symbol associates whose options were impacted by this suspension, the Compensation Committee of the Board approved an abeyance program that allowed associates whose options were affected during the suspension period the right to exercise such options up to 90 days after the end of the suspension period. This resulted in a new measurement date for those options, which led to a non-cash accounting compensation charge of $10,539 for the intrinsic value of those vested options when the employee either terminated employment during the suspension period or within the 90 day period after the end of the suspension period. On February 25, 2004 this suspension period ended.

B. OUTSIDE DIRECTORS' OPTIONS AND STOCK PURCHASE WARRANTS

All options and stock purchase warrants issued to outside directors vest over a one-to-four year period, expire after 10 years and have exercise prices equal to the market value of our common stock at the date of grant. A summary of changes in the outside directors' options and stock purchase warrants is as follows:

------------------------------------------------------------------------------------------------
                                                                     NUMBER          WEIGHTED
                                                OPTION PRICE       OF SHARES         AVERAGE
                                                 PER SHARE       (IN THOUSANDS)   EXERCISE PRICE
------------------------------------------------------------------------------------------------
Shares under option at January 1, 2001......  $ 3.33 to $35.83          1,098      $     21.52
   Granted..................................       -         -              -                -
   Exercised................................       -         -              -                -
   Cancelled................................       -         -              -                -
                                                                  -----------
Shares under option at December 31, 2001....  $ 3.33 to $35.83          1,098      $     21.52
   Granted..................................            $ 8.17            100      $      8.17
   Exercised................................  $ 3.33 to $ 7.37           (177)     $      5.16
   Cancelled................................  $ 9.83 to $35.83           (163)     $     29.31
                                                                  -----------
Shares under option at December 31, 2002....  $ 3.33 to $35.83            858      $     21.87
   Granted..................................            $16.79            150      $     16.79
   Exercised................................  $              -              -      $         -
   Cancelled................................  $              -              -      $         -
                                                                  -----------
Shares under option at December 31, 2003....  $ 3.33 to $35.83          1,008      $     21.11
                                                                 -------------------------------
Shares exercisable at December 31, 2003.....  $ 3.33 to $35.83            680      $     21.36
                                                                 -------------------------------
Shares exercisable at December 31, 2002.....  $ 3.33 to $35.83            534      $     19.50
                                                                 -------------------------------
Shares exercisable at December 31, 2001.....  $ 3.33 to $35.83            615      $     14.06
------------------------------------------------------------------------------------------------

The following table indicates the number of common shares issuable upon exercise and the exercise price per share of all outstanding outside directors' options and stock purchase warrants as of December 31, 2003:

---------------------------------------------------------------------------------
                    NUMBER OF SHARES                        SHARES EXERCISABLE AT
                 ISSUABLE UPON EXERCISE    EXERCISE PRICE     DECEMBER 31, 2002
EXERCISABLE TO       (IN THOUSANDS)          PER SHARE         (IN THOUSANDS)
---------------------------------------------------------------------------------
2004                                 19             $ 3.33                     19
2005                                 38             $ 4.43                     38
2006                                 38             $ 6.19                     38
2007                                 25             $ 6.52                     25
2008                                118   $ 7.37 to $ 9.83                    118
2009                                107   $15.80 to $25.22                    107
2010                                413   $32.00 to $35.83                    310
2012                                100             $ 8.17                     25
2013                                150             $16.79                      -
                 ----------------------                     ---------------------
                                  1,008                                       680
---------------------------------------------------------------------------------

c. EMPLOYEE STOCK PURCHASE PLAN

Under our employee stock purchase plan, participants may purchase shares of stock for an amount equal to 85 percent of the lesser of the closing price of a share of stock on the first trading day of the period or the last trading day of the period.

The stock sold to plan participants shall be authorized but unissued common stock, treasury shares or shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the plan is 4,898.4. As of December 31, 2003, 2,476.8 shares were issued to participants and subsequent to December 31, 2003, 617.0 shares were issued to participants, all of which were purchased in the open market.

During 2003, as a result of our delinquent filings with the SEC, we incurred a non-cash compensation expense of $6,137 associated with our ESPP as the ESPP loss its tax exempt status.

d. STOCKHOLDER RIGHTS PLAN

In August 2001, our Board of Directors adopted a stockholder rights plan. In connection with the adoption of the rights plan, the Board designated and reserved 500 shares of Series A Junior Participating preferred stock and has declared a dividend of one preferred stock purchase right (the "rights") for each share of our common stock outstanding on September 14, 2001. The rights will continue to be represented by, and trade with, our common stock certificates unless the rights become exercisable. The rights become exercisable (with certain exceptions) only in the event that any person or group acquires beneficial ownership of, or announces a tender or exchange offer for, 15 percent or more of the outstanding shares of our common stock. The rights will expire on August 13, 2011, unless earlier redeemed, exchanged or terminated in accordance with the rights plan.

e. TREASURY STOCK

Treasury stock is comprised of 20,676 shares purchased in open market transactions pursuant to programs authorized by the Board of Directors for a total cost of $146,127. There were no shares purchased under these programs during the year ended December 31, 2003.

Additionally, in accordance with the provisions in our stock option plans, executive officers are permitted to tender shares to us (with certain restrictions) to pay option prices and taxes in connection with stock option exercises. Treasury stock is comprised of 12,945 shares of common stock for a total cost of $150,091 related to this program. During the year ended December 31, 2002, executive officers exercised options for the purchase of 1,745 shares of common stock for which approximately 1,084 shares were tendered to us in satisfaction of $16,436 of the exercise price. The surrender of these shares to us by executive officers resulted in such officers acquiring approximately 661 additional shares of common stock pursuant to the aforementioned exercises.

Additionally, in connection with our ESPP, we periodically purchase shares in the open market to be re-issued to participants in the plan. Until such time as these shares are issued, they are accounted for as treasury stock. At December 31, 2003, treasury stock included approximately 438 shares of common stock for a total cost of $4,238 that were acquired for reissuance in connection with the ESPP.

In addition, in 2002, we re-issued 400 shares of treasury stock with a cost of $3,656 to our new President and Chief Executive Officer. Such shares had a market value of $2,992 at the date of issuance. If he remains our employee, this officer is restricted from selling or transferring these shares for a period of two years from the date of issuance.

16. ASSOCIATE BENEFIT PLANS

a. PROFIT SHARING RETIREMENT PLAN

We maintain a profit sharing retirement plan for all associates meeting certain service requirements. Generally, we contribute monthly 50 percent of up to 6 percent of associates' contributions, up to the maximum amount allowed by law. Plan expense for the years ended December 31, 2003, 2002 and 2001 was $8,564, $8,155 and $8,220, respectively.

b. HEALTH BENEFITS

We pay a portion of costs incurred in connection with providing associate and dependant health benefits through programs administered by various insurance companies. Such costs amounted to $20,824, $19,381 and $23,076 for the years ended December 31, 2003, 2002 and 2001, respectively.

c. EXECUTIVE RETIREMENT PLAN

We maintain an Executive Retirement Plan (the "Plan") in which certain highly compensated associates are eligible to participate. Participants are selected by a committee of the Board of Directors. Benefits vest after five years of service and are based on a percentage of average compensation (base salary plus bonus) for the three highest fiscal years in the five-year period immediately preceding termination of the participant's full-time employment. As of Decem-ber 31, 2003, 7 officers were participants in the Plan. Our obligations under the Plan are not funded. The Company uses a November 1 measurement date for the Plan.

---------------------------------------------------------------------------------
                                                                       YEAR ENDED
                                                                     DECEMBER 31,
                                                              -------------------
                                                                2003       2002
---------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year.....................  $ 20,266   $ 16,422
Service cost................................................     1,486        881
Interest cost...............................................     1,353      1,205
Amendments..................................................         -      1,571
Actuarial loss (gain).......................................    (2,180)       314
Settlements.................................................         -          -
Benefits paid...............................................      (140)      (127)
                                                              -------------------
Benefit obligation at end of year...........................  $ 20,785   $ 20,266
                                                              -------------------
FUNDED STATUS:
Funded status at end of year................................  $(20,785)  $(20,266)
Unrecognized actuarial loss.................................     1,572      3,966
Unrecognized prior service cost.............................     1,662      1,926
                                                              -------------------
Net amount recognized.......................................  $(17,551)  $(14,374)
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------
                                                               AS OF DECEMBER 31,
                                                              -------------------
                                                                2003       2002
---------------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS:
Accrued benefit liability...................................  $(17,551)  $(16,035)
Intangible asset............................................         -      1,661
                                                              -------------------
Net amount recognized.......................................  $(17,551)  $(14,374)
---------------------------------------------------------------------------------

The accumulated benefit obligation for the Plan was $17,472 and $16,035 at December 31, 2003 and 2002, respectively.

--------------------------------------------------------------------------------------
                                                               YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                               2003     2002     2001
--------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost................................................  $1,486   $  881   $  865
Interest cost...............................................   1,353    1,205    1,233
Amortization of unrecognized prior service cost.............     264       92       92
Recognized net actuarial loss...............................     213      229      337
                                                              ------------------------
Net periodic benefit cost...................................  $3,316   $2,407   $2,527
--------------------------------------------------------------------------------------

ASSUMPTIONS

The weighted-average assumptions used to determine benefit obligations at December 31, were as follows:

---------------------------------------------------------------------------
                                                                 YEAR ENDED
                                                               DECEMBER 31,
                                                              -------------
                                                              2003    2002
---------------------------------------------------------------------------
Discount rate...............................................  6.25%   6.75%
Rate of compensation increases..............................  4.00%   4.50%
---------------------------------------------------------------------------

The weighted-average assumptions used to determine net periodic benefit cost for the year end December 31, were as follows:

-----------------------------------------------------------------------------
                                                                   YEAR ENDED
                                                                 DECEMBER 31,
                                                              ---------------
                                                               2003     2002
-----------------------------------------------------------------------------
Discount rate...............................................   6.75%    7.50%
Rate of compensation increases..............................   4.50%    5.00%
Corridor....................................................  10.00%   10.00%
-----------------------------------------------------------------------------

CONTRIBUTIONS

We expect to contribute $372 to the Plan in 2004.

17. EARNINGS/(LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings/(loss) per share:

--------------------------------------------------------------------------------------------
                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2003       2002       2001
--------------------------------------------------------------------------------------------
Numerator:
   Earnings/(loss) applicable to common shares for basic and
      diluted calculation...................................  $  3,295   $(44,915)  $(17,769)
                                                              ------------------------------
Denominator:
   Weighted-average common shares...........................   230,710    229,593    227,173
   Effect of dilutive securities:
      Stock options and warrants............................     5,739          -          -
                                                              ------------------------------
Denominator for diluted calculation.........................   236,449    229,593    227,173
--------------------------------------------------------------------------------------------

For the years ended December 31, 2003, 2002 and 2001, the effect of approximately 19,710.1, 40,037.8 and 41,806.4, respectively, of potentially dilutive common shares for outstanding stock options, warrants and convertible subordinated notes and debentures were excluded from the calculation of diluted earnings/(loss) per share because the effects were anti-dilutive.

18. BUSINESS SEGMENTS AND OPERATIONS BY GEOGRAPHIC AREAS

Our business consists of the design, manufacture and marketing of scanner integrated mobile and wireless information management systems, and the servicing of, customer support for and professional services related to these systems. These service activities are coordinated under one global services organization. As a result, our activities are conducted in two reportable segments, Products and Services.


The Products segment sells bar code data capture equipment, mobile computing devices, wireless communication equipment and other peripheral products and receives royalties. The Services segment provides wireless communication solutions that connect our bar code reading equipment and mobile computing devices to wireless networks. This segment also provides worldwide comprehensive repair and maintenance integration and support in the form of service contracts or repairs on an as-needed basis. We use many factors to measure performance and allocate resources to these two reportable segments. The primary measurements are sales and gross profit. The accounting policies of the two reportable segments are essentially the same as those used to prepare our Consolidated Financial Statements. We rely on our internal management system to provide us with necessary sales and standard cost data by reportable segment and we make financial decisions and allocate resources based on the information we receive from this management system. We do not allocate research and development, sales and marketing, or general and administrative expenses to these segments, nor to our geographic regions, as we do not use that information, by segment, to make key operating decisions and do not believe that allocating these expenses is significant in evaluating performance.


Our internal structure is in the form of a matrix organization whereby certain managers are held responsible for products and services worldwide while other managers are responsible for specific geographic areas. The operating results of both components are reviewed on a regular basis.

We operate in three main geographic regions: The Americas (which includes North and South America), EMEA (which includes Europe, Middle East and Africa) and Asia Pacific (which includes Japan, the Far East and Australia). Sales are allocated to each region based upon the location of the use of the products and services. Non-U.S. sales for each of the years ended December 31, 2003, 2002 and 2001 were $644,085, $542,886, and $543,083, respectively.

Identifiable assets are those tangible and intangible assets used in operations in each geographic region. Corporate assets are principally temporary investments and goodwill.

Summarized financial information concerning our reportable segments and geographic regions is shown in the following table.


-----------------------------------------------------------------------------------------------------------------------------------
                                                               FOR YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------------------------------------------------------
                                      2003                                 2002                                 2001
                       ----------------------------------   ----------------------------------   ----------------------------------
                        PRODUCTS    SERVICES     TOTAL       PRODUCTS    SERVICES     TOTAL       PRODUCTS    SERVICES     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES:
The Americas(a)......  $  777,105   $201,994   $  979,099   $  728,294   $205,876   $  934,170   $  818,091   $195,527   $1,013,618
EMEA.................     345,983     92,632      438,615      300,130     82,716      382,846      313,299     77,553      390,852
Asia Pacific.........     100,765     11,799      112,564       74,646      9,955       84,601       74,786      8,200       82,986
                       ------------------------------------------------------------------------------------------------------------
Total net sales......  $1,223,853   $306,425   $1,530,278   $1,103,070   $298,547   $1,401,617   $1,206,176   $281,280   $1,487,456
                       ------------------------------------------------------------------------------------------------------------
STANDARD GROSS
 PROFIT:
The Americas.........  $  405,558   $ 50,604   $  456,162   $  348,783   $ 74,177   $  422,960   $  408,840   $ 76,766   $  485,606
EMEA.................     179,500     31,994      211,494      147,671     19,381      167,052      148,586     15,923      164,509
Asia Pacific.........      52,059      4,605       56,664       37,957      4,395       42,352       38,080      3,597       41,677
                       ------------------------------------------------------------------------------------------------------------
Total gross profit at
 standard............  $  637,117   $ 87,203      724,320   $  534,411   $ 97,953      632,364   $  595,506   $ 96,286      691,792
Manufacturing
 variances and other
 related costs.......      48,367        704       49,071      125,321     19,391      144,712      216,096     34,316      250,412
                       ------------------------------------------------------------------------------------------------------------
Total gross profit...  $  588,750   $ 86,499   $  675,249   $  409,090   $ 78,562   $  487,652   $  379,410   $ 61,970   $  441,380
-----------------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
                                                      AS OF          AS OF          AS OF
                                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                       2003           2002           2001
---------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
The Americas.....................................  $    867,133   $    900,563   $  1,030,661
EMEA.............................................       316,406        280,538        305,660
Asia Pacific.....................................        64,228         34,652         38,020
Corporate (principally intangible assets and
  investments)...................................       398,751        356,442        331,030
                                                   ------------------------------------------
Total............................................  $  1,646,518   $  1,572,195   $  1,705,371
---------------------------------------------------------------------------------------------

(a) Included in The Americas are revenues of approximately $92,906, $75,439 and $69,245 from non-U.S. countries, mainly Canada, Brazil and Mexico, for the years ended December 31, 2003, 2002 and 2001, respectively.

19. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth unaudited quarterly financial information for the years ended December 31, 2003 and 2002.

-------------------------------------------------------------------------------------------
                                           MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
-------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003:
Revenue..................................  $386,347   $373,819   $    377,110   $   393,002
Cost of revenue..........................   214,475    221,430        210,208       208,916
Gross profit.............................   171,872    152,389        166,902       184,086
Stock based compensation expense.........       776      1,456          7,640         7,215
Loss provision for legal settlements.....    72,000          -              -             -
Other operating expenses.................   136,173    146,685        141,264       154,519
(Loss)/earnings from operations..........   (37,077)     4,248         17,998        22,352
Net (loss)/earnings......................   (31,013)     6,615         11,519        16,174
NET (LOSS)/EARNINGS PER COMMON SHARE:
Basic....................................  $  (0.13)  $   0.03   $       0.05   $      0.07
Diluted..................................  $  (0.13)  $   0.03   $       0.05   $      0.07
YEAR ENDED DECEMBER 31, 2002:
Revenue..................................  $317,644   $329,087   $    382,028   $   372,858
Cost of revenue..........................   238,774    230,735        221,565       222,891
Gross profit.............................    78,870     98,352        160,463       149,967
Stock based compensation
  (recovery)/expense under variable plan
  accounting.............................   (51,302)   (27,648)         8,818         2,048
Loss provision for legal settlements.....         -          -              -        98,300
Other operating expenses.................   118,462    111,330        113,410       145,961
Earnings/(loss) from operations..........    11,710     14,670         38,235       (96,342)
Net earnings/(loss)......................     5,354    (13,157)        31,555       (68,667)
NET EARNINGS/(LOSS) PER COMMON SHARE:
Basic....................................  $   0.02   $  (0.06)  $       0.14   $     (0.30)
Diluted..................................  $   0.02   $  (0.06)  $       0.14   $     (0.30)
-------------------------------------------------------------------------------------------

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES


          CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2004


                       (UNAUDITED) AND DECEMBER 31, 2003



------------------------------------------------------------------------------------------
                        (UNAUDITED)                          SEPTEMBER 30,   DECEMBER 31,
       (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)             2004            2003
------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents................................... $     231,528   $     150,017
Accounts receivable, less allowance for doubtful accounts of
   $11,528 and $13,946, respectively........................        99,763         152,377
Inventories.................................................       223,284         212,862
Deferred income taxes.......................................       174,616         182,571
Other current assets........................................        32,021          36,204
                                                             -----------------------------
   Total current assets.....................................       761,212         734,031
Property, plant and equipment, net..........................       228,057         210,888
Deferred income taxes.......................................       217,296         228,470
Investment in marketable securities.........................        76,211         102,136
Goodwill....................................................       504,549         302,467
Intangible assets, net......................................        48,091          33,729
Restricted cash.............................................        50,147               -
Other assets................................................        32,213          34,797
                                                             -----------------------------
   Total assets............................................. $   1,917,776   $   1,646,518
                                                             -----------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued expenses....................... $     431,067   $     490,666
Short term credit facility..................................       250,000              --
Current portion of long-term debt...........................         6,970             234
Deferred revenue............................................        43,025          34,615
Income taxes payable........................................         9,178           5,468
Accrued restructuring expenses..............................        10,400           5,240
                                                             -----------------------------
   Total current liabilities................................       750,640         536,223
Long-term debt, less current maturities.....................        84,572          99,012
Deferred revenue............................................        22,775          19,729
Other liabilities...........................................        45,878          70,956
Contingencies (Note 9)
STOCKHOLDERS' EQUITY:
Preferred stock, par value $1.00; authorized 10,000 shares,
   none issued or outstanding...............................             -               -
Series A Junior Participating preferred stock, par value
   $1.00; authorized 500 shares, none issued or
   outstanding..............................................             -               -
Common stock, par value $0.01; authorized 600,000 shares;
   issued 270,575 shares and 256,897 shares, respectively...         2,705           2,569
Additional paid-in capital..................................     1,466,386       1,342,229
Accumulated other comprehensive earnings, net...............         1,816           4,498
Deferred compensation.......................................       (17,146)              -
Accumulated deficit.........................................      (141,022)       (189,669)
                                                             -----------------------------
                                                                 1,312,739       1,159,627
LESS:
Treasury stock, at cost, 29,735 shares and 26,130 shares,
   respectively.............................................      (298,828)       (239,029)
                                                             -----------------------------
   Total stockholders' equity...............................     1,013,911         920,598
                                                             -----------------------------
      Total liabilities and stockholders' equity............ $   1,917,776   $   1,646,518
------------------------------------------------------------------------------------------



See notes to Condensed Consolidated Financial Statements.

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES


 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS AND NINE
                    MONTHS ENDED SEPTEMBER 30, 2004 AND 2003


                                  (UNAUDITED)



----------------------------------------------------------------------------------------------
                                                FOR THE THREE MONTHS       FOR THE NINE MONTHS
                                                 ENDED SEPTEMBER 30,       ENDED SEPTEMBER 30,
                                               ---------------------   -----------------------
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)    2004        2003         2004         2003
----------------------------------------------------------------------------------------------
REVENUE:
Product.....................................   $353,887    $308,785    $1,058,728   $  909,784
Services....................................     75,265      68,325       222,860      227,492
                                               -----------------------------------------------
                                                429,152     377,110     1,281,588    1,137,276
COST OF REVENUE:
Product cost of revenue.....................    174,357     158,861       526,675      480,247
Services cost of revenue....................     54,082      51,347       162,589      165,866
                                               -----------------------------------------------
                                                228,439     210,208       689,264      646,113
                                               -----------------------------------------------
Gross profit................................    200,713     166,902       592,324      491,163
                                               -----------------------------------------------
OPERATING EXPENSES:
Write-off of acquired in-process research and
  development...............................     12,800          --        12,800           --
Engineering.................................     42,595      42,283       126,214      117,468
Selling, general and administrative.........    125,102      98,023       366,230      305,473
(Recovery)/provision for legal settlements...   (12,400)         --       (21,400)      72,000
Stock based compensation expense............         --       7,640         2,234        9,872
Restructuring and impairment charges........      3,957         958         4,466        1,181
                                               -----------------------------------------------
                                                172,054     148,904       490,544      505,994
                                               -----------------------------------------------
Earnings/(loss) from operations.............     28,659      17,998       101,780      (14,831)
Other income / (expense), net...............         25      (2,733)       (6,927)      (2,245)
                                               -----------------------------------------------
Earnings/(loss) before income taxes.........     28,684      15,265        94,853      (17,076)
Provision for/(benefit from) income taxes...     10,893       3,746        41,463       (4,197)
                                               -----------------------------------------------
NET EARNINGS/(LOSS).........................   $ 17,791    $ 11,519    $   53,390   $  (12,879)
                                               -----------------------------------------------
EARNINGS/(LOSS) PER SHARE:
Basic.......................................   $   0.07    $   0.05    $     0.23   $    (0.06)
                                               -----------------------------------------------
Diluted.....................................   $   0.07    $   0.05    $     0.22   $    (0.06)
                                               -----------------------------------------------
CASH DIVIDENDS DECLARED PER COMMON SHARE....   $   0.01    $   0.01    $     0.02   $     0.02
                                               -----------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING:
Basic.......................................    239,342     230,770       235,533      230,690
Diluted.....................................    241,402     237,091       239,466      230,690
----------------------------------------------------------------------------------------------



See notes to Condensed Consolidated Financial Statements.

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES


            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE


                 NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003


                                  (UNAUDITED)



----------------------------------------------------------------------------------
                                                               FOR THE NINE MONTHS
                                                               ENDED SEPTEMBER 30,
                                                              --------------------
                   (AMOUNTS IN THOUSANDS)                       2004        2003
----------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings/(loss).........................................  $  53,390   $(12,879)
ADJUSTMENTS TO RECONCILE NET EARNINGS/(LOSS) TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization of property, plant and
   equipment................................................     42,053     39,781
Other amortization..........................................     12,209     11,998
Provision for losses on accounts receivable.................      1,989      7,363
Provision for inventory writedown...........................     12,174     22,412
Deferred income tax provision/(benefit).....................     41,463     (4,197)
Write-off of acquired in-process research and development...     12,800         --
Non-cash restructuring, asset impairment and other
   charges..................................................     14,233      3,560
Stock based compensation from variable accounting...........      2,234      9,872
Stock based compensation from restricted shares.............      1,138         --
Loss on disposal of property, plant and equipment and other
   assets...................................................        334          4
Change in fair value of derivative..........................    (24,608)    20,855
Unrealized holding loss/(gain) on marketable securities.....     25,750    (26,790)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
   Accounts receivable......................................     49,210     26,099
   Inventories..............................................    (17,798)    46,661
   Other assets.............................................     11,200     (1,425)
   Accounts payable and accrued expenses....................    (70,840)    43,091
   Accrued restructuring expenses...........................     (4,126)    (1,182)
   Other liabilities and deferred revenue...................      2,777      1,265
                                                              --------------------
      Net cash provided by operating activities.............    165,582    186,488
                                                              --------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in other companies, net of cash acquired.........   (239,329)   (15,104)
Proceeds from disposal of property, plant and equipment and
   other assets.............................................         --      1,362
Purchases of property, plant and equipment..................    (60,248)   (36,414)
Restricted cash.............................................    (50,000)        --
Investments in intangible and other assets..................     (2,903)    (4,642)
                                                              --------------------
   Net cash used in investing activities....................   (352,480)   (54,798)
                                                              --------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of notes payable and long-term debt...............       (238)   (86,713)
Proceeds from short-term financing and long-term debt.......    257,150         --
Proceeds from exercise of stock options and warrants........     40,452      4,623
Purchase of treasury shares.................................    (26,374)    (5,110)
Dividends paid..............................................     (2,338)    (4,624)
                                                              --------------------
   Net cash provided by (used in) financing activities......    268,652    (91,824)
                                                              --------------------
Effects of exchange rate changes on cash and cash
   equivalents..............................................       (243)     4,930
                                                              --------------------
Net increase in cash and cash equivalents...................     81,511     44,796
Cash and cash equivalents, beginning of period..............    150,017     76,121
                                                              --------------------
      Cash and cash equivalents, end of period..............  $ 231,528   $120,917
                                                              --------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Interest....................................................  $  16,584   $  5,116
Income taxes................................................  $  10,721   $  2,659
----------------------------------------------------------------------------------



See notes to Condensed Consolidated Financial Statements.

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2004
      AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

OVERVIEW

Symbol Technologies, Inc., The Enterprise Mobility Company(TM), and subsidiaries deliver products and solutions that capture, move and manage information in real time to and from the point of business activity. Symbol enterprise mobility solutions integrate advanced data capture products, mobile computing platforms, wireless infrastructure, mobility software and services programs under the Symbol Enterprise Mobility Services brand.

The Condensed Consolidated Financial Statements include the accounts of Symbol Technologies, Inc. and its majority-owned and controlled subsidiaries. References herein to "Symbol" or "we" or "our" or "us" or the "Company" refer to Symbol Technologies, Inc. and subsidiaries unless the context specifically requires otherwise. The Condensed Consolidated Financial Statements have been prepared by us, without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "Commission" or "SEC").


In our opinion, the Condensed Consolidated Financial Statements include all necessary adjustments and present fairly our financial position as of September 30, 2004, and the results of our operations and cash flows for the three and nine months ended September 30, 2004 and 2003, in accordance with accounting principles generally accepted in the United States of America applicable to interim financial information. The results of operations for the three and nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2003.


RECLASSIFICATIONS

Certain reclassifications were made to previously disclosed amounts to conform to current presentations.

STOCK-BASED COMPENSATION

We account for our employee stock option plans under the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB Opinion No. 25, generally no compensation expense is recorded when the terms of the award are fixed and the exercise price of the employee stock option equals or exceeds the fair value of the underlying stock on the date of the grant. Except in connection with certain restricted stock awards (see note 5a), no stock based compensation expense has been recognized for the fixed portion of our plans; however, during the first quarter 2004 and in 2003, certain stock-based compensation expenses have been recognized through our operating results related to options of certain current and former associates. We have adopted the disclosure-only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock grants made as if the fair value based method of accounting in SFAS No. 123 had been applied to these transactions.

The following table illustrates the effect on net earnings/(loss) and earnings/(loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

-------------------------------------------------------------------------------------------
                                                  THREE MONTHS ENDED     NINE MONTHS ENDED
                                                     SEPTEMBER 30,         SEPTEMBER 30,
                                                  -------------------   -------------------
                                                   2004        2003       2004       2003
-------------------------------------------------------------------------------------------
Net earnings/(loss)--as reported................  $17,791     $11,519   $ 53,390   $(12,879)
Stock based compensation expense included in
   reported net earnings/(loss), net of related
   tax effects..................................      469       4,699      2,074      6,071
Less total stock based compensation expense
   determined under the fair value based method
   for all awards, net of related tax effects...   (6,017)     (5,450)   (16,297)   (14,824)
                                                  -----------------------------------------
Pro forma net earnings/(loss)...................  $12,243     $10,768   $ 39,167   $(21,632)
                                                  -----------------------------------------
Basic net earnings/(loss) per share:
   As reported..................................  $  0.07     $  0.05   $   0.23   $  (0.06)
   Pro forma....................................  $  0.05     $  0.05   $   0.17   $  (0.09)
Diluted net earnings/(loss) per share:
   As reported..................................  $  0.07     $  0.05   $   0.22   $  (0.06)
   Pro forma....................................  $  0.05     $  0.05   $   0.16   $  (0.09)
-------------------------------------------------------------------------------------------

The weighted average fair value of options granted during the three and nine months ended September 30, 2004 and 2003 was $6.80 and $8.07, and $6.86 and $7.00 per option, respectively. In determining the fair value of options and stock purchase warrants granted for purposes of calculating the pro forma results disclosed above for the three and nine months ended September 30, 2004 and 2003, we used the Black-Scholes option pricing model and assumed the following: a risk free interest rate of 2.8 percent; an expected option life of
4.7 years; an expected volatility of 61 percent; and a dividend yield of 0.16 percent per year.

RESTRICTED CASH

Restricted cash at September 30, 2004 of $50,147 represents a deposit that collateralizes a bond serving as security for the trial court judgment against Telxon and Symbol for Telxon vs. SmartMedia of Delaware, Inc. pending appeal.

The cash is held in a trust and is restricted as to withdrawal or use, and is currently invested in a short-term certificate of deposit. Interest income earned from this investment is recognized by the Company. (See note 9c)

2. INVENTORIES

-------------------------------------------------------------------------------------------
                                                               SEPTEMBER 30,   DECEMBER 31,
                                                                        2004           2003
-------------------------------------------------------------------------------------------
Raw materials...............................................   $     73,268    $     66,500
Work-in-process.............................................         25,900          24,422
Finished goods..............................................        124,116         121,940
                                                               ----------------------------
                                                               $    223,284    $    212,862
-------------------------------------------------------------------------------------------

The amounts shown above are net of inventory reserves of $62,503 and $109,331 as of September 30, 2004 and December 31, 2003, respectively, and include inventory on consignment of $56,875 and $34,564 as of September 30, 2004 and December 31, 2003, respectively.

3. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the nine months ended September 30, 2004 are as follows:

--------------------------------------------------------------------------------------------
                                                               PRODUCT   SERVICES      TOTAL
--------------------------------------------------------------------------------------------
Balance as of December 31, 2003.............................  $246,253   $56,214    $302,467
Acquisition of Matrics(a)...................................   199,509        --     199,509
Brazil acquisition(b).......................................     1,552       253       1,805
Trio acquisition(c).........................................       660        --         660
Translation adjustments.....................................        59        49         108
                                                              ------------------------------
Balance as of September 30, 2004............................  $448,033   $56,516    $504,549
                                                              ------------------------------

(a) See Note 8a.

(b) See Note 8b.

(c) See Note 8c.

Other than goodwill, the Company's intangible assets, all of which are subject to amortization, consist of the following:

----------------------------------------------------------------------------------------------
                                              SEPTEMBER 30, 2004        DECEMBER 31, 2003
                                     ---------------------------   ---------------------------
                                                    ACCUMULATED                   ACCUMULATED
                                     GROSS AMOUNT   AMORTIZATION   GROSS AMOUNT   AMORTIZATION
----------------------------------------------------------------------------------------------
Patents, trademarks and
  tradenames.......................  $     38,585   $    (16,858)  $     35,080   $    (24,670)
Purchased technology...............        33,500        (12,636)        27,800         (9,652)
Other..............................         9,850         (4,350)         7,250         (2,079)
                                     ---------------------------------------------------------
                                     $     81,935   $    (33,844)  $     70,130   $    (36,401)
                                     ---------------------------------------------------------

The amortization expense for the three months ended September 30, 2004 and 2003 amounted to $2,214 and $3,336, respectively. The amortization expense for the nine months ended September 30, 2004 and 2003 amounted to $7,658 and $7,794, respectively. In addition, during the three months ended September 30, 2004, the Company wrote-off $2,409 of certain acquired trademark and customer list intangible assets from its acquisition of @pos.com that it determined was impaired.

Estimated amortization expense for the above intangible assets, assuming no additions or writeoffs, for the three months ended December 31, 2004 and for each of the subsequent years ending December 31 is as follows:

---------------------------------------------------------------------
2004 (three months).........................................  $ 3,175
2005........................................................   12,675
2006........................................................   10,061
2007........................................................    9,559
2008........................................................    8,347
Thereafter..................................................    4,274
                                                              -------
                                                              $48,091
---------------------------------------------------------------------

4. EARNINGS/(LOSS) PER SHARE AND DIVIDENDS

Basic earnings/(loss) per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings/(loss) per share are based on the weighted average number of common and potentially dilutive common shares (options and warrants) outstanding during the period, computed in accordance with the treasury stock method.

The following table sets forth the computation of basic and diluted earnings/(loss) per share:

------------------------------------------------------------------------------------------
                                                  THREE MONTHS ENDED     NINE MONTHS ENDED
                                                       SEPTEMBER 30,         SEPTEMBER 30,
                                                 -------------------   -------------------
                                                     2004       2003       2004       2003
------------------------------------------------------------------------------------------
Numerator:
Earnings/(loss) applicable to common shares for
   basic and diluted calculation...............  $ 17,791   $ 11,519   $ 53,390   $(12,879)
                                                 -----------------------------------------
Denominator:
Weighted-average common shares.................   239,342    230,770    235,533    230,690
Effect of dilutive securities:
Stock options and warrants.....................     2,059      6,321      3,894          -
   Restricted Stock............................         1          -         39          -
                                                 -----------------------------------------
Denominator for diluted calculation............   241,402    237,091    239,466    230,690
------------------------------------------------------------------------------------------

Stock options and warrants outstanding for the three months ended September 30, 2004 and 2003 aggregating 17,068 and 16,264, respectively, of potentially dilutive shares have not been included in the diluted per share calculations since their effect would be antidilutive.

Stock options and warrants outstanding for the nine months ended September 30, 2004 and 2003 aggregating to 10,932 and 18,134, respectively, of potentially dilutive shares have not been included in the diluted per share calculations since their effect would be antidilutive.

5. SHAREHOLDERS' EQUITY

a. RESTRICTED STOCK

In May 2004, the Company granted 920 shares of restricted stock awards to certain executives and non-employee directors of the Company. On the date of grant, the market value of these restricted stock awards aggregated $13,005. This deferred compensation is shown as a component of stockholders equity in the accompanying condensed consolidated balance sheets. The non-employee director restricted stock awards totaled 20 shares and cliff-vest at January 1, 2005. The remaining 900 executive restricted stock awards cliff-vest in five years provided the Company's return on net assets for four consecutive quarters does not exceed 16.4%. If the Company's return on net assets for any four consecutive quarters exceeds 16.4% as defined in the grant document, portions of the executive restricted stock awards vesting will be accelerated. Compensation expense related to these awards currently is estimated to be $749 per quarter and could accelerate if targets are met.

On September 27, 2004, the Company granted 420 shares of restricted stock awards to certain employees associated with the Matrics, Inc. acquisition; one a service based grant (210 shares) and another a performance accelerated grant (210 shares). On the date of grant the market value of these awards aggregated $5,279. This deferred compensation is shown as a component of stockholders equity in the accompanying condensed consolidated balance sheets. The service based grants vest 30 percent in eighteen months, with the remaining 70 percent vesting three years from the date of the grant. The performance accelerated grants cliff vest in five years from the date of the grant. Compensation expense related to these awards currently is estimated to be $418 per quarter and can accelerate if targets are met.

b. COMPREHENSIVE EARNINGS/(LOSS)

The components of comprehensive earnings/(loss) are as follows:

-------------------------------------------------------------------------------------------
                                                    THREE MONTHS ENDED    NINE MONTHS ENDED
                                                         SEPTEMBER 30,        SEPTEMBER 30,
                                                    ------------------   ------------------
                                                       2004       2003      2004       2003
-------------------------------------------------------------------------------------------
Net earnings/(loss)...............................  $17,791    $11,519   $53,390   $(12,879)
Other comprehensive income:
   Change in unrealized gains and losses on
      available-for-sale securities, net of tax...     (306)      (122)     (107)        34
   Change in unrealized fair value of derivative
      instruments, net of tax.....................      (98)      (170)     (232)       790
   Translation adjustments, net of tax............    9,759     (4,860)   (2,343)   (10,851)
                                                    ---------------------------------------
Total comprehensive earnings(loss)................  $27,146    $ 6,367   $50,708   $(22,906)
-------------------------------------------------------------------------------------------

c. DIVIDENDS

On July 26, 2004, Symbol's Board of Directors approved a $0.01 per share semi-annual cash dividend, which amounted to $2,405 and was paid on October 8, 2004 to shareholders of record on September 17, 2004.

On February 10, 2004, Symbol's Board of Directors approved a $0.01 per share semi-annual cash dividend, which amounted to $2,338 and was paid on April 9, 2004 to shareholders of record on March 19, 2004.

6. RESTRUCTURING AND IMPAIRMENT CHARGES

a. TELXON ACQUISITION

We recorded certain restructuring, impairment and merger integration related charges related to our Telxon acquisition during 2001 and 2002. Approximately $61 relating to lease obligations was included in accrued restructuring expenses as of December 31, 2003. During the nine months ended September 30, 2004, $35 was paid and as of September 30, 2004, $26 remained in accrued restructuring expenses.

b. Manufacturing transition

In 2001, we began to transition volume manufacturing away from our Bohemia, New York facility to lower cost locations, primarily our Reynosa, Mexico facility and Far East contract manufacturing partners. As a result of these activities, we incurred restructuring charges during 2002 and 2001. During the first quarter of 2004, the Company entered into a sub-lease arrangement at its Bohemia, New York facility and recorded the anticipated sub-lease income of approximately $2,860 as a reduction of the lease obligation cost, which had been previously recorded in 2001. This amount has been recorded as a reduction to product cost of revenue during the first quarter of 2004. Included in accrued restructuring expenses as of September 30, 2004 is $819 of net lease obligations relating to these manufacturing restructuring charges.

------------------------------------------------------------------------
                                                                LEASE
                                                              OBLIGATION
                                                                COSTS
------------------------------------------------------------------------
Balance at December 31, 2003................................  $    4,356
                                                              ----------
Utilization/payments........................................        (304)
Anticipated sub-lease income adjustment.....................      (2,860)
                                                              ----------
Balance at March 31, 2004...................................       1,192
Utilization/payments........................................        (191)
                                                              ----------
Balance at June 30, 2004....................................       1,001
Utilization/payments........................................        (182)
                                                              ----------
Balance at September 30, 2004...............................  $      819
------------------------------------------------------------------------

c. GLOBAL SERVICES TRANSITION

During the first quarter of 2003, our global services organization initiated restructuring activities that included transitioning a portion of our repair operations to Mexico and the Czech Republic, reorganizing our professional services group to utilize third party service providers for lower margin activities, and reorganizing our European management structure from a country-based structure to a regional structure. The costs incurred in the first quarter of 2003 in connection with this restructuring, which related almost entirely to workforce reductions, were approximately $1,066, of which $979 and $87 were recorded as a component of cost of revenue and operating expenses, respectively. These restructuring activities are expected to be completed by the end of 2004.

In connection with the global services transition, the Company recorded an additional provision of $1,629 in the first quarter of 2004, $3,836 in the second quarter of 2004 and $2,303 in the third quarter of 2004, which relate to lease obligation costs net of sub-lease income and further work force reductions. These amounts have been recorded as a component of service cost of revenue in the first, second and third quarters of 2004, respectively. These restructuring activities are expected to be completed by the end of 2004.

d. GENERAL AND ADMINISTRATIVE RESTRUCTURING

During the second quarter of 2004, the shared services organization initiated restructuring activities that included the consolidating and transitioning of back office transactional activities to the Czech Republic. The costs associated with this restructuring relate to workforce reductions. The total amount incurred in connection with this restructuring activity was $509, all of which was recorded as a component of operating expenses in the second quarter of 2004. In the third quarter of 2004, the Company recorded an additional provision of $3,957 relating to workforce reductions. This was recorded as a component of operating expenses in the third quarter of 2004. These restructuring activities are expected to be completed in the first quarter of 2005. Further shared service restructuring activities are being considered and future benefits are not yet defined, therefore, we cannot reasonably estimate the remaining cost expected to be incurred.

Details of the global services transition and general and administrative restructuring charges and remaining balances as of September 30, 2004 are as follows:

----------------------------------------------------------------------------------------------
                                                               LEASE         ASSET
                                                WORKFORCE    OBLIGATION   IMPAIRMENTS
                                                REDUCTIONS     COSTS       AND OTHER    TOTAL
----------------------------------------------------------------------------------------------
Balance at December 31, 2003..................  $       79   $      572   $       172   $  823
Provision--cost of revenues...................         367        1,262            --    1,629
Utilization/payments..........................         (41)        (126)          (23)    (190)
                                                ----------------------------------------------
Balance at March 31, 2004.....................         405        1,708           149    2,262
Provision--cost of revenues...................       1,463        2,323            50    3,836
Provision--operating expenses.................         509           --            --      509
Translation adjustments.......................          --           --            70       70
Utilization/payments..........................        (402)        (269)          (65)    (736)
                                                ----------------------------------------------
Balance at June 30, 2004......................       1,975        3,762           204    5,941
Provision--cost of revenues...................       2,303           --            --    2,303
Provision--operating expenses.................       3,957           --            --    3,957
Translation adjustments.......................          --           --           (48)     (48)
Utilization/payments..........................      (2,075)        (502)          (21)  (2,598)
                                                ----------------------------------------------
Balance at September 30, 2004.................  $    6,160   $    3,260   $       135   $9,555
----------------------------------------------------------------------------------------------

7. SHORT-TERM FINANCING AND LONG-TERM DEBT

In connection with the acquisition of Matrics, Inc. we entered into a short-term credit facility in the amount of $250,000. The facility, which is a senior unsecured borrowing, initially has an annual interest rate of three-month LIBOR plus 400 basis points and matures on September 9, 2005. The annual interest rate will increase by 100 basis points on November 1, 2004 and will increase by an additional 50 basis points at the end of each one-month period thereafter until September 9, 2005, but will not exceed 11.5% (or 13.5% if there is an event of default). If the short-term credit facility is not repaid in full prior to September 9, 2005, it may be converted to exchange notes pursuant to an indenture that will mature on September 9, 2011.

On March 16, 2004, our $45,000 secured credit line was increased to $60,000. Borrowings, which are secured by U.S. trade receivables, bear interest at either LIBOR plus 175 basis points, which approximated 3.59% at September 30, 2004, or the base rate of the syndication agent bank, which approximated 4.75% at September 30, 2004. This secured credit line expires in May 2006. As of September 30, 2004 and December 31, 2003, there were no borrowings outstanding under the secured credit line.

On March 31, 2004, we entered into a secured installment loan with a bank for $13,825. The loan is secured by U.S. trade receivables and is payable in four semiannual installments of $3,655 commencing October 1, 2004. The proceeds under the loan were used to finance certain software license arrangements.

In January 2001, we entered into a private Mandatorily Exchangeable Securities Contract for Shared Appreciation Income Linked Securities ("SAILS") with a highly rated financial institution. The securities that underlie the SAILS contract represent our investment in Cisco Systems, Inc. ("Cisco") common stock. This debt has a seven-year maturity and bears interest at a cash coupon rate of
3.625 percent of the original notional amount of debt of $174,200. At maturity, the SAILS are exchangeable for shares of Cisco common stock or, at our option, cash in lieu of shares. The SAILS contain an embedded equity collar, which effectively manages a large portion of our exposure to fluctuations in the fair value of our holdings in Cisco common stock. We account for the embedded equity collar as a derivative financial instrument in accordance with the requirements of SFAS No. 133. The change in fair value of this derivative between reporting dates is recognized as other income. The derivative has been combined with the debt instrument in long-term debt as there is a legal right of offset and is in accordance with Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." The SAILS liability of $174,200 at September 30, 2004 and December 31, 2003, net of the derivative asset of $96,565 and $75,273, respectively, represents $77,635 and $98,927 of the total long-term debt balance outstanding at September 30, 2004 and December 31, 2003, respectively. We have the option to terminate the SAILS arrangement prior to its scheduled maturity. If we terminate the SAILS arrangement prior to its scheduled maturity by delivering our Cisco common stock our cash payment would not exceed the present value of our future coupon payments at the time of termination. At the present time, we do not have plans to terminate the SAILS arrangement prior to its scheduled maturity date.

8. ACQUISITIONS

a. MATRICS, INC.

On September 9, 2004, we consummated the acquisition of privately held Matrics, Inc. ("Matrics"). Based in Rockville, Maryland, Matrics is a leader in developing Electronic Product

Code ("EPC")-compliant Radio Frequency Identification ("RFID") systems. RFID is a next generation data capture technology that utilizes small tags that emit radio signals. Attaching a tag to products or assets allows for remote reading of information relevant to the asset. While similar to a bar code, RFID does not require physical contact between the reader and the tag, or even a line of sight, it provides the ability to capture more data more efficiently and is beneficial in areas such as supply chain management, asset tracking and security. We believe the acquisition of Matrics is an important step in executing our plan to be a leader in RFID, and will expand our product offerings.

Matrics has focused its strategic RFID solutions efforts on Electronic Product Code standards, which are the emerging global RFID standards. Matrics has developed EPC-compliant RFID systems for retail, defense, transportation and other vertical markets. The Matrics product portfolio features RFID systems including multi-protocol, EPC-compliant fixed readers; readers designed for embedded applications, such as RFID printers and mobile computers; high-performance antennas for RFID tag reading; and EPC labels that can be attached to items such as containers, pallets, cartons and more. The RFID tag family includes both read-only and read/write functionality to address a wide range of asset visibility applications. Matrics is also developing a proprietary manufacturing process that is expected to provide for higher volume and more cost effective manufacturing of tags. On October 29, 2004, Matrics was merged with and into the Company.

The aggregate purchase price of $238,049 consisted of $230,000 in cash payments to the sellers and $8,049 in direct transaction costs, primarily professional fees. The purchase price was funded from borrowings under the $250,000 short-term credit facility (see note 7).

The results of Matrics have been included in Symbol's consolidated financial statements since September 9, 2004, the acquisition date. Shown below is the preliminary purchase price allocation, which summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

-------------------------------------------------------------------------------
Current assets..............................................           $ 12,703
Deferred income taxes.......................................             10,780
Other assets................................................                763
Identifiable intangible assets:
Proprietary technology and know how (4 year useful life)....  $5,700
Patents (4 year useful life)................................   3,500
Customer relationships (5 year useful life).................   4,700
Covenants not to compete (1.5 year useful life).............     600
                                                              ------
Total identifiable intangible assets........................             14,500
In-process research and development.........................             12,800
Goodwill....................................................            199,509
Deferred tax liability......................................             (5,583)
Other liabilities assumed...................................             (7,423)
                                                                       --------
Net assets acquired.........................................           $238,049
-------------------------------------------------------------------------------

In accordance with FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combination Accounted for by the Purchase Method", the $12,800 allocated to acquired in-process research and development was written off immediately following the acquisition. Current assets above includes acquired cash of $3,431.


The amount allocated to in-process research and development represented a portion of the total value of the acquired assets. We believe the Matrics acquisition is an important step in executing our plan to be a leader in RFID and will expand our offerings in the advanced data capture industry.



Our assumptions for IPR&D were based on our estimate of the present value of the cash flows arising from each of the material research and development projects that Matrics was investing in at the time of closing. Each project was evaluated based on the income approach. With the exception of the proprietary manufacturing process, this was achieved by discounting cash flows to be derived from the sales of the products to their present value. For the proprietary manufacturing process, the income approach was used by estimating the gross margin benefit from the technology and discounting the cash flows from that gross margin benefit. The values allocated to the IPR&D and the technology assets acquired were based upon several factors including the generation of the technology acquired, the estimated lives and future revenue and costs associated with costs associated with the technology.



The products included in IPR&D ranged from the early stages of development to the latter stages of development at the time of acquisition. A discount rate ranging from 23% to 30% was used for the projects to account for various risks, including the technical risk, the risk that customers will not desire to purchase the product, the risk around significant price erosion, the risk of commercializing the technology, the risk that even once successfully commercialized the technology may not yield the gross margin benefit and for the broader market risk associated with the adoption of RFID.


The following unaudited pro forma consolidated financial information for the three and nine months ended September 30, 2004 and 2003, give effect to the acquisition as if it had been consummated as of the earliest period presented, after giving effect to the following adjustments (i) amortization of acquired intangible assets (ii) Symbol's financing costs, consisting of interest expense on the $250,000 short term credit facility that would have been incurred had the acquisition occurred as of January 1, 2003 and the amortization of the debt issuance costs over the term (one-year) of the short term credit facility and
(iii) the related income tax effects.

                                               THREE MONTHS ENDED         NINE MONTHS ENDED
                                                    SEPTEMBER 30,             SEPTEMBER 30,
                                              -------------------   -----------------------
-------------------------------------------------------------------------------------------
                                                  2004     2003        2004         2003
-------------------------------------------------------------------------------------------
Revenue.....................................  $431,629   $377,804   $1,288,773   $1,139,951
Net earnings/(loss).........................    10,360      7,449       29,762      (29,849)
Diluted earnings/(loss) per share...........       .04        .03          .12         (.13)
-------------------------------------------------------------------------------------------

The unaudited pro forma consolidated financial information is presented for comparative purposes only and is not intended to be indicative of the actual results that would have been achieved had the transaction been consummated as of the dates indicated above, nor does it purport to indicate results that may be attained in the future.

b. BRAZIL ACQUISITION

During 2002, we entered into an agreement with the owners of Seal Sistemas e Technologia Da Informacao Ltda. ("Seal"), a Brazilian corporation that had operated as a distributor and integrator of our products since 1987. The agreement resulted in the termination of distribution rights for Seal and the creation of a majority-owned subsidiary of the Company that would serve as the Brazilian distributor and customer service entity ("Symbol Brazil"). In accordance with the terms of the agreement, the owners of Seal acquired a 49 percent ownership interest in Symbol Brazil.

The initial terms of the agreement included payments to the minority shareholders that range from a minimum of $9,550 to a maximum of $14,800 contingent upon the attainment of certain annual net revenue levels of Symbol Brazil. In the event that none of the specified revenue levels were attained, the minimum earnout payment was payable no later than March 31, 2009. Under the initial terms, with each earnout payment, we would obtain a portion of Symbol Brazil's shares owned by the minority shareholders such that we ultimately would have owned 100 percent of Symbol Brazil no later than March 31, 2009. We loaned an entity affiliated with the minority shareholders $5,000 at the time of the initial agreement, which was due on the date of the first earnout payment. The present value of net future minimum earnout payments of $4,550 amounted to $1,992 and was recorded as part of the purchase price resulting in a total purchase price of $6,992.

On January 10, 2004, the parties amended this transaction, whereby Symbol Technologies Holdings do Brasil Ltda., a wholly owned subsidiary of the Company, purchased an additional 34% ownership interest of Symbol Brazil owned by two principals of Seal. The Company paid $4,050 and also forgave the pre-existing $5,000 loan and related accrued interest of $92 that had been made to an entity affiliated with the principals of Seal. Accordingly, the Company and Symbol Technologies Holdings do Brasil Ltda. now own 85% of the capital of Symbol Brazil. As a result of the transaction, the Company satisfied the obligation related to the minimum earnout requirement of approximately $2,337 at January 10, 2004 and recorded the excess purchase price of approximately $1,805 as goodwill. Under the terms of the relevant agreements, Symbol Brazil was reorganized into a corporation and it will eventually become a wholly owned subsidiary of the Company.

As we control Symbol Brazil, we have consolidated this subsidiary. The minority interest in earnings of operations of Symbol Brazil was immaterial for the three and nine months ended September 30, 2004 and 2003, respectively.

c. TRIO SECURITY, INC.

In June 2004, we purchased all of the issued and outstanding capital stock of Trio Security, Inc. ("Trio"), a privately held designer and developer of next generation security solutions for enterprise networks to enable mobile applications for handheld devices, for $600, excluding transaction costs. Pursuant to the acquisition agreement, $500 of the purchase price was paid in June 2004 and $100 was paid in July 2004. The acquisition is expected to enable, enhance and expand the range of applications for which Symbol products can be used. The acquisition was accounted for as a purchase and accordingly, Trio's operating results since the acquisition date have been included in Symbol's financial statements. Trio became part of the Company's Product segment. The assets acquired and liabilities assumed have been recorded at their estimated fair values. All of the purchase price has been allocated to goodwill.

We have not shown the pro forma effects of the Brazil and Trio acquisitions as the results of their operations prior to each acquisition was immaterial in relation to our consolidated financial statements.

9. CONTINGENCIES

a. GUARANTEES AND PRODUCT WARRANTIES

We provide standard warranty coverage for most of our products for a period of one year from the date of shipment. We record a liability for estimated warranty claims based on historical claims, product failure rates and other factors. This warranty liability, recorded as a component of accounts payable and accrued expenses, primarily includes the anticipated cost of materials, labor and shipping necessary to repair and service the equipment.

The following table illustrates the changes in our warranty reserves:

----------------------------------------------------------------------
                                                                AMOUNT
----------------------------------------------------------------------
Balance at December 31, 2003................................  $ 20,828
Charges to expense--cost of revenue.........................    20,365
Utilization/payment.........................................   (21,100)
                                                              --------
Balance at September 30, 2004...............................  $ 20,093
----------------------------------------------------------------------

b. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We utilize derivative financial instruments to hedge the exposures associated with foreign currency fluctuations for payments denominated in foreign currencies from our international subsidiaries. These derivative instruments are designated as either fair value or cash flow hedges, depending on the exposure being hedged, and have maturities of less than one year. Changes in fair value of derivative instruments are recognized immediately in earnings unless the derivative qualifies as a cash flow hedge. For derivatives qualifying as cash flow hedges, the effective portion of changes in fair value of the derivative instrument is recorded as a component of other comprehensive income/(loss) and is reclassified to earnings in the same period during which the hedged transaction affects earnings. Any ineffective portion (representing the remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged transaction) is recognized in earnings as it occurs. For fair value hedges, changes in fair value of the derivative, as well as the offsetting changes in fair value of the hedged item, are recognized in earnings each period. We do not use these derivative financial instruments for trading purposes.

As of September 30, 2004 and December 31, 2003, respectively, we had $18,486 and $40,673 in notional amounts of forward exchange contracts outstanding. The forward exchange contracts generally have maturities that do not exceed 12 months and require us to exchange foreign currencies for U.S. dollars at maturity at rates agreed to at inception of the contracts. These contracts are primarily denominated in British pounds, Euros, Australian dollars, Canadian dollars and Japanese yen and have been marked to market each period with the resulting gains and losses included as a component of cost of revenue in the condensed consolidated statements of operations. The fair value of these forward exchange contracts was ($455) as of

September 30, 2004, which is recorded in current liabilities and $107 as of December 31, 2003, which was recorded in current assets.

c. LEGAL MATTERS

From time to time, we are a party to litigation matters arising in connection with the normal course of our business, none of which is expected to have material adverse effect on us. In addition to the litigation matters arising in connection with the normal course of our business, we are party to the litigation described below. An unfavorable resolution to any of the lawsuits described below could have a material adverse effect on our business, results of operations or financial condition.

GOVERNMENT INVESTIGATIONS

On June 3, 2004, we announced that we resolved the investigation by the Eastern District relating to our past accounting practices by entering into a non-prosecution agreement with the Eastern District. The subject of this investigation related principally to the timing and amount of revenue recognized by us during the period of January 1, 2000 through December 31, 2001 as well as the accounting for certain reserves, restructurings, certain option programs and several categories of cost of revenue and operating expenses. As a result of this non-prosecution agreement, no criminal complaint will be filed against us. In addition, on June 3, 2004, we announced an agreement with the SEC to resolve allegations against us relating to our past accounting practices that were under investigation by the SEC since May 2001. Pursuant to the agreements with the Eastern District and the SEC, prior to June 30, 2004, we paid a total of $37,000 in cash to a restitution fund for members of the class consisting of purchasers of our common stock from February 15, 2000 to October 17, 2002, and $3,000 to the United States Postal Inspection Service Consumer Fraud Fund.

In addition to these payments, we have acknowledged responsibility for previous misconduct by certain former employees and board members and agreed to continue our cooperation with the Eastern District and the SEC, to retain an independent, government-approved examiner to review our internal controls, financial reporting practices and our compliance with the settlement agreements and to establish and maintain an annual training and education program designed to diminish the possibility of future violations of the federal securities laws. If we violate the agreement with the Eastern District or the SEC or commit other violations, such as accounting offenses that were not the subject of the investigations, we have waived certain defenses that may have otherwise been available to us, including the statute of limitations, and will be subject to prosecution for any offense, including any offense related to our past accounting practices. Pursuant to the agreement with the SEC, the SEC filed, and the court has approved, a Final Consent Judgment in the Eastern District of New York providing for injunctive relief, enjoining us from further violations of the securities laws, and a civil penalty in the amount of $37,000, as described above.

SECURITIES LITIGATION MATTERS

On June 3, 2004, we announced our settlement of the Pinkowitz, Hoyle and Salerno class action lawsuits, which are described below. Under the settlement, we agreed to pay to the class members an aggregate of $1,750 in cash and an aggregate number of shares of common stock having a market value of $96,250, subject to a minimum and maximum number of shares based upon the volume-weighted moving average trading price of our common stock for the five day period immediately prior to our payment of the common stock to the class

("Determined Price"). If the Determined Price is greater than $16.41 per share, then we will issue 5,865.3 shares of our common stock to the class. If the Determined Price is between $16.41 per share and $11.49 per share, then we will issue to the class the number of shares of common stock equal to a market value of $96,250 divided by the Determined Price. If the Determined Price is less than $11.49 per share, we will issue 8,376.8 shares of our common stock to the class. For example, the number of shares issuable on November 1, 2004 pursuant to the settlement agreement would have been approximately 6,600 shares. The settlement also provides that we have the right to pay up to an additional $6,000 in cash to reduce the number of shares of our common stock that we are required to deliver in an amount equal to the amount of additional cash divided by the Determined Price. If (i) there occurs any event that would lead to the de-listing of our common stock or our board of directors recommends the approval of a tender offer or the purchase of a majority of our common stock or (ii) the Determined Price is less than $11.90 per share, then the lead counsel for the plaintiffs can require us to place into escrow the number of shares that would otherwise be payable to the class and would have the right to sell all or any portion of the escrowed shares and invest such proceeds until distribution to the class. If we do not deliver our common stock as required by the settlement agreement within the ten days of such requirement, the lead counsel for the plaintiffs may terminate the settlement agreement. The court held a fairness hearing regarding the settlement on October 4, 2004 and approved the fairness of the settlement by an order entered on October 20, 2004.

In addition to the payments described above, the $37,000 civil penalty imposed by the SEC will be distributed to the class. Also, as part of the settlement, Dr. Jerome Swartz, our co-founder and former chairman, has paid $4,000 in cash to the class to settle the claims against him in the Pinkowitz and Hoyle class action lawsuits.

In connection with the settlement of the class actions and government investigations, Symbol has paid the $1,750 to the class and has recorded an accrued liability for legal settlements of $96,250 as of September 30, 2004 which is reflected as a component of accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets.

Additionally and in connection with the class actions and government settlement, the Company received cash of $7,200 from Dr. Jerome Swartz and $7,500 from its officer's liability insurance carriers. These cash recoveries have been recorded as a component of recovery for legal settlements within operating expenses in the accompanying condensed consolidated statements of operations for the nine months ended September 30, 2004. In addition, under the terms of the agreement, Dr. Swartz satisfied a $2,900 obligation with the Company by returning the net share proceeds of the stock options identified in the agreement. The Company has reflected this receipt of shares as a capital contribution and receipt of treasury shares in the accompanying condensed consolidated balance sheets.

Pinkowitz v. Symbol Technologies, Inc., et al.

On March 5, 2002, a class action lawsuit was filed in the United States District Court for the Eastern District of New York on behalf of purchasers of our common stock between October 19, 2000 and February 13, 2002, inclusive, against us and certain members of our former management and our former board of directors. The complaint alleged that the defendants violated the federal securities laws by issuing materially false and misleading statements throughout the class period that had the effect of artificially inflating the market price of our securities. This case is subject to the settlement agreement described above.

Hoyle v. Symbol Technologies, Inc., et al.
Salerno v. Symbol Technologies, Inc., et al.

On March 21, 2003, a class action lawsuit was filed in the United States District Court for the Eastern District of New York against us and certain members of our former management and our former board of directors. On May 7, 2003, a virtually identical class action lawsuit was filed against the same defendants by Joseph Salerno.

The Hoyle and Salerno complaints were brought on behalf of a class of former shareholders of Telxon Corporation ("Telxon") who obtained our common stock in exchange for their Telxon stock in connection with our acquisition of Telxon in November 2000. The complaint alleges that the defendants violated the federal securities laws by issuing a Registration Statement and Joint Proxy Statement/Prospectus in connection with the Telxon acquisition that contained materially false and misleading statements that had the effect of artificially inflating the market price of our securities. These cases are subject to the settlement agreement described above.

In re Telxon Corporation Securities Litigation

From December 1998 through March 1999, a total of 27 class actions were filed in the United States District Court, Northern District of Ohio, by certain alleged stockholders of Telxon on behalf of themselves and purported classes consisting of Telxon stockholders, other than the defendants and their affiliates, who purchased stock during the period from May 21, 1996 through February 23, 1999, or various portions thereof, alleging claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to Telxon's financial performance and prospects and an alleged violation of generally accepted accounting principles by improperly recognizing revenues. The named defendants are Telxon, its former president and chief executive officer, Frank E. Brick, and its former senior vice president and chief financial officer, Kenneth W. Haver. The actions were referred to a single judge, consolidated and an amended complaint was filed by lead counsel. The amended complaint alleges that the defendants engaged in a scheme to defraud investors through improper revenue recognition practices and concealment of material adverse conditions in Telxon's business and finances. The amended complaint seeks certification of the identified class, unspecified compensatory and punitive damages, pre- and post-judgment interest, and attorneys' fees and costs.

On November 13, 2003, Telxon and the plaintiff class reached a tentative settlement of all pending shareholder class actions against Telxon. Under the settlement, Telxon anticipated that it would pay $37,000 to the class. As a result of anticipated contributions by Telxon's insurers, Telxon expected that its net payment would be no more than $25,000. On December 19, 2003, the settlement received preliminary approval from the Court. On February 12, 2004, the Court granted its final approval of the settlement. On February 27, 2004, we paid $25,000 to the class in accordance with the settlement. In addition, the Company received $2,700 in cash from its officers' liability insurance carriers during the third quarter of 2004. This cash recovery is shown as a component of recovery for legal settlements within operating expenses in the accompanying condensed consolidated statements of operations for the nine months ended September 30, 2004. Telxon has not settled its lawsuit against its former auditors, PricewaterhouseCoopers LLP ("PwC"), and, as part of the proposed settlement of the class action, Telxon has agreed to pay to the class, under certain circumstances, up to $3,000 of the proceeds of that lawsuit.

On February 20, 2001, Telxon filed a motion for leave to file and serve a summons and third-party complaint against third-party defendant PwC in the shareholders' class action complaints. Telxon's third-party complaint against PwC concerns PwC's role in the original issuance and restatements of Telxon's financial statements for its fiscal years 1996, 1997 and 1998 and its interim financial statements for its first and second quarters of fiscal year 1999, which are the subject of the class action litigation against Telxon. Telxon states causes of action against PwC for contribution under federal securities law, as well as state law claims for accountant malpractice, fraud, constructive fraud, fraudulent concealment, fraudulent misrepresentation, negligent misrepresentation, breach of contract and breach of fiduciary duty. With respect to its federal claim against PwC, Telxon seeks contribution from PwC for all sums that Telxon may be required to pay in excess of Telxon's proportionate liability, if any, and attorney fees and costs. With respect to its state law claims against PwC, Telxon seeks compensatory damages, punitive damages, attorney fees and costs, in amounts to be determined at trial.

Fact discovery was completed on December 19, 2003. Expert discovery was concluded on April 16, 2004. On April 20, 2004, PwC made a supplemental production of documents to Telxon which included thousands of pages of materials never previously produced in the litigation. Because fact and expert discovery had already closed, Telxon filed a motion for sanctions against PwC, requesting, among other things, the entry of default judgment against PwC for discovery misconduct. The district court referred the motion to the magistrate judge for a report and recommendation. On July 2, 2004, the magistrate judge issued a report and recommendation that the district court enter default judgment on liability against PwC and in favor of Telxon. PwC filed objections to the magistrate judge's report and recommendation and the district court has stated its intention to hold an evidentiary hearing on PwC's objections. The court has scheduled an evidentiary hearing to be conducted in December 2004.

Assuming the district court follows the magistrate judge's recommendation, trial on the issue of damages should occur in 2005.

SMART MEDIA LITIGATION

Telxon v. Smart Media of Delaware, Inc.

On December 1, 1998, Telxon filed suit against Smart Media of Delaware, Inc. ("SMI") in the Court of Common Pleas for Summit County, Ohio in a case seeking a declaratory judgment that Telxon did not contract to develop SMI's products or invest approximately $3,000 in SMI's business and that it did not fraudulently induce SMI to refrain from engaging in business with others or interfere with SMI's business relationships. On March 12, 1999, SMI filed its answer and counterclaim denying Telxon's allegations and alleging counterclaims against Telxon for negligent misrepresentation, estoppel, tortious interference with business relationship and intentional misrepresentation and seeking approximately $10,000 in compensatory damages, punitive damages, fees and costs. In addition, William Dupre, an individual employed by SMI at that time, asserted similar counterclaims against Telxon. In November 2000, Symbol acquired Telxon with these claims still pending.

On September 17, 2003, the jury awarded approximately $218,000 in damages against Telxon, of which approximately $6,000 was awarded to Mr. Dupre. The court denied Telxon's motion for judgment in its favor notwithstanding the verdict, for a new trial and for a reduction in the amount of the jury verdicts.

On May 6, 2004, the court entered judgment against Telxon for approximately $218,000 in damages, plus statutory interest from the date of the verdicts and granted a motion to add

Symbol as a counterclaim defendant with respect to the counterclaims asserted by Mr. Dupre. Prior to these court rulings, SMI withdrew its motion to add Symbol as a counterclaim defendant with respect to the counterclaims asserted by SMI. We and Telxon have filed notices of appeal of these rulings and the related verdicts. Symbol and Telxon have deposited $50,000 into an interest-bearing court escrow account to stay execution of the judgment against both Symbol and Telxon pending resolution of the appeal.

Our available cash, including cash available under our existing lines of credit, may not be sufficient to pay jury verdicts of this size and we may need to obtain additional financing in order to pay the judgment entered against Telxon in this matter. In addition, we currently have not recorded any liability in our consolidated financial statements with respect to the jury verdicts and the judgment entered as we believe that, in accordance with the relevant guidance set forth in Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," an unfavorable outcome of this litigation is not probable at this time. However, there can be no assurance that we will not be found to be ultimately liable for the full amount of the judgment, plus statutory interest from the date of the verdicts.

PATENT AND TRADEMARK LITIGATION

Proxim v. Symbol Technologies, Inc., 3 Com Corporation, Wayport Incorporated and SMC Networks Incorporated

In March 2001, Proxim Incorporated ("Proxim") sued Symbol, 3 Com Corporation, Wayport Incorporated and SMC Networks Incorporated in the United States District Court in the District of Delaware for allegedly infringing three patents owned by Proxim (the "Proxim v. 3Com et al. Action").

Proxim also filed a similar lawsuit in March 2001 in the United States District Court in the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation. The complaint against Symbol sought, among other relief, unspecified damages for patent infringement, treble damages for willful infringement and a permanent injunction against Symbol from infringing these three patents.

Symbol answered and filed counterclaims against Proxim, asserting that Proxim's RF product offerings infringe on four of our patents relating to wireless LAN technology.

On December 4, 2001, we filed a complaint against Proxim in the United States District Court in the District of Delaware (the "Symbol v. Proxim Action") asserting infringement of the same four patents that were asserted in our counterclaim against Proxim in the Proxim v. 3Com et al. Action prior to the severance of this counterclaim by the Court. On December 18, 2001, Proxim filed an answer and counterclaims in the Symbol v. Proxim Action, seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four patents asserted by Symbol, injunctive and monetary relief for our alleged infringement of one additional Proxim patent (the "634 Patent") involving wireless LAN technology, monetary relief for our alleged false patent marking, and injunctive and monetary relief for our alleged unfair competition under the Lanham Act, common law unfair competition and tortious interference.


On March 17, 2003, Intersil and Proxim announced that a settlement between the companies had been reached, whereby Proxim agreed, inter alia, to dismiss with prejudice all of Proxim's claims in the Proxim v. 3Com et al. Action (the "Proxim/Intersil Agreement"). Proxim also agreed in the Proxim/Intersil Agreement to release us from past and future liability for alleged infringement of the 634 Patent in the Symbol v. Proxim Action, with respect to any of our products that incorporate Intersil's wireless radio chipsets. On April 5, 2003, the Court signed that Stipulation and Order of Dismissal, dismissing all of Proxim's claims in that action with prejudice. On July 30, 2003, among other rulings, the Court dismissed Proxim's unfair competition claim.

Trial on the Symbol patents began on September 8, 2003. On September 12, 2003, the jury returned a verdict finding that two of the three asserted patents (the '183 and '441 Patents) had been infringed by Proxim. Proxim dropped its claims of invalidity as to all three Symbol patents, and consented to judgment against Proxim on those invalidity claims. The jury awarded Symbol 6% royalties on Proxim's past sales of infringing products, which include Proxim's OpenAir,
802.11 and 802.11b products. Based on Proxim's sales of infringing products from 1995 to the present, we estimate that damages for past infringement by Proxim amount to approximately $23,000 before interest. On July 28, 2004, the Court issued its opinion rejecting Proxim's equitable defenses, and directing that judgment be entered in favor of the Company in the amount of $23,000 for damages, plus $3,000 in interest. Following the ruling on Proxim's equitable defenses, the parties engaged in settlement discussions which culminated in a settlement dated as of September 13, 2004. The specific terms of the settlement are confidential. However, Symbol announced that Proxim will pay Symbol $22,750 over the ten quarters beginning the quarter ending September 30, 2004 for previous sales of infringing products. Proxim will also pay Symbol a royalty fee for future sales of WLAN products covered by Symbol patents for the life of those patents, as well as transfer certain patents and patent applications to Symbol. Symbol values these royalty payments and patent transfers as the equivalent of a six percent royalty rate. Symbol received $2,500 in cash from Proxim in September 2004 which is reflected as a component of other income in the accompanying condensed consolidated statements of operations for the three and nine month period ended September 30, 2004. The Company will record other income as additional cash is received from the settlement.

In addition, the patents transferred to Symbol from Proxim were valued by the Company at approximately $8,600. Symbol has treated this transfer as part of the six percent royalty due Symbol for royalties on future sales of WLAN products covered by Symbol patents. Accordingly, Symbol recorded an asset of $8,600 and a corresponding deferred credit in an equal amount and will amortize these amounts over the life of the patents.

Metrologic Instruments, Inc. v. Symbol Technologies, Inc.

On June 19, 2003, Metrologic Instruments, Inc. ("Metrologic") filed a complaint against us in the United States District Court, District of New Jersey, alleging patent infringement and breach of contract, and seeking monetary damages of approximately $2,300 (as of March 31, 2004) and termination of the cross-licensing agreement between the parties. We answered the complaint and asserted counterclaims for declaratory judgments of invalidity and noninfringement of Metrologic's patents and for non-breach of the cross-licensing agreement. We intend to defend the case vigorously on the merits.

Symbol Technologies, Inc. et al. v. Lemelson Medical, Educational & Research Foundation, Limited Partnership

On July 21, 1999, we and six other members of the Automatic Identification and Data Capture industry ("Auto ID Companies") jointly initiated a lawsuit against the Lemelson Medical, Educational, & Research Foundation, Limited Partnership ("Lemelson Partnership"). The suit was commenced in the United States District Court, District of Nevada in Reno, Nevada, but was subsequently transferred to the federal court in Las Vegas, Nevada. In the litigation, the Auto ID Companies seek, among other remedies, a declaration that certain patents, which have been asserted by the Lemelson Partnership against end users of bar code equipment, are invalid, unenforceable and not infringed.

The Lemelson Partnership has contacted many of the Auto ID Companies' customers demanding a one-time license fee for certain so-called "bar code" patents transferred to the Lemelson Partnership by the late Jerome H. Lemelson. We have received many requests from our customers asking that we undertake the defense of these claims using our knowledge of the technology at issue, and the other Auto ID Companies have received similar requests. Certain of our customers have requested indemnification against the Lemelson Partnership's claims from us, and certain customers of the other Auto ID Companies have requested similar indemnification from them, individually and/or collectively with other equipment suppliers. We believe that generally we have no obligation to indemnify our customers against these claims and that the patents being asserted by the Lemelson Partnership against our customers with respect to bar code equipment are invalid, unenforceable and not infringed.

On January 23, 2004, the court concluded that Lemelson's patent claims are unenforceable under the equitable doctrine of prosecution laches; that the asserted patent claims as construed by the court are not infringed by us because use of the accused products does not satisfy one or more of the limitations of each and every asserted claim; and that the claims are invalid for lack of enablement even if construed in the manner urged by Lemelson. The court entered its judgment in favor of Symbol and the other Auto ID Companies on January 23, 2004. The Lemelson Partnership filed several post-trial motions all of which were denied by the court. The Lemelson Partnership filed a notice of appeal on June 23, 2004.

Intermec IP Corp. v. Matrics, Inc.

On June 7, 2004, Intermec IP Corporation ("Intermec") filed suit against Matrics in the Federal District Court in Delaware asserting infringement of four patents owned by Intermec relating to RFID readers and RFID tags. The complaint against Matrics seeks payment of a "reasonable royalty" as well as an injunction against Matrics from infringing such patents. On September 9, 2004, we consummated the acquisition of Matrics. We intend to defend the case vigorously on the merits.

Nanopower Technologies, Inc. v. Symbol Technologies, Inc. and Matrics Technology Systems, Inc.

On August 11, 2004, Nanopower Technologies, Inc. ("Nanopower"), a California corporation, filed a civil suit against Matrics and Symbol in state court in California. The suit alleges that Matrics breached a consulting agreement, confidentiality agreement and intellectual property licensing agreement pertaining to certain ultra low voltage RFID tag start-up technology to which Nanopower claims ownership and that the defendants violated California state law relating to the protection of trade secrets. The suit also named Symbol as a defendant because of Symbol's announced intention to purchase Matrics. Nanopower alleges that Symbol (i) has improperly received disclosure of Nanopower's confidential information, (ii) has, or will, misappropriate Nanopower's trade secrets as a consequence of the acquisition of Matrics and (iii) will benefit from the alleged breaches of intellectual property licensing and consulting agreements. On September 9, 2004, Symbol consummated the acquisition of Matrics.

Matrics' agreements with Nanopower provide for mandatory arbitration of these disputes in Washington, DC and contain an exclusive venue clause requiring any effort to obtaining injunctive relief to be filed in Maryland. The state court complaint was removed to federal court and Matrics has filed a motion to transfer the suit to Maryland in anticipation of a subsequent stay pending arbitration. On October 1, 2004, before the Court heard Matrics' motion, Nanopower agreed to and the parties filed a stipulation to stay the case pending mediation, and, if necessary, arbitration.

OTHER LITIGATION

Barcode Systems, Inc. v. Symbol Technologies Canada, Inc. and Symbol Technologies, Inc.

On March 19, 2003, Barcode Systems, Inc. ("BSI") filed an amended statement of claim in the Court of Queen's Bench in Winnipeg, Canada, naming Symbol Technologies Canada, Inc. and Symbol as defendants. BSI alleges that we deliberately, maliciously and willfully breached our agreement with BSI under which BSI purported to have the right to sell our products in western Canada and to supply Symbol's support operations for western Canada. BSI has claimed damages in an unspecified amount, punitive damages and special damages.

Symbol denies BSI's allegations and claims that it properly terminated any agreements between BSI and Symbol. Additionally, Symbol filed a counterclaim against BSI alleging trademark infringement, depreciation of the value of the goodwill attached to Symbol's trademark and damages in the sum of Canadian $1,300, representing the unpaid balance of products sold by Symbol to BSI. Discovery in the matter is ongoing.

On October 30, 2003, BSI filed an Application For Leave with the Canadian Competition Tribunal ("Tribunal"). BSI is seeking an Order from the Tribunal that would require us to accept BSI as a customer on the "usual trade terms" as they existed prior to the termination of their agreement in April 2003. The Tribunal granted leave for BSI to proceed with its claim against us on January 15, 2004. We filed an appeal of the Tribunal's decision before the Federal Court of Appeals on January 26, 2004, and a brief in support of the appeal on April 22, 2004. On October 7, 2004, the Federal Court of Appeals dismissed Symbol's appeal, allowing BSI to make its application before the Tribunal against Symbol.

On November 17, 2003, BSI filed an additional lawsuit in British Columbia, Canada against us and a number of our distributors alleging that we refused to sell products to BSI, conspired with the other defendants to do the same and used confidential information to interfere with BSI's business. We intend to defend against these claims vigorously.

Lic. Olegario Cavazos Cantu, on behalf of Maria Leonor Cepeda Zapata v. Symbol de Mexico, Sociedad de R.L. de C.V.

Lic. Olegario Cavazos Cantu, on behalf of Maria Leonor Cepeda Zapata filed a lawsuit against Symbol de Mexico, Sociedad de R.L. de C.V. ("Symbol Mexico") in October 2003 to reclaim property on which our Reynosa facility is located. The lawsuit was filed before the First Civil Judge of First Instance, 5th Judicial District, in Reynosa, Tamaulipas, Mexico. The First Civil Judge ordered the recording of a lis pendens with respect to this litigation before the Public Register of Property in Cd. Victoria, Tamaulipas.

The plaintiff alleges that she is the legal owner of a tract of land of 100 hectares, located within the area comprising the Rancho La Alameda, Municipality of Reynosa, Tamaulipas, within the Bajo Rio San Juan, Tamaulipas, irrigation district. The plaintiff is asking the court to order Symbol Mexico to physically and legally deliver to the plaintiff the portion of land occupied by Symbol Mexico.

Symbol Mexico acquired title to the lots in the Parque Industrial Reynosa from Edificadora Jarachina, S.A. de C.V. pursuant to a deed instrument. An Owner's Policy of Title Insurance was issued by Stewart Title Guaranty Company in connection with the above-mentioned transaction in the amount of $13,400. A Notice of Claim and Request for Defense of Litigation was duly delivered on behalf of Symbol to Stewart Title Guaranty Company on November 4, 2003. The matter is currently awaiting the decision of the Court.

Bruck Technologies Handels GmbH European Commission Complaint

In February 2004, we became aware of a notice from the European Competition Commission ("EC") of a complaint lodged with it by Bruck Technologies Handels GmbH ("Bruck") that certain provisions of the Symbol PartnerSelect(TM) program violate Article 81 of the EC Treaty. Bruck has asked the EC to impose unspecified sanctions. We have provided all information requested by the EC. No action has been taken and the matter is pending. We intend to defend against these claims vigorously.

SECURITIES LITIGATION MATTERS IN WHICH SYMBOL HAS BEEN REALIGNED AS PLAINTIFF

Bildstein v. Symbol Technologies, Inc., et al.

On April 29, 2003, a shareholder derivative lawsuit was filed in the United States District Court for the Eastern District of New York against certain members of our former management and board of directors and against Symbol as a nominal defendant. The plaintiff alleged that the defendants violated Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereunder and common and state law by authorizing the distribution of proxy statements in 2000, 2001 and 2002. Plaintiff sought the cancellation of all affirmative votes at the annual meetings for 2000, 2001 and 2002, the cancellation of all awards under the option plans approved pursuant to those proxy statements, an injunction preventing the implementation of those option plans and all awards thereunder and an accounting by the defendants for all injuries and damages suffered by Symbol, plus all costs and expenses, including but not limited to attorneys' fees, incurred in connection with the action.

In September 2004, the court approved a settlement that Symbol reached with the plaintiff. As part of the settlement, Symbol and the plaintiffs agreed to a stipulation pursuant to which Symbol was realigned as plaintiff, and the action dismissed without prejudice so as to permit Symbol to pursue the claims asserted in the Gold litigation described below. As part of the stipulation, Symbol agreed to pay and has since paid $120 to Bildstein's counsel for services rendered in the case.

Gold v. Symbol Technologies, Inc., et al.

On December 18, 2003, a derivative action lawsuit was filed in the Court of Chancery of the State of Delaware against Symbol and certain of our former senior management. The complaint alleges that the defendants violated the federal securities laws by issuing materially false and misleading statements from January 1, 1998 through December 31, 2002 that had the effect of artificially inflating the market price of Symbol's securities and that the defendants (1) failed to properly oversee or implement policies, procedures and rules to ensure compliance with federal and state laws requiring the dissemination of accurate financial statements, which ultimately caused Symbol to be sued for, and exposed to liability for, violations of the anti-fraud provisions of the federal securities laws, (2) engaged in insider trading in Symbol's common stock, (3) wasted corporate assets and (4) improperly awarded a severance of approximately $13,000 to Tomo Razmilovic, one of our former Presidents and Chief Executive Officers. Plaintiff sought to recover incentive-based compensation paid to certain of our former senior management in reliance on materially inflated financial statements and to impose a trust to recover cash and other valuable assets received by the former senior management defendants and former Symbol board members.

On July 27, 2004, the court approved a settlement that Symbol reached with the plaintiff. The settlement calls for the lawsuit to continue as direct litigation by Symbol on its own behalf against the defendants. As part of the settlement, the plaintiff consented to entry of Symbol's proposed order, under which Symbol will now be the plaintiff in the case. Symbol plans to continue to pursue this lawsuit vigorously and, as part of the settlement, has agreed to pay $185 to cover the reasonable legal fees of the plaintiff's lawyers. On October 28, 2004, Symbol filed its amended complaint in this action.

10. INCOME TAXES

The Company's effective tax rate for the three months ended September 30, 2004 is 37.98 percent. This differs from the statutory rate of 35.0 percent primarily due to the change in estimate of the deductible portion of the class action settlement and the write-off of In-Process Research and Development associated with the acquisition of Matrics, offset by the allocable portion of the annual forecast of the tax benefits of research credits, the release of valuation allowance and income exempt from taxation. Without the Matrics acquisition, the tax rate for the three months ended September 30, 2004 would have been 28.07 percent.


The tax rate for the nine months ended September 30, 2004 of 43.71 percent remains higher than the 35.0 percent statutory rate due to the items discussed above. Without the Matrics acquisition, the tax rate would have been 39.0 percent.


11. EXECUTIVE RETIREMENT PLAN

We maintain an Executive Retirement Plan (the "Plan") in which certain highly compensated associates are eligible to participate. Our obligations under the Plan are not funded. The components of net periodic benefit cost for the three and nine months ended September 30, 2004 and 2003 are as follows:

-------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED   NINE MONTHS ENDED
                                                                SEPTEMBER 30,       SEPTEMBER 30,
                                                          -------------------   -----------------
                                                           2004         2003     2004      2003
-------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost............................................   $370         $371    $1,110    $1,115
Interest cost...........................................    322          338       966     1,014
Amortization of prior service cost......................     66           66       198       198
Recognized actuarial loss...............................     --           53        --       159
                                                          ---------------------------------------
Net periodic benefit cost...............................   $758         $828    $2,274    $2,486
-------------------------------------------------------------------------------------------------

EMPLOYER CONTRIBUTIONS TO THE PLAN

We previously disclosed in our financial statements for the year ended December 31, 2003, that we expected to contribute approximately $372 to the Plan to cover expected benefit payments during 2004. As of September 30, 2004, $266 has been paid and we anticipate contributing an additional $115 before the end of 2004 to cover the expected benefit payments for the Plan in 2004, bringing the total to $381.

12. BUSINESS SEGMENTS AND OPERATIONS BY GEOGRAPHIC AREAS

Our business consists of delivering products and solutions that capture, move and manage information in real time to and from the point of business activity. In addition we provide customer support for our products and professional services related to these products and solutions. These services are coordinated under one global services organization. As a result, our activities are conducted in two reportable segments, Products and Services.

The Products segment sells products and solutions in the forms of advanced data capture equipment, mobile computing devices, RFID, wireless communication equipment and other peripheral products and also receives royalties. The Services segment provides solutions that connect our data capture equipment and mobile computing devices to wireless networks. This segment also provides worldwide comprehensive repair, maintenance, integration and support in the form of service contracts or repairs on an as-needed basis. We use many factors to measure performance and allocate resources to these two reportable segments. The primary measurements are sales and gross profit. The accounting policies of the two reportable segments are essentially the same as those used to prepare our consolidated financial statements. We rely on our internal management system to provide us with necessary sales and standard cost data by reportable segment, and we make financial decisions and allocate resources based on the information we receive from this management system. In the measurement of segment performance, we do not allocate research and development, sales and marketing, or general and administrative expenses. We do not use that information to make key operating decisions and do not believe that allocating these expenses is significant in evaluating performance.

Beginning January 1, 2004, we revised our internal reporting of certain manufacturing costs, including but not limited to costs of re-working product, warranty costs, obsolescence costs and costs to scrap, and we no longer include these in our standard costing structure. As reflected in the table below, there is an increase in our standard gross profit and our manufacturing variances and other related costs for the three and nine months ended September 30, 2004 as compared to the comparable period in 2003. There is no change in the overall gross profit of our segments.

Our internal structure is in the form of a matrix organization whereby certain managers are held responsible for products and services worldwide while other managers are responsible for specific geographic areas. The operating results of both components are reviewed on a regular basis.

We operate in three main geographic regions: The Americas (which includes North and South America), EMEA (which includes Europe, Middle East and Africa) and Asia Pacific (which includes Japan, the Far East and Australia). Sales are allocated to each region based upon the location of the customer utilizing products and services. Non-U.S. sales for the three and nine months ended September 30, 2004 were $177,011 and $525,842, respectively. Non-U.S. sales for the three and nine months ended September 30, 2003 were $153,559 and $475,846, respectively.

Identifiable assets are those tangible and intangible assets used in operations in each geographic region. Corporate assets are principally goodwill, intangible assets and temporary investments.

Summarized financial information concerning our reportable segments and geographic regions is shown in the following table.

-------------------------------------------------------------------------------------------------
                                                    FOR THE THREE MONTHS ENDED
                                  ---------------------------------------------------------------
                                        SEPTEMBER 30, 2004               SEPTEMBER 30, 2003
                                  ------------------------------   ------------------------------
                                  PRODUCTS   SERVICES    TOTAL     PRODUCTS   SERVICES    TOTAL
-------------------------------------------------------------------------------------------------
REVENUES:
The Americas....................  $225,798   $49,979    $275,777   $204,153   $43,659    $247,812
EMEA............................   101,220    22,278     123,498     80,171    21,945     102,116
Asia Pacific....................    26,869     3,008      29,877     24,461     2,721      27,182
                                  ---------------------------------------------------------------
Total net sales.................  $353,887   $75,265    $429,152   $308,785   $68,325    $377,110
                                  ---------------------------------------------------------------
STANDARD GROSS PROFIT:
The Americas....................  $119,939   $17,745    $137,684   $110,223   $10,106    $120,329
EMEA............................    56,921     7,530      64,451     40,633     7,430      48,063
Asia Pacific....................    16,317     1,129      17,446     12,515     1,109      13,624
                                  ---------------------------------------------------------------
Total gross profit at
  standard......................   193,177    26,404     219,581    163,371    18,645     182,016
Manufacturing variances & other
  related costs.................    13,647     5,221      18,868     13,447     1,667      15,114
                                  ---------------------------------------------------------------
Total gross profit..............  $179,530   $21,183    $200,713   $149,924   $16,978    $166,902
-------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                 FOR THE NINE MONTHS ENDED
                           ---------------------------------------------------------------------
                                   SEPTEMBER 30, 2004                  SEPTEMBER 30, 2003
                           ----------------------------------   --------------------------------
                            PRODUCTS    SERVICES     TOTAL      PRODUCTS   SERVICES     TOTAL
------------------------------------------------------------------------------------------------
REVENUES:
The Americas.............  $  675,420   $145,512   $  820,932   $580,861   $149,796   $  730,657
EMEA.....................     291,313     68,558      359,871    261,187     69,027      330,214
Asia Pacific.............      91,995      8,790      100,785     67,736      8,669       76,405
                           ---------------------------------------------------------------------
Total net sales..........  $1,058,728   $222,860   $1,281,588   $909,784   $227,492   $1,137,276
                           ---------------------------------------------------------------------
STANDARD GROSS PROFIT:
The Americas.............  $  372,703   $ 41,103   $  413,806   $303,082   $ 35,379   $  338,461
EMEA.....................     168,296     23,558      191,854    134,731     23,405      158,136
Asia Pacific.............      53,698      3,378       57,076     34,587      3,436       38,023
                           ---------------------------------------------------------------------
Total gross profit at
  standard...............     594,697     68,039      662,736    472,400     62,220      534,620
Manufacturing variances &
  other related costs....      62,644      7,768       70,412     42,863        594       43,457
                           ---------------------------------------------------------------------
Total gross profit.......  $  532,053   $ 60,271   $  592,324   $429,537   $ 61,626   $  491,163
------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                                AS OF
                                                            SEPTEMBER 30,         AS OF
                                                                2004        DECEMBER 31, 2003
----------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS:
The Americas..............................................  $     894,530   $          867,133
EMEA......................................................        319,562              316,406
Asia Pacific..............................................         63,230               64,228
Corporate (principally goodwill, intangible assets and
   investments)...........................................        640,454              398,751
                                                            ----------------------------------
   Total..................................................  $   1,917,776   $        1,646,518
----------------------------------------------------------------------------------------------

Below is a summary of product revenues by product division for the three and nine months ended September 30, 2004 and 2003:

----------------------------------------------------------------------------------------------
                                                   THREE MONTHS ENDED      NINE MONTHS ENDED
                                                      SEPTEMBER 30,          SEPTEMBER 30,
                                                   -------------------   ---------------------
                                                     2004       2003        2004        2003
----------------------------------------------------------------------------------------------
PRODUCT DIVISION:
Mobile Computing.................................  $212,077   $188,575   $  635,579   $567,549
Advanced Data Capture............................   101,245     89,622      310,802    254,583
Wireless Infrastructure..........................    43,790     36,907      120,660     97,507
RFID.............................................     1,756         --        1,756         --
Other, net.......................................    (4,981)    (6,319)     (10,069)    (9,855)
                                                   -------------------------------------------
Total............................................  $353,887   $308,785   $1,058,728   $909,784
----------------------------------------------------------------------------------------------

Other, net represents royalty revenues and rebates which the Company does not assign to a product division.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Matrics, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Matrics, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
McLean, Virginia
April 30, 2004

                          MATRICS, INC. BALANCE SHEETS
                         AT DECEMBER 31, 2003 AND 2002

-----------------------------------------------------------------------------------------
                                                                             DECEMBER 31,
                                                              ---------------------------
                                                                  2003           2002
-----------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents................................  $ 21,286,419   $  6,027,063
   Accounts receivable, net.................................       660,758        508,178
   Inventories..............................................       561,317        242,413
   Prepaid expenses and other assets........................       394,429         71,775
                                                              ---------------------------
      Total current assets..................................    22,902,923      6,849,429
Property and equipment, net.................................       306,409        199,560
Other assets................................................        45,127         35,716
                                                              ---------------------------
      Total assets..........................................  $ 23,254,459   $  7,084,705
                                                              ---------------------------

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Accounts payable and accrued expenses....................  $  2,630,195   $    800,616
   Capital lease obligation.................................             -          6,419
   Deferred revenue.........................................         4,119         14,416
                                                              ---------------------------
      Total current liabilities.............................     2,634,314        821,451
Deferred revenue............................................       203,433        200,000
Credit facility.............................................             -        730,000
Long term note..............................................     2,000,000              -
                                                              ---------------------------
      Total liabilities.....................................     4,837,747      1,751,451
                                                              ---------------------------
Commitments
Mandatorily redeemable convertible preferred stock:
   Series A preferred stock, $0.001 par value; 2,050,000
      shares authorized 2,050,000 shares issued and
      outstanding (liquidation preference of $1,874,938)....     1,874,938      1,809,393
   Series B preferred stock, $0.001 par value; 15,013,398
      shares authorized, 14,998,043 shares issued and
      outstanding (liquidation preference of $17,292,106)...    17,292,106     16,120,099
   Series C preferred stock, $0.001 par value; 25,142,858
      shares authorized, 12,571,429 shares issued and
      outstanding (liquidation preference of $22,617,871)...    22,617,871              -
Stockholders' deficit:
   Common stock, $0.001 par value, 62,000,000 shares
      authorized, 10,944,763 and 10,944,763 shares issued,
      10,514,518 and 10,594,518 shares outstanding..........        10,944         10,944
   Stock subscription receivable............................      (220,436)      (220,436)
   Additional paid-in capital...............................     1,553,484      1,585,545
   Deferred compensation....................................       (42,690)       (34,367)
   Accumulated deficit......................................   (24,623,205)   (13,891,624)
   Treasury stock, at cost (350,245 shares at December 31,
      2003 and 2002)........................................       (46,300)       (46,300)
                                                              ---------------------------
      Total stockholders' deficit...........................   (23,368,203)   (12,596,238)
                                                              ---------------------------
      Total liabilities, mandatorily redeemable convertible
         preferred stock and stockholders' deficit..........  $ 23,254,459   $  7,084,705
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                     MATRICS, INC. STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

----------------------------------------------------------------------------------------
                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  2003          2002
----------------------------------------------------------------------------------------
Revenue.....................................................  $  3,671,305   $ 1,192,647
Cost of revenue.............................................     2,387,666       523,138
                                                              --------------------------
Gross profit................................................     1,283,639       669,509
                                                              --------------------------
Operating expenses
   Sales and marketing......................................     2,160,151     1,430,617
   Research and development.................................     5,172,830     2,598,237
   General and administrative...............................     2,885,107     2,305,221
                                                              --------------------------
      Total operating expenses..............................    10,218,088     6,334,075
                                                              --------------------------
Loss from operations........................................    (8,934,449)   (5,664,566)
Other income (expenses)
   Interest income..........................................       123,741       144,660
   Interest expense.........................................       (65,449)      (32,459)
                                                              --------------------------
                                                                    58,292       112,201
                                                              --------------------------
Net loss....................................................    (8,876,157)   (5,552,365)
Dividends to preferred shareholders.........................    (1,855,424)   (1,237,553)
                                                              --------------------------
Net loss attributable to common shareholders................  $(10,731,581)  $(6,789,918)
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

          MATRICS, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

-------------------------------------------------------------------------------------------------------------------------------
                               COMMON STOCK      STOCK       ADDITIONAL                                               TOTAL
                        -------------------   SUBSCRIPTION    PAID-IN       DEFERRED     ACCUMULATED   TREASURY   STOCKHOLDERS'
                          SHARES     AMOUNT    RECEIVABLE     CAPITAL     COMPENSATION     DEFICIT      STOCK        DEFICIT
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31,
 2001.................  10,486,377   $10,486  $   (370,436)  $1,517,244   $          -   $(7,101,706)  $(46,300)  $  (5,990,712)
Issuance of restricted
 common stock.........     458,386      458              -       68,301        (68,759)            -          -               -
Accretion to
 redemption value of
 Series A preferred
 stock................           -        -              -            -              -       (65,545)         -         (65,545)
Accrued dividends and
 accretion on Series B
 preferred stock......           -        -              -            -              -    (1,172,008)         -      (1,172,008)
Amortization of
 deferred
 compensation.........           -        -              -            -         34,392             -          -          34,392
Repayment of notes
 receivable from
 stockholders.........           -        -        150,000            -              -             -          -         150,000
Net loss..............           -        -              -            -              -    (5,552,365)         -      (5,552,365)
                        -------------------------------------------------------------------------------------------------------
Balance, December 31,
 2002.................  10,944,763   10,944       (220,436)   1,585,545        (34,367)  (13,891,624)   (46,300)    (12,596,238)
                        -------------------------------------------------------------------------------------------------------
Accretion of issuance
 costs on Series C
 preferred stock......           -        -              -      (67,061)             -             -          -         (67,061)
Issuance of stock
 options to non-
 employees............           -        -              -       35,000        (35,000)            -          -               -
Accretion to
 redemption value of
 Series A preferred
 stock................           -        -              -            -              -       (65,545)         -         (65,545)
Accrued dividends and
 accretion on Series B
 preferred stock......           -        -              -            -              -    (1,172,008)         -      (1,172,008)
Accrued dividends and
 accretion on Series C
 preferred stock......           -        -              -            -              -      (617,871)         -        (617,871)
Amortization of
 deferred
 compensation.........           -        -              -            -         26,677             -          -          26,677
Net loss..............           -        -              -            -              -    (8,876,157)         -      (8,876,157)
                        -------------------------------------------------------------------------------------------------------
Balance, December 31,
 2003.................  10,944,763   $10,944  $   (220,436)  $1,553,484   $    (42,690)  $(24,623,205) $(46,300)  $ (23,368,203)
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                     MATRICS, INC. STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

---------------------------------------------------------------------------------------
                                                                     FOR THE YEAR ENDED
                                                                           DECEMBER 31,
                                                              -------------------------
                                                                 2003          2002
---------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..................................................  $(8,876,157)  $(5,552,365)
  Adjustment to reconcile net loss to net cash used in
    operating activities
    Depreciation............................................      101,299        56,977
    Provision for doubtful accounts.........................       12,925        12,075
    Deferred compensation...................................       26,677        34,392
    Accrued interest receivable on stock subscription.......       (9,410)      (14,816)
    Net change in operating assets and liabilities
      Accounts receivable...................................     (165,505)     (520,253)
      Inventories...........................................     (318,904)     (242,413)
      Prepaid expenses and other assets.....................     (322,654)            -
      Accounts payable and accrued expenses.................    1,829,577      (219,386)
      Deferred revenue......................................       (6,864)      214,416
                                                              -------------------------
         Net cash used in operating activities..............   (7,729,016)   (6,231,373)
                                                              -------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Purchases of property and equipment.......................     (208,148)      (86,902)
                                                              -------------------------
         Net cash used in investing activities..............     (208,148)      (86,902)
                                                              -------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on capital leases................................       (6,419)      (38,997)
  Proceeds from issuance of long term note..................    2,000,000             -
  Net proceeds of credit facility...........................     (730,000)      730,000
  Proceeds from issuance of Series C preferred stock........   22,000,000             -
  Issuance costs on Series C preferred stock................      (67,061)            -
  Proceeds from payment of stock subscription receivable....            -       150,000
                                                              -------------------------
         Net cash provided by financing activities..........   23,196,520       841,003
                                                              -------------------------
Net (decrease) increase in cash and cash equivalents........   15,259,356    (5,477,272)
Cash and cash equivalents, beginning of year................    6,027,063    11,504,335
                                                              -------------------------
Cash and cash equivalents, end of year......................  $21,286,419   $ 6,027,063
                                                              -------------------------
SUPPLEMENTAL CASH FLOW DISCLOSURES
  Cash paid for interest....................................  $    26,051   $    15,806
  Cash paid for income taxes................................  $         -   $         -
NON-CASH INVESTING AND FINANCING ACTIVITIES
  Accretion of Series A convertible preferred stock.........  $    65,545   $    65,545
  Accrued dividends and accretion of Series B convertible
    preferred stock.........................................  $ 1,172,008   $ 1,172,008
  Accrued dividends and accretion of Series C convertible
    preferred stock.........................................  $   617,871   $         -
---------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                  MATRICS, INC. NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002

1. NATURE OF THE BUSINESS

Matrics, Inc. (the Company), formerly Matrics Technology Systems, Inc., was incorporated on July 5, 2000 in the State of Delaware. Prior to incorporation the Company operated as a limited liability corporation beginning January 19, 1998. The Company provides radio frequency identification (RFID) technology and visibility solutions for supply chain and asset management. The Company's visibility solutions enable users to track assets globally, resulting in improved productivity, reduced inventories and enhanced customer satisfaction.

For the years ended December 31, 2003 and 2002, the Company recorded net losses of $8.9 million and $5.6 million, respectively, and has reported negative cash flows from operations since inception. The Company believes that its current working capital and committed financing will be sufficient to fund operations through the remainder of 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates.

REVENUE RECOGNITION


The Company recognizes revenue upon shipment of its product when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectibility is reasonably assured. In certain instances, the Company may enter into arrangements whereby the customer is granted certain rights to test the delivered products or arrangements which require the Company to perform additional services subsequent to the delivery of the product. To the extent these arrangements exist, the Company defers recognition of revenue until customer acceptance occurs or the acceptance provisions lapse.



Revenue from service arrangements are deferred and recognized when the services are performed and collectibility is reasonably assured.


CASH EQUIVALENTS

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventories consist of finished products held for sale. The Company records a provision for excess and obsolete inventory when identified. No such charges have been incurred to date.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives are as follows: 3 years for computer and equipment, 7 years for furniture and fixtures, and the shorter of 5 years or lease term for leasehold improvements. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance costs are expensed as incurred.

LONG-LIVED ASSETS

The Company assesses the recoverability of long-lived assets based upon an undiscounted cash flow analysis when factors indicating an impairment are present. Impairments, if any, are measured based upon the difference between the carrying value and fair value, which may be determined using discounted cash flow analyses or other methods, and are recognized in the operating results in the period in which an impairment in value is determined. No long-lived assets were impaired for the years ended December 31, 2003 or 2002.

INCOME TAXES

Deferred tax liabilities and assets are recognized for the estimated future tax consequences of temporary differences and income tax credits. Temporary differences are primarily the result of the differences between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax liabilities and assets are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax liabilities or assets are expected to be settled or realized. Valuation allowances are established to reduce deferred tax assets to recognize the uncertainty in their realization. Income tax expense, if any, consists of the taxes payable for the current period and the change during the period in deferred tax assets and liabilities. For the period presented, valuation allowances have been provided for the full amount of deferred tax assets and no income tax expense or benefit has been recognized.

STOCK-BASED COMPENSATION

The Company has a Stock Option Incentive Plan and an Advisors and Consultants Equity Plan, more fully described in Note 12. SFAS No. 123, as amended by SFAS No. 148, permits companies to (i) recognize as expense the fair value of stock-based awards, or (ii) continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations ("APB 25"), and provide pro forma net income and earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company continues to apply the provisions of APB 25 and provide the pro forma disclosures in accordance with the provisions of SFAS No. 123 and 148. Under APB 25, the Company has not recorded any stock-based employee compensation cost associated with the Company's stock option incentive plan, as all options granted under the plan had an exercise price equal to the estimated fair value of the underlying common stock on the date of grant.

The Company uses the minimum value option-pricing model to determine the pro forma impact under SFAS Nos. 123 and 148 to the Company's net loss. This model utilizes certain assumptions, such as the interest rate on a risk-free security maturing generally at the same time as the option being valued, and requires certain assumptions, such as the expected amount of time an option will be outstanding until it is exercised or it expires, to calculate the estimated fair value of stock options granted to the company's employees. This information and the assumptions used for 2003 and 2002 are summarized as follows:

---------------------------------------------------------------------------
                                                              2003    2002
---------------------------------------------------------------------------
Risk-free interest rate.....................................  2.73%   4.92%
Expected life...............................................    4.0     5.0
Expected volatility.........................................  0.00%   0.00%
Dividend yield..............................................  0.00%   0.00%
---------------------------------------------------------------------------

The following table illustrates the effect on operations had the Company applied the fair value recognition provisions of SFAS No. 123 to its stock option plan:

---------------------------------------------------------------------------------------
                                                                 2003          2002
---------------------------------------------------------------------------------------
Net loss, as reported.......................................  $(8,876,157)  $(5,552,365)
Deduct: Net stock-based employee compensation expense
  determined under fair value based method..................       (8,400)            -
                                                              -------------------------
Pro forma net loss..........................................  $(8,884,557)  $(5,552,365)
---------------------------------------------------------------------------------------

RESEARCH AND DEVELOPMENT COSTS

The Company expenses all research and development costs as incurred. The research and development costs for the years ended December 31, 2003 and 2002 respectively, were $5,172,830 and $2,598,237. These amounts have been included as operating costs in the accompanying Statement of Operations.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. These deposits may exceed amounts covered by the Federal Deposit Insurance Corporation (FDIC). The Company performs ongoing evaluations of its financial institutions, restricts placement of investments to financial institutions evaluated as highly creditworthy and has not incurred any losses to date.

RECLASSIFICATION

Certain prior year amounts have been reclassified to conform to current year financial statement presentation.

NEW ACCOUNTING PRONOUNCEMENT

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). This statement establishes standards for classifying and measuring as liabilities certain financial instruments that includes obligations of the issuer and have been traditionally recognized as equity. The FASB delayed the SFAS 150 effective date for nonpublic companies with respect to instruments that are mandatorily redeemable on fixed dates for amounts that are either fixed or determined by reference to an index to January 1, 2005. For all other mandatorily redeemable instruments SFAS 150 has been deferred indefinitely.

3. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31,

---------------------------------------------------------------------------------
                                                                2003       2002
---------------------------------------------------------------------------------
Accounts receivable--trade..................................  $685,758   $520,253
Allowance for doubtful accounts.............................   (25,000)   (12,075)
                                                              -------------------
                                                              $660,758   $508,178
---------------------------------------------------------------------------------

4. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consisted of the following at December
31,

----------------------------------------------------------------------------------
                                                                2003        2002
----------------------------------------------------------------------------------
Furniture and fixtures......................................  $ 203,357   $168,351
Computer equipment..........................................    280,258    108,186
Leasehold improvements......................................     23,385     22,315
                                                              --------------------
                                                                507,000    298,852
Less accumulated depreciation...............................   (200,591)   (99,292)
                                                              --------------------
Property and equipment, net.................................  $ 306,409   $199,560
----------------------------------------------------------------------------------

Depreciation expense for the year ended December 31, 2003 and 2002 was $101,299 and $56,977, respectively.

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31,

-----------------------------------------------------------------------------------
                                                                 2003        2002
-----------------------------------------------------------------------------------
Accounts payable--trade.....................................  $1,745,246   $429,134
Accrued payroll and fringe benefits.........................     648,148    272,827
Other accounts payable and accruals.........................     236,801     98,655
                                                              ---------------------
                                                              $2,630,195   $800,616
-----------------------------------------------------------------------------------

6. DEFERRED REVENUE

During 2002, the Company entered into a reseller arrangement for sale of its radio frequency products. The reseller arrangement provides for certain exclusivity rights through March 31, 2005 and a $200,000 advanced payment which will be applied to future sales should the reseller fulfill their minimum purchase requirements. The advanced payment will be applied to future purchases in the period in which they occur. This advance payment has been classified as deferred revenue.

7. DEBT OBLIGATIONS

In August 2002, the Company entered into a loan and security agreement ("Facility") with a commercial lender, which provided for a credit facility with total borrowings of $750,000. Principal relating to the Facility was due on February 9, 2004 with interest repayable in monthly installments and accrues at a rate equal to one half of one percent (0.5%) above the prime rate. As of December 31, 2003 there were no borrowings under the credit facility. In February 2004, the term for the credit facility was extended to May 9, 2004. The credit facility contains certain affirmative and negative covenants, of which the Company was in compliance with as of December 31, 2003.

In September 2003, the Company executed a promissory note with Marubeni Corporation, a Japanese corporation that at the same time invested $1,000,000 in the Company, which provided for a loan with total borrowings of $2,000,000. Principal and accrued interest shall be payable on September 4, 2007, or such later date as may be agreed to by the Payee. Interest accrues at a rate equal to five and nine tenths percent (5.9%) per annum calculated on the basis of a 365 day year. The loan agreement contains certain affirmative and negative covenants, of which the Company was in compliance with as of December 31, 2003.

8. COMMON STOCK

As of December 31, 2003 and 2002, there were 10,944,763 shares issued, and 10,514,518 and 10,594,518 shares of the Company's $0.001 par value common stock outstanding, respectively.

On July 21, 2000, the Company issued 5,934,686 shares of common stock ("Founder Shares") to the founders for consideration for their interest in the limited liability company. The Founder Shares were subject to stock restriction agreements and vested over a period from the date of issuance to August 21, 2003. As of December 31, 2003 all of these shares are vested.

9. STOCK SUBSCRIPTION RECEIVABLE

On December 28, 2001, the Company issued 2,469,570 shares of the Company's restricted common stock to an executive at a price of $0.15 per share for total consideration of $370,436, paid in the form of a promissory note. The note accrues interest at the rate of 4% per annum and is payable in full on December 28, 2005. The underlying restricted common stock shares vest as follows: 4% on the purchase date, 36% on April 10, 2003 and the remaining 60% in equal monthly installments for 32 consecutive months until fully vested. If the executive is terminated for any reason, the Company shall have the right, but not the obligation, to purchase all or any portion of the restricted shares at the original issuance price. At December 31, 2003, 1,111,307 of these shares are unvested and remain restricted common stock.

10. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

SERIES A CONVERTIBLE PREFERRED STOCK

During the six month period beginning July 21, 2000, the Company issued a total of 1,050,000 shares of Series A Preferred Stock ("Series A"), at $1.00 per share, with aggregate proceeds of $1,050,000. In January 2001, the Company issued 1,000,000 additional shares of Series A for aggregate proceeds of $1,000,000. In connection with the issuance of Series A preferred stock in 2000, the Company issued warrants to purchase additional shares of Series A preferred stock (See Note 11). The issuance costs on Series A preferred stock was approximately $78,000, recorded in 2000.

SERIES B CONVERTIBLE PREFERRED STOCK

During 2001, the Company raised a second round of financing by issuing 14,998,043 shares of Series B Preferred Stock ("Series B"), at $0.9768 per share, with aggregate proceeds of $14,650,088. In connection with the issuance of Series B preferred stock, the Company issued warrants to purchase shares of the Company's common stock (See Note 11). The issuance costs on Series B preferred stock was approximately $91,000, recorded in 2001.

SERIES C CONVERTIBLE PREFERRED STOCK

During 2003, the Company raised a third round of financing by issuing 12,571,429 shares of Series C Preferred Stock ("Series C") at $1.75 per share, with aggregate proceeds of $22,000,000. The issuance costs on Series C preferred stock was approximately $67,000, recorded in 2003.

SERIES C-1 PREFERRED STOCK

The Company is authorized to issue 12,571,429 shares of Series C-1 Preferred Stock ("Series C-1") at $1.75 per share. At December 31, 2003 there were no issued shares of Series C-1 outstanding.

The Series A preferred stock, Series B preferred stock, Series C preferred stock and Series C-1 preferred stock have the following rights to voting, dividends, conversion, liquidation preferences and redemption:

VOTING RIGHTS

Each share of Series A preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which each share of Series A preferred stock could be converted. For so long as at least 500,000 shares of Series A preferred stock remain outstanding, subject to adjustment for any stock split, reverse stock split or any similar event effecting such stock, the holders of Series A preferred stock, voting as a separate class, shall be entitled to elect one member of the Board of Directors.

Each share of Series B preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which each share of Series B preferred stock could be converted. For so long as at least 500,000 shares of Series B preferred stock remain outstanding, subject to adjustment for any stock split, reverse stock split or any similar event effecting such stock, the holders of Series B preferred stock, voting as a separate class, shall be entitled to elect one members of the Board of Directors.

Each share of Series C preferred stock and Series C-1 preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which each share of Series C preferred stock and Series C-1 preferred stock could be converted. For so long as at least 500,000 shares of Series C preferred stock and Series C-1 preferred stock remain outstanding, subject to adjustment for any stock split, reverse stock split or any similar event effecting such stock, the holders of Series C preferred stock and Series C-1 preferred stock, voting together as a single class, shall be entitled to elect two members of the Board of Directors.

DIVIDENDS

So long as any shares of Series C preferred stock, Series C-1 preferred stock or Series B preferred stock shall be outstanding, no dividend, whether in cash or property, shall be paid, declared or distributed, on the common stock or other securities ranking junior to the Series C preferred stock, Series C-1 preferred stock, or Series B preferred stock (the "junior stock"). No junior stock shall be purchased, redeemed or otherwise acquired for value by the Company until all series C accruing dividends and Series B accruing dividends shall have been paid or declared and set apart except for dividends payable in common stock and any repurchase of shares of common stock pursuant to contractual rights held by the Company relating to the termination of employees or the Company's right of first refusal to purchase such shares. If dividends are paid on any share of junior stock, an additional dividend shall be paid concurrently on the Series C preferred stock, Series C-1 preferred stock, Series B preferred stock and Series A preferred stock in an amount per share equal to the amount paid or set aside for each share of junior stock.

The Company, in general, shall not declare or pay any distributions on shares of common stock or other securities ranking junior to the Series C preferred stock, Series C-1 preferred stock or Series B preferred stock, until the holders of these respective classes of shares have first received, out of any assets legally available, a distribution on outstanding shares of respective series preferred stock. Series C preferred stockholders, Series C-1 preferred stockholders and Series B preferred stockholders are entitled to cumulative dividends at an amount equal to 8 percent of the original purchase price per annum. No dividends have been declared through December 31, 2003.

CONVERSION

At the option of the holder, each share of Series A preferred stock is convertible into common stock at any time at a price of $0.915636. At December 31, 2003, 2,050,000 shares of Series A preferred stock are outstanding and convertible into common shares.

At the option of the holder, each share Series B preferred stock is convertible into common stock at the original purchase price of $0.9768. At December 31, 2003, 14,998,043 shares of Series B preferred stock are outstanding and convertible into common shares.

At the option of the holder, each share Series C preferred stock and Series C-1 preferred stock is convertible into common stock at the original purchase price of $1.75. At December 31, 2003, 12,571,429 shares of Series C preferred stock and Series C-1 preferred stock are outstanding and convertible into common shares.

LIQUIDATION PREFERENCES

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series A preferred stock shall be entitled to a liquidation preference over the Company's common stockholders for an amount per share equal to the Series A original purchase price, subject to an adjustment for a stock split, stock dividend or other similar recapitalization, plus all declared and unpaid dividends up to the date of the distribution of the assets of the Company.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series B preferred stock shall be entitled to a liquidation preference over the Company's common stockholders for an amount per share equal to the Series B original purchase price, subject to an adjustment for a stock split, stock dividend or other similar recapitalization, plus an amount equal to all Series B accruing dividends unpaid and any other dividends declared but unpaid computed to the date payment is made available.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series C preferred stock shall be entitled to a liquidation preference over the Company's common stockholders for an amount per share equal to the Series C original purchase price, subject to an adjustment for a stock split, stock dividend or other similar recapitalization, plus an amount equal to all Series C accruing dividends unpaid and any other dividends declared but unpaid computed to the date payment is made available.

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of the Series C-1 preferred stock shall be entitled to a liquidation preference over the Company's common stockholders for an amount per share equal to the Series C-1 original purchase price, subject to an adjustment for a stock split, stock dividend or other similar recapitalization, plus an amount equal to all Series C-1 accruing dividends unpaid and any other dividends declared but unpaid computed to the date payment is made available.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Company legally available for distribution, if any, shall be distributed to the holders of the Series A preferred stock, Series B preferred stock, Series C preferred stock and Series C-1 preferred stock in an amount equal to the greater of the amount a) ratably distributed to the holders of common stock and Preferred Stock on an as-if converted to common stock basis until the holders of Preferred Stock have received an aggregate amount per share equal to two times the original purchase price or b) ratably distributed to the holders of common stock and preferred stock on an as-if converted basis.

REDEMPTION

The holders of at least sixty-six and two-thirds percent of the then outstanding shares of Series C preferred stock and Series C-1 preferred stock, voting together as a separate class, may require the Company to redeem the Series C preferred stock and Series C-1 preferred stock in three equal annual installments beginning on the fifth anniversary of the Series C original issue date and ending on the date two years from such first redemption date.

The Company shall promptly notify in writing the holders of the Series A preferred stock and Series B preferred stock of any election to redeem by the holders of the Series C preferred stock and Series C-1 preferred stock. Unless the holders of at least sixty-six and two-thirds percent of the then outstanding shares of Series A preferred stock and holders of at least sixty-six and two-thirds percent of the then outstanding shares of Series B preferred stock, each voting separately as a class, provide notice otherwise to the Company not later than fifteen days from the receipt of the preferred notice, the Company shall redeem the Series A preferred stock and Series B preferred stock, together with the Series C preferred stock and Series C-1 preferred stock.

If at least sixty-six and two-thirds percent of the holders of the Series A preferred stock or sixty-six and two thirds of the holders of the Series B preferred stock, each voting as a separate class, provides notice to the Company not later than fifteen days from the receipt of the preferred notice that such Series A preferred stock or Series B preferred stock shall not be redeemed, then with respect to such class of Series A preferred stock and Series B preferred stock that provides such notice (a) no holder of shares of such class of Series A preferred stock or Series B preferred stock shall have the right to require the Company to redeem such shares hereunder and (b) any and all rights as applicable to the holders of shares of Series A preferred stock or Series B preferred stock shall thereupon terminate and expire as to all holders of Series A preferred stock or Series B preferred stock.

The Company shall effect such redemptions by paying in cash, in exchange for the shares of redeemable preferred stock, the original purchase price per share plus declared and unpaid dividends, including the Series C accruing dividends, as payable with respect to the Series C preferred stock. The redemption price shall be paid in cash or by one or more promissory notes, in form and substance reasonably satisfactory to the holders of at least ninety percent of the redeemable preferred stock.

The Company accretes Series A, Series B and Series C preferred stock to their redemption amount over the period from issuance dates to the dates of redemption. The aggregate accrued dividends and accretion on Series A preferred stock, Series B preferred stock and Series C preferred stock during the year ended 2003 and 2002, respectively were approximately $1,855,000 and $1,238,000, respectively.

11. WARRANTS

On July 21, 2000, in conjunction with the issuance of Series A preferred stock, the Company issued 1,206,000 warrants to Series A investors to purchase additional shares of Series A preferred stock for $1.00 per share. On the date of issuance, the Company valued the warrants using the Black Scholes option pricing model. The Company allocated $328,000 of the proceeds from the Series A financing to the warrants and $1,222,000 to the Series A preferred stock, based on their relative fair value. The warrants expired on July 21, 2002.

During 2001, in conjunction with the Series B financing, the Company issued to the Series B investors, 1,049,863 warrants to purchase shares of common stock for $0.9768 per share. The warrants expire five years from the date of issuance. The warrants were valued using the Black Scholes option pricing model on the date of issuance and were insignificant. No warrants have been exercised as of December 31, 2003. At December 31, 2003, 1,049,863 shares of common stock have been reserved for the exercise of these warrants.

During 2002, in conjunction with the Credit Agreement, the Company issued to the commercial lender, 15,356 warrants to purchase shares of Series B preferred stock for $0.9768 per share. The warrants expire seven years from the date of issuance. The warrants were valued using the Black Scholes option pricing model on the date of issuance and were insignificant. No warrants have been exercised as of December 31, 2003. At December 31, 2003, 15,356 shares of common stock have been reserved for the exercise of these warrants.

12. STOCK OPTION PLAN

In 2001, the Company established the Matrics, Inc. Stock Incentive Plan and the Matrics, Inc. Advisors and Consultants Equity Plan under which employees, directors, consultants, distributors or other persons who have rendered services to the Company may be granted options to purchase shares of the Company's common stock. Options granted to employees under the Stock Incentive Plan generally vest ratably over a four-year period and expire ten years from the date of the grant. Options granted to non-employees under the Advisors and Consultants Equity Plan generally vest over a two-year period and expire five years from the date of the grant. During 2003, 1,268,000 options were issued to employees.

During 2003, 250,000 options were issued to non-employees. The options were valued using the Black Scholes option pricing model on the date of issuance and and an amount of $35,000 was initially recorded as deferred compensation expense and amortized into earnings over the expected life of the option of 2 years resulting in a compensation expense for 2003 of $6,664.

The following table summarizes the weighted average of the assumptions used for stock options granted to non-employees during 2003 and 2002.

-------------------------------------------------------------------------------
                                                               2003      2002
-------------------------------------------------------------------------------
Risk-free interest rate.....................................    1.76%     4.92%
Expected life...............................................     2.00      5.00
Expected volatility.........................................  100.00%   100.00%
Dividend yield..............................................    0.00%     0.00%
-------------------------------------------------------------------------------

Transactions in stock options are summarized as follows:

-----------------------------------------------------------------------------------
                                                                          WEIGHTED-
                                                               NUMBER      AVERAGE
                                                                 OF       EXERCISE
                                                               SHARES       PRICE
-----------------------------------------------------------------------------------
Balance, December 31, 2000..................................          -   $       -
   Granted..................................................    951,660        1.00
   Exercised................................................   (200,000)       1.00
   Forfeited................................................   (181,750)       1.00
                                                              ---------------------
Balance, December 31, 2001..................................    569,910        1.00
   Granted..................................................    920,340        0.15
   Exercised................................................          -           -
   Forfeited................................................   (600,250)       0.15
                                                              ---------------------
Balance, December 31, 2002..................................    890,000        0.15
   Granted..................................................  1,518,000        0.20
   Exercised................................................          -           -
   Forfeited................................................   (200,000)       0.15
                                                              ---------------------
Balance, December 31, 2003..................................  2,208,000        0.18
                                                              ---------------------
Shares exercisable at December 31, 2003.....................    355,100   $    0.16
-----------------------------------------------------------------------------------

The Plans permit the payment for shares purchased under the plans in cash, or where expressly approved by the Company, a) by cancellation of indebtedness of the Company to the optionee; b) by surrender of shares that have been owned by optionee for more than six months and fully paid for; c) by tender of a full recourse promissory note bearing interest at a rate sufficient to avoid imputation of income under the relevant tax code; or d) by waiver of compensation due to the optionee for services rendered.

All options, under the plan, were issued with an exercise price equal to or exceeding the fair value of the underlying common stock at the date of grant. The fair value of the common stock was determined by the Board based on all relevant factors, including operating results, financial conditions, recent sales prices of the Company's securities and other pertinent information.

In February 2002, the Company amended the stock option awards to allow holders of stock options to exchange their options for shares of restricted common stock on a one-to-one basis. 458,386 of stock options outstanding as of December 31, 2001 were exchanged for shares of restricted common stock and the respective stock options were cancelled. 111,524 of stock options outstanding as of December 31, 2001 were forfeited due to employee termination. Consequently, in 2002 the Company recorded deferred compensation expense of $68,759, amortized into earnings over the respective vesting periods. Pursuant to the respective restricted common stock issuance agreements, so long as the option holder is in the continuous employment of, or in a service relationship with the Company from the grant date through the applicable date upon which vesting is scheduled to occur, 25% of the shares of restricted common stock shall vest and become nonforfeitable on the one year anniversary of the date of issuance and the remaining 75% of the shares shall vest and become nonforfeitable in equal monthly installments for 36 consecutive calendar months, beginning with the first month that follows the initial vesting date. The vesting schedule is subject to adjustment upon a change in control as defined in the restricted common stock share agreement. During 2003, 80,000 shares were forfeited and as of December 31, 2003, 95,688 of these shares are unvested and remain restricted common stock.

13. INCOME TAXES

The tax effect of temporary differences that give rise to significant portions of the deferred assets is as follows:

---------------------------------------------------------------------------------------
                                                                     FOR THE YEAR ENDED
                                                                           DECEMBER 31,
                                                              -------------------------
                                                                 2003          2002
---------------------------------------------------------------------------------------
Deferred tax assets
   Net operating loss carryforwards.........................  $ 7,688,925   $ 4,497,398
   Accrued expenses.........................................       41,109        33,801
   Accrued interest.........................................       14,983            --
   Allowance for doubtful accounts..........................        9,655         4,663
   Amortization of legal fees for patients..................      216,056        49,381
   Depreciation.............................................       19,807         9,016
                                                              -------------------------
                                                                7,990,535     4,594,259
      Less: valuation allowance.............................   (7,990,535)   (4,594,259)
                                                              -------------------------
Net deferred tax assets.....................................  $         -   $         -
---------------------------------------------------------------------------------------

The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards cannot be sufficiently assured at December 31, 2003.

At December 31, 2003, the Company has a net operating loss carryforwards of approximately $19,909,000 available to reduce future taxable income. The net operating loss carryforwards will begin to expire in 2021. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

The actual tax benefits for the years ended December 31, 2003 and 2002 differed from the expected tax benefit as a result of the following:

-----------------------------------------------------------------------------------------
                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2003           2002
-----------------------------------------------------------------------------------------
Expected tax benefit........................................  $ (3,372,940)  $ (2,109,899)
Nondeductible expenses......................................        18,128         25,285
State Taxes.................................................      (383,155)      (239,696)
Change in Valuation Allowance...............................     3,737,967      2,324,310
                                                              ---------------------------
Provision for income taxes..................................  $          -   $          -
-----------------------------------------------------------------------------------------

14. 401(K) SAVINGS PLAN

During 2001, the Company established a defined contribution savings plan under
Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. To date there were no contributions made to the plan by the Company.

15. COMMITMENTS

LEASES

In March 2004, the Company entered into a new operating lease agreement for office space with a least term expiring at the end of December, 2007. Future minimum lease payments under non-cancelable operating leases are as follows:

------------------------------------------------------------------------
                                                              OPERATING
                  YEAR ENDING DECEMBER 31,                      LEASE
------------------------------------------------------------------------
2004........................................................    $481,363
2005........................................................     688,105
2006........................................................     589,355
2007........................................................     543,357
2008........................................................          --
                                                              ----------
                                                              $2,302,180
------------------------------------------------------------------------

Rent expense for the years ended December 31, 2003 and 2002, was $205,707 and $158,173, respectively.

16. RELATED PARTY TRANSACTIONS

In September 2003, the Company entered into a distributor agreement with a Japanese Corporation, one of its new Series C preferred shareholders for 2003 that at the same time invested $1,000,000 in the Company by purchasing 571,429 shares of Series C preferred stock and provided a loan of $2,000,000 to the Company (see note 7). The investment was made at a share price consistent with other investors. The distributor agreement provides for the exclusive authorized distributor rights to sell, market and otherwise distribute certain RFID products in the exclusive territory of the nation of Japan and all its territories and as a non-exclusive authorized distributor to sell, market and otherwise distribute the same products in the remainder of the world and its nations, excluding Korea. The effective date for the agreement was September 2, 2003 with an exclusivity term for a period of three years from the date on which certain approval for the products is obtained in the exclusive territory and a non-exclusivity term continuing until terminated by either party. Total revenue for the Company under the distributor agreement was approximately $14,000 for year 2003.

In September 2003, the Company entered into a sales agreement for sales of RFID inlets with a total commitment to purchase 10,000,000 inlets for a total amount of $3,000,000 during the twenty-four months following the agreement date as of September 30, 2003. In November 2003, the same party to the agreement invested $3,500,000 in the Company by purchasing 2,000,000 shares of Series C preferred stock and became a preferred shareholder of the Company. The investment was made at a share price consistent with other investors. Total revenue from the arrangement after the investment date as of November 20, 2003 was approximately $2,000 for year 2003.

                     MATRICS, INC. CONDENSED BALANCE SHEETS
                JUNE 30, 2004 (UNAUDITED) AND DECEMBER 31, 2003

-----------------------------------------------------------------------------------------
                                                                  JUNE 30,   DECEMBER 31,
                                                              ---------------------------
                                                                      2004           2003
-----------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents................................  $  7,325,358   $ 21,286,419
   Accounts receivable, net.................................     3,607,107        660,758
   Inventories..............................................     2,949,262        561,317
   Prepaid expenses and other assets........................       505,088        394,429
                                                              ---------------------------
      Total current assets..................................    14,386,815     22,902,923
Property and equipment, net.................................       413,090        306,409
Other assets................................................       161,004         45,127
                                                              ---------------------------
      Total assets..........................................  $ 14,960,909   $ 23,254,459
                                                              ---------------------------
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
   Accounts payable and accrued expenses....................  $  3,741,056   $  2,630,195
   Deferred revenue.........................................       709,885          4,119
                                                              ---------------------------
      Total current liabilities.............................     4,450,941      2,634,314
Deferred revenue............................................            --        203,433
Long term note..............................................     2,000,000      2,000,000
Other liabilities...........................................         2,380              -
                                                              ---------------------------
      Total liabilities.....................................     6,453,321      4,837,747
                                                              ---------------------------
Commitments
Mandatorily redeemable convertible preferred stock:
   Series A preferred stock, $0.001 par value; 2,050,000
      shares authorized 2,050,000 shares issued and
      outstanding (liquidation preference of $1,907,711)....     1,907,711      1,874,938
   Series B preferred stock, $0.001 par value; 15,013,398
      shares authorized, 14,998,043 shares issued and
      outstanding (liquidation preference of $17,878,110)...    17,878,110     17,292,106
   Series C preferred stock $0.001 par value; 25,142,858
      shares authorized, 12,571,429 shares issued and
      outstanding (liquidation preference of $23,497,875)...    23,497,875     22,617,871
Stockholders' deficit:
   Common stock, $0.001 par value, 62,000,000 shares
      authorized, 10,993,763 and 10,944,763 shares issued,
      10,643,518 and 10,594,518 shares outstanding..........        10,989         10,944
   Stock subscription receivable............................       (70,436)      (220,436)
   Additional paid-in capital...............................     1,556,255      1,553,484
   Deferred compensation....................................       (42,692)       (42,690)
   Accumulated deficit......................................   (36,183,924)   (24,623,205)
   Treasury stock, at cost (350,245 shares at June 30, 2004
      and 2003).............................................       (46,300)       (46,300)
                                                              ---------------------------
      Total stockholders' deficit...........................   (34,776,108)   (23,368,203)
                                                              ---------------------------
      Total liabilities, mandatorily redeemable convertible
         preferred stock and stockholders' deficit..........  $ 14,960,909   $ 23,254,459
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.

            MATRICS, INC. CONDENSED STATEMENTS OF OPERATIONS FOR THE
              SIX MONTHS ENDED JUNE 30, 2004 AND 2003 (UNAUDITED)

----------------------------------------------------------------------------------------
                                                                FOR THE SIX MONTHS ENDED
                                                                                JUNE 30,
                                                              --------------------------
                                                                  2004          2003
----------------------------------------------------------------------------------------
Revenue.....................................................  $  4,707,567   $ 1,980,868
Cost of revenue.............................................     5,383,467       945,839
                                                              --------------------------
Gross (deficit)/profit......................................      (675,900)    1,035,029
                                                              --------------------------
Operating expenses
   Sales and marketing......................................     3,223,728       937,734
   Research and development.................................     3,598,564     1,543,825
   General and administrative...............................     2,578,277     1,150,101
                                                              --------------------------
      Total operating expenses..............................     9,400,569     3,631,660
                                                              --------------------------
Loss from operations........................................   (10,076,469)   (2,596,631)
Other income (expenses)
   Interest income..........................................        82,045        24,820
   Interest expense.........................................       (67,518)      (16,932)
                                                              --------------------------
                                                                    14,527         7,888
                                                              --------------------------
Net loss....................................................   (10,061,942)   (2,588,743)
   Dividends to preferred shareholders......................    (1,498,777)     (618,776)
                                                              --------------------------
   Net loss attributable to common shareholders.............  $(11,560,719)  $(3,207,519)
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.

 MATRICS, INC. CONDENSED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE
                         30, 2004 AND 2003 (UNAUDITED)

----------------------------------------------------------------------------------------
                                                                FOR THE SIX MONTHS ENDED
                                                                                JUNE 30,
                                                              --------------------------
                                                                  2004          2003
----------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $(10,061,942)  $(2,588,743)
Adjustment to reconcile net loss to net cash used in
   operating activities
   Depreciation.............................................        68,920        39,757
   Provision for doubtful accounts..........................        75,000            --
   Net changes in operating assets and liabilities..........    (4,020,254)     (951,606)
                                                              --------------------------
      Net cash used in operating activities.................   (13,938,276)   (3,500,592)
                                                              --------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchases of property and equipment......................      (175,601)     (125,280)
                                                              --------------------------
      Net cash used in investing activities.................      (175,601)     (125,280)
                                                              --------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Payments on capital leases...............................            --        (6,419)
   Proceeds from issuance of common stock...................         6,750            --
   Issuance costs on Series C preferred stock...............        (3,934)           --
   Proceeds from collection of stock subscription
      receivable............................................       150,000            --
                                                              --------------------------
      Net cash provided by/(used in) financing activities...       152,816        (6,419)
                                                              --------------------------
Net decrease in cash and cash equivalents...................   (13,961,061)   (3,632,291)
Cash and cash equivalents, beginning of year................    21,286,419     6,027,063
                                                              --------------------------
Cash and cash equivalents, end of year......................  $  7,325,358   $ 2,394,772
----------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.

                                 MATRICS, INC.
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                       JUNE 30, 2004 AND 2003 (UNAUDITED)

1. NATURE OF THE BUSINESS

Matrics, Inc. (the Company), formerly Matrics Technology Systems, Inc., was incorporated on July 5, 2000 in the State of Delaware. Prior to incorporation the Company operated as a limited liability corporation beginning January 19, 1998. The Company provides radio frequency identification (RFID) technology and visibility solutions for supply chain and asset management. The Company's visibility solutions enable users to track assets globally, resulting in improved productivity, reduced inventories and enhanced customer satisfaction.

In the opinion of management, the accompanying unaudited interim financial information reflects all adjustments, consisting of normal recurring accruals, necessary for a fair presentation on a going concern basis. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to instructions, rules and regulations prescribed by the Securities and Exchange Commission. The company believes that the disclosures provided herein are adequate to make the information presented not misleading when these unaudited interim condensed consolidated financial statements are read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results expected for the full year.

2. PREPARATION OF CONDENSED FINANCIAL STATEMENTS

The preparation of condensed financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and earnings during the current reporting period. Management periodically assesses and evaluates the adequacy and/or deficiency of estimated liabilities recorded for various reserves, liabilities, contract risks and uncertainties. Actual results could differ from these estimates.

3. REVENUE RECOGNITION


The Company recognizes revenue upon shipment of its product when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable and collectibility is reasonably assured. In certain instances, the Company may enter into arrangements whereby the customer is granted certain rights to test the delivered products or arrangements which require the Company to perform additional services subsequent to the delivery of the product. To the extent these arrangements exist, the Company defers recognition of revenue until customer acceptance occurs or the acceptance provisions lapse.



Revenue from service arrangements are deferred and recognized when the services are performed and collectibility is reasonably assured.

4. INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis. Inventories consist of finished products held for sale. The Company records a provision for excess and obsolete inventory when identified. No such charges have been incurred to date.

5. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at June 30, 2004 and December 31, 2003

--------------------------------------------------------------------------------------------
                                                           JUNE 30, 2004   DECEMBER 31, 2003
--------------------------------------------------------------------------------------------
Accounts receivable--trade...............................    $3,707,107            $685,758
Allowance for doubtful accounts..........................      (100,000)            (25,000)
                                                           ---------------------------------
                                                             $3,607,107            $660,758
--------------------------------------------------------------------------------------------

6. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, consisted of the following at June 30, 2004 and December 31, 2003

--------------------------------------------------------------------------------------------
                                                           JUNE 30, 2004   DECEMBER 31, 2003
--------------------------------------------------------------------------------------------
Furniture and fixtures...................................      $258,288            $203,357
Computer equipment.......................................       400,928             280,258
Leasehold improvements...................................        23,385              23,385
                                                           ---------------------------------
                                                                682,601             507,000
Less: Accumulated depreciation...........................      (269,511)           (200,591)
                                                           ---------------------------------
Property and equipment, net..............................      $413,090            $306,409
--------------------------------------------------------------------------------------------

Depreciation expense for the periods ended June 30, 2004 and 2003 was $68,920 and $39,757, respectively.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at June 30, 2004 and December 31, 2003

--------------------------------------------------------------------------------------------
                                                           JUNE 30, 2004   DECEMBER 31, 2003
--------------------------------------------------------------------------------------------
Accounts payable--trade..................................    $2,708,084          $1,745,246
Accrued payroll and fringe benefits......................       540,465             648,148
Warranty accrual.........................................        94,141                   -
Other accounts payable and accruals......................       398,366             236,801
                                                           ---------------------------------
                                                             $3,741,056          $2,630,195
--------------------------------------------------------------------------------------------

8. DEBT OBLIGATIONS

In August 2002, the Company entered into a loan and security agreement ("Facility") with a commercial lender, which provided for a credit facility with total borrowings of $750,000. Principal relating to the Facility was due on February 9, 2004 with interest repayable in monthly installments and accrues at a rate equal to one half of one percent (0.5%) above the prime rate. As of June 30, 2004 there were no borrowings under the credit facility. On September 9, 2004, the credit facility was closed.

In September 2003, the Company executed a promissory note with Marubeni Corporation, a Japanese corporation that at the same time invested $1,000,000 in the Company, which provided for a loan with total borrowings of $2,000,000. Principal and accrued interest shall be payable on September 4, 2007, or such later date as may be agreed to by the Payee. Interest accrues at a rate equal to five and nine tenths percent (5.9%) per annum calculated on the basis of a 365 day year. The loan agreement contains certain affirmative and negative covenants, of which the Company was in compliance with as of June 30, 2004.

9. STOCK SUBSCRIPTION RECEIVABLE

On December 28, 2001, the Company issued 2,469,570 shares of the Company's restricted common stock to an executive at a price of $0.15 per share for total consideration of $370,436, paid in the form of a promissory note. The note accrues interest at the rate of 4% per annum and is payable in full on December 28, 2005. The underlying restricted common stock shares vest as follows: 4% on the purchase date, 36% on April 10, 2003 and the remaining 60% in equal monthly installments for 32 consecutive months until fully vested. If the executive is terminated for any reason, the Company shall have the right, but not the obligation, to purchase all or any portion of the restricted shares at the original issuance price. At June 30, 2004, 833,486 of these shares are unvested and remain restricted common stock.

10. LEGAL MATTERS

Intermec IP Corp. v. Matrics, Inc.

On June 7, 2004, Intermec IP Corp. ("Intermec") filed suit against Matrics in the Federal District Court in Delaware asserting infringement of four patents owned by Intermec relating to RFID readers and RFID tags. The complaint against Matrics seeks payment of a "reasonable royalty" as well as an injunction against Matrics from infringing such patents. The Company intends to defend the case vigorously.

Nanopower Technologies, Inc. v. Matrics, Inc., and Symbol Technologies, Inc., et al.

On August 11, 2004, Nanopower Technologies, Inc. ("Nanopower"), a California corporation, filed a civil suit against Matrics and Symbol in state court in California. The suit alleges that Matrics breached a consulting agreement, confidentiality agreement and intellectual property licensing agreement pertaining to certain ultra low voltage RFID tag start-up technology to which Nanopower claims ownership and that the defendants violated California state law relating to the protection of trade secrets. Among other things, it claims that Matrics misappropriated the intellectual property of Nanopower without paying royalties. It also claims that Matrics improperly disclosed Nanopower's trade secrets to Symbol and third parties or used them without Nanopower's consent. The suit also named Symbol as a defendant because of Symbol's announced intention to purchase Matrics. Nanopower alleges that Symbol (i) has improperly received disclosure of Nanopower's confidential information, (ii) has, or will, misappropriate Nanopower's trade secrets as a consequence of the proposed Matrics transaction and (iii) will benefit from the alleged breaches of the intellectual property licensing and consulting agreements.

Nanopower seeks a preliminary injunction prohibiting Matrics and Symbol from marketing for sale any RFID tags that allegedly use Nanopower's technology. It also seeks a declaratory judgment that (1) Nanopower's technology and any products derived from that technology are the exclusive property of Nanopower;
(2) even if they are not Nanopower's exclusive property, that Nanopower can license the technology and product derived from the technology to others; and
(3) if Symbol and Matrics have the proprietary rights to the technology, that Nanopower is entitled to receive royalty payments pursuant to the intellectual property licensing agreement it entered into with Matrics. Nanopower also seeks an unspecified amount of compensatory and exemplary damages, as well as attorneys' fees and costs. We intend to vigorously defend against them.

11. RELATED PARTY TRANSACTIONS

In September 2003, the Company entered into a distributor agreement with the Japanese Corporation, Marubeni Corporation, one of its new Series C preferred shareholders for 2003 that at the same time invested $1,000,000 in the Company by purchasing 571,429 shares of Series C preferred stock and provided a loan of $2,000,000 to the Company (see note 8). The investment was made at share price consistent with other investors. The distributor agreement states that Marubeni will be the exclusive authorized distributor to sell, market and otherwise distribute certain RFID products in the exclusive territory of the nation of Japan and all its territories and as a non-exclusive authorized distributor to sell, market and otherwise distribute the same products in the remainder of the world and its nations, excluding Korea. The effective date for the agreement is September 2, 2003 with an exclusivity term for a period of three years from the date on which certain approval for the products is obtained in the exclusive territory and a non-exclusivity term continuing until terminated by either party. Total revenue for the Company under the distributor agreement was approximately $233,000 for period through June 30, 2004. An accounts receivable amount of approximately $202,000 is due from Marubeni Corporation as per period end June 30, 2004.

In September 2003, the Company entered into a sales agreement with International Paper Company for sales of RFID inlets for a total commitment from International Paper Company to purchase 10,000,000 inlets for a total amount of $3,000,000 during the twenty-four months following the agreement date as of September 30, 2003. In November 2003, International Paper Company invested $3,500,000 in the Company by purchasing 2,000,000 shares of Series C preferred stock and became a preferred shareholder of the Company. The investment was made at a share price consistent with other investors. Total revenue from International Paper Company after the investment date as of November 20, 2003 was approximately $285,000 for period ended June 30, 2004. An accounts receivable amount of approximately $181,000 is due from International Paper Company as per period end June 30, 2004.

12. SUBSEQUENT EVENT

On July 26, 2004, the Company reached an agreement to be acquired by Symbol Technologies, Inc. and closed the transaction on September 9, 2004.

PRELIMINARY PROSPECTUS

                                              SHARES

                                 (SYMBOL LOGO)
                                  COMMON STOCK

                                    JPMORGAN


                             ---------------------


BANC OF AMERICA SECURITIES LLC

                               UBS INVESTMENT BANK
                                                      WACHOVIA SECURITIES

                             ---------------------

Robert W. Baird & Co.
                  Bear, Stearns & Co. Inc.
                                                 Lazard
                                                   Thomas Weisel Partners LLC

           , 2004

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION WE HAVE INCLUDED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SUCH SHARES OF OUR COMMON STOCK.

THROUGH AND INCLUDING           , 2004 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO A DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO AN UNSOLD ALLOTMENT OR SUBSCRIPTION.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

---------------------------------------------------------------------
SEC Registration Fee........................................  $36,490
Printing and Engraving Expense..............................        *
Legal Fees..................................................        *
Accounting Fees.............................................        *
NYSE Listing Fees...........................................        *
NASD Filing Fee.............................................   29,250
Miscellaneous...............................................        *
                                                              -------
   Total....................................................  $     *
---------------------------------------------------------------------

* To be completed by amendment

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.


Our certificate of incorporation and by-laws provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law.

We have purchased insurance on behalf of our directors and officers against certain liabilities that may be asserted against, or incurred by, such persons in their capacities as our directors or officers, or that may arise out of their status as our directors or officers, including liabilities under the federal and state securities laws.


Mr. Nuti's employment contract provides for indemnification as set forth in our by-laws to the fullest extent allowable under Delaware law. Additionally, he is entitled to the protection of any insurance policies we hold generally for the benefit of our directors and officers against all costs, charges and expenses incurred or sustained by him in connection with any action, suit or proceeding to which he may be made a party by reason of his position as our Chief Executive Officer, President and Director. These rights survive the termination or expiration of his employment for any reason and the expiration of his employment agreement for any reason.

In addition, the employment agreements that we had with Messrs. Bravman, Goldner and Razmilovic, our former executives, provide for indemnification as set forth in our by-laws to the fullest extent allowable under Delaware law. Additionally, they are entitled to the protection of any insurance policies we hold generally for the benefit of our directors and officers against all costs, charges and expenses incurred or sustained by them in connection with any action, suit or proceeding to which they may be made a party by reason of their positions as our former directors and officers. These rights survive the termination of their respective employment agreements for any reason.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

For the last three years, the Registrant has not issued securities exempt from the registration requirements of the Securities Act of 1933, as amended.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a. Exhibits


  1.1*   Form of Underwriting Agreement
  2.1    Agreement and Plan of Merger by and among Symbol, Marvin
         Acquisition Corp. and Matrics, dated as of July 26, 2004
         (Incorporated by reference to Exhibit 2.1 to the Current
         Report on Form 8-K dated September 15, 2004)
  3.1+   Certificate of Incorporation of Symbol Technologies, Inc.,
         as amended
  3.2    Amended and Restated By-Laws of Symbol (Incorporated by
         reference to Exhibit 3.2 to the Quarterly Report on Form
         10-Q for the quarter ended June 30, 2002)
  4.1    Form of Certificate for Shares of the Common Stock of Symbol
         (Incorporated by reference to Symbol's Form SE on March 3,
         1999)
  4.2    Rights Agreement, dated as of August 13, 2001, between
         Symbol and The Bank of New York, as Rights Agent, which
         includes the Form of Certificate of Designations with
         respect to the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and
         the Summary of Rights to Purchase Shares of Preferred Stock
         as Exhibit C (Incorporated by reference to Exhibit 4 to
         Symbol's Current Report on Form 8-K dated August 21, 2001)
  4.3+   Certificate of Designation of Series A Junior Participating
         Preferred Stock of Symbol Technologies, Inc.
  5.1+   Opinion of Latham & Watkins LLP regarding the validity of
         the common stock

 10.1 Form of 2008 Stock Purchase Warrant issued to certain directors (Incorporated by reference to Exhibit 10.1 to Symbol's Annual Report on Form 10-K for the year ended
         December 31, 1997)
 10.2 1994 Directors' Stock Option Plan (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 33-78678 on
         Form S-8)
 10.3    2000 Directors' Stock Option Plan, as amended and restated
         (Incorporated by reference to Exhibit 10.1 to the Quarterly
         Report on Form 10-Q for the quarter ended March 31, 2004)
 10.4 2002 Directors' Stock Option Plan (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-89668 on
         Form S-8)
 10.5 1997 Employee Stock Purchase Plan, as amended (Incorporated by reference to Exhibit 4.3 to Registration Statement No.
         333-89668 on Form S-8)
 10.6 1997 Employee Stock Option Plan (Incorporated by reference to Exhibit 4.2 to Registration Statement No. 333-73322 on
         Form S-8)
 10.7 1991 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.1 to Symbol's Annual Report on Form 10-K for the year ended December 31, 1991)
 10.8    1990 Non-Executive Stock Option Plan, as amended
         (Incorporated by reference to Exhibit 10.1 of Symbol's
         Annual Report on Form 10-K for the year ended December 31,
         1995 (the "1995 Form 10-K"))
 10.9 2001 Non-Executive Stock Option Plan, as amended and restated (Incorporated by reference to Exhibit 10.9 on Form
         10-K/A for the year ended December 31, 2002)
 10.10   Telxon Corporation 1990 Employee Stock Option Plan
         (Incorporated by reference to Exhibit 10.9 of Symbol's
         Annual Report on Form 10-K for the year ended December 31,
         2002 (the "2002 Form 10-K"))
 10.11 Symbol Technologies, Inc. Executive Bonus Plan, as amended and restated (Incorporated by referenced to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended
         March 31, 2004)
 10.12   Symbol Technologies, Inc. 2004 Equity Incentive Award Plan
         (Incorporated by reference to Exhibit 10.3 to the Quarterly
         Report on Form 10-Q for the quarter ended March 31, 2004)
 10.13   Telxon Corporation 1990 Non-Employee Stock Option Plan
         (Incorporated by reference to Exhibit 10.10 of the 2002 Form
         10-K)
 10.14 2001 Non-Executive Stock Option Plan (Incorporated by reference to Exhibit 10.8 of Symbol's Annual Report on Form
         10-K for the year ended December 31, 2000 (the "2000 Form
         10-K"))
 10.15   Employment Agreement by and between Symbol and Jerome
         Swartz, dated as of July 1, 2000 (Incorporated by reference to Exhibit 10.9 to the 2000 Form 10-K)
 10.16   Separation, Release and Employment Agreement by and between
         Symbol and Jerome Swartz, dated as of July 7, 2003
         (Incorporated by reference to Exhibit 10.13 of the 2002 Form
         10-K)
 10.17+  Settlement Agreement by and between Symbol and Jerome
         Swartz, dated as of June 1, 2004
 10.18   Employment Agreement by and between Symbol and Leonard R.
         Goldner, dated as of December 15, 2000 (Incorporated by reference to Exhibit 10.11 to the 2000 Form 10-K)
 10.19   Without Prejudice Resignation Agreement by and between
         Symbol and Leonard Goldner, dated as of June 30, 2003
         (Incorporated by reference to Exhibit 10.15 to the 2002
         10-K)

 10.20 Tolling Agreement by and between Symbol and Leonard Goldner, dated as of June 9, 2004 (Incorporated by reference to Exhibit 10.1 to Symbol's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)
 10.21 Agreement by and between Symbol and Leonard Goldner, dated as of October 13, 2004, to extend tolling period under the Tolling Agreement, dated as of June 9, 2004 (Incorporated by reference to Exhibit 10.2 to Symbol's Quarterly Report on
         Form 10-Q for the quarter ended September 30, 2004)
 10.22   Employment Agreement by and between Symbol and William R.
         Nuti, dated as of March 31, 2004 (Incorporated by referenced to Exhibit 10.1 to Symbol's Report on Form 8-K filed on
         April 1, 2004)
 10.23   Employment Agreement by and between Symbol and William R.
         Nuti, dated as of July 15, 2002 (Incorporated herein by reference to Exhibit 10.1 to Symbol's Quarterly Report on
         Form 10-Q for the quarter ended June 30, 2002)
 10.24   Employment Agreement by and between Symbol and Richard
         Bravman, dated as of August 1, 2002 (Incorporated herein by reference to Exhibit 10.1 to Symbol's Quarterly Report on
         Form 10-Q for the quarter ended September 30, 2002)
 10.25 Letter Agreement by and between Symbol and Richard Bravman, dated as of March 1, 2004 (Incorporated herein by reference to Exhibit 10.19 of Symbol's Annual Report on Form 10-K for the year ended December 31, 2003 the "2003 Form 10-K")
 10.26   Employment Agreement by and between Symbol and Tomo
         Razmilovic, dated as of February 14, 2002 (Incorporated by reference to Exhibit 10.12 to the 2001 Form 10-K)
 10.27   Separation, Release and Non-Disclosure Agreement between
         Symbol and Tomo Razmilovic, dated as of February 14, 2002
         (Incorporated by reference to Exhibit 10.13 to the 2001 Form
         10-K)
 10.28 Tolling Agreement by and between Symbol and Tomo Razmilovic, dated as of May 6, 2003 (Incorporated by reference to Exhibit 10.20 to the 2002 Form 10-K)
 10.29+ Agreement by and between Symbol and Tomo Razmilovic, dated as of March 18, 2004, to extend tolling period under the Tolling Agreement, dated as of May 6, 2003.
 10.30+  Separation, Release and Non-Disclosure Agreement between
         Symbol and Satya Sharma, dated as of October 15, 2003
 10.31 Executive Retirement Plan, as amended (Incorporated by reference to Exhibit 10.2 to Symbol's Quarterly Report on
         Form 10-Q for the quarter ended September 30, 2002)
 10.32 2002 Executive Stock Ownership and Option Retention Program, dated as of December 16, 2002 (Incorporated by reference to Exhibit 10.22 of the 2002 Form 10-K)
 10.33   Summary of Symbol Technologies, Inc. Executive Bonus Plan
         (Incorporated by reference to Exhibit 10.13 of the 1999 Form
         10-K)
 10.34   Credit Agreement, dated as of November 17, 2003, among
         Symbol Technologies, Inc., the lending institutions identified in the Credit Agreement and Fleet National Bank, as administrative agent (Incorporated by reference to Exhibit 10.33 of the 2002 Form 10-K)
 10.35   Guaranty Agreement, dated as of November 17, 2003, among
         Telxon Corporation and @pos.com, Inc. in favor of, and for the benefit of, the lending institutions identified in the Credit Agreement, dated as of November 17, 2003, and Fleet
         National Bank, as administrative agent (Incorporated by reference to Exhibit 10.34 of the 2002 Form 10-K)

 10.36+  Amendment and Waiver, dated as of June 14, 2004, to the
         Credit Agreement, dated as of November 17, 2003, by and
         among Symbol, Fleet National Bank, as administrative agent and a lender, Bank of Tokyo-Mitsubishi Trust Company, as co-
         documentation agent and a lender, and JPMorgan Chase Bank, as co-documentation agent and a lender, and the other
         lenders from time to time party thereto
 10.37+  Waiver, dated as of July 23, 2004, to the Credit Agreement, dated as of November 17, 2003, by and among Symbol, Fleet
         National Bank, as administrative agent and a lender, Bank of
         Tokyo-Mitsubishi Trust Company, as co-documentation agent
         and a lender, and JPMorgan Chase Bank, as co-documentation agent and a lender, and the other lenders from time to time party thereto
 10.38+  Amendment, dated as of September 8, 2004, to the Credit
         Agreement, dated as of November 17, 2003, by and among
         Symbol, Fleet National Bank, as administrative agent and a lender, Bank of Tokyo-Mitsubishi Trust Company, as
         co-documentation agent and a lender, and JPMorgan Chase
         Bank, as co-documentation agent and a lender, and the other lenders from time to time party thereto
 10.39   Bridge Loan Agreement, dated as of September 9, 2004, among
         Symbol, the subsidiary guarantors and lending institutions identified in the Bridge Loan Agreement, JPMorgan Chase
         Bank, as administrative agent, J.P. Morgan Securities Inc., as sole bookrunner and sole lead arranger and Fleet National
         Bank, as documentation agent (Incorporated by reference to
         Exhibit 1.1 of the current Report on Form 8-K dated
         September 15, 2004)
 10.40   Exchange Note Indenture, dated as of September 9, 2004,
         relating to Symbol's Senior Exchange Notes due 2011
         (Incorporated by reference to Exhibit 1.2 of the current
         Report on Form 8-K dated September 15, 2004)
 16      Letter, dated March 31, 2004, from Deloitte & Touche LLP to the United States Securities and Exchange Commission
         (Incorporated by reference to Exhibit 16.1 of the Current
         Report on Form 8-K dated April 1, 2004)
 21+     Subsidiaries
 23.1*   Consent of Deloitte & Touche LLP
 23.2*   Consent of PricewaterhouseCoopers LLP
 23.3+   Consent of Latham & Watkins LLP (included in Exhibit 5.1)
 24.1+   Power of Attorney
---------------------------------------------------------------------



+ Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-119076) filed September 16, 2004.



* Filed herewith.

(b) Financial Statements Schedules:

                                                                     SCHEDULE II

                   SYMBOL TECHNOLOGIES, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                           (ALL AMOUNTS IN THOUSANDS)

-----------------------------------------------------------------------------------------------
          COLUMN A                COLUMN B                  COLUMN C     COLUMN D      COLUMN E
----------------------------  ------------   -----------------------   ----------   -----------
                                                           ADDITIONS
                                             -----------------------
                               BALANCE AT    CHARGED TO   CHARGED TO
                              BEGINNING OF   COSTS AND      OTHER                   BALANCE AT
DESCRIPTION                       YEAR        EXPENSES     ACCOUNTS    DEDUCTIONS   END OF YEAR
-----------------------------------------------------------------------------------------------
Allowance for doubtful
  accounts:
2003........................  $     34,272   $    7,564   $        -   $   27,890(a) $    13,946
                              -----------------------------------------------------------------
2002........................  $     27,168   $   15,975   $        -   $    8,871(a) $    34,272
                              -----------------------------------------------------------------
2001........................  $     24,322   $    6,936   $        -   $    4,090(a) $    27,168
                              -----------------------------------------------------------------
Inventory reserve:
2003........................  $    170,057   $   20,132   $      863   $   81,721(b) $   109,331
                              -----------------------------------------------------------------
2002........................  $    211,621   $   26,339   $        -   $   67,903(b) $   170,057
                              -----------------------------------------------------------------
2001........................  $    139,540   $  164,099   $        -   $   92,018(b) $   211,621
                              -----------------------------------------------------------------
Deferred tax valuation
  allowance:
2003........................  $     31,436   $    6,523   $    5,977(d) $        -  $    43,936
                              -----------------------------------------------------------------
2002........................  $      8,098   $    6,166   $   17,172(c) $        -  $    31,436
                              -----------------------------------------------------------------
2001........................  $      6,958   $    1,776   $        -   $      636   $     8,098
-----------------------------------------------------------------------------------------------

(a) Uncollectible accounts written off. In 2003 $19,752 related to Telxon were written off.

(b) Inventory disposed of.

(c) True-up for tax rates on Pre-2002 State Net Operating Losses and valuations allowances recorded in goodwill for deferred tax assets related to acquired businesses.

(d) Valuation allowances recorded in goodwill for deferred tax assets related to acquired businesses.

ITEM 17.   UNDERTAKINGS

The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Holtsville, State of New York, on November 19, 2004.


                                          SYMBOL TECHNOLOGIES, INC.
                                          (Registrant)


                                          By: /s/ Mark T. Greenquist

                                            ------------------------------------

                                              Mark T. Greenquist


                                              Senior Vice President and Chief
                                              Financial Officer



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.



                    SIGNATURE                                   TITLE                      DATE
                    ---------                                   -----                      ----

                        *                             Director, Chairman of the      November 19, 2004
 ------------------------------------------------         Board of Directors
                Salvatore Iannuzzi


                        *                                      Director              November 19, 2004
 ------------------------------------------------
                 Robert J. Chrenc


                        *                                      Director              November 19, 2004
 ------------------------------------------------
                   Edward Kozel


                        *                             President, Chief Executive     November 19, 2004
 ------------------------------------------------        Officer and Director
                 William R. Nuti                         (principal executive
                                                               officer)


                        *                                      Director              November 19, 2004
 ------------------------------------------------
                  George Samenuk


                        *                                      Director              November 19, 2004
 ------------------------------------------------
                 Melvin A. Yellin


              /s/ Mark T. Greenquist                         Senior Vice             November 19, 2004
 ------------------------------------------------    President--Finance and Chief
                Mark T. Greenquist                   Financial Officer (principal
                                                          financial officer)

                    SIGNATURE                                   TITLE                      DATE
                    ---------                                   -----                      ----

               /s/ James M. Conboy                    Vice President--Controller     November 19, 2004
 ------------------------------------------------    and Chief Accounting Officer
                 James M. Conboy                        (principal accounting
                                                               officer)


 *By:             /s/ Mark T. Greenquist                                             November 19, 2004
        ------------------------------------------
                    Mark T. Greenquist
                     Attorney-in-Fact

                                 EXHIBIT INDEX


NUMBER                          DESCRIPTION
------                          -----------
 1.1*   Form of Underwriting Agreement
 2.1    Agreement and Plan of Merger by and among Symbol, Marvin
        Acquisition Corp. and Matrics, dated as of July 26, 2004
        (Incorporated by reference to Exhibit 2.1 to the Current
        Report on Form 8-K dated September 15, 2004)
 3.1+   Certificate of Incorporation of Symbol Technologies, Inc.,
        as amended
 3.2    Amended and Restated By-Laws of Symbol (Incorporated by
        reference to Exhibit 3.2 to the Quarterly Report on Form
        10-Q for the quarter ended June 30, 2002)
 4.1    Form of Certificate for Shares of the Common Stock of Symbol
        (Incorporated by reference to Symbol's Form SE on March 3,
        1999)
 4.2    Rights Agreement, dated as of August 13, 2001, between
        Symbol and The Bank of New York, as Rights Agent, which
        includes the Form of Certificate of Designations with
        respect to the Series A Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and
        the Summary of Rights to Purchase Shares of Preferred Stock
        as Exhibit C (Incorporated by reference to Exhibit 4 to
        Symbol's Current Report on Form 8-K dated August 21, 2001)
 4.3+   Certificate of Designation of Series A Junior Participating
        Preferred Stock of Symbol Technologies, Inc.
 5.1+   Opinion of Latham & Watkins LLP regarding the validity of
        the common stock
10.1    Form of 2008 Stock Purchase Warrant issued to certain
        directors (Incorporated by reference to Exhibit 10.1 to
        Symbol's Annual Report on Form 10-K for the year ended
        December 31, 1997)
10.2    1994 Directors' Stock Option Plan (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 33- 78678 on
        Form S-8)
10.3    2000 Directors' Stock Option Plan, as amended and restated
        (Incorporated by reference to Exhibit 10.1 to the Quarterly
        Report on Form 10-Q for the quarter ended March 31, 2004)
10.4    2002 Directors' Stock Option Plan (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-89668 on
        Form S-8)
10.5    1997 Employee Stock Purchase Plan, as amended (Incorporated by reference to Exhibit 4.3 to Registration Statement No.
        333-89668 on Form S-8)
10.6    1997 Employee Stock Option Plan (Incorporated by reference to Exhibit 4.2 to Registration Statement No. 333-73322 on
        Form S-8)
10.7    1991 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.1 to Symbol's Annual Report on Form 10-K for
        the year ended December 31, 1991)
10.8    1990 Non-Executive Stock Option Plan, as amended
        (Incorporated by reference to Exhibit 10.1 of Symbol's
        Annual Report on Form 10-K for the year ended December 31,
        1995 (the "1995 Form 10-K"))
10.9    2001 Non-Executive Stock Option Plan, as amended and
        restated (Incorporated by reference to Exhibit 10.9 on Form
        10-K/A for the year ended December 31, 2002)
10.10   Telxon Corporation 1990 Employee Stock Option Plan
        (Incorporated by reference to Exhibit 10.9 of Symbol's
        Annual Report on Form 10-K for the year ended December 31,
        2002 (the "2002 Form 10-K"))
10.11   Symbol Technologies, Inc. Executive Bonus Plan, as amended and restated (Incorporated by referenced to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended
        March 31, 2004)

NUMBER                          DESCRIPTION
------                          -----------
10.12   Symbol Technologies, Inc. 2004 Equity Incentive Award Plan
        (Incorporated by reference to Exhibit 10.3 to the Quarterly
        Report on Form 10-Q for the quarter ended March 31, 2004)
10.13   Telxon Corporation 1990 Non-Employee Stock Option Plan
        (Incorporated by reference to Exhibit 10.10 of the 2002 Form
        10-K)
10.14   2001 Non-Executive Stock Option Plan (Incorporated by
        reference to Exhibit 10.8 of Symbol's Annual Report on Form
        10-K for the year ended December 31, 2000 (the "2000 Form
        10-K"))
10.15   Employment Agreement by and between Symbol and Jerome
        Swartz, dated as of July 1, 2000 (Incorporated by reference to Exhibit 10.9 to the 2000 Form 10-K)
10.16   Separation, Release and Employment Agreement by and between
        Symbol and Jerome Swartz, dated as of July 7, 2003
        (Incorporated by reference to Exhibit 10.13 of the 2002 Form
        10-K)
10.17+  Settlement Agreement by and between Symbol and Jerome
        Swartz, dated as of June 1, 2004
10.18   Employment Agreement by and between Symbol and Leonard R.
        Goldner, dated as of December 15, 2000 (Incorporated by
        reference to Exhibit 10.11 to the 2000 Form 10-K)
10.19   Without Prejudice Resignation Agreement by and between
        Symbol and Leonard Goldner, dated as of June 30, 2003
        (Incorporated by reference to Exhibit 10.15 to the 2002
        10-K)
10.20   Tolling Agreement by and between Symbol and Leonard Goldner, dated as of June 9, 2004 (Incorporated by reference to
        Exhibit 10.1 to Symbol's Quarterly Report on Form 10-Q for
        the quarter ended September 30, 2004)
10.21   Agreement by and between Symbol and Leonard Goldner, dated as of October 13, 2004, to extend tolling period under the
        Tolling Agreement, dated as of June 9, 2004 (Incorporated by reference to Exhibit 10.2 to Symbol's Quarterly Report on
        Form 10-Q for the quarter ended September 30, 2004)
10.22   Employment Agreement by and between Symbol and William R.
        Nuti, dated as of March 31, 2004 (Incorporated by referenced to Exhibit 10.1 to Symbol's Report on Form 8-K filed on
        April 1, 2004)
10.23   Employment Agreement by and between Symbol and William R.
        Nuti, dated as of July 15, 2002 (Incorporated herein by
        reference to Exhibit 10.1 to Symbol's Quarterly Report on
        Form 10-Q for the quarter ended June 30, 2002)
10.24   Employment Agreement by and between Symbol and Richard
        Bravman, dated as of August 1, 2002 (Incorporated herein by reference to Exhibit 10.1 to Symbol's Quarterly Report on
        Form 10-Q for the quarter ended September 30, 2002)
10.25   Letter Agreement by and between Symbol and Richard Bravman, dated as of March 1, 2004 (Incorporated herein by reference to Exhibit 10.19 to Symbol's Annual Report on Form 10-K for
        the year ended December 31, 2003 the "2003 Form 10-K")
10.26   Employment Agreement by and between Symbol and Tomo
        Razmilovic, dated as of February 14, 2002 (Incorporated by reference to Exhibit 10.12 to the 2001 Form 10-K)
10.27   Separation, Release and Non-Disclosure Agreement between
        Symbol and Tomo Razmilovic, dated as of February 14, 2002
        (Incorporated by reference to Exhibit 10.13 to the 2001 Form
        10-K)
10.28   Tolling Agreement by and between Symbol and Tomo Razmilovic, dated as of May 6, 2003 (Incorporated by reference to
        Exhibit 10.20 to the 2002 Form 10-K)
10.29+  Agreement by and between Symbol and Tomo Razmilovic, dated as of March 18, 2004, to extend tolling period under the
        Tolling Agreement, dated as of May 6, 2003

NUMBER                          DESCRIPTION
------                          -----------
10.30+  Separation, Release and Non-Disclosure Agreement between
        Symbol and Satya Sharma, dated as of October 15, 2003
10.31   Executive Retirement Plan, as amended (Incorporated by
        reference to Exhibit 10.2 to Symbol's Quarterly Report on
        Form 10-Q for the quarter ended September 30, 2002)
10.32   2002 Executive Stock Ownership and Option Retention Program,
        dated as of December 16, 2002 (Incorporated by reference to
        Exhibit 10.22 of the 2002 Form 10-K)
10.33   Summary of Symbol Technologies, Inc. Executive Bonus Plan
        (Incorporated by reference to Exhibit 10.13 of the 1999 Form
        10-K)
10.34   Credit Agreement, dated as of November 17, 2003, among
        Symbol Technologies, Inc., the lending institutions
        identified in the Credit Agreement and Fleet National Bank, as administrative agent (Incorporated by reference to
        Exhibit 10.33 of the 2002 Form 10-K)
10.35   Guaranty Agreement, dated as of November 17, 2003, among
        Telxon Corporation and @pos.com, Inc. in favor of, and for the benefit of, the lending institutions identified in the
        Credit Agreement, dated as of November 17, 2003, and Fleet
        National Bank, as administrative agent (Incorporated by
        reference to Exhibit 10.34 of the 2002 Form 10-K)
10.36+  Amendment and Waiver, dated as of June 14, 2004, to the
        Credit Agreement, dated as of November 17, 2003, by and
        among Symbol, Fleet National Bank, as administrative agent and a lender, Bank of Tokyo-Mitsubishi Trust Company, as
        co-documentation agent and a lender, and JPMorgan Chase
        Bank, as co-documentation agent and a lender, and the other lenders from time to time party thereto
10.37+  Waiver, dated as of July 23, 2004, to the Credit Agreement, dated as of November 17, 2003, by and among Symbol, Fleet
        National Bank, as administrative agent and a lender, Bank of
        Tokyo-Mitsubishi Trust Company, as co-documentation agent
        and a lender, and JPMorgan Chase Bank, as co-documentation agent and a lender, and the other lenders from time to time party thereto
10.38+  Amendment, dated as of September 8, 2004, to the Credit
        Agreement, dated as of November 17, 2003, by and among
        Symbol, Fleet National Bank, as administrative agent and a lender, Bank of Tokyo-Mitsubishi Trust Company, as
        co-documentation agent and a lender, and JPMorgan Chase
        Bank, as a co-documentation agent and a lender, and the
        other lenders from time to time party thereto
10.39   Bridge Loan Agreement, dated as of September 9, 2004, among
        Symbol, the subsidiary guarantors and lending institutions identified in the Bridge Loan Agreement, JPMorgan Chase
        Bank, as administrative agent, J.P. Morgan Securities Inc., as sole bookrunner and sole lead arranger and Fleet National
        Bank, as documentation agent (Incorporated by reference to
        Exhibit 1.1 of the current Report on Form 8-K dated
        September 15, 2004)
10.40   Exchange Note Indenture, dated as of September 9, 2004,
        relating to Symbol's Senior Exchange Notes due 2011
        (Incorporated by reference to Exhibit 1.2 of the current
        Report on Form 8-K dated September 15, 2004)
16      Letter, dated March 31, 2004, from Deloitte & Touche LLP to the United States Securities and Exchange Commission
        (Incorporated by reference to Exhibit 16.1 of the Current
        Report on Form 8-K dated April 1, 2004)
21+     Subsidiaries
23.1*   Consent of Deloitte & Touche LLP

NUMBER                          DESCRIPTION
------                          -----------
23.2*   Consent of PricewaterhouseCoopers LLP
23.3+   Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1+   Power of Attorney
--------------------------------------------------------------------



+ Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-119076) filed September 16, 2004.



* Filed herewith.